AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MARCH 25, 1994

                                                       REGISTRATION NO. 33-72330
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                ---------------

                               AMENDMENT NO. 3 TO

                                    FORM S-3

                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                                ---------------

                                  HUBCO, INC.
             (Exact name of registrant as specified in its charter)

              NEW JERSEY                                   22-2405746
     (State or other jurisdiction of                    (I.R.S. Employer
     incorporation or organization)                    Identification No.)



                             3100 BERGENLINE AVENUE
                          UNION CITY, NEW JERSEY 07087
                                 (201) 348-2300
         (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                                ---------------

                         KENNETH T. NEILSON, PRESIDENT
                             3100 BERGENLINE AVENUE
                          UNION CITY, NEW JERSEY 07087
                                 (201) 348-2300
               (Name, address, including zip code, and telephone
               number including area code, of agent for service)

                                ---------------


                                With Copies to:

 RONALD H. JANIS, ESQ.        MICHAEL M. HORN, ESQ.          SOL GENAUER, ESQ.
CLAPP & EISENBERG, P.C.        MCCARTER & ENGLISH         BLANK, ROME, COMISKY
   One Newark Center           Four Gateway Center           & MCCAULEY
    Newark, NJ 07102          Newark, NJ 07101-0652       Four Penn Center Plaza
     (201) 642-3900              (201) 622-4444           Philadelphia, PA 19103
                                                              (215) 569-5533
                                ---------------

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this Registration Statement.

     If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. /_/

     If the Registrant elects to deliver its latest annual report to security holders, or a complete and legible facsimile thereof, pursuant to Item 11(a)(1) of this form, check the following box. /_/

                                ---------------

                        CALCULATION OF REGISTRATION FEE

================================================================================
                                               PROPOSED   PROPOSED
                                                MAXIMUM    MAXIMUM
                                               OFFERING   AGGREGATE   AMOUNT OF
      TITLE OF SHARES          AMOUNT TO BE    PRICE PER   OFFERING REGISTRATION
     TO BE REGISTERED           REGISTERED      UNIT(1)    PRICE(1)    FEE(1)
- --------------------------------------------------------------------------------
Common Stock, No par value .. 2,236,111 shares  $18.00   $40,250,000   $13,880
================================================================================

(1) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457. A proposed maximum offering price per share of $18.00 is used for purposes of calculating the registration fee because it is the maximum offering price at which the shares will be offered in the Subscription and Stockholder Offerings. An aggregate dollar amount of Common Stock equal to the Final Appraised Value will be offered in the Offerings and, therefore, for purposes of determining the proposed maximum aggregate offering price and calculating the registration fee we have assumed a Final Appraised Value equal to the maximum of the Estimated Valuation Range.

                                ---------------

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

================================================================================

          SUBSCRIPTION, STOCKHOLDER AND COMMUNITY OFFERING PROSPECTUS

                                  HUBCO, INC.


                         An Estimated 1,944,444 Shares

               (representing the midpoint of the valuation range)

                          Common Stock (No par Value)


     HUBCO, Inc. ("HUBCO"), a New Jersey corporation, is offering an estimated 1,944,444 shares of its common stock, no par value (the "Common Stock"), in connection with the conversion of Statewide Savings Bank ("Statewide") from a state-chartered mutual savings bank to a state-chartered stock savings bank, immediately followed by its conversion to a state-chartered stock commercial bank and merger with and into Hudson United Bank (the "Bank"), a wholly owned subsidiary of HUBCO (these transactions together with the offer and sale of the Common Stock by HUBCO, the "Merger Conversion"). The Merger Conversion is taking place pursuant to Statewide's Amended and Restated Plan of Conversion (the "Plan") and an Amended and Restated Agreement and Plan of Reorganization among HUBCO, the Bank and Statewide, as amended (the "Agreement"). See "THE MERGER CONVERSION--Overview."

                                                        (continued on next page)

THESE SECURITIES  HAVE  NOT  BEEN  APPROVED OR DISAPPROVED BY THE SECURITIES AND
  EXCHANGE  COMMISSION,  THE  COMMISSIONER  OF  BANKING  OF  THE  STATE OF NEW
    JERSEY, THE FEDERAL  DEPOSIT INSURANCE CORPORATION, OR ANY OTHER FEDERAL
      AGENCY OR  ANY  STATE SECURITIES COMMISSION NOR HAS SUCH COMMISSION,
        COMMISSIONER,  CORPORATION OR OTHER AGENCY OR  STATE  SECURITIES
          COMMISSION  PASSED  UPON  THE  ACCURACY  OR ADEQUACY OF THIS
            PROSPECTUS.    ANY  REPRESENTATION  TO  THE  CONTRARY IS
                              A CRIMINAL OFFENSE.

==========================================================================================================
                                                                             Estimated
                                                            Estimated    Underwriting and
                                                             Purchase       Other Fees          Estimated
                                                             Price(1)     and Expenses(2)     Net Proceeds
- ----------------------------------------------------------------------------------------------------------
Per Share .................   Subscription Offering          $18.00             $1.00            $17.00
                              Stockholder Offering           $18.00             $1.00            $17.00
                              Community Offering             $22.75             $1.21            $21.54
- ----------------------------------------------------------------------------------------------------------
Total (3) .................   Minimum(4)                   $29,750,000       $1,849,000        $27,901,000
                              Midpoint(4)                  $35,000,000       $1,954,000        $33,046,000
                              Maximum(4)                   $40,250,000       $2,059,000        $38,191,000
==========================================================================================================

(1) The estimated purchase price in the Subscription Offering and Stockholder Offering assumes that the Fixed Price is less than 95% of the Community Purchase Price. The estimated purchased price in the Community Offering assumes that the average of the closing prices of the Common Stock for the ten trading days immediately preceding the day before the Closing Date is $22.75. The actual purchase prices in the Subscription Offering, Stockholder Offering and Community Offering could vary from the estimated purchase prices if the Average Closing Price is different than $22.75. See "Description of the Offerings." The number of shares being offered in the Offerings (currently estimated at 1,944,444) will be determined on the basis of the Final Appraised Value and the dollar amount of shares subscribed for at the Subscription Purchase Price and the Community Purchase Price. See "DESCRIPTION OF THE OFFERINGS."

(2) Consists of estimated expenses which will be incurred by HUBCO in connection with the offering of shares in the Merger Conversion and the Offerings. Estimated expenses include printing, postage, legal, accounting, financial advisory, sales agency fees, appraisal and other costs. Sales agency fees to be paid to Community Capital Group, a division of Ryan Beck and Co., Inc. ("Community Capital"), are included in the amount and are estimated to be $595,000, $700,000 and $805,000 at minimum, midpoint and maximum, respectively. See "DESCRIPTION OF THE OFFERINGS--Plan of Distribution." Estimated Underwriting and Other Fees and Expenses reflected on a per share basis assumes that all of the shares of Common Stock offered hereby will be sold in each of the Offerings.

(3) Assumes that all shares being offered in the Merger Conversion are sold in the Offerings. The actual gross and net proceeds may be more or less than the estimated amounts depending upon, among other things, the Final Appraised Value and actual expenses incurred in connection with the Merger Conversion and the Offerings.

(4) The midpoint is the Preliminary Appraised Value. The other values are a range 15% below such number (the minimum) and 15% above such number (the maximum). The number of shares offered will range from 1,652,778 shares at the minimum value to 2,236,111 shares at the maximum value, assuming an $18 per share price. If the Final Appraised Value is between the minimum or maximum, subscribers will not be resolicited. If the Final Appraised Value is above or below the minimum or maximum, subscribers must be resolicited. The aggregate dollar amount of shares sold will equal the Final Appraised Value regardless of the price per share or the number of shares sold.

                            COMMUNITY CAPITAL GROUP

                                 a division of

                                Ryan, Beck & Co.


       The date of this Subscription, Stockholder and Community Offering
                          Prospectus is _____ _, 1994.

     In accordance with the Plan, nontransferable rights to subscribe for the Common Stock have been granted, in order of priority, to (i) depositors of record on December 31, 1992 of Statewide Savings Bank, S.L.A., whose deposits in Statewide eligible accounts ("Eligible Accounts") totalled at least $50 in the aggregate ("Eligible Account Holders") and (ii) depositors and borrowers of Statewide Savings Bank, S.L.A. eligible to vote on the Plan who are not Eligible Account Holders and HUBCO's Recognition and Retention Plan and Trust Agreement for the Statewide Division of Hudson United Bank (the "RRP") (collectively, "Other Voting Members"), in a subscription offering (the "Subscription Offering"). Eligible Accounts are any withdrawable or deposit account of Statewide, but excluding any non-interest bearing (i) demand deposit, (ii) negotiable order of withdrawal (NOW) deposit account, or (iii) other non-interest bearing transaction account. Concurrently, subject to the prior rights of subscribers in the Subscription Offering, HUBCO is offering for sale in a stockholder offering the shares of Common Stock not subscribed for in the Subscription Offering to holders of record on December 31, 1993 of HUBCO Common Stock (the "Stockholder Offering") and, subject to the prior rights of subscribers in the Subscription Offering and the prior rights of HUBCO stockholders in the Stockholder Offering, HUBCO is offering for sale in a community offering the shares of Common Stock not subscribed for in the Subscription and Stockholder Offerings to certain members of the general public with a preference, first to natural persons residing in counties in which Statewide maintains offices and second to natural persons residing in the State of New Jersey (the "Community Offering").

     HUBCO has engaged Community Capital Group, a division of Ryan, Beck & Co., Inc., a registered broker dealer ("Community Capital"), to consult, advise and assist in the distribution of shares of Common Stock in the Subscription, Stockholder and Community Offerings. Community Capital has agreed to use its best efforts to solicit subscriptions and purchase orders for shares of Common Stock in the Subscription, Stockholder and Community Offerings. Depending upon market conditions, shares may be offered in the Community Offering to certain members of the general public on a best efforts basis by a selling group of broker-dealers to be managed by Community Capital (the "Syndicated Community Offering") or may be offered to the general public in an underwritten public offering (the "Public Offering") to be managed by Ryan, Beck & Co., Inc., a registered broker-dealer. The Subscription Offering, Stockholder Offering, Community Offering and Syndicated Community Offering are referred to collectively as the "Offerings." See "DESCRIPTION OF THE OFFERINGS".

     Subscription rights in the Subscription Offering and Stockholder Offering are nontransferable and will expire if properly completed order forms are not received by the expiration of the Subscription, Stockholder and Community Offerings, which is expected to be 5:00 p.m. New Jersey Time on _______, 1994, unless extended by Statewide with the approval of HUBCO until ______, 1994 (the "Subscription Expiration Date"), without further approval of the Commissioner of Banking of the State of New Jersey (the "Commissioner") or additional notice to subscribers. Subscriptions may not be cancelled or changed nor will subscription payments be released until the Merger Conversion is completed or terminated; provided, however, if the date of consummation of the Merger Conversion (the "Closing Date") is not within 45 days after the close of the Offerings (i.e. ______, 1994), unless such period has been extended with the consent of the Commissioner, all subscribers will have their funds returned promptly, with interest, and all withdrawal authorizations will be canceled. If an extension of time has been granted, all subscribers will be notified of such extension, of their rights to modify or rescind their subscriptions and have their subscription funds returned promptly with interest, and of the time period within which the subscriber must notify HUBCO of his intention to modify or rescind his subscription. The subscription of any subscriber that does not respond to the resolicitation will be automatically rescinded. See "SUBSCRIPTION PROCEDURES--Subscription Rights; Eligible Subscribers in Subscription Offering." Subscribers must make payment for shares (or provide instructions for payment as described below) prior to the Subscription Expiration Date.

     The price at which shares of Common Stock are offered hereby in the Subscription and Stockholder Offerings (the "Subscription Purchase Price") is equal to the lesser of (i) $18.00 (the "Fixed Price") or (ii) 95% of the price at which the shares are offered hereby in the Community Offering ("Community Purchase Price"). The Community Purchase Price is equal to the average of the closing prices of the Common Stock as reported on the NASDAQ National Market System for the ten trading days immediately preceding the day before the Closing Date rounded to the nearest cent, with any $.0050 rounded to the next highest $.0100 (the "Average Closing Price"). The price at which the shares are offered in the Public Offering ("Public Offering Price") will be determined by negotiation between HUBCO and Ryan, Beck & Co., Inc. based on, among other factors, market conditions and the market price of the Common Stock immediately prior to commencement of the Public Offering. See "MARKET PRICE AND DIVIDENDS OF HUBCO" and "DESCRIPTION OF THE OFFERINGS--Subscription and Stockholder


Offerings." The Fixed Price is subject to adjustment upon the occurrence of certain capital changes of HUBCO as provided in the Agreement.

     The Common Stock is quoted on the NASDAQ National Market System under the symbol "HUBC." The last reported sale price of the Common Stock prior to the date of this Subscription, Stockholder and Community Offering Prospectus ("Prospectus") was $____ per share on _______ __, 1994. See "MARKET PRICE AND DIVIDENDS OF HUBCO."

     An order form (the "Subscription Form") accompanies this Prospectus. Any person who wishes to subscribe for shares of Common Stock in the Subscription, Stockholder or Community Offering must complete and execute the Subscription Form, indicating the dollar amount of Common Stock subscribed for. The minimum subscription in the Subscription Offering is 25 shares. The minimum subscription in the Stockholder and Community Offerings is 100 shares. Each subscriber, together with any associates of, or persons acting in concert with, such subscriber, may subscribe for no more than 5% of the total number of shares of Common Stock issued in the Merger Conversion or approximately 97,222 shares, subject to decrease as described elsewhere in this Prospectus. See "SUBSCRIPTION PROCEDURES--Minimum and Maximum Limitations on Purchases."

     Each subscriber should remit full payment with the Subscription Form in cash (only if delivered in person), or by check or money order. If the subscription is made in the Subscription Offering, the subscriber may also pay by authorizing withdrawal from a Statewide deposit account. Statewide will waive any applicable penalties for early withdrawal from certificate of deposit accounts in connection with the Offerings. See "SUBSCRIPTION PROCEDURES--Payment for Shares." NO PERSON IS REQUIRED TO SUBSCRIBE FOR SHARES IN ANY OFFERING.

     The subscriber may deliver the Subscription Form, together with payment, either in person to any Statewide office, or by using the enclosed postage paid return envelope. From the date payment is received until the Closing Date or the date the Merger Conversion is terminated (the "Termination Date"), subscription funds remitted will accrue interest at Statewide's passbook rate, which is currently 2.50% per annum. Funds for which withdrawal is authorized from an Eligible Statewide Account will continue to accrue interest at the account rate until the Closing Date or the Termination Date. See "SUBSCRIPTION
PROCEDURES--Payment   for Shares"  and  "CERTAIN   FEDERAL   INCOME TAX
CONSEQUENCES--Interest Payments and Backup Withholding." Each subscriber will receive as many whole shares of Common Stock as are permitted to be purchased with the amount of funds submitted by the subscriber, subject to certain purchase limitations and subject also to reduction if the Offerings are oversubscribed. See "SUBSCRIPTION PROCEDURES--Minimum and Maximum Limitations on Purchases" and "--Settlement for Shares; Delivery of Certificates" and "--Oversubscription."

     Any questions concerning the subscription procedure or any related matters should be directed to the Statewide Stock Information Center, 70 Sip Avenue, Jersey City, New Jersey 07306, telephone number(201) 795-7689.

     FOR A DISCUSSION OF CERTAIN FACTORS TO BE CONSIDERED BY SUBSCRIBERS, SEE "INVESTMENT CONSIDERATIONS." Subscribers also should consider carefully the tax consequences associated with purchasing shares of Common Stock at the Subscription Purchase Price and certain related information. See "CERTAIN FEDERAL INCOME TAX CONSEQUENCES."

     The number of shares of Common Stock being offered hereby is an estimate based on a preliminary appraised value of Statewide prepared by Kaplan Associates of $35 million ("Preliminary Appraised Value") and an assumption that all shares being offered hereby will be sold in the Subscription and Stockholder Offerings at a price of $18.00 per share. The Preliminary Appraised Value will be updated promptly following the Subscription Expiration Date. The actual number of shares of Common Stock being offered hereby may increase or decrease without a resolicitation of subscribers if the updated appraised value (the "Final Appraised Value") differs from the Preliminary Appraised Value, the Subscription Purchase Price differs from $18.00 per share and/or not all shares offered hereby are sold in the Subscription and Stockholder Offerings. Also, if the price per share changes, no solicitation will be required. However, if the Final Appraised Value is lower than $29.75 million or higher than $40.25 million (the "Estimated Valuation Range"), approval of the Commissioner will be required in order to complete the Offerings. Such approval would be conditioned upon a resolicitation of subscribers, who would have the opportunity to increase, decrease or rescind their subscriptions. Subscriptions that are not amended or affirmed would be considered automatically rescinded. See "SUBSCRIPTION PROCEDURES--Number of Shares of Common



Stock." A copy of the updated appraisal will be filed with the Securities and Exchange Commission by means of a post-effective amendment to the Registration Statement of which this Prospectus is a part. See "AVAILABLE INFORMATION."


     The consummation of the Merger Conversion is dependent upon the satisfaction or, in certain cases, waiver of various conditions, including receipt of all required regulatory approvals, the sale in the Offerings and, if necessary, the Public Offering, of an aggregate dollar amount of Common Stock equal to the Final Appraised Value and approval by the voting members of Statewide of the Plan. If the conditions necessary to consummate the Merger Conversion are not satisfied, all subscription payments received will be promptly returned to subscribers, together with interest earned, and all authorizations for withdrawal from accounts at Statewide will be cancelled. See "THE MERGER CONVERSION--Conditions to Closing." The Agreement provides that either HUBCO or Statewide may terminate the transaction if any required application for regulatory approval is denied or is approved with certain adverse conditions or if the Merger Conversion is not consummated by June 30, 1994. See "THE MERGER CONVERSION--Termination."


     Although it is anticipated that the Closing Date and delivery of the stock certificates will occur as soon as practicable after the expiration of the Offerings, there can be no assurance that delays will not occur. Subscribers may not be able to sell the shares purchased until certificates are delivered. See "INVESTMENT CONSIDERATIONS."

     THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, COMMON STOCK IN THE PUBLIC OFFERING. THE COMMON STOCK, IF ANY, TO BE OFFERED IN THE PUBLIC OFFERING WILL BE OFFERED ONLY BY MEANS OF A SEPARATE PUBLIC OFFERING PROSPECTUS.

                                 --------------

     FOR INFORMATION CONCERNING CERTAIN FACTORS THAT SHOULD BE CAREFULLY CONSIDERED BY PROSPECTIVE INVESTORS, SEE "INVESTMENT CONSIDERATIONS."

                                 --------------




          (printed document contains a map of the State of New Jersey illustrating the locations of Bank Branches of HUBCO, Inc.
              Statewide Savings Bank and Washington Bancorp. Inc.)














     THE SHARES OF COMMON STOCK OFFERED HEREBY ARE NOT SAVINGS ACCOUNTS OR DEPOSITS AND ARE NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION, THE BANK INSURANCE FUND, THE SAVINGS ASSOCIATION INSURANCE FUND OR ANY OTHER GOVERNMENT AGENCY.




                             AVAILABLE INFORMATION

     HUBCO is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission").

     All reports, proxy statements and other information filed by HUBCO may be inspected and copied at the Commission's Public Reference Room at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549 or at the Commission's regional offices at the Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511 and at 75 Park Plaza, 14th Floor, New York, New York 10007. Copies of such material may also be obtained upon payment of applicable charges from the Public Reference Section, Securities and Exchange Commission, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549.

     HUBCO has filed with the Commission under the Securities Act of 1933 a Registration Statement on Form S-3 relating to the securities offered hereby (together with all amendments and supplements thereto, the "Registration Statement"), of which this Prospectus constitutes a part. This Prospectus omits certain information and documents contained in the Registration Statement, and reference is made to the Registration Statement, including the exhibits thereto, for further information with respect to HUBCO and the securities offered hereby. Statements contained in this Prospectus concerning the provisions of such documents are necessarily summaries of such documents and each such statement is qualified in its entirety by reference to the copy of the applicable document filed with the Commission.


                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents filed by HUBCO with the Commission are incorporated in this Prospectus by reference:

          (a) HUBCO's Annual Report on Form 10-K for the year ended December 31, 1992.

          (b) HUBCO's Quarterly Reports on Form 10-Q for the quarters ended March 31, 1993 and June 30, 1993 (as amended by Form 10-Q/A on September 23, 1993) and September 30, 1993.


          (c) HUBCO's Current Reports on Form 8-K dated January 26, March 26, April 14, May 21, June 30, July 9, October 12, and November 8, 1993 and January 20, and March 3, 1994.


     All documents filed by HUBCO pursuant to Sections 13(a), 13(c), 14, or 15(d) of the Exchange Act after the date hereof and prior to the completion of the Offerings made hereby are incorporated herein by reference and shall be deemed a part hereof from the respective dates such documents are filed. Any statement contained in this Prospectus or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     These documents, other than exhibits to such documents not incorporated therein by reference, are available to recipients of this Prospectus upon written or oral request and without charge from D. Lynn Van Borkulo-Nuzzo, Esq., Corporate Secretary, HUBCO, Inc., 3100 Bergenline Avenue, Union City, New Jersey 07087, (201) 348-2326.





                              RECENT DEVELOPMENTS


Recent Developments with Respect to HUBCO

     On November 8, 1993, HUBCO's Board of Directors authorized a stock repurchase plan and authorized management to repurchase up to 10% of its outstanding common stock per year beginning immediately. At that time, HUBCO had approximately 6.9 million shares outstanding. As of March 1, 1994, HUBCO had repurchased 455,081 shares at a cost of $10,131,898, of which 12,300 shares have been reissued by HUBCO as awards under its restricted stock plan. HUBCO's management currently does not have intentions to purchase additional shares under the stock repurchase plan but intends to re-examine the issue from time to time. HUBCO's last repurchase of shares was on January 24, 1994.

     On January 14, 1994, HUBCO sold $25 million aggregate principal amount of subordinated debt in a private placement. The subordinated debentures bear interest at 7.75% per annum payable semi-annually. The debentures mature in 2004 (i.e., ten years after the date of original issuance) and payment of the principal of the debentures may be accelerated only upon the bankruptcy or insolvency of HUBCO or its major banking subsidiary. The debt was issued under an indenture intended to comply with the terms and conditions of the Trust Indenture Act of 1939 and HUBCO is obligated to register the subordinated debt with the SEC by July 13, 1994, for an exchange offer for registered securities or in a resale transaction. The subordinated debt has been structured to comply with the current rules of the Board of Governors of the Federal Reserve System regarding debt which will qualify as Tier 2 capital under the FRB capital adequacy rules. HUBCO sold the debt as part of a long term strategy to raise capital and did not need the additional capital or funds raised to pay for existing acquisitions. HUBCO intends to use the net proceeds from the sale of the subordinated debt for general corporate purposes, including investments in and advances to HUBCO's subsidiaries, and for financing possible or future acquisitions of deposits and banking assets. Pending such use, HUBCO or its subsidiaries may temporarily invest the net proceeds in investment grade securities.

     On March 18, 1994, HUBCO entered into an interest rate exchange agreement (the "agreement") for the purpose of hedging the interest rate related to the $25,000,000 subordinated debt issued in January, 1994. The agreement is a contractual agreement between HUBCO and its counterparty to exchange fixed and floating rate interest obligations without exchange of the underlying notional amount of $25,000,000. The agreement was entered into in an effort to lower the overall cost of borrowings. Such agreement involves interest rate risk. If interest rates increase, the benefit resulting from the agreement will be diminished. The notional principal amount is used to express the volume of the transaction involved in this agreement; however, this amount does not represent exposure to credit loss. HUBCO's counterparty to the agreement is the fixed rate payor on the agreement and HUBCO is the floating rate payor on the agreement. The floating rate is reset every three months. As of the date of the agreement, the net reduction in the interest rate on the subordinated debt was 1.65%. The original term of this agreement is 3 years.

     HUBCO has outgrown the space at its headquarters office and commencing in late December 1993 HUBCO actively undertook a search for additional space to expand its headquarters operations. In March of 1994, HUBCO contracted to purchase a 64,350 square foot building in Mahwah, New Jersey to house the executive offices of HUBCO and the HUBCO's data processing subsidiary, which will service the Bank's data processing and check processing needs and will offer its services to smaller banks in the New York and New Jersey area. The net increase in HUBCO's total other expenses directly attributable to this purchase is anticipated to be approximately one percent.







                                    SUMMARY

     The following is a summary of certain portions of this Prospectus and is qualified by and should be read in conjunction with the detailed information and financial statements appearing herein or incorporated by reference into this Prospectus. HUBCO's financial information presented herein, including historical per share data and weighted average number of shares outstanding, has been adjusted to reflect stock dividends declared by HUBCO on its Common Stock. The financial statements contained herein relating to Statewide are the financial statements of Statewide Savings Bank, S.L.A., the predecessor institution to Statewide.

     This Prospectus contains detailed information about and the financial statements of Washington Bancorp. Inc., a bank holding company which HUBCO has agreed to acquire pursuant to the terms of a certain Agreement and Plan of Merger. The Merger Conversion and the sale of Common Stock offered hereby is expected to be completed prior to HUBCO's acquisition of Washington Bancorp, Inc. Completion of the acquisition of Washington Bancorp, Inc. is not a condition precedent to completion of the Merger Conversion. Completion of the acquisition of Washington Bancorp, Inc. is subject to a number of conditions which are contained in the Agreement and Plan of Merger. There can be no assurances that the acquisition of Washington Bancorp, Inc. will be completed.

HUBCO

     HUBCO is a bank holding company whose principal operating subsidiary is Hudson United Bank (the "Bank"), a state-chartered commercial bank. The corporate headquarters of HUBCO and the main office of the Bank are located at 3100 Bergenline Avenue, Union City, New Jersey 07087; telephone (201) 348-2300.

     Incorporated in 1890, the Bank is a full service commercial bank which primarily serves small and mid-sized businesses and consumers in Northern New Jersey, its primary market area. The Bank currently operates 37 branches in Hudson, Bergen, Passaic, Essex, Middlesex and Morris Counties. The deposits of the Bank are insured by the Bank Insurance Fund (the "BIF") of the Federal Deposit Insurance Corporation (the "FDIC"). See "BUSINESS OF HUBCO--Hudson United Bank."


     As of December 31, 1993, HUBCO had consolidated assets of $1.042 billion, consolidated deposits of $936 million and consolidated stockholders' equity of $79 million. Based on assets, at December 31, 1993, HUBCO was the 12th largest commercial bank holding company headquartered in New Jersey. See "BUSINESS OF HUBCO--General."

     HUBCO's strategy is to enhance profitability and build market share through both internal growth and acquisitions. Since October 1990, HUBCO has acquired 24 branches, $802.1 million in deposits and $807.2 million in assets from six financial institutions in both government-assisted and private transactions. As a result of these transactions, HUBCO's asset base grew 38% to $932 million at year end 1992 from $673 million at year end 1991. In 1993, HUBCO's asset base grew 12% to $1.042 billion at December 31, 1993.

     If consummated, the Merger Conversion will increase HUBCO's total assets by approximately $507 million, or 48.7% of total assets at December 31, 1993, and increase the number of Bank branches from 37 to 50. See "INVESTMENT CONSIDERATIONS--Impact of Acquisitions on HUBCO" and "BUSINESS OF HUBCO--Recent Acquisitions."


     Financial highlights of HUBCO include the following:


          Capital Position: At December 31, 1993, HUBCO had stockholders' equity of $79.0 million, or 7.6% of total assets, compared to stockholders' equity of $41.1 million, or 6.1% of total assets at December 31, 1991. This increase in stockholders' equity resulted primarily from the issuance of 1,897,500 shares of common stock in June 1992. At December 31, 1993, HUBCO exceeded all regulatory capital requirements, as its Tier 1 Risk Based Capital, Total Risk Based Capital and leverage capital ratios were 13.60%, 14.85% and 7.22%, respectively.

          Performance Ratios: Return on average assets was 1.44% for the year ended December 31, 1993, up from 1.05% in 1992 and 0.82% in 1991. Return on average stockholders' equity was 19.34% for 1993. This compares to 17.38% in 1992 and 12.75% in 1991.




          Net interest margin: The net interest margin increased to 5.20% in 1993 from 4.97% in 1992 and 4.94% in 1991, primarily as a result of lower funding costs and an increase in net interest earnings assets.

          Expenses: HUBCO's efficiency ratio, which measures operating expenses as a percentage of recurring revenue, improved to 53.2% for the year ended December 31, 1993 compared to 69.6% for the year ended December 31, 1992.

          Allowance for Possible Loan Losses: The allowance for possible loan losses represented 140.20% of nonperforming loans (excluding loans 90 days or more past due and still accruing) at the end of 1993 compared with 116.91% and 87.13% of nonperforming loans at December 31, 1992 and December 31, 1991, respectively.



Proposed Acquisition of Washington Bancorp, Inc.

     On November 8, 1993, HUBCO, the Bank, Washington Bancorp, Inc., a Delaware corporation and bank holding company ("Washington"), and Washington Savings Bank, a New Jersey chartered stock savings bank wholly owned by Washington ("Washington Savings"), entered into an Agreement and Plan of Merger (the "Washington Merger Agreement") which, subject to the terms and conditions contained therein, provides for the merger of Washington with and into HUBCO and the merger of Washington Savings with and into the Bank. Under the terms of the Washington Merger Agreement, Washington shareholders will receive at their election, for each common share of Washington outstanding immediately prior to the merger, either $16.10 in cash or .6708 of a share of a new Series A Preferred Stock of HUBCO, provided, however, that no more than 49% of Washington's common stock may be exchanged for cash and no more than 51% may be exchanged for Preferred Stock. Each full share of Preferred Stock will have a stated value of, and be redeemable for, $24.00. Each full share of Preferred Stock also will be convertible into one share of HUBCO Common Stock. The holders of the Preferred Stock will be entitled to receive an annual dividend to be set annually on the basis of the average market price of HUBCO's Common Stock during a twenty consecutive business day period ending two days prior to the date the dividend is set. The dividend will range from $1.00 per share of Preferred Stock if the Common Stock is trading at $24.00 or higher, up to $1.68 per share if the Common Stock is trading below $19.00. If the Common Stock is trading between $19.00 and $23.99, the dividend will be between $1.56 and $1.10 per share. Upon consummation of the merger, two directors of Washington Savings will join the Board of Directors of the Bank.

     In connection with the execution of the Washington Merger Agreement, Washington issued HUBCO an option exercisable in certain circumstances to acquire up to 765,000 shares of Washington common stock at a price of $11.50 per share.


     Washington had $282.6 million in assets, including $20.0 million in non-performing assets, at December 31, 1993 and eight branch offices serving Northern New Jersey markets. See "BUSINESS OF WASHINGTON."


     Consummation of the transactions contemplated by the Washington Merger Agreement is subject to a number of conditions, including, among others, obtaining all necessary regulatory approvals and the approval of Washington's shareholders, the receipt by Washington of a fairness opinion and, to the extent necessary, the approval of HUBCO's stockholders. HUBCO has made a determination that a vote of HUBCO's stockholders will not be required.


     HUBCO has the right to terminate the Washington Merger Agreement for a number of reasons, including if there is a material adverse change in the business, operations or financial condition of Washington. Under the material adverse change clause, but without limiting the definition of a material adverse change, HUBCO has the right to terminate the Washington Merger Agreement if Washington's largest non-performing loan, a loan of approximately $9.0 million, representing approximately 44% of Washington's non-performing assets as of December 31, 1993, is not brought to performing status or if substantial steps are not taken to proceed with foreclosure on the loan. This non-performing loan is secured by a 450,000 square foot building which is rented to the Internal Revenue Service (the "IRS") under a lease which is cancelable by the IRS upon 60 days' notice. The building is situated in northeast Philadelphia in a site with two other IRS facilities. The IRS announced in early December, 1993 that this site will be converted into a customer service center with a loss of 2,500 permanent and seasonal jobs. It has been reported in the press that the process of reducing the workforce at the northeast Philadelphia center will begin in 1996 and be complete in 1999. The effect, if any, of the conversion and reduction in workforce on the building securing this loan is unknown at this time. Although HUBCO anticipates that it will proceed with the acquisition of Washington, it



continues to examine this loan and the circumstances surrounding the collateral and, accordingly, there can be no assurance that the acquisition of Washington by HUBCO will be consummated. If the acquisition of Washington is consummated, there can be no assurance that this non-performing loan or Washington's other non-performing assets will not have a material adverse impact upon HUBCO's financial performance. See "INVESTMENT CONSIDERATIONS--Significant Impact of Acquisitions on HUBCO."

     The Merger Conversion and the sale of Common Stock offered hereby are expected to be completed prior to HUBCO's acquisition of Washington. Completion of the acquisition of Washington is not a condition precedent to completion of the Merger Conversion. The acquisition of Washington is subject to a number of conditions which are unrelated to the Merger Conversion.


Statewide


     Statewide, headquartered in Jersey City, New Jersey, was organized in 1943 as a state-chartered savings and loan association under the name First Savings and Loan Association of Jersey City. In 1973, Statewide changed its name to Statewide Savings and Loan Association, and in 1988, to Statewide Savings Bank, S.L.A. As of December 31, 1993, Statewide had total assets of $500 million, total deposits of $426 million, and total retained earnings of $32 million, of which $14.9 million represented goodwill. Statewide's principal business is attracting deposits and investing primarily in one to four family mortgage loans and mortgage-backed securities and, to a lesser extent, consumer loans and investment securities. Through its wholly owned subsidiary, Statewide Financial Services, Inc., Statewide also engages in the sale of annuity products. Statewide's deposits are insured by the Savings Association Insurance Fund (the "SAIF") of the FDIC. The primary market area for Statewide includes the neighborhoods surrounding its 13 branch offices, which include Hudson, Union and Bergen Counties. See "BUSINESS OF STATEWIDE."


     Statewide will be the successor to Statewide Savings Bank, S.L.A. upon its conversion from a New Jersey state-chartered mutual savings and loan association to a state-chartered mutual savings bank. The eligible voting members of Statewide Savings Bank, S.L.A. have approved this charter conversion at a special meeting of members held October 5, 1993 and Statewide has filed applications for the charter conversion with the Office of Thrift Supervision (the "OTS") and the Commissioner which applications were approved on December 23 and December 29, 1993, respectively. The conversion to a savings bank is subject to the consummation of the Merger Conversion.


The Merger Conversion

     The Merger Conversion is subject to various conditions set forth in the Agreement. These conditions include approval of the Plan by Statewide's Voting Members (as defined herein) at a Special Meeting to be held at the main office of Statewide, 70 Sip Avenue, Jersey City, New Jersey, on __________, 1994 (the "Special Meeting"); receipt of all regulatory approvals required to effect the Merger Conversion; the absence of a material adverse change in the business or financial condition of Statewide since March 31, 1993, the receipt by HUBCO and Statewide of an opinion of Clapp & Eisenberg, P.C., counsel to HUBCO, to the effect that the Merger Conversion will constitute one or more tax-free reorganizations under the Internal Revenue Code of 1986, as amended (the "Code"); and the sale of an aggregate dollar amount of the Common Stock equal to the Final Appraised Value of Statewide. There can be no assurance that the conditions necessary to consummate the Merger Conversion will be satisfied. If such conditions are not met or, in certain cases, waived, all subscription funds received, together with accrued interest, will be refunded to subscribers, and all authorizations for withdrawal from accounts at Statewide will be cancelled. Consummation of the Merger Conversion, including the sale of the Common Stock offered hereby, is not contingent on consummation of the Washington acquisition. See "SUBSCRIPTION PROCEDURES--Termination of Offering" and "THE MERGER CONVERSION--Conditions to Closing."

     Pursuant to the rules of the National Association of Securities Dealers, Inc. the RRP and a stock option plan adopted by the HUBCO Board of Directors in connection with the Merger Conversion will be submitted for approval to HUBCO stockholders. In the event HUBCO stockholders fail to approve the RRP and the stock option plan, HUBCO Common Stock could possibly be delisted from NASDAQ.

     As a result of the Merger Conversion, the existence of Statewide as a separate legal entity will cease and its business, assets and liabilities will become part of the Bank. See "THE MERGER CONVERSION--Overview." All


of the branches and many of the employees, officers, and directors of Statewide are expected to be employed or retained by the Bank following consummation of the Merger Conversion. The Agreement requires that certain severance benefits be provided for Statewide employees who may not be retained by the Bank. See "THE MERGER CONVERSION--Employment, Other Agreements and Stock Awards."

     The terms of the Plan and the Agreement are the result of negotiations and discussions between management of HUBCO and management of Statewide and their respective counsel.


General Information Regarding the Offerings

     The Offerings are being made pursuant to the Plan and the Agreement. The following summary does not purport to be complete, and is subject to, and qualified in its entirety by the Plan and the Agreement.

     This Prospectus, a Subscription Form, and additional information concerning the Offerings have been mailed to Eligible Account Holders, Other Voting Members, shareholders of HUBCO and certain Community Offering Residents (as defined herein). Additional copies of the Prospectus are available upon request from the Statewide Stock Information Center, 70 Sip Avenue, Jersey City, New Jersey 07306, telephone number (201) _________. In addition, any questions or requests for additional information regarding the Merger Conversion and the Offerings may be directed to the Statewide Stock Information Center.

     Number of Shares. HUBCO has estimated that it is offering 1,944,444 shares hereby. This number is an estimate based on the midpoint of the Preliminary Appraised Value of Statewide prepared by Kaplan Associates of $35 million and an assumption that all shares being offered hereby will be sold in the Subscription Offering and Stockholder Offering at $18 per share. Using such assumptions, the number of shares offered will range from 2,236,111 shares at the maximum and 1,652,778 shares at the minimum of the ranges of the Preliminary Appraised Value of Statewide prepared by Kaplan Associates. The actual number of shares to be sold pursuant to this Prospectus may differ from the estimate of shares being offered. If subscriptions in the Subscription and Stockholder Offerings are received for an aggregate dollar amount of shares of Common Stock which is less than the Final Appraised Value, the actual number of shares to be issued will be determined by adding the sum of (i) the number of shares purchased at the Subscription Purchase Price in the Subscription Offering and Stockholder Offering and (ii) the number of shares purchased in the Community Offering or Public Offering, which will be determined by subtracting the aggregate dollar amount of shares purchased in the Subscription and Stockholder Offerings from the Final Appraised Value and dividing the result by the Community Purchase Price. If subscriptions in the Subscription and Stockholder Offerings are received for an aggregate dollar amount of shares of Common Stock which is equal to or greater than the Final Appraised Value, the actual number of shares to be issued will be determined by dividing the Final Appraised Value by the Subscription Purchase Price.

     Independent Appraisal. Kaplan Associates has determined the Preliminary Appraised Value of Statewide to be $35 million as of December 7, 1993. The Preliminary Appraised Value will be updated by Kaplan Associates and the Final Appraised Value determined after the Subscription Expiration Date. If the Final Appraised Value is higher or lower than $35 million, the aggregate dollar amount of shares offered in the Offerings will be correspondingly adjusted without a resolicitation of subscribers, as long as the Final Appraised Value remains within the Estimated Valuation Range of $29.75 million to $40.25 million. If Kaplan Associates determines that the Final Appraised Value is an amount that is not within this Estimated Valuation Range, approval of the Commissioner must be obtained to complete the Offerings. Such approval will be conditioned on a resolicitation of subscribers, who would have an opportunity to increase, decrease or rescind their subscriptions. Subcriptions that are not amended or affirmed would be considered automatically rescinded. The appraisal is not intended and must not be construed as a recommendation of any kind as to the advisability of purchasing Common Stock in the Offerings. See "SUBSCRIPTION PROCEDURES--Number of Shares of Common Stock."


     Statewide retained Kaplan Associates because it determined that Kaplan Associates was independent of Statewide, had experience in the area of corporate appraisal and, based upon its prior work in the field, would be acceptable to the regulatory authorities. Statewide's board of directors, with the assistance of its financial advisor, reviewed the methodology used in the preliminary appraisal as well as the assumptions underlying the preliminary appraisal.




     Although Statewide's board of directors and the Committee reviewed the summary valuation and the preliminary appraisal, they did not seek to influence or change the appraisal. Federal regulations governing conversions require an independent valuation of the converting institution, which is why Statewide hired Kaplan Associates.

     Purchase Limitations. No subscriber, together with any associates of, or persons acting in concert with such subscriber, may purchase more than 5% of the total number of shares of Common Stock sold in the Merger Conversion. However, HUBCO and the Board of Directors of Statewide may, in their sole discretion and without further notice to or solicitation of subscribers or other prospective purchasers, decrease such maximum purchase limitation (except for purchases made on behalf of the RRP) down to 1% of the total shares of Common Stock sold in the Merger Conversion. The minimum purchase limitation is 25 shares of Common Stock in the Subscription Offering and 100 shares of Common Stock in the Stockholder,
Community and   Syndicated   Community   Offerings.   See   "SUBSCRIPTION
PROCEDURES--Minimum and Maximum Limitations on Purchases." In the event of an oversubscription, shares will be allocated as described in "SUBSCRIPTION PROCEDURES--Oversubscription."

     Payment for Shares. A Subscription Form accompanies this Prospectus. In order to subscribe for shares, a subscriber must complete the Subscription Form, indicating the dollar amount of Common Stock subscribed for. The Subscription Form must be executed and returned, together with payment in person to any Statewide office, or by using the enclosed postage paid return envelope. Whether hand delivered or mailed, Subscription Forms must be received prior to 5:00 p.m. New Jersey Time on the Subscription Expiration Date which is expected to be _____, 1994, unless extended by Statewide with the approval of HUBCO until
_______, 1994, without further approval of the Commissioner or additional notice to subscribers.

     Subscription Forms, once delivered, may not be amended, modified or rescinded, unless permitted, in Statewide's discretion with HUBCO's approval, to correct immaterial irregularities. Payment must be made by cash (only if made in person), check or money order except as described below. Subscription funds received will be placed in an escrow account at Statewide. Interest on the funds deposited in this account will accrue at Statewide's passbook rate, which is currently 2.50% per annum, from the date payment is received until the Closing Date or the Termination Date. The amount of interest earned will be paid to each subscriber promptly after the Closing Date or the Termination Date.

     Subscribers may, instead of paying for shares in cash or by check or money order, provide instructions on the Subscription Form authorizing payment to be made through withdrawal by Statewide from Statewide accounts. Statewide will waive any applicable penalties for early withdrawal from certificate of deposit accounts. Funds for which withdrawal is authorized will remain in such accounts, earning interest at the account rate, but will not be available to the subscriber unless the Offerings are terminated.On the Closing Date, withdrawal will be made by Statewide in order to pay for the shares of Common Stock subscribed for. See "SUBSCRIPTION PROCEDURES--Payment for Shares."

     Settlement for Shares. The number of shares to be issued to a subscriber will be determined at the conclusion of the Merger Conversion and will depend on the dollar amount subscribed for and the purchase price (computed based on the Subscription Purchase Price with respect to the Subscription and Stockholder Offerings and the Community Purchase Price with respect to the Community Offering), subject to certain purchase limitations and/or allocation procedures due to oversubscription of shares. Promptly after the Closing Date, refunds (or release of funds designated for withdrawal from deposit accounts) will be made
(i) in lieu of the issuance of fractional shares, (ii) as a result of subscription limitations, (iii) in the event and to the extent of oversubscription or (iv) if the Subscription Offering is terminated. Interest earned on all returned subscription funds also will be remitted to the subscribers.

     HUBCO will notify each subscriber of the applicable purchase price and will cause the certificates representing Common Stock purchased by each subscriber to be mailed promptly after the Closing Date. See "SUBSCRIPTION
PROCEDURES--Settlement for Shares; Delivery of Certificates."




The Subscription Offering

     Order of Priority. The shares of Common Stock being offered in the Subscription Offering are being offered in the following order of priority: (i) Eligible Account Holders, who are depositors of record on December 31, 1992 of Statewide Savings Bank, S.L.A., whose deposits in Statewide Eligible Accounts totalled at least $50 in the aggregate and (ii) Other Voting Members, consisting of depositors and borrowers of Statewide Savings Bank, S.L.A. eligible to vote on the Plan who are not Eligible Account Holders and the RRP (Eligible Account Holders and Other Voting Members are sometimes collectively referred to herein as the "Eligible Subscribers"). NO ELIGIBLE SUBSCRIBER IS REQUIRED TO SUBSCRIBE FOR SHARES OF COMMON STOCK IN ANY OFFERING. See "DESCRIPTION OF THE OFFERINGS--Subscription and Stockholder Offerings." See also "SUBSCRIPTION PROCEDURES--Oversubscription."

     The Purchase Price. The Subscription Purchase Price will be equal to the lesser of (i) the Fixed Price or (ii) 95% of the Community Purchase Price. The Fixed Price is subject to adjustment upon the occurrence of certain capital changes of HUBCO as provided in the Agreement. See "DESCRIPTION OF THE OFFERINGS--Subscription and Stockholder Offerings." Although the Subscription Purchase Price will be less than the Community Purchase Price, and is expected to be at a discount to the market price of the Common Stock, it is possible that because of fluctuations in the market price of the Common Stock the Subscription Purchase Price could be greater than the market price for the Common Stock on the Closing Date and/or the date subscribers receive stock certificates for their shares. Moreover, although it is expected that the Closing Date and the date stock certificates for the shares are delivered will occur as soon as practicable after the Subscription Expiration Date, there can be no assurance that delays will not occur. Until stock certificates for shares are received, purchasers may not be able to sell their shares. Thus, for these and other reasons, there is no assurance that those who purchase shares of Common Stock in the Subscription Offering will be able to sell such shares at a price equal to or greater than the Subscription Purchase Price. See "MARKET PRICE AND DIVIDENDS OF HUBCO" and "DESCRIPTION OF THE OFFERINGS--Subscription Offering."


The Stockholder Offering

     Any shares of Common Stock offered but not subscribed for in the Subscription Offering are being offered in the Stockholder Offering to stockholders of HUBCO at the Subscription Purchase Price. Only stockholders of record as of December 31, 1993, shall be eligible to subscribe for shares in the Stockholder Offering. In accordance with the Plan, the right to subscribe for shares in the Stockholder Offering is subject to the right of HUBCO to accept or reject such subscriptions in whole or in part. See "DESCRIPTION OF THE OFFERINGS--The Subscription and Stockholder Offerings."

     If all shares of Common Stock are subscribed for in the Subscription Offering, no shares will be available for sale in the Stockholder Offering and all funds submitted by Stockholder Offering subscribers will be refunded, with interest earned. In the event of an oversubscription of shares subscribed for in the Stockholder Offering, the shares available will be allocated so that each subscriber receives up to 500 shares and thereafter pro rata on the basis of the amounts of the respective subscriptions. See "SUBSCRIPTION PROCEDURES-- Oversubscription."


The Community Offering

     Any shares of Common Stock offered but not subscribed for in the Subscription and Stockholder Offerings are being offered to the general public at the Community Purchase Price in the Community Offering first, to natural persons residing in Bergen, Hudson and Union Counties, New Jersey, the counties in which Statewide maintains offices and then second to natural persons residing in the State of New Jersey ("Community Offering Residents"). The Community Purchase Price is defined as either (a) the Public Offering Price, or (b) if there is no Public Offering, the Average Closing Price rounded to the nearest cent, with any $.0050 rounded to the next highest $.0100. The Public Offering Price will be determined by negotiation between HUBCO and Ryan, Beck & Co., Inc. based on, among other factors, market conditions and the market price of the Common Stock immediately prior to commencement of the Public Offering. See "MARKET PRICE AND DIVIDENDS OF HUBCO." HUBCO may require a Community Offering Resident to provide reasonably satisfactory evidence that such person qualifies as a Community Offering Resident. All such determinations will be made by HUBCO in its sole discretion and will be final and conclusive. In


accordance with the Plan, the right to subscribe for shares in the Community Offering is subject to the right of HUBCO to accept or reject such subscriptions in whole or in part. See "DESCRIPTION OF THE OFFERINGS--The Community Offering."

     If all shares of Common Stock are subscribed for in the Subscription and the Stockholder Offerings, no shares will be available for sale in the Community Offering and all funds submitted in the Community Offering will be refunded, with interest earned. In the event of an oversubscription of shares subscribed for in the Community Offering, the shares available will be allocated so that each subscriber receives up to 500 shares, and thereafter pro rata, on the basis of the amounts of the respective subscriptions. See "SUBSCRIPTION PROCEDURES--Oversubscription."


Plan of Distribution


     HUBCO has retained Community Capital to consult with HUBCO and to provide certain financial, advisory, administrative, marketing and sales services in connection with the Merger Conversion and the distribution of shares of Common Stock in the Subscription, Stockholder and Community Offerings. Depending upon market conditions, shares may be offered in the Community Offering to certain members of the general public on a best efforts basis by a selling group of broker-dealers to be managed by Community Capital or may be offered in the Public Offering. In accordance with the Plan, the right to order shares in the Public Offering is subject to the right of Ryan, Beck & Co., Inc. to accept or reject such orders in whole or in part. The Public Offering will be made by means of a separate Prospectus. See "DESCRIPTION OF THE OFFERINGS--Plan of Distribution."



Use of Proceeds

     The net proceeds from the sale of Common Stock in connection with the Merger Conversion are currently estimated to range from $27.9 million to $38.2 million. Such proceeds will be used by HUBCO to acquire all of the capital stock of Statewide to be issued in the Merger Conversion. Accordingly, the net proceeds initially will become part of the equity capital of Statewide, as a converted institution, and upon consummation of the Merger Conversion, will be added by the Bank to its funds available for general corporate purposes. Subject to regulatory limitations, the Bank may dividend funds to HUBCO for future acquisitions, if necessary. The net proceeds may be higher or lower than estimated depending upon the Final Appraised Value and actual expenses. See "USE OF PROCEEDS."


Certain Federal Income Tax Consequences

     The following summary contains a description of the material federal income tax consequences of the Merger Conversion and is based on the federal income tax laws which are currently in effect. It does not purport to address all aspects of the possible federal income tax consequences of the Merger Conversion and it is not intended as tax advice to any person. All Eligible Subscribers in the Subscription Offering may recognize taxable gain as a result of the receipt of the Subscription Rights (as defined herein) and/or the exercise of the Subscription Rights. ACCORDINGLY, ALL ELIGIBLE SUBSCRIBERS SHOULD CONSULT WITH THEIR OWN TAX ADVISORS AS TO THE TAX CONSEQUENCES (INCLUDING STATE AND LOCAL TAX CONSEQUENCES) TO THEM OF THE MERGER CONVERSION AND OF ANY PURCHASE OF COMMON STOCK IN THE SUBSCRIPTION OFFERING AND ALSO SHOULD READ CAREFULLY THE ENTIRE DISCUSSION UNDER THE HEADING "CERTAIN FEDERAL INCOME TAX CONSEQUENCES."

     Tax Consequences to Statewide and HUBCO. Receipt of an opinion of counsel from the law firm of Clapp & Eisenberg, P.C., counsel to HUBCO, to the effect that the Merger Conversion will constitute one or more tax-free reorganizations within the meaning of Section 368(a) of the Code is a condition precedent to the obligations of HUBCO and Statewide to consummate the Merger Conversion. Assuming the Merger Conversion constitutes one or more tax-free reorganizations, neither Statewide nor HUBCO shall recognize taxable gain or loss on the transaction; however, Statewide will be required to restore its bad debt reserve for tax purposes. See "THE MERGER CONVERSION--Conditions to Closing" and "CERTAIN FEDERAL INCOME TAX CONSEQUENCES--Reorganization Status."

     Tax Consequences  to Eligible  Subscribers.   Assuming that  the Merger
Conversion constitutes one or more tax-free reorganizations under the Code, then under the historical application of the federal income tax laws by the



Internal Revenue Service ("IRS"), as evidenced in private letter rulings issued over the past several years, Eligible Subscribers who are Eligible Account Holders will be treated for federal income tax purposes as having exchanged their deposit accounts and membership interests in Statewide for deposit accounts in the converted institution, nontransferable rights to subscribe for shares of Common Stock ("Subscription Rights") and interests in the liquidation account to be established in the Merger Conversion. In addition, Eligible Subscribers who are not Eligible Account Holders will be treated as having exchanged their deposit accounts, if any, and membership interests in Statewide for deposit accounts in the converted institution, if any, and Subscription Rights. Under this analysis, an Eligible Subscriber will be treated as recognizing taxable gain as a result of the Merger Conversion, but not in an amount in excess of the fair market value of the Subscription Rights and liquidation account interests that are deemed to have been received for federal income tax purposes by the Eligible Subscriber.

     Historically, taxpayers sometimes have taken the position that rights to purchase stock at fair market value do not have any independent value. This approach may not apply to the Subscription Rights to purchase shares of Common Stock at the Subscription Purchase Price because those Subscription Rights are expected to enable Eligible Subscribers to purchase the stock at less than fair market value. There is no precedent that clearly resolves how the Subscription Rights should be valued or how to determine the number of Subscription Rights issued to each Eligible Subscriber. The determination of the fair market value of the Subscription Rights will likely depend on a number of factors, including the excess of the market price of the Common Stock over the Subscription Purchase Price, the period during which the Subscription Rights are outstanding and exercisable, the non-transferability of the Subscription Rights, and perhaps other factors. Historically, interests in liquidation accounts established upon the conversion of mutual savings and loan associations to a stock form of ownership have been regarded as having only a nominal fair market value.

     An Eligible Subscriber who is treated as having received Subscription Rights in the Subscription Offering pursuant to the Merger Conversion should have a basis in such Subscription Rights equal to the fair market value of such Subscription Rights, which should be equal to the amount of gain, if any, recognized on the receipt of such Subscription Rights. A purchaser of Common Stock pursuant to the exercise of Subscription Rights should have a basis in such Common Stock that is equal to the purchase price paid therefor increased by his or her basis, if any, in the Subscription Rights exercised. The holding period in the Common Stock purchased pursuant to the exercise of Subscription Rights shall commence on the date such Subscription Rights are exercised, which should be the Closing Date. For a further discussion of the federal income tax consequences of the purchase of Common Stock pursuant to the Subscription Offering, see "CERTAIN FEDERAL INCOME TAX CONSEQUENCES."

     Tax Consequences to HUBCO Shareholders of Stockholder Offering. The receipt by shareholders of HUBCO of rights to purchase Common Stock pursuant to the Stockholder Offering should not give rise to taxable income, regardless of the fact that Common Stock possibly may be purchased pursuant to such rights at a price less than current fair market value. The stock rights received by shareholders of HUBCO should have a tax basis equal to zero, unless the rights are exercised, in which case the holder of the rights may elect to allocate a portion of the basis of his HUBCO stock held prior to the receipt of his stock rights to the stock rights in accordance with rules specified in the Code. If the stock rights are exercised, no taxable income or loss will be recognized by reason of such exercise, and if the rights are permitted to lapse unexercised, no taxable loss will be recognized. See "CERTAIN FEDERAL TAX CONSEQUENCES--Tax Consequences of Stockholder Offering to Shareholders of HUBCO".


Financial Accounting Treatment

     The Merger Conversion will be treated as a purchase for financial reporting purposes. Under the purchase method of accounting, the assets and liabilities of Statewide are adjusted to their estimated fair market values at the date that the Merger Conversion is consummated. The resulting premiums and discounts will be accreted to and amortized against income, respectively, over the remaining estimated lives of the assets and liabilities on a level yield basis. For a discussion of the effects of the purchase accounting, see "PRO FORMA CONDENSED COMBINED UNAUDITED FINANCIAL STATEMENTS."


Purchases by Officers, Directors and Benefit Plans

     Officers and   Directors of  Statewide are  expected to  subscribe for
approximately 131,922 shares of Common Stock, or 6.78% of the shares sold in the Merger Conversion, assuming the sale of 1,944,444 shares. The RRP is


expected to subscribe for 5% of the shares sold in the Merger Conversion, and an option plan has been adopted to grant officers and directors of Statewide options to purchase up to 10% of the shares sold in the Merger Conversion. See "DESCRIPTION OF THE OFFERINGS--Anticipated Subscriptions for Shares in the Subscription Offering by Statewide Directors and Executive Officers." Following the Merger Conversion, HUBCO's directors and management, along with Statewide's directors and executive officers, are expected to beneficially own approximately 10.26% of HUBCO's outstanding shares. See "SHAREHOLDINGS OF PRINCIPAL SHAREHOLDERS AND MANAGEMENT OF HUBCO" and "DESCRIPTION OF THE OFFERINGS--Anticipated Subscriptions for Shares in the Subscription
Offering by Statewide Directors and Executive Officers."


Benefits to Statewide Directors and Executive Officers

     In conjunction with the acquisition of Statewide, HUBCO has agreed to provide certain benefits to Statewide's directors, officers and employees. The Agreement provides that all directors of Statewide, other than full-time officers of Statewide, will be invited to become members of the Board of Directors of the Bank. Also, the Agreement provides that HUBCO will enter into a three year employment agreement with Clifford J. Adams, the President and Chief Operating Officer of Statewide, at a salary of not less than $135,890 per year and a three year consulting agreement with William F. Davidson, the Chairman and Chief Executive Officer of Statewide, at an annual retainer of $65,000 per year. The Agreement also provides for certain severance benefits for officers and employees in the event HUBCO undertakes any staff reductions.

     Moreover, upon consummation of the Merger Conversion, the officers and directors of Statewide will receive stock options to acquire an aggregate of 10% of the shares of the Common Stock issued in the Merger Conversion, or an anticipated 194,444 shares of Common Stock, at an exercise price equal to the Subscription Purchase Price. It is anticipated by HUBCO and Statewide that the nine directors of Statewide will each receive 10% of the option shares available, or approximately 19,444 shares, and the remaining 10%, or 19,444 shares, will be awarded to other senior management of Statewide. In addition, HUBCO has agreed to establish the RRP, the management recognition plan for officers and directors of Statewide, under which officers and directors will be entitled to receive awards of restricted stock. The RRP will purchase or acquire a number of shares equal to 5% of the shares to be sold in the Merger Conversion, or an anticipated 97,222 shares. HUBCO and Statewide anticipate that each of the 9 directors of Statewide will receive 10% of these shares, or approximately, 9,722 shares, and the remaining 10% of the shares in the RRP, or approximately 9,722 shares, will be awarded to other senior management of Statewide. See, "THE MERGER CONVERSION--Employment, Other Agreements and Stock Awards" and "DESCRIPTION OF THE OFFERINGS--Anticipated Subscription for Shares in the Subscription Offering by Statewide Directors and Executive Officers".


Investment Considerations

     See "INVESTMENT CONSIDERATIONS" for a discussion of additional factors to be considered prior to investing in the Common Stock.


Selected Consolidated Financial Data


     The following tables present selected consolidated financial and other data of HUBCO, Statewide and Washington. Results of operations for the nine months ended December 31, 1993 for Statewide are derived in part from the unaudited consolidated financial statements included elsewhere in this Prospectus. The interim data have been prepared on the same basis as the other consolidated financial statements including, in the opinion of management of Statewide, all adjustments (which consist solely of normal recurring accruals except for the effects of the adoption of Statement of Financial Accounting Standard No. 109 "Accounting for Income Taxes" for Statewide) necessary for a fair presentation of the results for the unaudited periods. The results of operations for the period ended December 31, 1993 for Statewide are not necessarily indicative of the results that may be expected for any other period. This financial data should be read in conjunction with the Consolidated Financial Statements and Notes thereto for each of HUBCO, Statewide and Washington beginning on Page F-1 of this Prospectus and the other information contained in this Prospectus.




                 SELECTED CONSOLIDATED FINANCIAL DATA OF HUBCO


                                                                      Years Ended December 31,
                                                   --------------------------------------------------------------
                                                      1993         1992         1991         1990         1989
                                                   ----------   ----------   ----------   ----------   ----------
                                                                  (In thousands except per share amounts)
Earnings Summary:

Interest income ................................   $   67,759   $   67,646   $   51,759   $   49,809   $   51,113
Interest expense ...............................       20,741       26,633       25,287       26,818       27,820
                                                   ----------   ----------   ----------   ----------   ----------
Net interest income ............................       47,018       41,013       26,472       22,991       23,293
Provision for possible loan losses .............        3,600        4,116        2,312        4,150        1,860
                                                   ----------   ----------   ----------   ----------   ----------
Net interest income after provision for possible
 loan losses ...................................       43,418       36,897       24,160       18,841       21,433
Other income ...................................        8,606        7,657        5,471        4,532        4,196
Other expenses .................................       29,971       34,349       22,274       20,013       19,863
                                                   ----------   ----------   ----------   ----------   ----------
Income before income taxes .....................       22,053       10,205        7,357        3,360        5,766
Income tax provision ...........................        7,851          564        2,336        1,145        2,457
                                                   ----------   ----------   ----------   ----------   ----------
Net Income .....................................   $   14,202   $    9,641   $    5,021   $    2,215   $    3,309
                                                   ==========   ==========   ==========   ==========   ==========

Per Share Data:

Weighted average common shares
 outstanding ...................................        6,909        6,091        4,955        4,941        4,969
Net income per common share(1) .................        $2.06        $1.58        $1.01        $0.45        $0.67
Cash dividends per common share(1) .............        $0.47        $0.40        $0.33        $0.33        $0.33

Balance Sheet Summary:

Investment securities ..........................   $  426,685   $  322,522   $  138,915   $  150,536   $   89,177
Loans, net .....................................      529,390      513,448      465,883      371,700      369,232
Total assets ...................................    1,041,825      931,911      673,159      595,128      548,132
Deposits .......................................      935,688      843,226      608,857      512,823      484,192
Stockholders' equity ...........................       78,954       68,313       41,099       37,567       37,400

Performance Ratios:
Return on average assets .......................         1.44%        1.05%        0.82%        0.40%        0.62%

Return on average equity .......................        19.34        17.38        12.75         5.89         8.91
Dividend payout ................................        23.00        25.04        33.44        73.63        49.65
Average equity to average assets ...............         7.44         6.04         6.45         6.85         7.00
Net interest margin(2) .........................         5.20         4.97         4.94         4.72         4.92

Asset Quality Ratios:

Allowance for possible loan losses to total
 loans, net(3) .................................         2.04         1.48         1.44         1.41          .82
Allowance for possible loan losses to
 non-performing loans(4) .......................       118.10        96.10        75.53        52.71        58.93
Allowance for possible loan losses to non-
 performing assets (excluding loans past
 due 90 days or more and accruing) .............       107.87        98.04        50.10        39.39        90.40
Non-performing loans to total loans,
 net(3)(4) .....................................         1.73         1.54         1.90         2.67         1.38
Non-performing assets to total loans, net
 plus other real estate(3)(5) ..................         2.16         1.78         3.09         3.77         1.38
Non-performing assets (excluding loans past
 due 90 days or more and accruing) to total
 loans, net plus other real estate(3)(5) .......         1.88         1.51         2.84         3.53          .90
Net charge-offs to average loans, net ..........          .15          .91          .58          .54          .28

- ---------

(1) Income per share and dividends paid have been restated to reflect a 10% stock dividend paid June 1, 1993.

(2)  Computed on a tax equivalent basis.

(3)  Total loans are net of unearned income and deferred loan fees.

(4) Non-performing loans include non-accruing loans, loans past due 90 days or more and accruing and renegotiated loans.

(5)  Non-performing assets include non-performing loans plus other real estate.








                                 SELECTED CONSOLIDATED FINANCIAL DATA OF STATEWIDE

                                                 Nine Months Ended
                                                    December 31,                        Year Ended March 31,
                                               ---------------------   ---------------------------------------------------------
                                                  1993        1992        1993        1992       1991         1990        1989
                                               ---------   ---------   ---------   ---------   ---------   ---------   ---------
                                                                                  (In thousands)


Consolidated Statement of Operations:
 Interest and dividend income ..............   $  26,120   $  30,860   $  39,822   $  44,400   $  48,150   $  52,202   $  56,452
 Interest expense ..........................      12,857      17,073      21,829      30,605      37,387      42,252      42,928
                                               ---------   ---------   ---------   ---------   ---------   ---------   ---------
 Net interest and dividend income before
  provision for loan losses ................      13,263      13,787      17,993      13,795      10,763       9,950      13,524
 Provision for loan losses .................         360         182         193       1,933         186       3,762         194
                                               ---------   ---------   ---------   ---------   ---------   ---------   ---------
 Net interest and dividend income after
  provision for loan losses ................      12,903      13,605      17,800      11,862      10,577       6,188      13,330
 Other income ..............................       1,102       1,402       2,010       3,564       1,739       4,122      (2,720)
 Operating expenses ........................       9,045       8,911      12,233      12,964      13,611      13,386      11,586
                                               ---------   ---------   ---------   ---------   ---------   ---------   ---------
 Income (loss) before income taxes
  and extraordinary credit .................       4,960       6,096       7,577       2,462      (1,295)     (3,076)       (976)
 Income taxes ..............................       1,700       2,052       2,490       1,461          35          77          64
 Income before extraordinary credit and
  change in accounting principle ...........       3,260       4,044       5,087       1,001      (1,330)     (3,153)     (1,040)
 Extraordinary credit from utilization of
  net operating loss carryforward ..........           0           0           0       1,233           0           0           0
                                               ---------   ---------   ---------   ---------   ---------   ---------   ---------
 Cumulative effect of change in
  accounting principle .....................         669           0           0           0           0           0           0
 Net income (loss) .........................   $   3,929   $   4,044   $   5,087   $   2,234   $  (1,330)  $  (3,153)  $  (1,040)
                                               =========   =========   =========   =========   =========   =========   =========



                                                  At December 31,                            At March 31,
                                               ---------------------   ---------------------------------------------------------
                                                  1993        1992        1993        1992       1991         1990        1989
                                               ---------   ---------   ---------   ---------   ---------   ---------   ---------
                                                                                  (In thousands)
Consolidated Statement of
 Financial Condition:
 Total assets ..............................   $ 500,275   $ 525,596   $ 517,885   $ 531,785   $ 529,225   $ 564,786   $ 599,125
 Deposits ..................................     425,802     443,210     440,034     460,926     454,783     484,939     488,317
 Investment securities .....................      46,176      24,954      18,224      23,945      23,580      38,694      37,764
 Mortgage-backed securities available
  for sale .................................       4,789           0       7,517           0           0           0           0
 Mortgage-backed securities ................     201,397     205,644     208,248     180,304     142,693     133,331     141,526
 Loans receivable, net .....................     186,453     240,012     230,929     264,914     308,905     343,320     373,547
 Federal Home Loan Bank advances ...........      39,367      51,667      45,092      43,392      49,192      46,492      52,792
 Retained earnings, substantially restricted      32,240      27,268      28,312      23,225      20,991      22,321      25,474

Selected Financial Ratios:

 Return on average total assets ............        1.03%       1.01%       0.96%       0.42%      (0.24)%     (0.54)%     (0.16)%
 Return on average retained earnings .......       17.16       21.20       19.43       10.16       (6.14)     (12.19)      (3.90)
 Average retained earnings to average
  total assets .............................        6.02        4.78        4.95        4.15        3.98        4.42        4.21
 Allowance for loan losses to total loans
  at end of period .........................        0.58        0.16        0.59        0.69        0.54        0.57        0.02
 Nonperforming loans to total loans at
  end of period ............................        1.44        1.79        1.23        1.22        4.17        2.24        0.71
 Allowance for loan losses to
  nonperforming loans ......................       40.22       40.35       47.23       56.42       13.00       25.49        2.85
 Nonperforming assets to total loans and
  real estate owned ........................        6.28        5.86        5.77        6.51        7.10        4.58        0.82
Other Data:
 Number of:
  Outstanding real estate loans originated .       1,966       2,357       2,280       2,578       2,851       3,058       3,199
  Deposit accounts .........................      49,215      54,580      50,807       6,671      56,531      60,996      64,560
  Full service offices open ................          13          13          13          13          13          13          15




               SELECTED CONSOLIDATED FINANCIAL DATA OF WASHINGTON


                                                                            Year Ended December 31,
                                                          ---------------------------------------------------------
                                                             1993        1992        1991        1990        1989
                                                          ---------   ---------   ---------   ---------   ---------
                                                                 (dollars in thousands, except per share data)


Operating Data:
Interest income .......................................   $  18,557   $  21,879   $  27,594   $  31,301   $  33,142
Interest expense ......................................       8,812      12,190      19,119      22,543      23,730
                                                          ---------   ---------   ---------   ---------   ---------
Net interest income ...................................       9,745       9,689       8,475       8,758       9,412
Provision for losses on loans .........................         420       1,100       1,500       2,350       6,927
                                                          ---------   ---------   ---------   ---------   ---------
Net interest income after provision for losses on loans       9,325       8,589       6,975       6,408       2,485
Other income ..........................................         949       2,290       2,569         859         585
Other expenses ........................................       8,768       8,694       9,306      10,674       7,959
                                                          ---------   ---------   ---------   ---------   ---------
Income/(loss) before income taxes, extraordinary items
 and change in accounting principle ...................       1,506       2,185         238      (3,407)     (4,889)
Income tax expense/(benefit) ..........................      (1,018)        628         552      (1,538)       (989)
                                                          ---------   ---------   ---------   ---------   ---------
Income/(loss) before extraordinary items and change
 in accounting principle ..............................       2,524       1,557        (314)     (1,869)     (3,900)
Extraordinary items ...................................        --           539      (1,034)       --          --
Change in accounting principle ........................         300        --          --          --          --
                                                          ---------   ---------   ---------   ---------   ---------
Net income/(loss) .....................................   $   2,824   $   2,096   $  (1,348)  $  (1,869)  $  (3,900)
                                                          =========   =========   =========   =========   =========

Per Share Data:
Weighted average number of common shares
 outstanding (in thousands) ...........................       2,297       2,276       2,264       2,264       2,262
Dividends per share ...................................   $    --     $    --     $    --     $    0.07   $    0.28
Income per share:
 Income before extraordinary item and cumulative
  effect of change in accounting principle ............   $    1.10   $    0.68   $   (0.14)  $   (0.83)  $   (1.72)
 Extraordinary items ..................................        --          0.24        (.46)       --          --
 Cumulative effect of change in accounting principle ..         .13        --          --          --          --
                                                          ---------   ---------   ---------   ---------   ---------
 Net income per share .................................   $    1.23   $    0.92   $   (0.60)  $   (0.83)  $   (1.72)
                                                          =========   =========   =========   =========   =========

Balance Sheet Summary:
Investment and mortgage-backed securities .............   $  92,264   $  67,576   $  56,455   $  79,904   $  57,677
Loans, net ............................................     170,185     191,501     195,508     230,557     244,714
Total assets ..........................................     282,635     285,771     293,727     337,626     351,281
Deposits ..............................................     246,043     252,623     259,021     275,327     273,383
Advances from FHLB ....................................         400        --          --        28,500      40,500
Stockholders' equity ..................................      33,541      30,469      28,216      29,215      30,830

Performance Ratios:
Return on average assets ..............................        0.99%       0.72%     (0.42%)     (0.54%)     (1.08%)
Return on average equity ..............................        8.98        7.21       (4.72)      (6.16)     (11.16)
Dividend payout .......................................        --          --          --         (8.43)     (16.54)
Average equity to average assets ......................       11.04       10.03        8.91        8.78        9.70
Net interest margin ...................................        3.58        3.55        2.80        2.65        2.69

Asset Quality Ratios:
Allowance for losses on loans to total loans, net .....        1.66%       1.45%       1.53%       1.12%       1.93%
Allowance for losses on loans to non-performing loans .       21.84       31.52       17.97       14.86       27.01
Allowance for losses on loans and REO to non-
 performing  assets (excluding loans past due 90 days
 or more and accruing) ................................       21.49       19.39       14.14       12.00       18.77
Non-performing loans to total loans, net ..............        7.61        4.60        8.51        7.52        7.14
Non-performing assets to total loans, net plus other
 real estate, net .....................................       11.30       10.66       14.03       11.83        9.96
Non-performing assets (excluding loans past due
 90 days or more and accruing) to total loans, net
 plus other real estate, net ..........................       11.30       10.66       14.03       11.83        9.96
Net charge-offs to average loans, net .................        0.19        0.66        0.47        1.89        2.07





                        SUMMARY SELECTED PRO FORMA DATA



     The following presents certain unaudited information from the Pro Forma Combined Condensed Statement of Income for the year ended December 31, 1993 after giving effect to the Merger Conversion, the acquisition of Washington, the issuance of $25,000,000 of 7.75% subordinated debentures due 2004 (completed on January 14, 1994) and the purchase by HUBCO of 442,781 shares of Common Stock at a cost of $9,869,000 under its stock repurchase plan, which shares are available for reissuance in the Merger Conversion, as if such transactions had been consummated on January 1, 1993. Also presented is certain unaudited pro forma combined financial information from the Pro Forma Combined Condensed Statement of Condition of HUBCO at December 31, 1993 after giving effect to the Merger Conversion, the acquisition of Washington, the issuance of the subordinated debentures and HUBCO's repurchase of shares of Common Stock if such transactions had been consummated on December 31, 1993. The pro forma information is based on the historical financial statements of HUBCO, Statewide and Washington after giving effect to the Merger Conversion, acquisition of Washington and issuance of subordinated debentures by HUBCO using the purchase method of accounting and based upon the assumptions and adjustments which are set forth elsewhere in this Prospectus. See "PRO FORMA COMBINED CONDENSED FINANCIAL INFORMATION". The pro forma financial information assumes that the gross proceeds from the sale of Common Stock in connection with the Offerings will total $35 million, that 1,944,444 shares of Common Stock will be sold at a Subscription Purchase Price of $18.00 per share and that HUBCO will pay an aggregate of $40,397,000 including the issuance of a total of 829,995 shares of Series A Preferred Stock in connection with its acquisition of Washington. In addition, the pro forma financial information assumes net proceeds of $24,671,000 from the issuance of the $25,000,000 of subordinated debentures.


     Also presented are certain selected ratios derived from the pro forma information which should be read and compared to HUBCO's historical information. See "SELECTED FINANCIAL INFORMATION OF HUBCO."

     The unaudited pro forma information should be read in conjunction with the consolidated financial statements and related notes included in this Prospectus. The pro forma information is not necessarily indicative of operating results which would have been achieved had the mergers been consummated as of the beginning of such periods presented and should not be construed as being representative of future periods.




               PRO FORMA COMBINED UNAUDITED FINANCIAL INFORMATION



                                                              Year Ended
                                                           December 31, 1993
                                                       ------------------------
                                                        (Dollars in Thousands,
                                                       Except Per Share Amounts)

     RESULTS OF OPERATIONS:
      Net interest income before provision for
       loan losses .......................................    $   75,042
      Provision for possible loan losses .................         4,740
      Net interest income after provision
       for possible loan losses ..........................        70,302
      Income before income taxes .........................        33,502
      Net income before cumulative effect of change
       in accounting principle ...........................        23,100

     FINANCIAL CONDITION AT END OF PERIOD:
      Total assets .......................................     1,821,724
      Total deposits .....................................     1,612,023
      Total stockholders' equity .........................       126,203

     PER SHARE DATA:
      Net income per common share--primary(4) ............          2.52
      Net income per common share--fully diluted .........          2.44
      Book value per common share ........................         12.60

     SELECTED RATIOS:(1)
      Performance ratios:
       Return on assets ..................................          1.27%
       Return on common stockholders' equity .............         21.73
      Capital adequacy ratios:
       Total stockholders' equity to assets ..............          6.93
       Tier 1 leverage ratio .............................          6.97
      Risk-based capital ratios:
       Tier 1 capital ....................................         14.55
       Total capital .....................................         18.81

      Asset quality ratios:
       Allowance for possible loan losses to
        total loans, net .................................          1.64
       Non-performing assets to total loans net plus
        other real estate(2) .............................          4.01
       Non-performing assets to total assets .............          2.01
       Allowance for possible loan losses to
        non-performing loans(3) ..........................         67.51
      Asset quality ratios:(5)
       Allowance for possible loan losses to total loans,
        net ..............................................          1.64
       Nonperforming assets to total loans net plus other
        real estate(2) ..................................           2.80
       Nonperforming assets to total assets ..............          1.39
       Allowance for possible loan losses to nonperforming
        loans(3) ........................................          93.11


- --------------

(1) Ratios are based on period end.

(2) Non-performing assets consist of non-accruing loans, loans past due 90 days and still accruing, renegotiated loans and real estate acquired in settlement of loans, including in-substance foreclosures.

(3) Non-performing loans consist of non-accruing loans, loans past due 90 days and still accruing and renegotiated loans.

(4) After payment of Series A preferred dividends of $1,394 (representing an annual dividend of $1.68 per share), the maximum dividend payable under the proposed Washington Merger Agreement.

(5) Assuming HUBCO completes the intended sale of non-performing assets on which a reserve for liquidation has been recorded, the asset quality ratios would be as shown.




                           INVESTMENT CONSIDERATIONS

     The following factors, among others described throughout this Prospectus, should be considered carefully by prospective investors in the Common Stock offered hereby.


Significant Impact of Acquisitions on HUBCO

     HUBCO's profitability and its financial condition may be significantly impacted by the continuing implementation of its acquisition strategy and by the
consummation of  the Statewide  Merger   Conversion and  the acquisition  of
Washington.


     If the Merger Conversion and the acquisition of Washington are both consummated HUBCO will add 21 branch offices (some of which it may close) and approximately $780 million in assets, increasing HUBCO's branches by more than 50% and its assets by 75%. While HUBCO has successfully absorbed smaller institutions in the recent past, no assurance can be given that HUBCO will be able to efficiently integrate the operations of Statewide and Washington with HUBCO's operations or to operate the resulting entity profitably.


     Moreover, it is likely that an expansion of this magnitude will necessitate substantially increased staffing in HUBCO's operations. While HUBCO's management team has developed substantial experience and skill in integrating acquired institutions and their personnel into HUBCO, given the significant impact on operations which would result from the Merger Conversion and the Washington acquisition, there can be no assurances that HUBCO's Management will be able to manage the combination of HUBCO, Statewide and Washington to achieve the level
of personnel   integration or  the cost  savings achieved  in its  previous acquisitions. See "BUSINESS OF HUBCO--Recent Acquisitions".


     In addition to the other challenges presented by the acquisitions of Statewide and Washington, both institutions have a significant volume of non-performing assets, including non-accrual loans and real estate acquired in connection with collection actions on loans ("OREO properties"). At December 31, 1993, HUBCO had $11.5 million in non-performing assets, while Statewide had $12.5 million and Washington had $20.0 million. While HUBCO's management has successfully kept its non-performing assets to a minimum by adherence to strict underwriting standards and by aggressive collection efforts and other actions and intends to sell or liquidate many of the OREO properties and non-performing loans it will acquire, there can be no assurance that HUBCO's management will achieve its goals, or be able to deal with these problem assets effectively or profitably. Moreover, the acquisitions, taken as if they were consummated at December 31, 1993, will increase HUBCO's ratio of non-performing assets to total loans and ORE from 2.20 to 4.01 and will decrease HUBCO's coverage ratio on its allowance for possible loan losses to non-performing loans from 118.10% to 67.51%. While HUBCO expects to take aggressive action to sell and resolve the acquired non-performing assets and has the right to terminate the Washington Merger Agreement if certain steps are not taken with regard to Washington's largest non-performing loan, an approximately $9.0 million loan, no assurance can be given that the actions of HUBCO's management will substantially lessen HUBCO's exposure to non-performing assets acquired in these transactions.


     Acquisition Strategy. HUBCO seeks to enhance profitability and build market share through both internal growth and acquisitions. HUBCO's acquisition philosophy is to seek in-market or contiguous market opportunities which can be accomplished with little dilution to earnings. Since October of 1990, HUBCO has acquired assets and liabilities from six other financial institutions, through both government-assisted and private transactions. However, both the Merger Conversion and the acquisition of Washington represent traditional private transactions which HUBCO believes present a different level of risk than the government-assisted transactions previously undertaken by HUBCO. HUBCO intends to continue to seek acquisition opportunities that arise in its market area.
In December 1993, the government appropriated money to allow the Resolution Trust Corporation ("RTC") to sell the remaining thrift institutions that are presently under RTC conservatorship, including a number of such institutions in New Jersey. The bidding process for such institutions has commenced and is expected to continue during the next several months. As it has in the past, HUBCO may bid on such institutions. HUBCO anticipates that if it does acquire such institutions it will only acquire branches and deposit liabilities. Management does not believe that the acquisition of such branches and deposit liabilities would have a material impact on the Company's earnings or reduce the capital ratios below the well capitalized classification, although the Company may experience some growth in assets and in the number of branches as a result of such acquisitions. There can be no assurance that HUBCO will be able to acquire additional financial institutions or, if additional financial institutions are acquired, that these acquisitions can be managed successfully to enhance the profitability of HUBCO. See "BUSINESS OF HUBCO--Recent Acquisitions."




     When evaluating acquisitions, HUBCO conducts a due diligence review to attempt to identify both risks and income potential and then attempts to structure a transaction which allows it to manage the risk while earning a fair return on the investment. The success of HUBCO's acquisition strategy depends on management's skill in identifying, analyzing, bidding on and acquiring banking entities or the assets and liabilities of such entities being sold by federal regulators, integrating such entities, assets and liabilities into HUBCO, and causing the resulting entity as a whole to operate profitably. Potential investors should not rely upon the financial information regarding HUBCO, Statewide and Washington contained in the Prospectus as necessarily being indicative of future operating results of the combined entities.

     Proposed Acquisition  of Statewide.   Upon consummation  of the  Merger
Conversion, HUBCO's total assets will increase by approximately $507 million, resulting in a 48.7% increase in HUBCO's asset base from its level at December 31, 1993. An expansion of this magnitude will result in major changes in HUBCO's financial situation. Unlike most of HUBCO's other recent acquisitions, the Merger Conversion does not afford HUBCO the right to acquire only those loans of the acquired institution which HUBCO desires to retain. See "BUSINESS OF HUBCO--Recent Acquisitions--Acquisition of Statewide" and "USE OF PROCEEDS."

     Pursuant to the rules of the National Association of Securities Dealers, the RRP and a stock option plan adopted by the HUBCO Board of Directors in connection with the Merger Conversion were submitted for approval to HUBCO stockholders and both the RRP and the stock option plan were approved by HUBCO stockholders. See "THE MERGER CONVERSION--Employment, Other Agreements and Stock Awards."

     Proposed Acquisition of Washington. The acquisition of Washington, if consummated, together with consummation of the Merger Conversion, will add $780 million in assets to HUBCO, representing an increase of 75% over HUBCO's total assets from their level at December 31, 1993. Like the Statewide acquisition, but unlike most of HUBCO's other recent acquisitions, the Washington acquisition does not afford HUBCO the right to acquire only those loans of the acquired institution which HUBCO desires to retain. Washington has a significant volume of non-performing assets. At December 31, 1993, Washington had $20.0 million of non-performing assets. Moreover, since the execution of the Washington Merger Agreement, the IRS, which rents the building which secures Washington's largest non-performing asset, has announced that the site will be converted into a customer service center with a loss of 2,500 permanent and seasonal jobs. Although HUBCO anticipates that it will proceed with the acquisition of Washington, HUBCO is continuing to examine this loan and the circumstances surrounding the collateral and, accordingly, there can be no assurance that the acquisition of Washington by HUBCO will be consummated. If the acquisition of Washington is consummated there can be no assurance that this non-performing loan or Washington's other non-performing assets will not have a material
adverse   impact upon  HUBCO's   financial   performance.   See   "BUSINESS OF
HUBCO--Recent Acquisitions--Proposed Acquisition of Washington."



Subscription Purchase Price

     Subscribers in the Subscription Offering and the Stockholder Offering should not assume that they will have a profit simply because they are allowed to purchase HUBCO Common Stock at less than the market value. Because of fluctuations in the market price of the Common Stock, there can be no assurance that the Subscription Purchase Price will actually be less than, or even equal to, the market price for the Common Stock on the Closing Date and/or on the date on which subscribers receive certificates for their shares. Moreover, while stock certificates for shares of the Common Stock will be mailed as soon as practicable after the Closing Date, until such stock certificates are delivered to subscribers, subscribers may not be able to sell the shares of the Common Stock for which they have subscribed. Thus, for these and other reasons, there is no assurance that those who purchase shares of Common Stock in the Subscription and Stockholder Offerings will be able to sell such shares at a price equal to or greater than the Subscription Purchase Price.

     Moreover, because the market price of the Common Stock could decrease between now and the date the Subscription Purchase Price is determined, Eligible Subscribers and HUBCO stockholders might be able to purchase Common Stock in the open market prior to that date at a price lower than the Subscription Purchase Price. Any such open market purchase would permit the Eligible Subscriber and HUBCO stockholders to obtain the shares immediately, which would not be the case if the Eligible Subscriber and HUBCO stockholders purchased the shares through the subscription process, with its attendant delays in receipt of the shares.

     In addition, because the Subscription Purchase Price initially may be less than the market price for the Common Stock, subscribers may be inclined immediately to sell their shares in an attempt to realize any profit between the Subscription Purchase Price and the then-market price for the Common Stock. Depending upon their timing and

volume, such sales could cause the market price for the Common Stock to decline so as to be equal to or less than the Subscription Purchase Price.

     All subscribers also should consider carefully the recent volatility of the market for equity securities of banks and bank holding companies. The market price for the Common Stock may be affected by adverse publicity surrounding the banking industry and by an increase in interest rates. See "MARKET PRICE AND DIVIDENDS OF HUBCO" and "MANAGEMENT DISCUSSION & ANALYSIS OF HUBCO--Loan Portfolio--Interest Rate Sensitivity."


Potential Impact of Changes in Interest Rate Environment

     Significant changes in the interest rate environment, especially a shift to
increasing interest  rates from  the falling  rate environment   experienced
recently, may have a negative impact upon the profitability of HUBCO and that impact may be magnified by the acquisition of Statewide and if completed, the acquisition of Washington. In part, HUBCO has managed to become more profitable because it has increased its net interest margin in a falling rate environment. While HUBCO's management has taken some precautions to limit the impact of upward swings in interest rates, there can be no assurance that HUBCO could continue to perform as well if interest rates were to rise. Statewide and Washington both reported losses in the years 1989, 1990 and 1991 but both reported profits in the periods since 1991 as interest rates were falling. Moreover, both Washington and Statewide have a significant portion of their assets deployed in fixed rate instruments in their investment and loan portfolios and these instruments have helped their earnings as rates have fallen. While HUBCO may take certain actions to limit its exposure to interest rate increases after the consummation of the acquisitions, a rise in interest rates could have a material adverse effect on HUBCO's financial performance,
especially after  the consummation  of both  acquisitions.   See  "MANAGEMENT
DISCUSSION AND ANALYSIS OF HUBCO--Loan Portfolio--Interest Rate Sensitivity."


The Banking Industry

     There are over 100 commercial banks throughout New Jersey, many of which have offices in Northern New Jersey. In addition, large banks in New York City compete for the business of New Jersey residents and businesses located in HUBCO's primary areas of trade. A number of other depository institutions compete for the business of individuals and commercial enterprises in New Jersey including savings banks, savings and loan associations, brokerage houses, financial subsidiaries of the retail industry and credit unions. Other financial institutions, such as mutual funds, consumer finance companies, factoring companies, and insurance companies, also compete with HUBCO for both loans and deposits. Competition for depositors' funds, for creditworthy loan customers and for trust business is intense.


Proposed Legislation


     Statewide Savings Bank, S.L.A., as part of the Merger Conversion, will become a New Jersey chartered, SAIF-insured savings bank that is subject to regulation by the New Jersey Department of Banking (the "Department") and the FDIC. Statewide's Plan was prepared in accordance with the regulations of the Department and approved by the Commissioner. The FDIC has recently adopted interim regulations governing mutual-to-stock conversions. On November 22, 1993, a bill was introduced in the United States House of Representatives entitled the
"Mutual Bank  Conversion Act."  The proposed   legislation   states that  no
state-chartered savings bank may convert from the mutual form to the stock form on or after November 22, 1993, except in accordance with regulations adopted by the FDIC. These regulations are required to be substantially similar to the regulations of the OTS, the primary federal regulator of savings associations. Statewide believes that its Plan is similar to the conversion regulations prescribed by the OTS. Specifically, as required by OTS regulations, the amount of Common Stock being offered is equal to Statewide's appraised value, and the Common Stock is being offered first to the depositors of Statewide in accordance with priority categories that are essentially the same as those required by the OTS. However, as a matter of policy (not regulation), the OTS in connection with recent conversion applications has generally permitted tax-qualified stock benefit plans and non-tax-qualified stock benefit plans to purchase in the aggregate up to 14% of the number of shares offered in a conversion. The RRP and the stock option plan are expected to aggregate 15% of the shares offered in the Conversion. Also, as a matter of policy the OTS does not allow the stock offered by the acquiror in a merger conversion to be sold at more than a 5% discount to market value as of the closing of the merger conversion. This Merger Conversion may have a discount to market value of more than 5%. The proposed legislation requires the regulations to be prescribed by the FDIC to take effect within 90 days of the enactment of the legislation. It is uncertain whether or when such legislation may be passed, and, if passed, what the final contents of such legislation will be. If the legislation is passed as proposed with a retroactive November 22, 1993 effective date, it is uncertain what effect, if any, such legislation will have on Statewide's Merger Conversion or the stock benefit plans.





                      MARKET PRICE AND DIVIDENDS OF HUBCO

     The Common Stock is listed for quotation on the NASDAQ National Market System under the symbol "HUBC." Prior to March 1, 1993, the Common Stock was listed on the American Stock Exchange. The following table sets forth, for the indicated periods, the high and low closing prices for the Common Stock as reported by the NASDAQ National Market System or the American Stock Exchange, as the case may be, and the cash dividends per share of Common Stock declared for the indicated periods. The numbers have been restated to reflect a 10% stock dividend paid by HUBCO on June 1, 1993.

                                                                    Cash
                                            Price Range           Dividends
                                       ---------------------      Declared
                                        High           Low        Per Share
                                       -------       -------      ---------
1991

       First Quarter ...........       $ 5 7/8       $ 4            $.08
       Second Quarter ..........         6 1/2         5 7/8         .08
       Third Quarter ...........         7 7/8         6 1/4         .08
       Fourth Quarter ..........         9 1/4         6 3/4         .09

1992

       First Quarter ...........        12 1/2         8 3/8         .09
       Second Quarter ..........        12 5/8        10 5/8         .09
       Third Quarter ...........        13            11 3/8         .09
       Fourth Quarter ..........        16 7/8        12             .10(1)

1993

       First Quarter ...........        24 5/8        16             .10
       Second Quarter ..........        24 3/8        19             .11
       Third Quarter ...........        25 1/4        20 1/4         .11
       Fourth Quarter ..........        24 1/4        20             .12(1)

1994

       First Quarter (through
        March 22, 1994).........        23 3/4        20 3/8         .12

- --------------
(1)  Plus a special year-end cash dividend of $.03 per share.


     On February 1, 1994, the last reported sale price of the Common Stock, as reported on the NASDAQ National Market System, was $23 per share. On January 6, 1994, there were 1,599 holders of record of Common Stock and 6,585,980 shares outstanding.


     On November 10, 1993, HUBCO announced a stock repurchase program under which HUBCO may repurchase up to 10% of its outstanding stock each year. As of March 1, 1994, HUBCO had repurchased 455,081 shares of its Common Stock, or 6.56%, of its outstanding stock. HUBCO's management currently does not have intentions to purchase additional shares under the stock repurchase plan but intends to re-examine the issue from time to time. See "RECENT DEVELOPMENTS--Recent Developments With Respect to HUBCO."


     The holders of Common Stock are entitled to receive dividends when and if declared by the Board of Directors out of funds legally available therefor. HUBCO has paid regular cash dividends since its inception in 1982. Although HUBCO currently intends to continue to pay cash dividends on the Common Stock, there can be no assurance that HUBCO's dividend policy will remain unchanged after completion of the Merger Conversion. The declaration and payment of dividends thereafter will depend upon business conditions, operating results, capital, reserve requirements and the Board of Directors' consideration of other relevant factors. Moreover, HUBCO is subject to certain legal restrictions on the amount of dividends it is permitted to pay. See "REGULATION AND SUPERVISION OF HUBCO--Restriction on Dividend Payments."




                                USE OF PROCEEDS

     The net proceeds from the sale of Common Stock in connection with the Merger Conversion are currently estimated to range from $27.9 million to $38.2 million. If the Preliminary Appraised Value is not adjusted, the net proceeds are estimated to be approximately $33 million. Such proceeds will be used by HUBCO to acquire all of the capital stock of Statewide in the Merger Conversion. Accordingly, the net proceeds initially will become part of the equity capital of Statewide, as a converted institution, and upon consummation of the Merger Conversion, will be added by the Bank to its funds available for general corporate purposes. See "PRO FORMA CONDENSED COMBINED UNAUDITED FINANCIAL STATEMENTS." Subject to regulatory limitations, the Bank may dividend funds to HUBCO for future acquisitions, if necessary. The net proceeds may be higher or lower than estimated depending upon the Final Appraised Value and actual expenses.


                            CAPITALIZATION OF HUBCO


     The following table presents the historical consolidated capitalization, including deposits of HUBCO as of December 31, 1993, and the pro forma consolidated capitalization of HUBCO at that date, after giving effect to completion of both the Merger Conversion and the acquisition of Washington as well as the issuance of $25,000,000 in subordinated debt on January 14, 1994. The table below gives effect to the sale in the Merger Conversion of 1,944,444 shares of Common Stock at a price of $18.00 per share and the issuance in connection with the acquisition of Washington of 829,995 shares of preferred stock with a stated value of $24 per share and the other assumptions set forth under "PRO FORMA CONDENSED COMBINED UNAUDITED FINANCIAL STATEMENTS". The table below also reflects the purchase by HUBCO of 455,081 shares of Common Stock under its stock repurchase plan, of which 12,300 shares have been reissued as awards under HUBCO's restricted stock plan and 442,781 shares retained as treasury stock to be reissued in the Merger Conversion. See "MARKET PRICE AND DIVIDENDS OF HUBCO". Any changes in the number of shares of Common Stock or preferred stock to be issued and the actual purchase price for shares of Common Stock from those assumed for purposes of this table may materially affect such pro forma capitalization.

                                                                                      Pro Forma
                                                Historical     Pro Forma Combined  Combined HUBCO,
                                             December 31, 1993      HUBCO and       Statewide and
                                                   HUBCO            Statewide        Washington
                                              ---------------   ---------------   ---------------

Deposit Accounts (1) ......................    $935,687,813     $1,363,990,609    $1,612,022,156
                                               ============     ==============    ==============
Borrowings:
 Short-Term Debt ..........................    $ 19,628,504     $   28,128,504    $   28,128,504
 Long-Term Debt ...........................               0         25,000,000        25,400,000
                                               ------------     --------------    --------------
   Total Borrowings .......................    $ 19,628,504     $   53,128,504    $   53,528,504
                                               ============     ==============    ==============
Shareholders' Equity:
 Preferred Stock no par value, 3,300,000
  shares authorized, none issued (829,995
  shares to be issued and outstanding
  pro forma) ..............................    $          0     $            0    $   19,919,880
 Common Stock, no par value, 13,200,000
  shares authorized, 6,933,361 shares
  issued and 6,490,580 outstanding (2)
  (8,435,024 shares issued and outstanding
  pro forma) ..............................      18,492,115         22,497,050        22,497,050
 Capital in excess of par value ...........      49,047,408         67,800,487        67,800,487
 Retained Earnings ........................      12,668,947         12,668,947        12,668,947
 Unrealized gain on investments available
  for sale, net of tax ....................       4,262,053          4,262,053         4,262,053
 Treasury Stock, at cost 208,700 shares (3)      (4,570,713)                 0                 0
 Restricted Stock Award ...................        (946,280)          (946,280)         (946,280)
                                               ------------     --------------    --------------
   Total Shareholders' Equity .............    $ 78,953,530     $  106,282,257    $  126,202,137
                                               ============     ==============    ==============
- --------------

(1) Withdrawals from savings accounts for the purchase of Common Stock have not been reflected. Any withdrawals will reduce pro forma capitalization by the amount of such withdrawals.

(2) No effect has been given to the issuance of additional shares of Common Stock pursuant to HUBCO's 1993 Stock Option Program for Statewide Division in an amount equal to 10% of the shares of Common Stock issued in the Merger Conversion. Assumes that 5% of the shares issued in the Merger Conversion will be purchased by the RRP.

(3) For the period from January 1, 1994 to March 1, 1994 HUBCO purchased an additional 234,081 shares of Common Stock for approximately $5,298,000. The aggregate number of shares of Common Stock of 442,781 with an aggregate cost of $9,869,000 will be reissued in the Merger Conversion.





          PRO FORMA COMBINED CONDENSED UNAUDITED FINANCIAL STATEMENTS


     The following unaudited pro forma combined financial information presents the Pro Forma Combined Condensed Statement of Condition of HUBCO, Statewide Savings Bank, S.L.A. (Statewide) and Washington at December 31, 1993 after giving effect to the Merger Conversion, the acquisition of Washington, the issuance of $25,000,000 of 7.75% subordinated debentures due 2004 (completed in January 1994) and the purchase by HUBCO of 442,781 shares of Common Stock at a cost of $9,869,000 under its stock repurchase plan, which shares are available
for reissuance  in the  Merger Conversion,   as if  such transactions  were
consummated on December 31, 1993. See "RECENT DEVELOPMENTS." Also presented is the Pro Forma Combined Condensed Statement of Income for the year ended December 31, 1993 after giving effect to the Merger Conversion, the acquisition of Washington, the subordinate debt issuance and HUBCO's repurchase of shares of Common Stock as if such transactions had been consummated on January 1, 1993. The unaudited pro forma information is based on the historical financial statements of HUBCO, Statewide and Washington after giving effect to the contemplated transactions using the purchase method of accounting and based upon the assumptions and adjustments contained in the accompanying "Notes to the Pro Forma Combined Condensed Financial Statements." The pro forma statements assume a Subscription Purchase price of $18.00 per share for the Merger Conversion and the issuance of 1,944,444 shares of Common Stock. The pro forma statements assume a purchase price of $16.10 in cash or .6708 of a share of Series A Preferred Stock of HUBCO for the Washington merger and, in accordance with the allocation required under the Washington Merger Agreement, the conversion of 51% of Washington shares to the preferred stock and 49% converted to cash.

     The unaudited pro forma information presented herein does not give effect to the operating results of HUBCO, Statewide or Washington subsequent to December 31, 1993. Purchase accounting adjustments to estimated fair values have been made with respect to the assets and liabilities of Statewide and Washington and related income and expense accounts based upon preliminary estimates and evaluations as of December 31, 1993. Such preliminary estimates and assumptions are subject to change as additional information is obtained. The allocations of purchase cost are subject to final determination, based upon estimates and other evaluations of fair value, as of the close of the respective transactions. Therefore, the allocations reflected in the Pro Forma Combined Condensed Financial Statements may differ from the amounts ultimately determined.


     The unaudited pro forma information has been prepared by Hubco's management based upon the Consolidated Financial Statements and related notes thereto of HUBCO, Statewide and Washington included elsewhere in this Prospectus. The unaudited pro forma information should be read in conjunction with such historical statements and notes. The Pro Forma Combined Condensed Statement of Income is not necessarily indicative of operating results which would have been achieved had the mergers been consummated as of the beginning of such periods presented and should not be construed as being representative of future periods.





              PRO FORMA COMBINED CONDENSED STATEMENT OF CONDITION

                                  (Unaudited)

                              Dollars in Thousands


                            As of December 31, 1993

                                                                                     Pro Forma
                                     Pro Forma                          Pro Forma     Combined             Pro Forma
                       Historical   Adjustments   Pro Forma  Historical Adjustments  Hubco and Historical  Adjustments   Pro Forma
                          Hubco        Hubco         Hubco   Statewide  Statewide    Statewide Washington  Washington     Combined
                       ----------   -----------   ----------  --------  ----------   --------- ----------  ----------- -----------


ASSETS
Cash and Due
  From Banks ......... $   49,542 $ (5,298)(1)(8) $   44,244  $  7,478  $      0(a) $   51,722  $  4,283  $     0       $   56,005
Investment
  Securities .........    296,130   24,671(2)        320,801   251,743     5,652(b)    578,196    25,007  (18,960)(aa)     584,243
Investments
  Available
  for Sale ...........    130,555        0           130,555     4,789         0       135,344    67,257        0          202,601
Federal Funds
  Sold ...............      9,800        0             9,800    16,075         0        25,875     1,900        0           27,775
Loans ................    529,390        0           529,390   187,547     5,730(c)    722,667   173,013    1,016(bb)      896,696
Allowance for
  Possible
  Loan Losses ........    (10,811)       0           (10,811)   (1,094)        0       (11,905)   (2,828)       0          (14,733)
Premises and
  Equipment ..........     18,001        0            18,001     3,942    (3,942)(d)    18,001     2,614    2,953(cc)       23,568
Other Real Estate ....      2,311        0             2,311     9,741    (4,393)(e)     7,659     7,078        0           14,737
Excess of Cost over
  Fair Value of
  Assets Acquired,
  Net ................          0        0                 0    14,930   (14,930)(f)         0         0    5,049(dd)        5,049
Other Assets .........     16,907      329(1)         17,236     5,124      (796)(g)    21,564     4,311      (92)(ee)      25,783
                       ---------- --------        ----------  --------  --------    ----------  --------  -------      -----------
  Total Assets ....... $1,041,825 $ 19,702        $1,061,527  $500,275  ($12,679)   $1,549,123  $282,635 ($10,034)      $1,821,724
                       ========== ========        ==========  ========  ========    ==========  ========  =======      ===========
LIABILITIES
Deposits ............. $  935,688 $      0        $  935,688  $427,003  $  1,300(h) $1,363,991  $247,320  $   712(ff)   $1,612,023
Borrowed Money .......     19,629        0            19,629    39,367   (30,867)(i)    28,129       400        0           28,529
Other Liabilities ....      7,554        0             7,554     1,665    16,501(j)     25,720     1,374    2,875(gg)       29,969
                       ---------- --------        ----------  --------  --------    ----------  --------  -------      -----------
  Total Liabilities ..    962,871        0           962,871   468,035   (13,066)    1,417,840   249,094    3,587        1,670,521
                       ---------- --------        ----------  --------  --------    ----------  --------  -------      -----------
Subordinated
  Debentures .........          0   25,000(3)         25,000         0         0        25,000         0        0           25,000
                       ---------- --------        ----------  --------  --------    ----------  --------  -------      -----------

STOCKHOLDERS' EQUITY

Preferred Stock ......          0        0                 0         0         0             0         0   19,920(hh)       19,920

Common Stock .........     18,492        0            18,492         0     4,005(k)     22,497       231     (231)(ii)      22,497

Capital in Excess of
 Par Value ...........     49,048        0            49,048         0    18,753(k)     67,801    22,500  (22,500)(ii)      67,801
Retained Earnings ....     12,669        0            12,669    32,240   (32,240)(l)    12,669    10,744  (10,744)(ii)      12,669
Unrealized Gain on
 Investment Securities
 available for sale,
 net of Taxes ........      4,262        0             4,262         0         0         4,262       186     (186)(ii)       4,262

Treasury Stock .......     (4,571)  (5,298)(8)        (9,869)        0     9,869(k)          0         0        0                0
Restricted Stock Award       (946)       0              (946)        0         0          (946)     (120)     120(ii)         (946)
                       ---------- --------        ----------  --------  --------    ----------  --------  -------      -----------
  Total Stockholders'
   Equity ............     78,954   (5,298)           73,656    32,240       387       106,283    33,541  (13,621)         126,203
                       ---------- --------        ----------  --------  --------    ----------  --------  -------      -----------
  Total Liabilities
   and Stockholders'
   Equity ............ $1,041,825 $ 19,702        $1,061,527  $500,275  ($12,679)   $1,549,123  $282,635 ($10,034)      $1,821,724
                       ========== ========        ==========  ========  ========    ==========  ========  =======       ==========


  See accompanying notes to pro forma combined condensed financial statements.




                                 PRO FORMA COMBINED CONDENSED STATEMENT OF INCOME

                                                    (Unaudited)

                                Dollars in Thousands, Except for Per Share Amounts

                                       For the Year Ended December 31, 1993


                                                                                    Pro Forma
                                     Pro Forma                         Pro Forma    Combined               Pro Forma
                       Historical   Adjustments  Pro Forma Historical Adjustments   Hubco and Historical  Adjustments   Pro Forma
                          Hubco        Hubco       Hubco    Statewide  Statewide    Statewide Washington  Washington     Combined
                       ----------   -----------  ----------  --------  ----------   --------- ----------  ----------- -----------
Interest Income:
 Interest and
   Fees on loans ..... $   43,546  $     0       $   43,546  $ 18,654  ($   955)(m)  $ 61,245  $ 14,782  ($  669)(jj)  $   75,358
 Interest and
  Dividends on
  Investments ........     23,442    1,419(4)        24,623    16,207     1,504(n)     39,226     3,604      (79)(kk)      42,728
                                      (238)(9)                           (2,050)(o)                          (23)(ll)
                                                                         (1,058)(p)
 Interest on Federal
  Funds Sold .........        771        0              771       222         0           993       172        0            1,165
                       ----------  -------       ----------  --------  --------      --------  --------  -------      -----------
  Total Interest
    Income ...........     67,759    1,181           68,940    35,083    (2,559)      101,464    18,558     (771)         119,251
                       ----------  -------       ----------  --------  --------      --------  --------  -------      -----------

Interest Expense:
 Interest on
   Deposits ..........     20,379        0           20,379    14,442    (1,300)(q)    33,521     8,795     (712)(mm)      41,604
 Interest on
   Borrowings ........        362        0              362     3,170    (2,916)(r)       616        18        0              634
 Interest on
   Subordinated Debt .          0    1,938(5)         1,971         0         0         1,971         0        0            1,971
                                        33(6)
                       ----------  -------       ----------  --------  --------    ----------  --------  -------      -----------
 Total Interest
   Expense ...........     20,741    1,971           22,712    17,612    (4,216)       36,108     8,813     (712)          44,209
                       ----------  -------       ----------  --------  --------    ----------  --------  -------      -----------
 Net Interest Income
  Before Provision for
  Possible Loan Losses     47,018     (790)          46,228    17,471     1,657        65,356     9,745      (59)          75,042
 Provision for Possible
  Loan Losses ........      3,600        0            3,600       720         0         4,320       420        0            4,740
                       ----------  -------       ----------  --------  --------    ----------  --------  -------      -----------
 Net Interest Income
  After Provision for
  Possible Loan Losses     43,418     (790)          42,628    16,751     1,657        61,036     9,325      (59)          70,302
                       ----------  -------       ----------  --------  --------    ----------  --------  -------      -----------
Other Income .........      8,606        0            8,606     1,785         0        10,391       949        0           11,340
                       ----------  -------       ----------  --------  --------      --------  --------  -------      -----------

Other Expenses:
 Salaries and Other
  Employee Benefits ..     16,501        0           16,501     5,910         0        22,411     3,468        0           25,879
 Occupancy and
  Equipment Expense ..      5,016        0            5,016     1,829      (478)(s)     6,367       797       34(nn)        7,198
 Other Expenses ......      8,454        0            8,454     4,195      (942)(t)    10,055     4,503      505(oo)       15,063
                                                                         (1,652)(u)
                       ----------  -------       ----------  --------  --------      --------  --------  -------      -----------
 Total Other Expenses.     29,971        0           29,971    11,934    (3,072)       38,833     8,768      539           48,140
                       ----------  -------       ----------  --------  --------      --------  --------  -------      -----------
 Income Before Taxes .     22,053     (790)          21,263     6,602     4,729        32,594     1,506     (598)          33,502
                       ----------  -------       ----------  --------  --------      --------  --------  -------      -----------
 Income Taxes ........      7,851     (300)(7)        7,551     2,299     1,797(v)     11,647    (1,018)    (227)(pp)      10,402
                       ----------  -------       ----------  --------  --------      --------  --------  -------      -----------

Net Income before
 Cumulative effect of
 Change in Accounting
 Principle ........... $   14,202  ($  490)      $   13,712  $  4,303  $  2,932      $ 20,947  $  2,524  ($  371)      $   23,100
                       ==========  =======       ==========  ========  ========      ========  ========  =======       ==========

Earnings per
 Share--Primary** .... $    2.06                 $    2.05                           $  2.43                           $    2.52*

Earnings per
 Share fully
 Diluted** ........... $    2.06(qq)             $    2.05                           $  2.43                           $    2.44

Book Value per
 Common Share** ...... $   11.74                 $   11.35                           $ 12.60                           $   12.60
Dividends per Share--
 Common .............. $    0.47                 $    0.47                           $  0.47                           $    0.47
Weighted Average Number
 of Common Shares
 Outstanding** .......     6,909                     6,675                             8,619                               8,619

- -------------
* After payment of Series A preferred dividends of $1,394 (representing an annual dividend of $1.68 per share), the maximum dividend payable under the proposed Washington Merger Agreement.

** See Note 16 in accompanying notes to proforma combined condensed financial statements.



  See accompanying notes to pro forma combined condensed financial statements.





                            NOTES TO PRO FORMA COMBINED CONDENSED FINANCIAL STATEMENTS

                                     (Dollars in Thousands, Except Share Data)





 1) The following summarizes the transaction related to the issuance of 7.75%, $25,000,000 of subordinated debentures due 2004 which was completed on January 14, 1994.

    1) Proceeds from the sale of 7.75% subordinated debentures ....................................  $25,000
       Less: Applicable financing costs ...........................................................    ($329)
                                                                                                     =======
       Net proceeds--recorded as an increase to cash and then transferred to the investment portfolio ................................................................  $24,671
                                                                                                     =======
    2) Investment of proceeds from sale of subordinated debentures ................................  $24,671
                                                                                                     =======
    3) Issuance of subordinated debentures ........................................................  $25,000
                                                                                                     =======
    4) To reflect interest income as a result of the investment of the proceeds of the subordinated debt at 5.75%.
    5) To reflect interest expense on the subordinated debentures at 7.75%.
    6) To reflect as interest expense the amortization of deferred financing costs on the subordinated debt.
    7) To reflect the anticipated taxes on the pro forma adjustments.

 2) On November 8, 1993, HUBCO's board of directors authorized management to repurchase up to 10 percent of its outstanding Common Stock. The following summarizes the repurchase of shares as reflected in the accompanying pro forma combined condensed financial statements:

    8) To reflect the repurchase of 234,081 shares of treasury stock from January 1, 1994 through March 1, 1994 ......................................................................  ($5,298)
                                                                                                     =======

    9) To reflect a loss of interest income for the use of funds to purchase treasury shares at 4.50%

 3) The following summarizes the Statewide purchase transaction as reflected in the accompanying proforma combined condensed financial statements:

    Reissuance of 442,781 shares of HUBCO Common Stock from treasury shares .......................  $ 7,970

    Issuance of 1,501,663  shares of Hubco Common stock at $18 per share,  net of estimated issuance expenses of $2,373 ($796(g) has been
      paid as of December, 1993) ..................................................................  $25,453
                                                                                                     =======
                                                                                                     $33,423(k)
                                                                                                     =======
    Estimate of Fair Value of Statewide
    Retained earnings at December 31, 1993 as reported ............................................  $32,240(l)
    Excess of fair value over book value of:
    Mortgage-backed and other investment securities ................................  $5,290
    Loans receivable ...............................................................   5,730(c)
    Land and buildings .............................................................   2,535
                                                                                      ------          13,555

    Fair value in excess of book value of time deposits ............................ ($1,300)(h)
    Prepayment penalty on advances from Federal Home Loan Bank .....................  (2,194)
                                                                                      ------          (3,494)
        Other adjustments:
    Elimination of historical Statewide excess of cost over fair value of assets previously acquired by Statewide.............................................. (14,930)(f)
    Reduction in value of other real estate intended to
      be liquidated by HUBCO shortly after acquisition ............................................  *(4,393)(e)
    Reserve for payment of deferred income taxes on recapture
      of allowance for possible loan losses .......................................................   (2,250)
    Purchase of restricted stock for officers and directors .......................................   (1,750)
    Recognition of certain other liabilities related to the acquisition ...........................   (1,775)
    Tax effect where appropriate, of purchase accounting adjustments ..............................     (814)
                                                                                                     =======
    Excess of fair value over cost (negative goodwill) ............................................  $16,389
                                                                                                     =======
    Applied to reduction in value of premises and equipment .......................................  $ 6,477
    Recorded as a liability in the pro-forma financial statements .................................    9,912
                                                                                                     =======
                                                                                                     $16,389
                                                                                                     =======

- ------------
* Statewide's current intent is to hold its other real estate properties until such properties have their improvements completed. HUBCO's intent is to liquidate such properties shortly after its acquisition of Statewide. This adjustment is an estimate reflecting the demonstrably different recovery plans of the two entities that will be reflected as part of the ultimate purchase accounting adjustments.




                      NOTES TO PRO FORMA COMBINED CONDENSED FINANCIAL STATEMENTS-(Continued)

                                     (Dollars in Thousands, Except Share Data)

 4) Cash and Due from Banks Pro-Forma Adjustments

    Record the receipt of the net proceeds from the sale of Hubco common stock ....................  $33,423
    Transfer proceeds to investment portfolio .....................................................  (33,423)
    Transfer proceeds from investment portfolio ...................................................   33,061
    Repayment of advances to the Federal Home Loan Bank of New York ...............................  (33,061)
                                                                                                     =======
                                                                                                     $     0(a)
                                                                                                     =======

 5) Investment Securities Pro-Forma Adjustments

    Record the excess of the fair market value over the
      book value of the investment securities .....................................................  $ 5,290
    Record the receipt of the net proceeds from the sale of HUBCO common stock ....................   33,423
    Repayment of advances to the Federal Home Loan Bank
      of New York .................................................................................  (33,061)
                                                                                                     =======
                                                                                                     $ 5,652(b)
                                                                                                     =======
 6) Premises and Equipment Pro-Forma Adjustments

    Record the excess of the fair market value over the book value for land and buildings .........   $2,535
    Allocation of negative goodwill applied to premises and equipment .............................   (6,477)
                                                                                                     =======
                                                                                                     ($3,942)(d)
                                                                                                     =======
 7) Borrowed Money Pro-Forma Adjustments

    Record book value in excess of market value of Federal Home Loan Bank advances ................  $ 2,194
    Repayment of advances to the Federal Home Loan Bank of New York ...............................  (33,061)
                                                                                                     =======
                                                                                                    ($30,867)(i)
                                                                                                     =======
 8) Other Liabilities Pro-Forma Adjustments

    Record liability for deferred income taxes on recapture of allowance for possible loan losses of Statewide .............................................  $ 2,250
    Purchase of restricted stock for officers and directors .......................................    1,750
    Recognition of certain other liabilities related to the acquisition of Statewide ..............    1,775
    Tax effect of purchase accounting adjustments .................................................      814
    Record remaining excess of fair value over cost (negative goodwill) ...........................    9,912
                                                                                                     =======
                                                                                                     $16,501(j)
                                                                                                     =======

 9) The following is a summary of the adjustments required to the combined statements of income assuming the adjustments above were made as of the beginning of the periods presented:

    (m) To record the amortization on a straight line basis (which is not materially different than the level yield basis) of the premium on the loan portfolio over 6 years, the estimated average life of the loans acquired.

    (n) To reflect interest income as a result of the investment of the proceeds of issuance of Common Stock at 4.50%.

    (o) To reflect a loss of interest income due to use of funds to repay outstanding FHLB advances at 6.20%.

    (p) To record the amortization on a straight line basis (which is not materially different than the level yield basis) of the premium on the investment portfolio over its 5 year estimated life.

    (q) To record the amortization of the premium on deposits.

    (r) To reflect a reduction in interest expense from the repayment of FHLB advances.

    (s) To reflect a reduction in depreciation expense reflecting the net decreased carrying value of premises and equipment after reflecting the premium and allocating negative goodwill.

    (t) To reflect the reduction in expense from the write off of the historical excess of cost over fair value of Statewide.

    (u) To reflect the reduction in expense from the amortization of negative goodwill resulting from the Merger Conversion based on a 6 year life of the interest earning assets.




                      NOTES TO PRO FORMA COMBINED CONDENSED FINANCIAL STATEMENTS-(Continued)

                                     (Dollars in Thousands, Except Share Data)

    (v) To reflect the anticipated taxes on proforma adjustments.

10) The following summarizes the purchase transaction of Washington as reflected in the accompanying proforma combined condensed financial statements:

    Issuance of 829,995 shares of Hubco preferred stock at $24 per share ..........................  $19,920(hh)
    Cash payment to shareholders ..................................................................   19,139
    Washington shares currently held by HUBCO .....................................................    1,338
                                                                                                     -------
    Aggregate Cost ................................................................................   40,397
    Add: Acquisition Costs of $610 of which $92 has been paid as of December, 1993(ee) ............      610
                                                                                                     -------
                                                                                                     $41,007
                                                                                                     -------

    Estimate of Fair Value of Washington

    Stockholders' equity at December 31, 1993, as reported ............................ $33,541(ii)
    Additional capital from exercising stock options prior to acquisition .............   1,838
    Adjusted stockholders' equity .....................................................  35,379
    Fair value adjustments:
    Excess of fair value over book value of:
    Mortgage-backed and other Investments securities ....................  $    197
    Loans receivable ....................................................     4,016
    Land and buildings ..................................................     2,953(cc)
                                                                           --------       7,166
    Fair value in excess of book value of time deposits ...............................    (712)(ff)

    Other adjustments:
    Reduction in value of a real estate loan intended to be liquidated by
      HUBCO shortly after acquisition .................................................  (3,000)*
    Recognition of liability for payment of income taxes on recapture of allowance for possible loan losses ...........................................  (1,252)

    Recognition of certain other liabilities related to the
      acquisition, primarily severance and estimated liabilities for existing contingencies ..........................................................  (1,186)
    Tax effect where appropriate, of purchase accounting adjustments ..................    (437)
                                                                                        -------
    Estimated fair value, as adjusted .............................................................   35,958
                                                                                                     -------
    Excess of cost over fair value ................................................................  $ 5,049(dd)
                                                                                                     =======
11) Investment Securities Pro-forma Adjustment
    Record the excess of the fair market value
      over the book value of the investment portfolio .............................................  $   197
    Record the receipt of the proceeds from the exercising
      of the Washington Bancorp stock options prior to acquistion .................................    1,838
    Eliminate HUBCO's existing investment in Washington ...........................................   (1,338)
    Cash payment of acquisition costs .............................................................     (518)
    Cash payment to shareholders' of Washington Bancorp of 49% of the purchase price ..............  (19,139)
                                                                                                     =======
                                                                                                    ($18,960)(aa)
                                                                                                     =======
*  Washington's current intent is to hold a commercial real estate loan in its portfolio and to restructure the loan. HUBCO's intent is to liquidate the loan shortly after its acquisition of Washington. This adjustment is for estimate reflecting the demonstrably different plans of the two entities that will be reflected as part of the ultimate purchase accounting adjustments.




                      NOTES TO PRO FORMA COMBINED CONDENSED FINANCIAL STATEMENTS-(Continued)

                                     (Dollars in Thousands, Except Share Data)



12)  Loans Pro-Forma Adjustments

     Record the excess of the fair market value over the book value of the loan portfolio .........  $4,016
     Establish reserve for liquidation of a commercial real estate loan subsequent to acquisition .................................................................................  (3,000)
                                                                                                     ------
                                                                                                     $1,016 (bb)
                                                                                                     ======
13)  Other Liabilities Pro-forma Adjustments

     Record liability for income taxes on recapture of allowance for possible loan losses of Washington ........................................................................  $1,252
     Recognition of certain other liabilities related to the acquisition of Washington Bancorp ....   1,186
     Tax effect where appropriate, of purchase accounting adjustments .............................     437
                                                                                                     ------
                                                                                                     $2,875 (gg)
                                                                                                     ======


14) The following is a summary of the adjustments required to the combined statements of income and Combined Pro Forma Hubco and Statewide and Historical Washington Bancorp assuming the adjustments above were made as of the beginning of the periods presented:

    (jj) To record the amortization on a straight line basis (which is not materially different than the level yield basis) of the premium on the loan portfolio over 6 years.

    (kk) To record the amortization on a straight line basis (which is not materially different than the level yield basis) of the premium on the investment portfolio over its estimated life of 2.5 years.

    (ll) To reflect a loss of interest income for the use of funds for acquisition expenses at 4.50%.

    (mm)   To record the amortization of the premium on deposits.

    (nn) To reflect an increase in depreciation expense reflecting the net increased carrying value of premises and equipment.

    (oo) To reflect the increase in expense from the amortization of cost over fair value of the Washington acquisition based on a 10 year life.

    (pp)   To reflect the anticipated tax benefit on the proforma adjustments.


15) Effect of Recognition and Retention Plan stock and options.

    (qq)   To  the  extent  that  insufficient   shares  are  available  in  the
           Subscription  Offering to satisfy the  purchase of shares by the RRP, the RRP may, following the Subscription Offering,  acquire authorized but unissued  shares of Common  Stock or treasury  shares from HUBCO.
           Moreover,  to fund the  options,  HUBCO also may use  authorized  but unissued  shares or  treasury  shares.  Neither is expected to have a significant dilutive effect on earnings.


16) The pro forma financial information assumes the issuance of common stock based on a preliminary appraised value of $35,000,000, which represents the midpoint of the appraisal range. The following represents the pro forma combined per share data for the twelve months ended December 31, 1993, based upon the estimated minimum and maximum appraised values of $29,750,000 and $40,250,000, respectively:

                                                  Minimum    Maximum
                                                  -------    -------
      Earnings per share--Primary .............   $ 2.59*    $ 2.45*
      Earnings per share--Fully Diluted .......     2.51       2.39
      Book value per Common share ............     12.42      12.77
      Weighted average number of Common
        shares outstanding ...................     8,328      8,911

- -------------
*    After payment of Series A preferred dividends of $1,394 (representing an annual dividend of $1.68 per share), the maximum dividend payable under the proposed Washington Merger Agreement.






              SELECTED CONSOLIDATED FINANCIAL INFORMATION OF HUBCO


     Set forth below are selected consolidated financial and other data of HUBCO. This financial data (other than ratios) for the five years ended December 31, 1993 are derived from the Consolidated Financial Statements of HUBCO. The data should be read in conjunction with the consolidated financial statements, related notes, and other financial information included in this Prospectus.

                                                                     Years Ended December 31,
                                                   --------------------------------------------------------------
                                                      1993         1992         1991         1990          1989
                                                   ----------   ----------   ----------   ----------   ----------
                                                                  (In thousands except per share amounts)
Earnings Summary:
Interest income ................................   $   67,759   $   67,646   $   51,759   $   49,809   $   51,113
Interest expense ...............................       20,741       26,633       25,287       26,818       27,820
                                                   ----------   ----------   ----------   ----------   ----------
Net interest income ............................       47,018       41,013       26,472       22,991       23,293
Provision for possible loan losses .............        3,600        4,116        2,312        4,150        1,860
                                                   ----------   ----------   ----------   ----------   ----------
Net interest income after provision for possible
 loan losses ...................................       43,418       36,897       24,160       18,841       21,433
Other income ...................................        8,606        7,657        5,471        4,532        4,196
Other expenses .................................       29,971       34,349       22,274       20,013       19,863
                                                   ----------   ----------   ----------   ----------   ----------
Income before income taxes .....................       22,053       10,205        7,357        3,360        5,766
Income tax provision ...........................        7,851          564        2,336        1,145        2,457
                                                   ----------   ----------   ----------   ----------   ----------
Net Income .....................................   $   14,202   $    9,641   $    5,021   $    2,215   $    3,309
                                                   ==========   ==========   ==========   ==========   ==========
Per Share Data:
Weighted average common shares
 outstanding ...................................        6,909        6,091        4,955        4,941        4,969
Net income per common share(1) .................        $2.06        $1.58        $1.01        $0.45        $0.67
Cash dividends per common share(1) .............        $0.47        $0.40        $0.33        $0.33        $0.33
Balance Sheet Summary:
Investment securities ..........................   $  426,685   $  322,522   $  138,915   $  150,536   $   89,177
Loans, net .....................................      529,390      513,448      465,883      371,700      369,232
Total assets ...................................    1,041,825      931,911      673,159      595,128      548,132
Deposits .......................................      935,688      843,226      608,857      512,823      484,192
Stockholders' equity ...........................       78,954       68,313       41,099       37,567       37,400
Performance Ratios:
Return on average assets .......................         1.44%        1.05%        0.82%        0.40%        0.62%
Return on average equity .......................        19.34        17.38        12.75         5.89         8.91
Dividend payout ................................         23.0        25.04        33.44        73.63        49.65
Average equity to average assets ...............         7.44         6.04         6.45         6.85         7.00
Net interest margin(2) .........................         5.20         4.97         4.94         4.72         4.92
Asset Quality Ratios:
Allowance for possible loan losses to total
 loans, net(3) .................................         2.04         1.48         1.44         1.41          .82
Allowance for possible loan losses to
 non-performing loans(4) .......................       118.10        96.10        75.53        52.71        58.93
Allowance for possible loan losses to non-
 performing assets (excluding loans past
 due 90 days or more and accruing) .............       107.87        98.04        50.10        39.39        90.40
Non-performing loans to total loans,
 net(3)(4) .....................................         1.73         1.54         1.90         2.67         1.38
Non-performing assets to total loans, net
 plus other real estate(3)(5) ..................         2.16         1.78         3.09         3.77         1.38
Non-performing assets (excluding loans past
 due 90 days or more and accruing) to total
 loans, net plus other real estate(3)(5) .......         1.88         1.51         2.84         3.53          .90
Net charge-offs to average loans, net ..........          .15          .92          .58          .54          .28

- --------------

(1) Income per share and dividends paid have been restated to reflect a 10% stock dividend paid June 1, 1993.

(2)  Computed on a tax equivalent basis.

(3)  Total loans are net of unearned income and deferred loan fees.

(4) Non-performing loans include non-accruing loans, loans past due 90 days or more and accruing and renegotiated loans.

(5)  Non-performing assets include non-performing loans plus other real estate.







           MANAGEMENT DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                       AND RESULTS OF OPERATIONS OF HUBCO


Financial Review

     This financial review presents management's discussion and analysis of operating results and financial condition. It should be read in conjunction with the Consolidated Financial Statements of HUBCO and Notes thereto beginning on Page F-1 of this Prospectus and the other information about HUBCO contained in this Prospectus. Unless otherwise noted, all dollar amounts, other than per share information, are presented in thousands. Certain reclassifications have been made to prior years' amounts to conform to the 1991 and 1992 presentations. Per share information for periods prior to 1993 have been adjusted to reflect a 10% stock dividend paid June 1, 1993.


Results of Operations for Years Ended December 31, 1993, 1992 and 1991

   Earnings Summary

     HUBCO earned net income of $14,202, or $2.06 per share in 1993 compared to $9,641, or $1.58 per share, in 1992 and $5,021, or $1.01 per share, in 1991. Key factors contributing to HUBCO's strong earnings improvement in 1993 were increases in net interest income and total other income of $6,005, or 14.6%, and $949, or 12.4%, respectively. A significant decrease in total other expenses of $4,378, or 12.7%, also contributed to 1993's earnings enhancement, along with a decrease of $516, or 12.5%, in the provision for loan losses. Partially offsetting the 1993 gains was an increase in the provision for income taxes of $7,287, which was significantly larger than the 1992 provision.

     For the year ended December 31, 1992, the reported earnings of $9,641 represented an increase of $4,620, or 92.0%, compared with 1991. The increase was primarily attributable to increases of $14,541 and $2,186 in net interest income and total other income and a decrease in the provision for income taxes of $1,772. The 1992 gains were partially offset by increases in the provision for possible loan losses and in total other expenses of $1,804 and $12,075, respectively.


   Net Interest Income

     HUBCO's principal source of revenue is its net interest income, which is the difference between the interest earned on assets and interest paid on the funds acquired to support those assets. The principal interest earning assets are loans made to businesses and individuals, followed by investment securities and federal funds sold in the inter-bank market. Net interest income is affected by the balances and mix of interest-earning assets and interest-bearing liabilities and changes in their corresponding yield and costs, and by the volume of interest earning assets funded by non-interest bearing deposits.

     The tables presented on the following pages shows, for the three years ended December 31, 1993, 1992 and 1991 the average distribution of assets, liabilities and stockholders' equity and the interest earned or paid on related items, as well as HUBCO's net yield on interest earning assets (i.e., net interest income divided by average interest earning assets). Non-taxable income from loans and investment securities is presented on a tax-equivalent basis whereby tax-exempt income is adjusted upward by an amount equivalent to the prevailing federal income taxes that would have been paid if the income had been fully taxable. The assumed tax rate was 35% in 1993 and 34% in 1992 and 1991.




             DISTRIBUTION OF ASSETS, LIABILITIES AND STOCKHOLDERS'
               EQUITY: INTEREST RATES AND INTEREST DIFFERENTIALS

                                 (In thousands)

                                            1993                              1992                              1991
                              ---------------------------------   -----------------------------   -----------------------------
                              Average                    Yield/    Average                Yield/    Average               Yield/
                              Balance      Interest       Rate     Balance     Interest    Rate     Balance    Interest    Rate
                              ---------   ---------        ----   ---------   ---------    ----   ---------   ---------    ----
ASSETS
Interest Earning Assets:
Domestic Loans & Direct
 Lease Financing(1):
  Taxable .................   $ 517,761   $  43,240        8.35%  $ 505,464   $  45,004    8.90%  $ 397,416   $  39,550    9.95%

  Nontaxable ..............       5,182         471        9.09       6,026         609   10.11       6,181         774   12.52

  Taxable Investment
   Securities .............     345,845      22,350        6.46     278,119      19,991    7.19     113,744       9,286    8.16

  Nontaxable Investment
   Securities .............      23,403       1,680        7.18      16,015       1,374    8.58      24,922       2,295    9.21

  Federal Funds Sold and
   Securities Purchased
   Under Agreements to
    Resell ................      25,895         771        2.98      32,782       1,342    4.09      15,139         896    5.92

  Time Deposits in Other
   Banks, Domestic ........        --          --          --          --          --      --            18           1    5.56
                              ---------   ---------               ---------   ---------           ---------   ---------

Total Interest Earning
 Assets ...................     918,086      68,512        7.46     838,406      68,320    8.15     557,420      52,802    9.47

Noninterest Earning Assets:
 Cash and Due
  from Banks ..............      42,699                              48,812                          31,089

 Premises and
  Equipment, Net ..........      17,603                              14,277                          11,968

 Accrued Interest
  Receivable ..............       8,291                               8,346                           5,607

 Other Assets .............      10,216                              15,710                          10,289

 Less Allowance for
  Possible Loan Losses ....      (9,001)                             (7,435)                         (6,076)
                              ---------                           ---------                       ---------
    TOTAL .................   $ 987,894                           $ 918,116                       $ 610,297
                              =========                           =========                       =========





                                                    DISTRIBUTION OF ASSETS, LIABILITIES AND STOCKHOLDERS'
                                                      EQUITY: INTEREST RATES AND INTEREST DIFFERENTIALS

                                                                         (In thousands)

                                             1993                             1992                             1991
                                ------------------------------   ------------------------------   -----------------------------
                                Average                Yield/    Average                Yield/     Average              Yield/
                                Balance    Interest     Rate     Balance    Interest     Rate      Balance   Interest   Rate
                                --------   --------   --------   --------   --------   --------   --------   --------   -------
LIABILITIES AND
STOCKHOLDERS' EQUITY
Interest Bearing Liabilities:
Demand Deposits .............   $112,836   $  3,095       2.74%  $ 97,494   $  3,256       3.34%  $ 63,348   $  3,064      4.84%
Savings Deposits ............    342,540      8,833       2.58    278,925      9,094       3.26    174,557      8,482      4.86
Time Deposits ...............    251,128      8,451       3.37    303,029     13,744       4.54    197,020     12,864      6.53
Federal Funds Purchased
 and Securities Sold
 Under Agreements to
 Repurchase .................     14,603        333       2.28     14,500        480       3.31     13,790        660      4.79
Other .......................        938         29       3.09      1,269         59       4.65      2.860        217      7.59
                                --------   --------              --------   --------              --------   --------

Total Interest Bearing
 Liabilities ................    772,045     20,741       2.87    695,217     26,633       3.83    451,575     25,287      5.60

Noninterest Bearing
 Liabilities:
 Demand Deposits ............    185,848                          152,397                          113,504
 Other ......................      6,550                           15,035                            5,851
                                --------                         --------                         --------
                                 914,443                          862,649                          570,930

Stockholders' Equity ........     73,451                           55,467                           39,367
                                --------                         --------                         --------
   TOTAL ....................   $987,894                         $981,116                         $610,297
                                ========                         ========                         ========

Net Interest Earnings .......              $ 47,771                         $ 41,687                         $ 27,515
                                           ========                         ========                         ========

Net Yield on Interest
 Earning Assets .............                             5.20%                            4.97%                           4.94%
                                                          ====                             ====                            ====

Tax Equivalent Adjustments:

 Loans ......................              $    165                         $    207                         $    263

 Investment Securities ......                   588                              467                              780
                                           --------                         --------                         --------
   TOTAL ....................              $    753                         $    674                         $  1,043
                                           ========                         ========                         ========

- --------------

(1) For the purpose of these computations, non-accruing loans are included in the daily average loan amount outstanding. Fees are included in loan interest. Loans and total interest earning assets are net of unearned income.




     In 1993, net interest income increased to $47,018 from $41,013 in 1992, an increase of $6,005, or 14.6%. This increase was due to an increase of $52,852, or 36.9%, in net average interest earning assets (average interest earning assets less average interest paying liabilities) and a greater decline in interest rates on interest bearing liabilities (96 basis points) than the corresponding decline in yield on interest earning assets (69 basis points).

     Interest income on a tax-equivalent basis increased by only $192, or .3%, during 1993 despite an increase of $79,680 in average interest earning assets volume. A key factor in the moderate increase was the decrease in yield on total
interest   earning   assets--from   8.15%  in  1992  to  7.46%  in   1993--which
significantly reduced any gain in interest earnings as a result of volume. However, the increase in the average investment portfolio of $75,114, or 25.5%, more than offset the decreased average yield on the portfolio and posted a net increase to earnings of $2,665. During 1992, an average increase of $155,468, or 112.1%, in the investment portfolio also contributed to increased interest income. The exceptionally large increase in 1992 had been a result of the funds received by the Bank in the acquisitions of Irving Federal Savings and Loan Association ("Irving") and Broadway Bank and Trust Co. ("Broadway"), net of deposit runoff, which had been invested predominantly in government securities. The yield on HUBCO's taxable investment portfolio decreased to 6.46% in 1993 from 7.19% in 1992 and 8.16% in 1991. The tax-equivalent yield on the non-taxable investment securities portfolio declined to 7.18% in 1993 from 8.58% in 1992 and 9.21% in 1991. The decreases in the investment portfolio yields from 1991 to 1993 were attributable to lower market interest rates on instruments purchased to replace higher yielding securities which matured. The increase in average loan volume of $11,453, or 2.24%, during 1993 was not significant enough to offset the decreased average yield on the portfolio. During 1992, the increase in the loan portfolio of $107,893, or 26.7%, had been more than sufficient to offset the loss in interest earnings created by the decline in yields. The average yield on HUBCO's taxable domestic loan portfolio decreased to 8.35% in 1993 from 8.90% in 1992 and 9.95% in 1991. The tax-equivalent yield on the non-taxable loan portfolio decreased to 9.09% in 1993 from 10.11% in 1992 and 12.52% in 1991. These decreases in yield were a result of general declines in market interest rates. In 1993, the interest income impact of non-performing loans lowered the yield on taxable loans by 12 basis points, compared to 9 basis points in 1992 and 6 basis points in 1991.

     Interest expense decreased by $5,892, or 22.1%, during 1993. Although the volume of interest bearing liabilities increased by $26,828, or 3.9%, the decrease of 96 basis points in the cost of funds was sufficient enough to generate a reduction in interest expense. This was in direct contrast to the situation in 1992, where a significant decline (177 basis points) in the cost of funds was not enough to offset the additional expense generated by an increased volume of $243,642, or 54.0%. Non-interest bearing deposits, which had decreased to 18% of total average deposits during 1992 due to the acquisitions, rose to 21% of average deposits during 1993, falling once again within the pre-1992 levels of 19--21%.

     The net interest margin, which measures net interest income as a percent of average earning assets, was 5.20% for 1993. This is an improvement over the 1992 and 1991 levels of 4.97% and 4.94%, respectively.

     The following table sets forth the changes in interest income and interest expense as they relate to changes in volume and changes in rate for the years 1993, 1992 and 1991.





              CHANGES IN NET INTEREST EARNINGS DUE TO VOLUME/RATE

                                (In thousands)

                                         1993 Compared to 1992             1992 Compared to 1991
                                       Increase/(Decrease) Due To       Increase/(Decrease) Due To
                                     ------------------------------   ------------------------------
                                      Volume      Rate        Net      Volume      Rate        Net
                                     --------   --------   --------   --------   --------   --------
Interest Earned On:
Domestic Loans and Direct
 Lease Financing:
 Taxable .........................   $  1,072   $ (2,836)  $ (1,764)  $  9,941   $ (4,487)  $  5,454
                                     --------   --------   --------   --------   --------   --------
 Nontaxable ......................        (80)       (58)      (138)       (19)      (146)      (165)
Taxable Investment Securities ....      4,530     (2,171)     2,359     11,930     (1,225)    10,705
Nontaxable Investment Securities .        557       (251)       306       (773)      (148)      (921)
Federal Funds Sold and Securities
 Purchased under Agreements
 to Resell .......................       (249)      (322)      (571)       790       (344)       446
Domestic Time Deposits ...........       --         --         --           (1)      --           (1)
Total Interest Earning Assets ....   $  5,830   $ (5,638)  $    192   $ 21,868   $ (6,350)  $ 15,518
                                     ========   ========   ========   ========   ========   ========
Interest Paid On:
 Demand Deposits .................   $    471   $   (632)  $   (161)  $  1,328   $ (1,136)  $    192
 Savings Deposits ................      1,845     (2,106)      (261)     3,997     (3,385)       612
 Time Deposits ...................     (2,113)    (3,180)    (5,293)     5,568     (4,688)       880
 Federal Funds Purchased and
  Securities Sold Under
  Agreements to Repurchase .......          3       (150)      (147)        33       (213)      (180)
 Other ...........................        (13)       (17)       (30)       (93)       (65)      (158)
                                     --------   --------   --------   --------   --------   --------
Total Interest Bearing Liabilities   $    193   $ (6,085)  $ (5,892)  $ 10,833   $ (9,487)  $  1,346)
                                     ========   ========   ========   ========   ========   ========
Net Interest Earnings ............   $  5,637   $    447   $  6,084   $ 11,035   $  3,137   $ 14,172
                                     ========   ========   ========   ========   ========   ========


     During 1993, interest income rose only $192 due to a $5,830 increase from volume being significantly offset by a $5,638 reduction due to lower rates. Interest expense decreased by $5,892 in 1993 due to a $193 increase from volume which was more than offset by a significant $6,085 savings from rate reductions. During 1992, interest income also increased by a net $15,518 as a $21,868 increase from volume was only partially offset by a $6,350 reduction due to lower rates. However, in 1992 an increase in interest expense of $10,833 due to volume was only partially offset by a $9,487 savings from rate producing a net increase of $1,346 in interest expense compared to 1991. The rate/volume combinations resulted in increased net interest income of $6,084 and $14,172 for 1993 and 1992, respectively.


Provision for Possible Loan Losses

     HUBCO maintains an allowance for possible loan losses at a level considered by management to be adequate to cover the inherent risks of loss associated with its loan portfolio. The allowance for possible loan losses is based on estimates, and ultimate losses may vary from the current estimates. Management formally reviews the loan portfolio and evaluates credit risk on a quarterly basis throughout the year. Such review endeavors to take into consideration the financial condition of the borrowers, fair market value of collateral, level of delinquencies, historical loss experience by portfolio, industry trends and the impact of local and national economic conditions. See "Asset Quality".

     The provision for possible loan losses was $3,600 for 1993 compared to $4,116 for 1992. This decrease of $516, or 12.5%, was a result of the perception that the local economy is improving. During 1992, the provision for possible loan losses was $4,116 compared to $2,312 for 1991. This $1,804, or 78.0%, increase in the provision was made to account for loans acquired in the Irving and Broadway transactions, and to replenish the allowance after several loans were charged off.





Other Income

     Total other income increased $949, or 12.4%, in 1993. The increase in total other income in 1992 from 1991, was $2,186, or 40.0%, for the year.

     Investment securities gains (losses) for the three years ended December 31, 1993, 1992 and 1991 were $0, $(26) and $39, respectively, reflective of HUBCO's intentions to hold its securities until maturity.

     HUBCO derived $5,981 in service charges on deposit accounts during 1993, an increase from 1992 of $1,149, or 23.8%. In 1992, income from service charges on deposit accounts had increased by $1,107, or 29.7%, from 1991. In both instances, the increased fees are a result of the increased volume in demand
deposit accounts.   Average demand  deposit accounts  (interest bearing  and
non-interest bearing) increased by $48,793, or 19.5%, in 1993 and by $73,039, or 41.3%, in 1992 as a result of internal growth and the acquisitions completed in the respective years.

     Slightly offsetting the gain in service charges was a decrease during 1993 in other income of $160, or 7.1%. The decrease is primarily attributable to the swing between the two years on miscellaneous gains and losses, which includes gains or losses booked on teller differences, fraudulent checks cashed, inventory write-offs, equipment obsolescence and property sales, etc. During 1993, miscellaneous gains and losses generated a net loss of $394, which is included in other expenses, compared to a net gain of $155 included in 1992's other income. Annuity sale fees for 1993 also declined by $293, or 75.5%, due to the restructuring of the annuity program. Annuity sales for 1992 had increased by $320, or 285.7%, over 1991 under the previous program. A third item contributing to the decrease in other income is the decline in income from
acquisition-related   settlement items. This  income is  generated from  the
settlement procedures utilized by the RTC and the FDIC on regulatory-assisted transactions, and is based on the various timing schedules for settlement that run throughout a period of approximately one year on these transactions. During 1992, the Irving and Broadway acquisitions created income on settlement items totalling $315, which represented an increase of $200, or 173.9%, over the 1991 settlement income generated by the acquisition of Center Savings and Loan
Association  ("Center").   As final  settlement of  the Irving  and Broadway
transactions extended into 1993, additional settlement income was derived in the amount of $288, a decrease of $27, or 8.6%, over 1992. The pending Statewide and Washington acquisitions are private transactions and will not generate income of this nature during 1994 if they are consummated. Offsetting these decreases in other income items were increases during 1993 in credit card income and branch service-related fee income of $110, or 74.8%, and $294, or 41.1%, respectively. During 1992, credit card processing fees were basically unchanged from 1991, while branch service-related fee income had decreased by $120, or 14.4%.


Non-Interest Expenses

     Total other expenses decreased by $4,378, or 12.7%, to $29,971 during 1993 from $34,349 in 1992. The Pilgrim State Bank ("Pilgrim") acquisition impacted many categories as the costs for six additional branch locations, with their related staffing, occupancy and equipment needs, were absorbed. Salaries increased by $1,435, or 13.7%, as a result of the increased number of employees and annual salary increases of approximately 4.0%. Pension and other employee benefits increased by $1,362, or 42.2%, primarily due to salary-related increases in payroll taxes of $140, or 13.6%; insurance increases of $393, or 29.1%, due to a 1992 plan termination that resulted in a $265 credit in 1992 and a $66 increase in 1993 due to the Pilgrim acquisition, and also an increase in the contingent performance bonus accrual of $447, or 55.7%. Other expenses had increased by $12,075, or 54.2%, in 1992 primarily as a result of the two acquisitions in the first quarter of 1992 and the charitable contribution made at year-end 1992.

     Despite the mid-year addition of the six Pilgrim locations, occupancy expense decreased during 1993 by $126, or 4.0%. This decrease was achieved through the closing of a branch in North Bergen, the sale of an office building in Old Bridge, the renegotiation of several of the acquired leases and significant real estate tax refunds arising from several successful tax appeals. Equipment expense increased during 1993 by $200, or 11.4%, due to the additional equipment needs of the acquired Pilgrim branches. During 1992, the increase in occupancy and equipment expense was $831, or 20.2%, which included in-house computer system upgrades to accommodate the 1992 acquisitions.

     The reduction of $443, or 78.8%, in the net cost to operate other real estate during 1993 is the result of a year-end 1992 charitable donation of a $4,000 property which also explains the decrease of $3,999, or 99.2%, in charitable contribution expenses for 1993. The property, which was donated to four local urban hospitals, was responsible for



the 1992 increases in the net cost to operate other real estate and in charitable contributions of $81 and $4,000, respectively. Deposit and other insurance costs increased in general, and HUBCO absorbed additional expense in 1993 of $276, or 13.9%, compared with a $670, or 50.9%, increase in 1992. Both increases were primarily related to additional
FDIC insurance premiums due to the increased size of HUBCO. Outside service fees were flat as HUBCO strove to streamline the operations of the acquired institutions. Outside service fees during 1992 had increased by $112, or 4.2%, due mostly to acquisition-related items. Amortization of intangible assets was $0 during 1993, compared to $2,424 in 1992 and $292 in 1991. The increase of $2,132 in 1992 represented the full write-off of the Broadway and Irving core deposit intangibles, as well as the write-off of the remaining balance of goodwill resulting from the 1983 acquisition of Pan American National Bank, thereby eliminating the balance of intangible assets as of December 31, 1992. Other expenses decreased during 1993 by $651, or 16.7%, due primarily to the following: a decrease of $213, or 19.5%, in operating supplies resulting from the merger of HUB National Bank into the Bank on September 25, 1992, creating efficiencies of scale; a reduction of $142, or 30.0%, in telephone expense generated from the installation of a more efficient system; and a decrease in acquisition costs of $257, or 54.8%, based on the difference in the type and magnitude of the 1993 acquisition compared with the 1992 acquisitions. During 1992, other expenses had increased by $1,835, or 88.5%, most of which was acquisition-related.


Federal Income Taxes

     The federal income tax provision of $6,976 in 1993 compares with $207 in 1992 and $1,725 in 1991. The 1993 increase of $6,769 over the 1992 tax provision is due to two non-recurring events in 1992 which reduced the 1992 provision--a $1,475 reversal of previously accrued tax liabilities that were no longer deemed
necessary,   and a  $2,400  tax benefit  related to  the  $4,000   charitable
contribution in 1992. Excluding those two items in 1992, the 1993 provision would have increased by approximately $4.0 million based on an increase in net income before federal income taxes of $11,330, or 115.0%, and also based on an increase in the statutory federal income tax rate of 1%. The effective federal income tax rates for 1993, 1992 and 1991 were 32%, 2%, and 23%, respectively.


                              FINANCIAL CONDITION

     Total assets at December 31, 1993 increased by $109,914, or 11.8%, over the prior year-end as a direct result of the Pilgrim acquisition. The most significant change is reflected in the increase of $104,163, or 32.3%, in the investment portfolio. Total loans increased by $13,896, or 2.7%. Cash and due from banks increased by $11,142, or 29.0%, due to the acquired correspondent bank accounts and to the increase in the target balance and reserves required to be maintained at the Federal Reserve Bank to support the increased deposit levels. Premises and equipment increased by $2,904, or 19.2%. Of that amount, $672 represents properties acquired in the Pilgrim transaction. The remaining increase of $2,232 is primarily attributable to the closings early in 1993 on real estate purchases from the RTC and the FDIC of former Irving and Broadway branch locations which are now branches of the Bank. Accrued interest receivable increased by $766 as a result of the increased volume in the loan and investment portfolios. The deposit increase of $92,462 was attained through the acquisition of Pilgrim. Federal funds purchased and securities sold under agreements to repurchase increased by $5,496 due to normal business cycle balance fluctuations and the movement of some Pilgrim transaction accounts into this account type.

     At December 31, 1992, total assets had increased $258,752 over December 31, 1991. The increase was funded primarily by a $234,369 increase in deposits resulting from the acquisitions of Irving and Broadway. The most significant change in 1992 was the $46,658 increase in net loans, all of which were acquisition-related.





                                 LOAN PORTFOLIO


     HUBCO's loan portfolio at December 31, 1993 totalled $534,765, an increase of $13,896, or 2.7%, over year-end 1992. Excluding the Pilgrim acquisition effect, the portfolio decreased $32,774, or 6.3%, for a number of reasons. HUBCO began selling fixed rate residential mortgage loans in the secondary market, continued to de-emphasize the making of indirect loans, and received payoffs on certain loans in its portfolio. This was compounded by weak loan demand as consumer confidence in the economic recovery faltered in the face of a new administration and a weak regional economy. Also, a general return to health on the part of HUBCO's competitors with a renewed desire to lend, further impacted the already small market of creditworthy borrowers.


     HUBCO's loans are primarily to businesses and individuals located in northern New Jersey. The below table presents a summary of HUBCO's loan portfolio:

                                                          December 31,
                                                --------------------------------
                                                  1993        1992        1991
                                                --------    --------    --------
Loans secured by real estate:
 Residential mortgage loans-fixed ..........    $ 81,281    $ 85,887    $ 58,250
 Residential mortgage loans-variable .......      68,451      72,580      62,599
 Residential home equity loans .............      38,103      25,578      25,420
 Construction loans ........................       7,117       3,777       3,108
 Commercial mortgage loans .................     107,577     115,413      94,820
                                                --------    --------    --------
                                                 302,529     303,235     244,197
                                                --------    --------    --------

Commercial and industrial loans:
 Secured by real estate ....................      34,789      24,366      12,939

 Other .....................................     139,899     130,139     153,612
                                                --------    --------    --------
                                                 174,688     154,505     166,551
                                                --------    --------    --------

Loans to individuals for household,
 family and other personal expenditures ....      57,548      63,129      65,006
                                                --------    --------    --------
                                                $534,765    $520,869    $475,754
                                                ========    ========    ========


     At December 31, 1993, residential mortgage loans, including home equity loans, amounted to $187,835 or 35.1%, of HUBCO's total loan portfolio. Residential loans are predominantly secured by one to four family properties in the Bank's primary market area of northern New Jersey. Loans kept for the Bank's portfolio are primarily underwritten to FNMA and FHLMC standards. Loan to value ratios generally do not exceed 75%, and terms do not exceed 20 years for loans maintained in HUBCO's portfolio. Residential mortgage loans increased by $3,790, or 2.1%, as a result of loans obtained through the Pilgrim acquisition. Discounting the acquired loans of $15,510, residential mortgage loans decreased by $11,720, or 6.4%, due to payments, refinances, and the sale of newly generated loans to the secondary market in an effort to build the mortgage servicing portfolio. From 1991 to 1992, residential mortgage loans increased by $37,776, or 25.8%, all of which was attributable to the Irving acquisition.

     Construction loans are made only to what HUBCO views as a select group of well established local developers. Construction loans are primarily made on buildings which are generally under contract before being built. HUBCO inspects properties prior to advances being made. Construction loans increased by $3,340, or 88.4%, in 1993 from 1992 as a result of one new loan. There was a moderate increase in construction loans during 1992.






     Commercial mortgage loans are generally made to local property owners and are written under the following underwriting standards: generally, debt service coverage must be at least 125%, and the loan to value ratio may not exceed 67% of the lesser of the purchase price or appraised value. Most of HUBCO's commercial mortgage loans are for a maximum term of 15 years requiring fixed principal plus interest payments under which the borrower pays off an equal amount of the principal balance of the loan each month. For example, a borrower with a loan maturing in five years would pay off 1/60 of the principal balance of the loan plus interest each month. The effect of such payment is to reduce the principal balance of the loan more rapidly than a traditional amortization schedule or balloon loan. Commercial mortgage loans decreased by $7,836, or 6.8%, from 1992 to 1993 despite $2,330 in commercial mortgage loans acquired from Pilgrim. The decrease is primarily attributable to heavy principal payments on 15-year commercial mortgages and a decline in activity for this type of loan. Commercial mortgage loans increased from 1991 to 1992 by $20,593, or 21.7%. Approximately $15,500 of the increase was obtained through HUBCO's acquisition of Irving and the remainder through internal growth. The commercial mortgage portfolio is comprised primarily of owner occupied properties.

     Commercial loans generally are made to companies located within the Bank's market area and generally consist of loans to operating companies such as manufacturers, wholesalers and retailers. Commercial borrowers must provide three years of financial statements along with financial statements of the
individual   owners of  the borrowing   entity.   These loans  are generally
collateralized and personally guaranteed by such owners. Commercial loans are made for various purposes including working capital, capital purchases, or expansion. Working capital loans generally are made for a term of one year. Loans for capital purchases and expansion are generally extended for three to seven years. Commercial and industrial loans increased by $20,183, or 13.1%, during 1993, as a result of the Pilgrim acquisition, a new business development
calling program,   and an  expanded   customer base  generated   through the
establishment of local advisory boards. From 1991 to 1992, commercial and industrial loans decreased by $12,046, or 7.2%. As existing loans repayed, the volume of new loans was not sufficient to offset runoff.

     Loans to individuals are installment loans made to individuals, primarily for automobiles. These loans are underwritten to predetermined income and debt ratios. On automobile loans, title to the auto is held as collateral. Loans to individuals decreased $5,581, or 8.8%, as a result of a phaseout of our in-direct loan program and a general reluctance by consumers to borrow during a continuing weak local economy. In addition, many customers converted existing personal loans into home equity loans, which are carried under loans secured by real estate. Loans to individuals decreased from 1991 to 1992 by $1,877, or 2.9%, which was attributable to a general slowdown in consumer purchases of new automobiles.

     Other loans  consist of   non-installment   loans to   individuals   for
non-personal purposes and finance leases. HUBCO discontinued its lease program in 1989 but some leases originating before that time remain in the portfolio. Other loans decreased by $4,899, or 19.3%, during 1993. Included in the decrease is a decrease of $1,522, or 92.6%, in leases. The remaining decrease of $3,377 resulted from the payoffs received. Other loans, net of a $4,514 runoff in leases, had increased during 1992 due to new volume, primarily loans secured by marketable collateral.


Asset Quality

     HUBCO's principal earning assets are its loans, which are primarily to businesses and individuals located in New Jersey. Inherent in the lending function is the risk of deterioration in borrowers' ability to repay loans under existing loan agreements. Risk elements include nonaccrual, past due and restructured loans, potential problem loans, loan concentrations and other real estate.

     Although HUBCO actively solicits creditworthy borrowers, prevailing market conditions have required a strict monitoring process for credit risk. This process requires scrutiny at all levels--the initial application, analysis of ongoing ability to pay according to terms, determination of the appropriateness of collateral, periodic loan review and the periodic review of the adequacy of the allowance for possible loan losses.





     The following table summarizes HUBCO's non-performing assets:

                                                    December 31
                                            ---------------------------
                                              1993      1992      1991
                                            -------   -------   -------
Nonaccruing Loans:
 Commercial .............................   $ 1,391   $ 1,310   $ 1,928
 Real Estate ............................     3,398     2,124     1,537
 Installment ............................       745       814       695
                                            -------   -------   -------
  TOTAL NONACCRUING LOANS ...............     5,534     4,248     4,160
Renegotiated Loans ......................     2,177     2,257     3,527
                                            -------   -------   -------
  TOTAL NON-PERFORMING LOANS ............     7,711     6,505     7,687
Other Real Estate .......................     2,311     1,252     5,683
                                            -------   -------   -------
  TOTAL NON-PERFORMING ASSETS ...........   $10,022   $ 7,757   $13,370
                                            =======   =======   =======

Ratios:
 Nonaccruing Loans to Total
  Loans Outstanding .....................      1.03%     0.82%     0.87%
 Non-Performing Assets to Total Assets ..       .96%     0.83%     1.99%
 Allowance for Possible Loan Losses to
  Non-Accruing Loans ....................    195.36%   179.03%   161.01%
 Allowance for Possible Loan Losses to
  Non-performing Loans ..................    140.20%   116.91%    87.13%


     HUBCO prior to 1992 included loans past due 90 days or more and accruing in its definition of non-performing loans and non-performing assets. This is a more conservative approach than is generally used by other commercial banks, which exclude loans past due 90 days or more and accruing from non-performing loans and non-performing assets. In order to present its asset quality discussion to the reader in a format that is comparable to other financial institutions, HUBCO has adopted the more prevalent reporting method and has excluded past due loans.

     At December 31, 1993, loans past due 90 days or more and still accruing and the applicable asset quality ratios were as follows:

     Loans Past Due 90 Days or More and Accruing:

                                                     December 31
                                               ------------------------
                                                1993     1992     1991
                                               ------   ------   ------

 Commercial ................................   $1,139   $  589   $  636
 Real Estate ...............................      225      647      301
 Installment ...............................       79      173      244
                                               ------   ------   ------
  TOTAL LOANS PAST DUE 90 DAYS OR MORE
   AND ACCRUING ............................   $1,443   $1,409   $1,181
                                               ======   ======   ======

Ratios:
 Loans Past Due 90 Days or More
  and Accruing to Total Loans
  Outstanding ..............................      .27%     .27%     .25%
 Loans Past Due 90 Days or More
  and Accruing to Total Assets .............      .14%     .15%     .18%


     The amount of interest income on non-performing loans which would have been recorded had these loans continued to perform under their original terms amounts to $813, $563 and $423 for the years ended December 31, 1993, 1992 and 1991, respectively. The amount of interest income recorded on such loans was $193, $96 and $177 for the years ended December 31, 1993, 1992 and 1991, respectively. HUBCO has no outstanding commitments to advance additional funds to borrowers with non-performing loans.

     Nonaccruing loans consist of commercial, real estate and installment loans on which HUBCO has ceased accruing interest. The majority of non-accruing loans are secured and each has an attorney working with the loan



officer to attempt to resolve the problem. Nonaccruing commercial loans increased by $81, or 6.2%, in 1993. As a result of the Pilgrim acquisition, HUBCO obtained non-accruing commercial loans totalling $504. Not counting the acquired loans, non-accruing commercial loans decreased in 1993 by $423, or 32.3% as a result of collections and charge-offs. During 1992, non-accruing commercial loans decreased by $618, or 32.1%, also as a result of collections and charge-offs.

     Nonaccruing real estate loans are principally loans in foreclosure secured by real estate, primarily single family residential properties and some commercial properties. From 1992 to 1993, nonaccruing real estate loans increased $1,274, or 60.0%, and from 1991 to 1992, nonaccruing real estate loans increased $587, or 38.2%. In both instances, the increase is due to the continuation of a poor regional economy and the long foreclosure process in New Jersey. Management does not anticipate incurring a material loss from the resolution of these loans.

     Nonaccruing installment loans are loans to individuals. Generally such loans are secured by automobiles or real estate. At December 31, 1993, nonaccruing installment loans were $745, or .68%, of the consumer portfolio. This represents a decrease of $69, or 8.5%. From 1991 to 1992, non-accruing installment loans increased by $119, or 17.1%.

     Renegotiated loans are loans which are renegotiated to assist borrowers after the borrower has suffered adverse effects in financial condition. Terms are tailored to fit the ability of the borrower to repay in line with its current financial status. This category consists primarily of commercial loans. The decrease in renegotiated loans from 1992 to 1993 of $80, or 3.5%, is the result of principal reductions made by the borrowers. The decrease in this category from 1991 to 1992 of $1,270, or 36.0%, is due to the return to performing status of loans previously considered to be non-performing.

     Other real estate ("ORE") consists of property on which the Bank has completed or substantially completed foreclosure proceedings. Before a property is placed in ORE, a current appraisal is ordered to determine current market value. Loans are written down to market value before being moved to ORE.

     The increase of $1,059, or 84.6%, in ORE from 1992 to 1993 is due to the foreclosures or in-substance foreclosures on four commercial properties and the addition of a $500 commercial property acquired from Pilgrim.

     The decrease in ORE from 1991 to 1992 of $4,431, or 78.0%, is due to the disposal during 1992 of four properties that had been carried as other real estate since 1991. HUBCO sold three properties in open market sales for a total reduction of $454 to other real estate. The fourth property was donated by HUBCO jointly to the foundations of the Franciscan Health System of New Jersey, Inc., Palisades General Hospital, St. Joseph's Hospital, and Barnert Hospital.

     All costs associated with the holding and maintaining of ORE properties are expensed as incurred.

     Total non-performing loans increased from $6,505 at December 31, 1992 to $7,711 at December 31, 1993, an increase of $1,206, or 18.5%, all of which is attributable to the non-performing loans acquired from Pilgrim. As a percentage of total loans, non-performing loans decreased from 1.25% in 1992 to 1.03% in 1993.

     Total non-performing loans decreased from $7,687 in 1991 to $6,505 in 1992, a decrease of $1,182, or 15.4%. Total non-performing loans as a percentage of loans decreased from 1.62% in 1991 to 1.25% in 1992.

     Efforts to control and improve the level of non-performing loans are continuing. Efforts are made to identify slow paying loans and generally collection efforts are instituted. After identification, steps are taken to understand the problems of the borrower and to work with the borrower toward resolving the problem, if practicable. Continuing collection efforts are a priority for the Bank.

     Loans past due 90 days or more and still accruing consist of commercial, real estate and installment loans which are experiencing temporary difficulties. Such loans are categorized as accruing if the Bank believes that the delinquency is temporary and the loan is adequately collateralized and in the process of collection. Loans which are not expected to be resolved on a timely basis are put on nonaccrual status and collection efforts are begun. The increase in loans past due 90 days or more from 1992 to 1993 of $34, or 2.4%, and from 1991 to 1992 of $228, or 19.3%, were primarily due to increases in overall loan volume, coupled with continuing poor economic conditions.

     Loan concentrations are considered to exist when there are amounts loaned to separate borrowers engaged in similar activities which would cause them to be similarly impacted by economic or other conditions. At December 31,




1993, 1992 and 1991, there were no concentrations  of loans exceeding 10%
of total loans which are not otherwise disclosed as a category in Note (5) to HUBCO's Consolidated Financial Statements included elsewhere in this Prospectus.

     The following is a summary of the activity in the allowance for possible loan losses, broken down by loan category:

                                                    Year Ended December 31
                                             ---------------------------------
                                               1993        1992        1991
                                             ---------   ---------   ---------

Amount of Loans Outstanding at End of Year   $ 534,765   $ 520,869   $ 475,754
                                             =========   =========   =========
Daily Average Amount of Loans ............   $ 529,340   $ 520,305   $ 414,667
                                             =========   =========   =========
Balance of Allowance for Possible
 Loan Losses at Beginning of Year ........   $   7,605   $   6,698   $   5,232
Loans Charged Off:
 Commercial, Financial and Agricultural ..        (637)     (4,622)     (2,038)
 Real Estate--Construction ...............         (--)        (--)        (--)
 Real Estate--Mortgage ...................        (138)       (227)       (237)
 Installment .............................        (283)       (337)       (336)
 Lease Financing .........................        (122)       (355)       (364)
                                             ---------   ---------   ---------
  Total Loans Charged Off ................      (1,180)     (5,541)     (2,975)
                                             ---------   ---------   ---------
Recoveries of Loans Previously
    Charged Off:
 Commercial, Financial and Agricultural ..         141         609         185
 Real Estate--Construction ...............        --          --          --
 Real Estate--Mortgage ...................          59           8        --
 Installment .............................         104          57         120
 Lease Financing .........................          82         158         337
                                             ---------   ---------   ---------
  Total Recoveries .......................         386         832         642
                                             ---------   ---------   ---------
Net Loans Charged Off ....................        (794)     (4,709)     (2,333)
Provision Charged to Expense .............       3,600       4,116       2,312
Additions Acquired Through Acquisitions ..         400       1,500       1,487
                                             ---------   ---------   ---------
Balance at End of Year ...................   $  10,811   $   7,605   $   6,698
                                             =========   =========   =========
Ratios
 Net Loans Charged Off to Average Loans
  Outstanding ............................         .15%        .91%        .58%
 Allowance for Possible Loan Losses
  to Average Loans Outstanding ...........         2.0%        1.5%        1.6%


     The allowance for possible loan losses at year-end 1993 was $10,811, an increase of $3,206 compared to year-end 1992. The allowance at year-end 1993 represents 2.02% of total loans outstanding, compared to 1.46% at year-end 1992. Management formally reviews the loan portfolio and evaluates credit risk on at
least a  quarterly   basis   throughout the  year.   Such review  takes into
consideration the financial condition of the borrowers, fair market value of collateral, level of delinquencies, historical loss experience by category, industry trends and the impact of local and national economic conditions.





Investment portfolio

     HUBCO maintains an investment portfolio to fund increased loans or decreased deposits. The portfolio is composed of select investments that HUBCO believes are suitable for HUBCO and which it believes will perform reasonably well under various interest rate scenarios. These investments are of high quality and extremely liquid.

     In May 1993, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 115 "Accounting for Certain Investments in Debt and Equity Securities" ("SFAS 115"). SFAS 115 requires entities to classify their securities into either a held-to-maturity, available-for-sale or trading
category.   Each of  these classifications   requires a  different basis  of
accounting. Held-to-maturity securities are accounted for at amortized cost with fair value changes not recognized. Available-for-sale securities are accounted for at fair value with fair value changes reported as a net of tax amount in a separate component of stockholders' equity. Trading securities are accounted for at fair value with fair value changes reported in the income statement. SFAS 115 is effective for fiscal years beginning after December 15, 1993. HUBCO has adopted this standard as of December 31, 1993. As of December 31, 1993, the effect of implementing SFAS 115 was an increase in the carrying value of the investment portfolio of $6,722.

     The following   table   summarizes the  composition of  the portfolio's
investments as of December 31, 1993 and 1992:

                                                  Gross Unrealized     Estimated
                                   Amortized   ---------------------     Market
                                      Cost       Gains      (Losses)     Value
                                   ---------   ---------   ---------   ---------

Available for Sale:
December 31, 1993
 U.S. Government ................  $ 104,728   $   5,580   $    --     $ 110,308
 U.S. Government Agencies .......     10,482         502          (1)     10,983
 State and Political Subdivisions      1,600         237        --         1,837
 Other securities ...............      2,107         223          (5)      2,325
 Equity securities ..............      4,916         381        (195)      5,102
                                   ---------   ---------   ---------   ---------
                                   $ 123,833   $   6,923   $    (201)  $ 130,555
                                   =========   =========   =========   =========
Held to Maturity:
December 31, 1993
 U.S. Government ................  $ 104,957   $   2,648   $    (125)  $ 107,480
 U.S. Government Agencies .......    164,850       3,104        (651)    167,303
 State and Political Subdivisions     23,815         496          (4)     24,307
 Other securities ...............      2,508          94        --         2,602
                                   ---------   ---------   ---------   ---------
                                   $ 296,130   $   6,342   $    (780)  $ 301,692
                                   =========   =========   =========   =========
At December 31, 1992
 U.S. Government ................  $ 185,581   $   6,859   $    --     $ 192,440
 U.S. Government Agencies .......    105,796       3,237         (19)    109,014
 State and Political Subdivisions     16,068         368         (50)     16,386
 Other securities ...............     14,424         300          (1)     14,723
 Equity securities ..............        653          47          (4)        696
                                   ---------   ---------   ---------   ---------
                                   $ 322,522   $  10,811   $     (74)  $ 333,259
                                   =========   =========   =========   =========

     Investments increased by $104,163, or 32.3%, from $322,522 at December 31, 1992 to $426,685 at December 31, 1993. Of that amount, $6,722 represents the SFAS 115 adjustment; $31,781 represents the securities acquired from Pilgrim and the remainder of the increase is due to purchases that were primarily funded by declines in loans and federal funds sold. In keeping with its investment policy, most new purchases were in U.S. Governments and Agency Securities. Maturities of corporate bonds during 1993 were reinvested in municipal bonds in an effort to
increase yields  through tax-exempt holdings.   In addition  to the  Bank's
investment portfolio, HUBCO increased its holdings of equity securities by $4,263, from $653 at December 31, 1992 to $4,916 at December 31, 1993.




     Investments increased by $183,607, or 132.2%, from $138,915 at December 31, 1991 to $322,522 at December 31, 1992. The large increase was attributable to the significant amount of cash received through the Irving and Broadway transactions which, in the absence of loan demand, was invested in the securities portfolio. Investments were predominantly in government securities with maturities greater than one year and less than five years, consistent with the Bank's internal policy on structuring its investment portfolio. Municipal securities increased by $2,910, or 22.1%, as HUBCO sought to increase its yields through tax-exempt holdings with limited risk. Holdings of other securities, which consist primarily of AA rated corporate bonds, decreased by $21,504, or 59.9%, as funds from maturing bonds were reinvested elsewhere.

     Generally, HUBCO's investment philosophy is to select investments with maturities spread over five years. These investments are primarily U.S. Treasury and agency obligations.


Deposits

     HUBCO's branch system includes 37 branch offices located in Hudson, Bergen, Passaic, Essex, Middlesex and Morris Counties, New Jersey. The system is divided into three administrative groups. One group consists of the 14 offices in the Bank's Northern Region, the second group consists of the 15 branches in the southeastern portion of the Bank's market and the third group consists of the 8 branches in the Bank's Essex Region. Each branch operates as a retail sales and service unit offering a complete line of deposit and loan products.

     In the face of increased competition from mutual funds and credit unions, depositors remained very selective during 1993 as to the placement of their funds. The acquisitions were the key factor in the posted deposit growths for 1993 and 1992 of $92,462, or 11.0%, and $234,369, or 38.5%, respectively.
Excluding the acquired deposits, total deposits at December 31, 1993 decreased by $30,414, or 3.6%.

     The following table summarizes HUBCO's deposit base:
                                                       At December 31,
                                            ------------------------------------
                                              1993          1992          1991
                                            --------      --------      --------

Demand Deposits ......................      $205,233      $171,178      $128,328
N.O.W. Accounts ......................       114,604       103,181        53,490
Money Market Deposit Accounts ........        37,290        27,836        39,778
Other Savings Deposits ...............       342,822       272,154       176,950
Time Certificates of Deposit
  of $100,000 or more ................        23,651        23,695        27,559
Other Time Deposits ..................       212,088       245,182       182,752
                                            --------      --------      --------
                                            $935,688      $843,226      $608,857
                                            ========      ========      ========

     Non-interest bearing demand deposits, for which all financial institutions compete, increased to $205,233 at December 31, 1993, a growth of $34,055, or 19.9%. Of that amount, $21,361, or 12.5%, represented demand deposit accounts acquired from Pilgrim. The remaining increase of $12,694, or 7.4%, was due to internal growth. Demand deposits had increased by $42,850, or 33.4%, during 1992 as a result of the Irving and Broadway acquisitions.

     NOW accounts increased in 1993 by $11,423, or 11.1%, due to the $16,513 in NOW accounts obtained through the Pilgrim acquisition. During 1992, NOW accounts increased by $49,691, or 92.9%, as a result of the acquisitions and also due to shifts from money market deposit accounts.

     Money market deposit accounts increased by $9,454, or 34.0%, due to the $26,187 acquired from Pilgrim. Discounting the Pilgrim accounts, this deposit type experienced a decrease of $16,733, or 60.1%, as the rate differential between money market and other savings accounts was nominal, causing customers to opt for the less restrictive regular savings accounts. During 1992, money market deposit accounts decreased by $11,942, or 30.0%, due to shifts into the more flexible NOW accounts.

     Other savings deposits increased by $70,668, or 26.0%, of which $39,247, or 14.4%, represents deposits acquired from Pilgrim. The remaining increase of $31,421, or 11.6%, is primarily due to movement out of money market accounts and other time deposits. During 1992, savings deposits increased by $95,204, or 53.8%, due to the acquisitions.

     Time certificates of deposit of $100,000 or more decreased during 1993 (excluding Pilgrim additions of $1,677) and 1992 by $1,722, or 7.3%, and $3,864, or 14.0%, due to a general outflow of these types of funds experienced by the banking industry.




     Other time deposits decreased by $33,094, or 13.5%, during 1993. Excluding the addition of $17,891 in time deposits acquired from Pilgrim, the net runoff was $50,985, or 20.8%. While some of the decline is attributable to movement into demand deposit and savings accounts, other time deposits were also reduced
as high-yielding   certificates   matured and  depositors sought  alternative
investment products outside of the banking industry where a greater return could be obtained.


Other assets and other liabilities

     Other assets decreased from $16,004 at December 31, 1992 to $6,648 at December 31, 1993, a decrease of $9,356, or 58.5%. The decrease is attributable to the payment of and reversal of two large items that had been included in the other assets total at year-end 1992. At year-end 1992, $3,235 in accounts receivable from the RTC and the FDIC on the Center, Irving and Broadway acquisitions remained open. The items were paid during the first quarter of 1993. Also, transit generated suspense items totalling $6,260 at December 31, 1992 were corrected within the first week of 1993. At December 31, 1993, the other assets total of $6,648 was primarily composed of $352 in accounts receivable, $1,460 in deferred tax assets, $2,575 in inventories and prepaid expenses, $1,757 in transit suspense items, and $504 in miscellaneous assets.

     Other liabilities increased by $1,315, or 21.1%, from $6,239 at December 31, 1992 to $7,554 at December 31, 1993, primarily due to temporary increases in suspense items.


Interest rate sensitivity

     Interest rate movements and deregulation of interest rates have made managing HUBCO's interest rate sensitivity increasingly important. HUBCO's Asset and Liability Committee is responsible for managing HUBCO's exposure to changes in market interest rates. The Committee attempts to maintain stable net interest margins by generally matching the volume of assets and liabilities maturing, or subject to repricing, and by adjusting rates in relation to market conditions to influence volumes and spreads.

     The difference between the volume of assets and liabilities that reprice in a given period is the interest sensitivity gap. A "positive" gap results when more assets than liabilities mature or are repriced in a given time frame. Conversely, a "negative" gap results when there are more liabilities than assets maturing or being repriced during a given period of time. The smaller the gap, the less the effect of market volatility on net interest income. Asset/liability management is the utilization of this information to develop strategies to allocate funds to certain types of assets and offer different liability products to achieve a certain asset-liability balance and to produce the desired profit margins.

     In certain instances, where a trend in market interest rates is determined, it may be advantageous to selectively mismatch asset and liability repricing to take advantage of short term interest rate movements and the shape of the yield curve. HUBCO's ratio of rate sensitive assets to rate sensitive liabilities was approximately 60% on December 31, 1993, based on contractual maturities and asset prepayment assumptions for the next 12 months. Because of the weak loan demand, HUBCO has been purchasing fixed rate bonds with proceeds received from the reduction of federal funds and the funds received in conjunction with the acquisitions. The effect of this is a negative gap position which in a declining interest rate environment will increase HUBCO's net interest spread as the cost of HUBCO's deposits and other liabilities may be expected to fall faster than the interest received on its earning assets. Conversely, if interest rates increase, the negative gap means that interest received on earning assets may be expected to increase more slowly than the interest paid on HUBCO's liabilities, therefore decreasing the net interest spread. The negative gap is evaluated together with the magnitude of change anticipated in different asset and liability categories. Because most deposits are core (checking and savings), the magnitude of interest rate change in these core accounts is estimated to be less than 50% of any prime rate change and the effect of a rate change on the net interest margin should be minimal.

     HUBCO has  managed its  overall   asset/liability   sensitivity   through
on-balance sheet pricing strategies. In the past, HUBCO has not used derivative products to limit interest rate risk. In late 1993 and early 1994, HUBCO began considering the use of such derivatives, and on March 18, 1994, Hubco entered into an interest rate swap. See "RECENT DEVELOPMENTS -- Recent Developments with respect to HUBCO." In addition to interest rate swaps, HUBCO may use, but is not limited to, covered call option contracts and future contracts. Interest rate swaps generally involve the exchange of fixed and floating rate interest payments between two parties without the exchange of the related notional amount. A covered call option contract requires the maker to deliver, upon exercise, an underlying security at a fixed "strike" price. Future contracts can also limit interest rate sensitivity by hedging underlying assets and liabilities from adverse movement of interests rates. HUBCO's management currently does not have intentions to use or otherwise deal in derivative instruments other than the interest rate swap entered into in March.





     The following table shows the GAP position of HUBCO at December 31, 1993:

                       INTEREST RATE SENSITIVITY ANALYSIS
                               December 31, 1993

                                                Due Between
                                    Due Within    91 Days     Due After    Noninterest
                                      90 Days   and One Year   One Year      Bearing       Total
                                    ----------  ------------  ----------   ----------   ----------
ASSETS
Short-Term Investments ..........   $    9,800   $     --     $     --     $     --     $    9,800
Investment Securities ...........       82,457       41,174      303,054         --        426,685
Total Loans .....................      225,394      121,983      182,013         --        529,390
Noninterest Bearing Assets ......         --           --           --         75,950       75,950
                                    ----------   ----------   ----------   ----------   ----------
Total Assets ....................   $  317,651   $  163,157   $  485,067   $   75,950   $1,041,825
Percent of Total Assets .........        30.49%       15.66%       46.56%        7.29%      100.00%
                                    ==========   ==========   ==========   ==========   ==========

SOURCE OF FUNDS
Interest-Bearing Deposits .......   $  545,591   $  155,676   $   29,188   $     --     $  730,455
Short-Term Borrowings ...........       19,629         --           --           --         19,629
Long-Term Debt ..................         --           --           --           --           --
Other Liabilities ...............         --           --           --        212,787      212,787
Stockholders' Equity ............         --           --           --         78,954       78,954
                                    ----------   ----------   ----------   ----------   ----------
Total Liabilities and Equity ....   $  565,220   $  155,676   $   29,188   $  291,741   $1,041,825
Percent of Liabilities and Equity        54.25%       14.95%        2.80%       28.00%      100.00%
                                    ==========   ==========   ==========   ==========   ==========
Interest Rate Sensitivity Gap ...   $ (247,569)  $    7,481   $  455,879   $ (215,791)
                                    ----------   ----------   ----------   ----------
Cumulative Interest Rate
 Sensitivity Gap ................   $ (247,569)  $ (240,088)  $  215,791
                                    ----------   ----------   ----------
Cumulative Interest Rate
 Sensitivity Gap as a
 Percent of Total Assets.........        (23.8)%      (23.0)%       20.7%

Cumulative Percentage of
 Interest-Sensitive Assets
 to Interest-Sensitive
 Liabilities.....................         56.2%        66.7%       128.8%


Liquidity

     Liquidity is a measure of HUBCO's ability to generate sufficient cash flow in order to meet all current and future financial obligations and commitments as they arise. One source of cash flow for liquidity purposes is provided by maturing loans and investments. However, the primary source of liquidity is the ability to attract new deposits and to renew deposit obligations as they mature. HUBCO utilizes its branch banking system to access retail customers who provide a highly stable source of "core funds." These funds are comprised of demand deposits, savings accounts and certificates of deposit.

     From  1990  through  1993,   HUBCO expanded  its core  deposit base  via
acquisitions. During 1992 and 1993, an increased emphasis on customer service was instituted as HUBCO competed for deposit funds.

     HUBCO may also purchase federal funds or arrange other short term borrowings for specific purposes as necessary, including to effect its interest rate sensitivity management.

     HUBCO actively manages its liquidity position under the direction of both the Asset and Liability Committee and the Investment Committee. Periodic review under prescribed policies and procedures is intended to ensure that HUBCO will maintain adequate levels of available funds. At December 31, 1993, HUBCO's primary and secondary liquidity ratios were well above stated policy.


Capital

     The Federal Reserve Board recently issued regulations to redefine the adequacy of bank capital based upon the sensitivity of assets and off-balance sheet exposures to risk factors. Four categories of risk weights (0%, 20%, 50% and 100%) were established to be applied to different types of balance sheet assets and off-balance sheet exposures. The aggregate of the risk weighted items (risk-based assets) is the denominator of the ratio, the numerator of which is a newly defined risk-based capital. Under the regulations, risk-based capital has been classified into two categories. Tier 1 capital includes common and qualifying perpetual preferred stockholders' equity (including capital surplus and retained earnings), less goodwill. Tier 2 capital includes mandatory convertible debt, allowance for possible loan



losses, subject to certain limitations, and certain subordinated and term debt securities. Total qualifying capital consists of Tier 1 capital and Tier 2 capital; however, the amount of Tier 2 capital may not exceed the amount of Tier 1 capital in the computation of total qualifying capital. At December 31, 1993, the minimum capital ratio required under the above formula was 4.0% for Tier 1 capital and 8.0% for total qualifying capital. HUBCO at December 31, 1993 exceeded the 1993 requirements with Tier 1 capital of 13.60% and total qualifying capital of 14.85%.

     The Federal Reserve Board also issued new leverage capital adequacy standards in August 1990. Under these standards, in addition to the risk-based capital ratios, a bank holding company must also maintain a ratio of Tier 1 capital (using the risk-based capital definition) to total assets of at least 3%. Institutions which are not "top-rated" will be expected to maintain a ratio 100 to 200 basis points above this ratio. The Company's leverage ratio as of December 31, 1993 was 7.22%.

     The Bank is also subject to similar but separate capital adequacy guidelines promulgated by the FDIC. As of December 31, 1993, the Bank's Tier 1 Capital Ratio was 12.69%, its total capital ratio was 13.94% and its leverage ratio was 6.70%.

     In May 1992, HUBCO completed a public offering and issued 1,725,000 new shares of common stock at $12.25 per share, which resulted in a total Price to Public of $21,131. After deducting the underwriting discount and other offering expenses, the proceeds to the Company were $19,715.

     On June 1, 1993, HUBCO paid a ten percent stock dividend to stockholders of record May 11, 1993 which resulted in the issuance of 628,011 new shares of common stock.

     The following table summarizes the capital ratios as of December 31, 1993:


                                      Ratios at December 31, 1993
                               ---------------------------------------------
                               1993 Minimum      Hudson         HUBCO, Inc.
Capital Ratios                 Requirements*   United Bank    & Subsidiaries
- --------------                 ------------    -----------    --------------

Tier 1 Capital .........            6.0%          12.69%          13.60%
Total Capital ..........           10.0           13.94           14.85
Leverage ...............            5.0            6.70            7.22

- -------------
* For qualification as a well-capitalized institution.

     On November 8, 1993, HUBCO's Board of Directors authorized a stock buyback program under which management was authorized to repurchase up to 10% of HUBCO's outstanding common stock each year. At that time, HUBCO had approximately 6.9 million shares outstanding. The acquired shares are to be held in treasury. HUBCO is presently using the buyback program specifically to repurchase shares for reissuance in connection with the Merger Conversion. As of March 1, 1994, the Company had repurchased 445,081 shares for approximately $10.13 million, of which 12,300 shares have been revised by HUBCO as awards under its restricted stock plan.





                               BUSINESS OF HUBCO

General

     HUBCO is a bank holding company registered with the Board of Governors of the Federal Reserve System (the "Federal Reserve Board") under the Bank Holding Company Act of 1956, as amended (the "Bank Holding Company Act"). HUBCO was organized under the laws of New Jersey in 1982 by the Bank for the purpose of creating a bank holding company for the Bank. HUBCO also owns a second operating subsidiary, HUB Financial Services, Inc. and indirectly owns, through the Bank, an investment subsidiary and an inactive subsidiary. The corporate headquarters of HUBCO and the main office of the Bank are located in Union City, New Jersey.


     As of December 31, 1993, HUBCO had consolidated assets of $1,042 million, consolidated deposits of $936 million and consolidated stockholders' equity of $79 million. Based on assets, at December 31, 1993 HUBCO is the 12th largest bank holding company headquartered in New Jersey.

     HUBCO and its subsidiaries had 388 full-time employees and 68 part-time employees as of December 31, 1992, compared to 302 full-time and 41 part-time employees at the end of 1991. As a result of the Pilgrim acquisition, HUBCO added approximately 40 new employees, bringing the number of employees at December 31, 1993 to 400 full-time employees and 87 part-time employees.



Hudson United Bank


     The Bank was incorporated in 1890 as a state-chartered commercial bank. The Bank maintains its main office in Union City, New Jersey and operates out of 37 offices in six Northern New Jersey counties. Of these offices, all but one are located in the Northern New Jersey counties of Bergen, Essex, Hudson, Morris and Passaic. One other branch is located in Dunellen, Middlesex County, New Jersey. HUBCO owns a two-story building one block from the Bank's main office which HUBCO is leasing to the Bank as an operations center.


     The Bank is a full service commercial bank and offers the services generally performed by commercial banks of similar size and character, including checking, savings, and time deposit accounts, certificates of deposit, trust services, safe deposit boxes, secured and unsecured personal and commercial loans and residential and commercial real estate loans. The principal focus of the Bank is serving customers in its local market place.

     The Bank's deposit accounts are competitive in the current environment and include money market accounts and a variety of interest-bearing transaction accounts.

     In the lending area, the Bank primarily engages in consumer lending, commercial lending and real estate lending activities.


     The Bank offers a variety of trust services. At December 31, 1993, the Trust Department had approximately $99.6 million of assets under management or in its custodial control.


     The Bank is administratively divided into three divisions. These include the Southern Division, the Northern Division and the Essex Division. The Southern Division of the Bank is unionized. The current collective bargaining agreement extends through February 28, 1996.


Acquisitions Strategy

     HUBCO's acquisition philosophy is to seek in-market or contiguous market opportunities which can be accomplished with little dilution to earnings. Since October 1990, HUBCO has acquired the assets and liabilities of six institutions, adding to its assets and liabilities a total of $807.2 million in assets and $805.7 million in liabilities and expanding its branch network from 15 branches to 37 branches. Over 80% of these assets and liabilities were acquired through government assisted transactions which allows the Bank to reprice deposits, review loans and purchase only those loans which meet its underwriting criteria. The balance of the assets and liabilities were acquired in traditional negotiated private transactions which HUBCO believes present different level of risk than the risk presented in government assisted transactions. In these transactions, HUBCO conducts a due diligence review to identify both risks and income potential and then structures a transaction which management believes allows HUBCO to manage the risk while earning a fair return on its investment.
Both the  Merger Conversion  and the  acquisition of  Washington   represent
traditional   private   transactions.   See  "--Acquisition of  Statewide"  and
"--Acquisition of Washington" below.

     The success of HUBCO's acquisition strategy depends on management's skill in identifying, analyzing, bidding on and acquiring the assets and liabilities of banking entities in both government assisted and private transactions, integrating such assets and liabilities into HUBCO, and causing the resulting entity as a whole to operate profitably.



     The following table summarizes the acquisitions undertaken by HUBCO since October of 1990:

                                                                              Deposits
                                               Government                      Assumed   Loans Purchased Branches
Institution                                     Assisted     Premium Paid   (In millions) (In millions)  Acquired
- -----------                                    ----------    ------------   ------------- -------------  --------
Mountain Ridge State Bank .................        Yes        $  325,000         $47.0        $12.0         1
Meadowlands National Bank .................        No         $  415,000(1)      $35.5        $22.1         3
Center Savings and Loan Association .......        Yes        $   10,000         $89.9        $78.6         1
Irving Federal Savings and Loan Association        Yes        $    5,000        $161.1        $62.4         5
Broadway Bank and Trust Company ...........        Yes        $3,406,000        $345.7         $9.5         8
Pilgrim State Bank ........................        No         $6,000,000(2)     $122.9        $46.7         6

- --------------
(1)  Represents  the  purchase  price paid to the  shareholders  of  Meadowlands
     National Bank.

(2) Represents amount paid as purchase price to Ramapo, the owner of the assets immediately prior to closing.


Acquisition of Statewide


     Upon consummation of the Merger Conversion, HUBCO's total assets will increase by approximately $507 million, or 48.7% of total assets at December 31, 1993, and the number of Bank branches will increase from 37 to 50. This is larger than any other acquisition undertaken to date by HUBCO, although not as large as the Irving and Broadway acquisitions combined, which occurred only three weeks apart. An expansion of this magnitude could result in major changes
in HUBCO's   financial   situation.   Unlike most  of HUBCO's   other recent
acquisitions, the Merger Conversion does not afford HUBCO the right to acquire only those loans of the acquired institution which HUBCO desires to retain. See "PRO FORMA CONDENSED COMBINED UNAUDITED FINANCIAL STATEMENTS." While HUBCO's management team has developed substantial experience and skill in integrating acquired institutions into HUBCO, there can be no assurance given that HUBCO will be able to achieve in connection with the Merger Conversion the level of integration and cost savings achieved in its previous acquisitions. Nonetheless, HUBCO believes that in a voluntary acquisition such as this, integration of the two institutions is easier to achieve than in government assisted transactions.



Proposed Acquisition of Washington


     Upon consummation of the acquisition of Washington, HUBCO's total assets will increase by approximately $273 million and the number of Bank branches will increase by 8. On a pro forma basis at December 31, 1993, assuming completion of the Merger Conversion and the acquisition of Washington, HUBCO's total assets will increase by approximately $780 million, representing an increase of 75% over total assets at September 30, 1993, and the number of Bank branches will increase to 58. Like the Statewide acquisition, but unlike most of HUBCO's other recent acquisitions, the Washington acquisition does not afford HUBCO the right to acquire only those loans of the acquired institution which HUBCO desires to retain. See "PRO FORMA CONDENSED COMBINED UNAUDITED FINANCIAL STATEMENTS." HUBCO has the right to terminate the Washington Merger Agreement for a number of reasons, including if there is a material adverse change in the business, operations or financial condition of Washington. Under the material adverse change clause, but without limiting the definition of a material adverse change, HUBCO has the right to terminate the Washington Merger Agreement if Washington's largest non-performing loan, a loan of approximately $9.0 million, representing approximately 44% of Washington's non-performing assets as of December 31, 1993, is not brought to performing status or if substantial steps are not taken to proceed with foreclosure on the loan. This non-performing loan is secured by a 450,000 square foot building which is rented to the IRS under a lease which is cancelable by the IRS upon 60 days' notice. The building is situated in northeast Philadelphia in a site with two other IRS facilities. The IRS announced in early December, 1993 that this site will be converted into a customer service center with a loss of 2,500 permanent and seasonal jobs. It has been reported in the press that the process of reducing the workforce at the northeast Philadelphia center will begin in 1996 and be completed in 1999. The effect, if any, of the conversion and reduction in workforce on the building securing this loan is unknown at this time. Although HUBCO anticipates that it will proceed with the acquisition of Washington, it continues to examine this loan and the circumstances surrounding the collateral, and accordingly, there can be no assurance that the acquisition of Washington by HUBCO will be consummated. If the acquisition of Washington is consummated, there can be no assurance that this non-performing loan or Washington's other non-performing
assets will  not have  a material  adverse impact  upon HUBCO's   financial
performance. For a discussion of certain risk factors relating to the Merger
Conversion    and   the    acquisition   of    Washington,    see    "INVESTMENT
CONSIDERATIONS--Significant Impact of Acquisitions on HUBCO."





                  SELECTED FINANCIAL INFORMATION OF STATEWIDE


     Set forth below are selected consolidated financial and other data of Statewide. This financial data (other than ratios) for the five years ended March 31, 1993 are derived from the Consolidated Financial Statements of Statewide. The financial data for the nine month periods ended December 31, 1993 and 1992 are derived from unaudited financial statements. The unaudited financial statements include all adjustments, consisting of normal recurring accruals, which the management of Statewide considers necessary for a fair representation of the financial position and the results of operations for these periods. Operating results for the nine months ended December 31, 1993 are not necessarily indicative of the results that may be expected for the entire year ending March 31, 1994. The data should be read in conjunction with the
consolidated   financial   statements,   related notes,   and other  financial
information included in this Prospectus.

                                              Nine Months Ended
                                                December 31,                           Years Ended March 31,
                                            ---------------------   ---------------------------------------------------------
                                               1993       1992         1993       1992         1991       1990         1989
                                            ---------   ---------   ---------   ---------   ---------   ---------   ---------
                                                                                (In thousands)
Consolidated Statement of Operations:
Interest and dividend income ............   $  26,120   $  30,860   $  39,822   $  44,400   $  48,150   $  52,202   $  56,452
Interest expense ........................      12,857      17,073      21,829      30,605      37,387      42,252      42,928
                                            ---------   ---------   ---------   ---------   ---------   ---------   ---------
Net interest and dividend income before
 provision for loan losses ..............      13,263      13,787      17,993      13,795      10,763       9,950      13,524
Provision for loan losses ...............         360         182         193       1,933         186       3,762         194
                                            ---------   ---------   ---------   ---------   ---------   ---------   ---------
Net interest and dividend income after
 provision for loan losses ..............      12,903      13,605      17,800      11,862      10,577       6,188      13,330
Other income ............................       1,102       1,402       2,010       3,564       1,739       4,122      (2,720)
Operating expenses ......................       9,045       8,911      12,233      12,964      13,611      13,386      11,586
                                            ---------   ---------   ---------   ---------   ---------   ---------   ---------
Income before income taxes, extraordi-
 nary credit and change in accounting
 principle ..............................       4,960       6,096       7,577       2,462      (1,295)     (3,076)       (976)
Income taxes ............................       1,700       2,052       2,490       1,461          35          77          64
                                            ---------   ---------   ---------   ---------   ---------   ---------   ---------
Income before extraordinary credit and
 change in accounting principle .........       3,260       4,044       5,087       1,001      (1,330)     (3,153)     (1,040)
Extraordinary credit from utilization of
 net operating loss carryforward ........           0           0           0       1,233           0           0           0
Cumulative effect of change in account-
 ing principle ..........................         669           0           0           0           0           0           0
                                            ---------   ---------   ---------   ---------   ---------   ---------   ---------
Net income ..............................   $   3,929   $   4,044   $   5,087   $   2,234   $  (1,330)  $  (3,153)  $  (1,040)
                                            =========   =========   =========   =========   =========   =========   =========

Consolidated Statement of
 Financial Condition:
Total assets ............................   $ 500,275   $ 525,596   $ 517,885   $ 531,785   $ 529,225   $ 564,786   $ 599,125
Deposits ................................     425,802     443,210     440,034     460,926     454,783     484,939     488,317
Investment securities ...................      46,176      24,954      18,224      23,945      23,580      38,694      37,764
Mortgage-backed securities available
 for sale ...............................       4,789           0       7,517           0           0           0           0
Mortgage-backed securities ..............     201,397     205,644     208,248     180,304     142,693     133,331     141,526
Loans receivable, net ...................     186,453     240,012     230,929     264,914     308,905     343,320     373,547
Federal Home Loan Bank advances .........      39,367      51,667      45,092      43,392      49,192      46,492      52,792
Retained earnings, substantially
 restricted .............................      32,240      27,268      28,312      23,225      20,991      22,321      25,474

Selected Financial Ratios:
Return on average total assets ..........        1.03%       1.01%       0.96%       0.42%      (0.24)%     (0.54)%     (0.16)%
Return on average retained earnings .....       17.16       21.20       19.43       10.16       (6.14)     (12.19)      (3.90)
Average retained earnings to average
 total assets ...........................        6.02        4.78        4.95        4.15        3.98        4.42        4.21
Allowance for loan losses to total loans
 at end of period .......................         .58        0.16        0.59        0.69        0.54        0.57        0.02
Nonperforming loans to total loans at
 end of period ..........................        1.44        1.79        1.23        1.22        4.17        2.24        0.71
Allowance for loan losses to nonper-
 forming loans ..........................       40.22       40.35       47.23       56.42       13.00       25.49        2.85
Nonperforming assets to total loans
 and real estate owned ..................        6.28        5.86        5.77        6.51        7.10        4.58        0.82

Other Data:
Number of:
 Outstanding real estate loans originated       1,966       2,357       2,280       2,578       2,851       3,058       3,199
 Deposit accounts .......................      49,215      54,580      50,807      56,671      56,531      60,996      64,560
 Full service offices open ..............          13          13          13          13          13          13          15





           MANAGEMENT DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                     AND RESULTS OF OPERATIONS OF STATEWIDE

     The following discussion and analysis is intended to assist readers in understanding Statewide's results of operations and changes in financial position for the nine months ended December 31, 1993 and 1992 and for the fiscal years ended March 31, 1993, 1992 and 1991, which should be read in conjunction with the Consolidated Financial Statements of Statewide and Notes thereto beginning on Page F-33 of this Prospectus and the other information about Statewide contained in this Prospectus.


Financial Condition

     At March 31, 1993, Statewide had total assets of $517.9 million, a decrease of $13.9 million, or 2.6%, from March 31, 1992. The reduction in Statewide's assets over the past fiscal year resulted from the funding of a $20.9 million, or 4.5% net decrease in deposits over the fiscal year, which was partially funded through a $1.7 million increase in borrowings and a $5.1 million increase in retained earnings. Total assets continued to decrease during the period March 31, 1993 to December 31, 1993. At December 31, 1993, Statewide had total assets of $500.3 million, a decrease of $17.6 million, or 3.4%, from March 31, 1993. Deposits decreased by $14.2 million, or 3.2% over the nine months ended December 31, 1993.

     Loans receivable decreased from March 31, 1993 to December 31, 1993 by $44 million, or 19.3%, to $186.5 million at December 31, 1993. This decrease was primarily the result of increased prepayments and lower loan demand.

     Mortgage-backed securities, including mortgage-backed securities available for sale, totalled $206.2 million at December 31, 1993, a decrease of $9.6 million or 4.4% from March 31, 1993. This decrease was primarily the result of increased prepayments and lower loan demand.

     Investment securities totalled $46.2 million at December 31, 1993, an increase of $28 million, or 153.4%, from March 31, 1993. This increase represents management's decision to purchase additional shorter term securities in anticipation of an upward movement in interest rates.


Comparison of Operating Results for the Nine Months Ended December 31, 1993 and December 31, 1992.

     General. Net income for the nine months ended December 31, 1993 decreased by $0.1 million, or 2.5%, to $3.9 million from $4.0 million for the nine months ended December 31, 1992.

     Interest and Dividend Income. Interest and dividend income decreased by $4.8 million, or 15.5%, to $26.1 million for the nine months ended December 31, 1993 from $30.9 million for the nine months ended December 31, 1992. The decrease was due to the average yield on interest-earning assets decreasing from 8.50% for the nine months ended December 31, 1992 to 7.51% for the nine months ended December 31, 1993. This decrease of 99 basis points, or 11.6%, is primarily due to the significant loan and mortgage-backed securities prepayments being invested at lower interest rates.

     Interest Expense. Interest expense decreased by $4.2 million, or 24.6%, from $17.1 million for the nine months ended December 31, 1992 to $12.9 million for the nine months ended December 31, 1993. Weighted average deposit rates decreased 100 basis points, or 23.4% to 3.28% for the nine months ended December 31, 1993 from 4.28% for the nine months ended December 31, 1992.

     Net Interest and Dividend Income Before Provision for Loan Losses. Net interest and dividend income before provision for loan losses decreased $0.5 million, or 3.6%, to $13.3 million for the six months ended September 30, 1993 from $9.0 million for the six months ended September 30, 1992. This relative stability is due to decreases in interest and dividend income which were substantially offset by decreases in interest expense.

     Provision for Loan Losses. Provision for loan losses increased by $178,000 to $360,000 for the nine months ended December 31, 1993 from $281,000 for the nine months ended December 31, 1992. The allowance for loan losses to total loans at December 31, 1993 was .6% compared with .7% at December 31, 1992. The allowance for loan losses to nonperforming loans at December 31, 1993 was 40.2% compared to 36.2% at December 31, 1992. Management believes that Statewide's allowance for loan losses is adequate based upon management's ongoing review of Statewide's loan portfolio, general economic conditions and the financial condition of particular borrowers.

     Other Income. Other income decreased $300,000, or 21.4%, to $1.1 million for the nine months ended December 31, 1993. The decrease is due primarily to a decrease in net gains on sale of mortgage-backed securities

from $530,000 for the nine months ended December 31, 1992 to none for the nine months ended December 31, 1993. This decrease was partially offset by an increase in service charge income of $233,000.

     Operating Expenses. Operating expenses increased by $134,000 or 1.5%, to $9.0 million for the nine months ended December 31, 1993.

     Income Taxes. Federal and state income taxes decreased by $0.4 million, or 19.1%, to $1.7 million for the nine months ended December 31, 1993 compared with $2.1 million for the nine months ended December 31, 1992. The decrease is due primarily to a decrease in net income before income taxes.



Comparison of Operating Results for the Years Ended March 31, 1993 and 1992

     General. Net income for the fiscal year ended March 31, 1993 increased by $2.9 million, or 131.8%, to $5.1 million from $2.2 million for the fiscal year ended March 31, 1992. The primary reason for the increase was an increase in net interest and dividend income before provision for loan losses of $4.2 million. The increase in net interest and dividend income before provision for loan losses was primarily due to a net interest margin of 3.40% for fiscal year 1993, compared with a net interest margin of 2.60% for fiscal year 1992, as the rates Statewide paid on deposits declined faster than the return Statewide earned on its loans and mortgage-backed securities.

     Interest and Dividend Income. Interest and dividend income decreased by $4.6 million, or 10.4%, to $39.8 million in fiscal year 1993 from $44.4 million
in fiscal  year  1992.   The decrease   was due  to the  average   yield on
interest-earning assets decreasing from 9.23% in fiscal year 1992 to 8.25% in fiscal year 1993. This 98 basis point decrease represents a decline of 10.6% and is primarily due to lower interest income on mortgage loans due to significant loan prepayments being reinvested in shorter term mortgage-backed securities with lower interest rates.

     Interest Expense. Interest expense decreased $8.8 million, or 28.7%, from $30.6 million in fiscal year 1992 to $21.8 million in fiscal year 1993. Weighted average deposit rates decreased 183 basis points, or 31.1%, to 4.12% for fiscal year 1993 from 5.95% for fiscal year 1992. In addition, there was a shift from higher rate interest-bearing certificates of deposit to lower rate passbook and other demand type deposit accounts. Total average certificates of deposit, as a percentage of total average deposits, decreased from 53.4% to 47.2%.

     Net Interest and Dividend Income Before Provision for Loan Losses. Net interest and dividend income before provision for loan losses increased $4.2 million, or 30.4%, to $18.0 million for fiscal year 1993 from $13.8 million for fiscal year 1992. The increase resulted from a period of declining interest rates in which interest expense decreased more rapidly than interest income.

     Provision for Loan Losses. Statewide's provision for loan losses decreased by $1.7 million, to $0.2 million for fiscal year 1993 compared to a provision of $1.9 million for fiscal year 1992. The decrease was the result of Statewide's recording a $1.5 million provision for loan losses related to a single loan in 1992. The allowance for loan losses to total loans at March 31, 1993 was .6% compared with .7% at March 31, 1992. The allowance for loan losses to nonperforming loans at March 31, 1993 was 47.2% compared to 56.4% at March 31, 1992. Management believes that Statewide's allowance for loan losses is adequate based upon management's ongoing review of Statewide's loan portfolio, general economic conditions and the financial condition of particular borrowers.

     Other Income. Other income decreased by $1.6 million, or 43.6%, from $3.6 million in fiscal year 1992 to $2.0 million in fiscal year 1993. The decrease was primarily due to a decrease in net gains on sales of investment and mortgage-backed securities from $1.8 million in fiscal year 1992 to $530,000 in
fiscal year  1993.   The high  level of  gains in  1992  resulted from  the
restructuring of Statewide's mortgage-backed securities portfolio in order to decrease Statewide's vulnerability to interest rate risk. In addition, a gain of $867,000 upon the termination of Statewide's defined benefit pension plan took place during fiscal year 1992. The decrease in other income from the prior year was partially offset by increases in income from service charges of $76,000 and other income of $470,000, which was primarily due to an increase in net commissions on the sale of annuities of $263,000.

     Operating Expenses. Operating expenses decreased by $731,000, or 5.6%, in fiscal year 1993 compared to fiscal year 1992. The decrease was primarily due to a $460,000 reduction in net foreclosed real estate expense, a decrease of $209,000 in net occupancy expenses and a decrease of $485,000 in other expenses. These decreases were partially offset by increases in salaries and employee benefits of $363,000.

     Income Taxes. Federal and state income taxes increased $1.0 million, or 70.4%, during fiscal year 1993 compared to fiscal year 1992. The increase in income tax was due to the increase in pre-tax income for fiscal year



1993. The effective income tax rate was 39.0% for fiscal year 1993 and 55.8% for fiscal year 1992. The level of the effective income tax rate in 1992 was increased due to the application of a federal excise tax related to the termination of Statewide's defined benefit pension plan. The income tax provision for fiscal year 1992 was substantially offset by the application of income tax benefits of $1.2 million from the utilization of a net operating loss carryforward.


Comparison of Operating Results for the Years Ended March 31, 1992 and 1991

     General. Net income for the fiscal year ended March 31, 1992 increased by $3.7 million, to $2.4 million, from a net loss of $1.3 million for the fiscal year ended March 31, 1991. The primary reason for the increase was an increase in net interest and dividend income before provision for loan losses of $3.0 million, which was primarily due to a net and dividend interest margin of 2.60% for fiscal year 1992 compared with 1.98% for fiscal year 1991, an increase in total other income of $1.8 million and a decrease in other expenses of $647,000. This was partially offset by an increase in the provision for loan losses of $1.7 million.

     Interest and Dividend Income. Interest and dividend income decreased by $3.7 million, or 7.8%, to $44.4 million in fiscal year 1992 from $48.1 million
in fiscal  year  1991.   The decrease   was due  to the  average   yield on
interest-earning assets dropping from 9.65% in fiscal year 1991 to 9.23% in fiscal year 1992. This 42 basis point decrease represents a decline of 4.4% and is primarily due to lower interest income on mortgage loans due to significant loan repayments being reinvested in shorter term mortgage-backed securities with lower interest rates.

     Interest Expense. Interest expense decreased $6.8 million, or 18.1%, from $37.4 million in fiscal year 1991 to $30.6 million in fiscal year 1992. Weighted average deposit rates decreased 132 basis points, or 18.2%, to 5.95% for fiscal year 1992, from 7.27% for fiscal year 1991. In addition, a shift from higher rate interest-bearing certificates of deposit to lower rate passbook and other demand type deposit accounts also contributed to the decrease. Total average certificates of deposit as a percentage of total average deposits decreased from 59.3% to 53.4%.

     Net Interest and Dividend Income Before Provision for Loan Losses. Net interest and dividend income before provision for loan losses increased $3.0 million, or 28.2% to $13.8 million for fiscal year 1992 from $10.8 million for fiscal year 1991. The increase resulted from a falling interest rate environment which caused interest expense to decrease more rapidly than interest income.

     Provision for Loan Losses. Statewide's provision for loan losses increased by $1.7 million to $1.9 million for fiscal year 1992 compared to a provision of $0.2 million for fiscal year 1991. The majority of the increase was the result of a $1.5 million increase in the allowance for loan losses related to a single
$5.5  million loan  to a  developer for  the acquisition,   development and
construction of single family residential homes in Hunterdon County, New Jersey. The allowance for loan losses to total loans at March 31, 1992 was .7% compared with .5% at March 31, 1991. The allowance for loan losses to nonperforming loans at March 31, 1992 was 56.4% compared to 13.0% at March 31, 1991.

     Other Income. Other income increased by $1.8 million, or 104.9%, to $3.5 million in fiscal year 1992 from $1.7 million in fiscal year 1991. The increase was primarily due to an increase in net gains on the sale of investment and mortgage-backed securities of $1.7 million and a gain of $867,000 as a result of the termination of Statewide's defined benefit pension plan, which was partially offset by a gain of $903,000 in fiscal year 1991 resulting from previously unrecognized past experience gains related to Statewide's defined benefit pension plan.

     Operating Expenses. Operating expenses decreased by $647,000, or 4.8%, in fiscal year 1992 compared with fiscal year 1991. The decrease was primarily due to decreases in net foreclosed real estate expense, which decreased by $401,000, and a reduction in the loss realized on the investment in real estate ventures, which decreased by $625,000. These decreases were partially offset by increases in salaries and employee benefits of $125,000 and other operating expense of $254,000.

     Income Taxes. Federal and state income taxes increased by $1.4 million in fiscal year 1992 from $35,000 in fiscal year 1991. The increase in income tax was due to the increase in pre-tax income during fiscal year 1992, compared to a net loss for fiscal year 1991. The effective income tax rate was 55.8% for fiscal year 1992 and 2.7% for fiscal year 1991. The income tax provision for fiscal year 1992 was substantially offset by the application of an income tax
benefit of  $1.2  million from  the   utilization of  a net  operating loss
carryforward.


Interest Rate Sensitivity

     Since the mid-1980's, Statewide has made asset/liability management a primary focus in strategic planning. The asset/liability policy is developed and carried out by the Asset/Liability Committee ("ALCO") with oversight


provided by the Board of Directors. The ALCO has taken a number of steps to reduce Statewide's susceptibility to damaging interest rate risk.

     Throughout the 1980's, Statewide focused on the origination of adjustable rate mortgage products as an integral part of its asset/liability management policy. However, due to various market conditions, the recent originations of adjustable rate products has declined. Since the beginning of 1991, the ALCO asset/liability policy has been one of selectively restructuring the balance sheet in the following ways: sales of small amounts of the mortgage-backed securities with longer maturities, purchase or origination of assets with a final maturity of seven years or less, purchase of adjustable rate securities,
and lengthening  of liabilities   through advances  from the  FHLBNY.   This
combination of shortening the maturity of assets, through replacing longer term assets lost through sales or prepayment run-off with shorter term assets, and the lengthening of liabilities through FHLBNY borrowings and increases in stable core deposits has led to an improvement of Statewide's asset/liability risk profile.

     Management   of interest  rate risk  is a  major   determinant   of the
profitability of Statewide's operations. Interest rate risk arises when an asset matures or when the instrument's rate of interest changes in a time frame that is different from that of the underlying liability. The difference between interest-earning assets subject to rate change over a specific period and interest-bearing liabilities subject to rate change over the same period is called the interest rate sensitivity gap or "gap position." The gap position is considered positive when the amount of interest rate sensitive assets exceeds the amount of interest rate sensitive liabilities. The gap position is considered negative when the amount of interest rate sensitive liabilities is greater than the amount of interest rate sensitive assets. During a period of rising rates, a negative gap position tends to adversely affect earnings, while a positive gap position tends to result in an increase in earnings. During a period of falling interest rates, a negative gap position would result in an increase in earnings, while a positive gap position would adversely affect earnings.


     The table set forth below presents the amounts of interest-earning assets and interest-bearing liabilities outstanding at December 31, 1993 which are anticipated by Statewide, based upon certain assumptions, to reprice or mature in each of the future time periods illustrated. The amount of assets and liabilities shown, except as noted, which reprice or mature during a particular period were determined in accordance with the earlier of term to repricing or the contractual terms of the asset or liability. Statewide's loan prepayment assumptions are based upon the OTS's latest available figures which are 15% for ARM loans, 18% for consumer loans, and a range of 13% to 37% (based upon interest rate) for fixed rate loans.

     With respect to liabilities, Statewide, based on historical data, used a decay rate of 17% for all age groups of money market deposit accounts, passbook accounts and N.O.W. accounts.

     The table set forth below represents Statewide's interest rate sensitivity gap at December 31, 1993:






                                                                 At December 31, 1993
                                              ---------------------------------------------------------
                                                Three                 More than
                                                Months     Four to   One Year to  More than
                                               or Less    12 Months   Five Years  Five Years    Total
                                              ---------   ---------   ----------  ----------  ---------
                                                                 (Dollars in thousands)
Interest-earning assets
   Mortgage loans .........................   $  10,239   $  84,243   $  50,116   $  18,112   $ 162,710
   Other loans ............................       1,068       3,072      16,682       2,922      23,744
   Money market investments ...............      16,075           0           0           0      16,075
   Mortgage-backed securities (1) .........      13,947      31,628     115,251      43,370     204,196
   FHLBNY stock ...........................       4,170           0           0           0       4,170
   Investment securities ..................       1,011       2,001      43,164           0      46,176
                                              ---------   ---------   ---------   ---------   ---------
     Total interest-earning assets ........      46,510     120,944     225,213      64,404     457,071
                                              ---------   ---------   ---------   ---------   ---------

Less:
   Net unamortized premiums and
     deferred fees ........................          29          86         406         271         792
                                              ---------   ---------   ---------   ---------   ---------
   Net interest-earning assets ............   $  46,539   $ 121,030   $ 225,619   $  64,675   $ 457,863
                                              ---------   ---------   ---------   ---------   ---------
Interest-bearing liabilities
   Passbook accounts ......................       4,683      13,453      62,600      29,459     110,195
   N.O.W. accounts ........................       3,090       8,875      41,298      19,434      72,697
   Money market accounts ..................       2,206       6,335      29,481      13,873      51,895
   Certificate accounts ...................      68,343      79,208      35,849           0     183,400
   Borrowed funds .........................      10,075       4,725      21,292       3,275      39,367
                                              ---------   ---------   ---------   ---------   ---------
     Total interest-bearing liabilities ...   $  88,397   $ 112,596   $ 190,520   $  66,041   $ 457,554
                                              ---------   ---------   ---------   ---------   ---------
Interest sensitivity gap ..................   $ (41,858)  $   8,434   $  35,099   $  (1,366)  $     309
                                              =========   =========   =========   =========   =========
Cumulative interest sensitivity gap .......     (41,858)    (33,424)      1,675         309         309
                                              =========   =========   =========   =========   =========
Cumulative interest sensitivity gap as a
   percentage of total assets .............      (8.37%)     (6.68%)       .33%        .06%        .06%
Cumulative net interest-earning assets as a
   percentage of cumulative total interest-
   bearing liabilities ....................      52.65%      83.37%     112.45%     100.07%     100.07%

- --------------
(1) Includes $4.8 million of mortgage-backed securities available for sale.



Market Value of Portfolio Equity

     In addition to the use of interest rate "gap" as a measure of interest rate risk, the concept of the change in the market value of portfolio equity has been utilized by the OTS.

     The change in market value of portfolio equity measures an institution's vulnerability to changes in interest rates. The interest rate risk is measured by estimating the change in the market value of an institution's assets, liabilities, and off-balance sheet contracts in response to an instantaneous change in the general level of interest rates. The market value of portfolio equity is defined as the current market value of assets, minus the current market value of liabilities, plus or minus the current market value of off-balance sheet items. The market values are estimated by discounting the estimated cash flow of each instrument by appropriate discount rates.


     The OTS uses as a critical point a change of plus or minus 200 basis points
in interest  rates to  set its  "normal"   institutional   results and  peer
comparisons. The greater the change, positive or negative, in market value of portfolio equity, the more interest rate risk within the institution. The following table lists Statewide's percentage change in the market value of portfolio equity at plus and minus 200 basis points ("bps") from the level of interest rates at December 31, 1993 and March 31, 1993:


                               December 31,            March 31,
                              -------------     -----------------------
                              1993     1992     1993     1992      1991
                              ----     ----     ----     ----      ----

     +200bps ...........      -26%     -32%     -34%     -64%     -137%
     -200 bps ..........       17%      13%      22%      26%       70%



Average Balance, Interest Rates and Yields

     The tables on the following two pages represent for the periods indicated the total dollar amount of interest income from average interest-earning assets
and the  resulting   yields,  as well  as the  interest expense  on average
interest-bearing liabilities, expressed both in dollars and in rates. All average balances are based on month end balances, which do not differ materially from average daily balances:





                                                             (In Thousands)
                                            Nine Months Ended               Nine Months Ended
                                            December 31, 1993               December 31, 1992
                                      -----------------------------  -------------------------------
                                                            Average                          Average
                                       Average               Yield/   Average              Yield/Cost
                                       Balance    Interest  Average    Cost       Balance   Interest
                                      ---------   --------  -------  ---------   --------- ----------
Assets:
   Interest-earning assets:
    Mortgage loans ................   $ 187,706   $  12,849   9.13%  $ 230,621   $  16,576    9.58%
    Other loans ...................      22,960       1,138   6.61      20,618       1,194    7.72
    Mortgage-backed
      securities(1) ...............     215,845      10,610   6.55     196,971      11,176    7.57
    Money market investments ......       8,571         231   3.59       4,689         168    4.78
    Investment securities .........      24,367         996   5.45      26,971       1,402    6.93
    FHLB stock ....................       4,457         296   8.85       4,493         344   10.21
                                      ---------   ---------   ----   ---------   ---------   -----
    Total interest-earning assets .     463,906      26,120   7.51%    484,363      30,860    8.50%
Noninterest-earning assets ........      42,807                         47,501
                                      ---------                      ---------
Total assets ......................   $ 506,713                      $ 531,864
                                      =========                      =========

Liabilities and retained earnings:

   Interest-bearing liabilities:
    Passbook accountss ............   $ 109,898   $   2,258   2.74%  $ 104,177   $   2,749    3.52%
    Certificate accounts ..........     190,343       5,526   3.87     221,265       8,068    4.86
    N.O.W. accounts ...............      71,808       1,694   3.15      69,681       2,121    4.06
    Money market accounts .........      53,130       1,082   2.72      55,714       1,479    3.54
    Borrowed funds ................      39,148       2,297   7.82      47,677       2,656    7.43
                                      ---------   ---------   ----   ---------   ---------   -----
    Total interest-bearing
     liabilities ..................     464,327      12,857   3.69%    498,514      17,073    4.57%
    Noninterest bearing liabilities      11,858                          8,049
                                      ---------                      ---------
    Total Liabilities .............     476,185                        506,563
     Retained earnings ............      30,528                         25,301
                                      ---------                      ---------
    Total liabilities and retained
     earnings .....................   $ 506,713                      $ 531,864
                                      =========                      =========

Net interest income/net interest
   rate spread ....................               $  13,263   3.82%              $  13,787    3.93%
                                                  =========   ====               =========    ====
Net interest earning assets/net
   interest margin ................        (421)       3.49%           (14,151)       3.46%
                                           ====                        =======
Ratio of average interest-earning
   assets to average interest-
   bearing liabilities ............        1.00                            .97
                                           ====                        =======

- --------------
(1)  Includes 4.8 million of mortgage-backed securities available for sale in 1993.





                                                                            (In Thousands)
                                                                         Years Ended March 31,
                                      ---------------------------------------------------------------------------------------------
                                                  1993                           1992                          1991
                                      ---------------------------   -----------------------------   -------------------------------
                                                          Average                         Average                           Average
                                       Average             Yield/    Average               Yield/    Average                 Yield/
                                       Balance   Interest   Cost     Balance    Interest    Cost     Balance     Interest    Cost
                                      ---------  ---------  -----   ---------  ---------   ------   ---------   ---------   ------
Assets:
 Interest-earning assets:
  Mortgage loans ...................  $ 226,378  $  20,100   8.88%  $ 262,903  $  25,649     9.76%  $ 297,575   $  29,694     9.98%
  Other loans ......................     20,680      2,335  11.29      22,469      2,741    12.20      26,600       3,382    12.71
  Mortgage-backed securities(1) ....    200,849     14,961   7.45     160,567     13,393     8.34     138,765      12,012     8.66
  Money market investments .........      4,707        211   4.48       6,313        365     5.78       3,784         381    10.07
  Investment securities ............     25,512      1,771   6.94      24,084      1,875     7.79      27,990       2,242     8.01
  FHLB stock .......................      4,493        444   9.88       4,493        376     8.37       4,493         438     9.75
                                      ---------  ---------  -----   ---------  ---------   ------   ---------   ---------   ------
  Total interest-earning assets ....    482,619     39,822   8.25     480,829     44,399     9.23     499,207      48,149     9.65
 Noninterest-earning assets ........     46,310                        48,732                          44,496
                                      ---------  ---------  -----   ---------  ---------   ------   ---------   ---------   ------
   Total assets ....................  $ 528,929                     $ 529,561                       $ 543,703
                                      =========                     =========                       =========

Liabilities and retained earnings:
 Interest-bearing liabilities:
  Passbook accounts ................  $ 104,767  $   3,544   3.38%  $  95,522  $   4,720     4.94%  $  92,336   $   5,107     5.53%
  Certificate accounts .............    212,235     10,139   4.78%    244,647     15,970     6.53%    276,726      22,053     7.97%
  N.O.W. accounts ..................     69,840      2,712   3.88%     56,332      3,215     5.71%     34,866       2,391     6.86%
  Money market accounts ............     55,532      1,905   3.43%     55,549      2,838     5.11%     56,990       3,335     5.85%
  Borrowed funds ...................     49,552      3,529   7.12%     46,623      3,863     8.29%     53,700       4,501     8.38%
                                      ---------  ---------  -----   ---------  ---------   ------   ---------   ---------   ------
  Total interest-bearing liabilities    491,926     21,829   4.44%    498,673     30,606     6.14%    514,618      37,387     7.27%
 Noninterest bearing liabilities ...     11,027                         8,938                           7,421
                                      ---------                     ---------                       ---------
Total Liabilities ..................    502,953                       507,611                         522,039
 Retained earnings .................     25,976                        21,950                          21,664
                                      ---------                     ---------                       ---------
  Total liabilities and retained
   earnings ........................  $ 528,929                     $ 529,561                       $ 543,703
                                      =========                     =========                       =========
Net interest income/net interest
 rate spread .......................             $  17,993   3.81%             $  13,793     3.09%              $  10,762     2.38%
                                                 =========  =====              =========    =====               =========    =====
Net interest earning assets/net
 interest margin ...................     (9,307)      3.40%           (17,844)      2.60%             (15,411)       1.98%
                                      =========  =========          =========  =========            =========   =========
Ratio of average interest-earning
 assets to average interest-bearing
 liabilities .......................        .98                           .96                             .97
                                      =========                     =========                       =========
- --------------
(1)  Includes $7.5 million of mortgage-backed  securities  available for sale in
     1993.




Rate/Volume Analysis

     The following schedule presents the dollar amount of changes in interest income and interest expense for major components of interest-earning assets and interest-bearing liabilities. The table distinguishes between increases related to higher outstanding balances and those due to the volatility of interest rates. For each category of interest earning assets and interest-bearing liabilities, information is provided on changes attributable to (i) changes in rate (i.e., changes in rate multiplied by prior volume) and (ii) changes in volume (i.e., changes in volume multiplied by the prior rate).

                                                         Year Ended                         Year Ended
                                                       March 31, 1993                     March 31, 1992
                                                         Compared to                        Compared to
                                                         Year Ended                         Year Ended
                                                       March 31, 1992                     March 31, 1991
                                                     Increase (Decrease)                Increase (Decrease)
                                              ------------------------------     ------------------------------
                                                           Due to                             Due to
                                               Volume       Rate       Net        Volume       Rate       Net
                                              -------     -------    -------     -------     -------    -------
                                                       (in thousands)                     (in thousands)
Interest-earning assets:
 Mortgage loans ............................  $(3,364)    $(2,185)   $(5,549)    $(3,387)    $  (658)   $(4,045)
 Other loans ...............................     (202)       (204)     ( 406)       (505)       (136)      (641)
 Mortgage-backed securities(1) .............    2,993      (1,425)     1,568       1,839        (458)     1,381
 Money market investments ..................      (72)        (82)      (154)        146        (162)       (16)
 Investment securities .....................       83        (187)      (104)       (305)        (62)      (367)
 FHLB stock ................................        0          68         68           0         (62)       (62)
                                              -------     -------    -------     -------     -------    -------
  Total ....................................     (562)     (4,015)    (4,577)     (2,212)     (1,538)    (3,750)
Interest-bearing liabilities:
 Deposits ..................................     (402)     (8,041)    (8,443)       (523)     (5,620)    (6,143)
 Borrowed funds ............................      208        (542)      (334)       (585)        (53)      (638)
                                              -------     -------    -------     -------     -------    -------
  Total ....................................     (194)     (8,583)    (8,777)     (1,108)     (5,673)    (6,781)
                                              -------     -------    -------     -------     -------    -------
Net change in net interest income ..........     (368)      4,568      4,200      (1,104)      4,135      3,031
                                              =======     =======    =======     =======     =======    =======

- -------------
(1)  Includes the increase or decrease in net interest  income  attributable  to mortgage-backed securities available for sale.


                                                   Nine Months Ended
                                                   December 31, 1993
                                                      Compared to
                                                   Nine Months Ended
                                                   December 31, 1992
                                                  Increase (Decrease)
                                            ---------------------------------
                                            Volume      Due to Rate      Net
                                            -------      -------      -------
                                                      (in thousands)

Interest-earning assets:
 Mortgage loans ......................      $(3,085)     $  (642)     $(3,727)
 Other loans .........................          136         (192)         (56)
 Mortgage-backed securities(1) .......        1,071       (1,637)        (566)
 Money market investments ............          139          (76)          63
 Investment securities ...............         (135)        (271)        (406)
 FHLB stock ..........................           (3)         (45)         (48)
                                            -------      -------      -------
  Total ..............................       (1,877)      (2,863)      (4,740)
                                            -------      -------      -------
Interest-bearing liabilities:
 Deposits ............................         (820)      (3,037)      (3,857)
 Borrowed funds ......................         (475)         116         (359)
                                            -------      -------      -------
  Total ..............................       (1,295)      (2,921)      (4,216)
                                            -------      -------      -------
Net change in net interest income ....      $  (582)     $    58      $  (524)
                                            =======      =======      =======



- --------------
(1) Includes the increase or decrease in net interest income attributable to mortgage-backed securities available for sale in 1993.


Liquidity and Capital Resources

     Statewide's primary sources of funds are deposits, principal and interest payments on loans and mortgage-backed securities, advances from the FHLBNY and retained earnings.

     Statewide is required to maintain minimum levels of liquid assets as defined by OTS regulations. This requirement, which may be varied at the direction of OTS, depending upon economic conditions and deposit flows, is based upon a percentage of deposits and short-term borrowings. The required ratio is currently 5%. Statewide's liquidity ratios were 21.02% and 10.85% at December 31, 1993 and 1992 and 10.45%, 10.68% and 8.26% at March 31, 1993, 1992 and 1991,
respectively. Management currently attempts to keep Statewide's liquidity ratio at least twice the regulatory minimum. This reflects Statewide's strategy to reduce the risk from changes in interest rates by having assets available to reinvest at higher rates in the event the general level of interest rates greatly increase in the future.

     Statewide utilizes the FHLBNY as an additional source of liquidity. As of December 31, 1993, total advances outstanding amounted to $39.4 million. Short term advances, due within one year amounted to $14.8 million and long term advances due after one year amounted to $24.6 million.

     Statewide has a pre-approved overnight line of credit at the FHLBNY which amounted to $26.7 million at December 31, 1993. At December 31, 1993, $8.5 million was outstanding under this line.

     Additionally,   Statewide   can   pledge   certain   mortgage   loans   and
mortgage-backed securities as collateral to secure additional advances from the FHLBNY. As of March 31, 1993, mortgage loans and mortgage-backed securities available for pledging purposes amounted to $366.8 million and as of December 31, 1993, the amount of such loans and securities available for pledging purposes was $367.4 million.

     Impact of Inflation and Changing Prices. The financial statements of Statewide and the notes thereto, presented elsewhere herein, have been prepared in accordance with generally accepted accounting principles, which require the measurement of financial position and operating results in terms of historical dollars without considering the change in the relative purchasing power of money over time and due to inflation. The impact of inflation is reflected in the increased cost of Statewide's operation. Unlike most industrial companies, nearly all the assets and liabilities of Statewide are monetary. As a result, interest rates have a greater impact on Statewide's performance than do the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or to the same extent as the price of goods and services.

     Recently Issued Accounting Standards. In May 1993, the Financial Accounting Standards Board (the "FASB") issued Statement of Financial Accounting Standard No. 114, "Accounting for Creditors for Impairment of a Loan" ("SFAS 114"). SFAS 114 establishes criteria for accounting for loans that have been impaired. It requires that impaired loans be measured based on the present value of expected future cash flows discounted at the loan's effective interest rate or at the loan's observable market price or the fair value of the collateral if the loan is collateral dependent. Statewide has not fully evaluated the effect of SFAS 114 on its financial statements. SFAS 114 is effective for fiscal years beginning after December 15, 1994.

     In May 1993, the FASB also issued Statement of Financial Accounting Standard No. 115, "Accounting for Certain Investments in Debt and Equity Securities" ("SFAS 115"). SFAS 115 establishes accounting and reporting for investments in equity securities that have readily determinable fair values and for all investments in debt securities. The impact on Statewide of implementing SFAS 115 will not be material to the financial statements. SFAS 115 is effective for fiscal years beginning after December 15, 1993.


                             BUSINESS OF STATEWIDE

General

     Statewide was organized in 1943 as a New Jersey chartered savings and loan association under the name First Savings and Loan Association of Jersey City. In 1973 Statewide changed its name to Statewide Savings and Loan Association, and in 1988, to Statewide Savings Bank, S.L.A. Statewide will be the successor to
Statewide   Savings Bank,   S.L.A upon  its conversion   from a  New Jersey
state-chartered mutual savings and loan association to a state-chartered mutual savings bank. The eligible voting members of Statewide Savings Bank, S.L.A. have approved this charter conversion at a special meeting of members held October 5, 1993 and the OTS and the Commission approved applications for the charter conversion on December 23 and December 29, 1993, respectively.



     Statewide's principal business is attracting deposits from the general public and investing those deposits primarily in one to four-family mortgage loans and mortgage-backed securities and, to a lesser extent, consumer loans and
investment securities.   Statewide's revenues  are derived  principally from
interest on its mortgage loan and mortgage-backed securities portfolio and interest and dividends on its investment securities. Statewide's primary sources
of funds  are deposits,   principal   and interest   payments on  loans and
mortgage-backed securities and advances from the Federal Home Loan Bank of New York (the "FHLBNY"). Through its wholly owned subsidiary, Statewide Financial Services, Inc., Statewide also engages in the sale of annuity products.

     Statewide's primary market area includes the neighborhoods surrounding its thirteen branch offices. Six branches are located in Hudson County, two in Bergen County and five branches are located in Union County, New Jersey.


     Statewide has been adversely affected by banking legislation since 1989, primarily the Financial Institutions Reform, Recovery and Enforcement Act of 1989 ("FIRREA"). In 1982, Statewide acquired a federally chartered savings and loan association headquartered in Elizabeth, New Jersey. In connection with that acquisition, Statewide recorded $27.6 million in goodwill to its statement of financial condition, which was the excess of the fair market value of the acquired association's liabilities over the fair market value of its assets. Under the regulations applicable at the time of the acquisition, this goodwill was counted as an asset of Statewide in calculating regulatory capital. Pursuant to FIRREA, Statewide's ability to count goodwill towards regulatory capital was substantially reduced, and is to be progressively phased out until January 1, 1995, when no goodwill may be included in calculating capital. Because of the restrictions on goodwill imposed by FIRREA, and because of losses incurred in Statewide's real estate loan portfolio, Statewide did not meet the minimum capital requirements applicable to it under FIRREA and the regulations of the OTS implementing the terms of FIRREA at their effective dates. While Statewide met the minimum capital requirements applicable to it under FIRREA as of December 31, 1993, its capital continues to include a portion of its goodwill. Without this goodwill it would not meet such minimums. The amount of this goodwill which may be counted toward capital is to be phased out over time.


     As of March 31, 1993, the significance of goodwill on Statewide's Capital Ratios is as follows:

     (i) Tangible Capital Ratio of 2.5% does not include any goodwill and is unaffected.

    (ii) Core Capital  Ratio of  3.3%   includes   $3,767,000  of qualifying
         supervisory goodwill which, if eliminated, would result in a Ratio of 2.5%.

   (iii) Risk based Capital Ratio of 9.4% includes $3,767,000 of qualifying supervisory goodwill which, if eliminated, would result in a Ratio of 7.3%.


     As of December 31, 1993, the significance of goodwill on Statewide's Capital Ratios is as follows:

     (i) Tangible Capital Ratio of 3.6% does not include any goodwill and is unaffected.

    (ii) Core Capital Ratio of 4.4% includes $3,654,000 of qualifying supervisory goodwill, which, if eliminated, would result in a Ratio of 3.6%.

   (iii) Risk based Capital Ratio of 14.4% includes $3,654,000 of qualifying supervisory goodwill, which, if eliminated, would result in a Ratio of 12.0%.

     Because Statewide was undercapitalized, it was required to file a capital plan with the OTS. The capital plan provides for Statewide to increase its capital levels through retained earnings and to thereby meet all minimum regulatory requirements by the end of 1994. The OTS accepted Statewide's capital plan, and issued a Capital Directive dated June 13, 1991 (the "Directive"), which embodies the terms of the capital plan. As of December 31, 1993, Statewide meets the capital targets required by the Directive and exceeds the minimum OTS regulatory capital requirements.


Lending Activities

     General. The primary source of income to Statewide is interest from lending activities. The principal lending activity of Statewide is originating first mortgage real estate loans to enable borrowers to purchase or refinance one to four family residential real properties.

     Loan Portfolio Composition. The table on the following page sets forth information concerning the composition of Statewide's loan and mortgage-backed securities portfolio, by type of security, in dollar amounts and in percentages as of the dates indicated:





                                                                                 At December 31,
                                                              -------------------------------------------------
                                                                        1993                      1992
                                                              ------------------------   ----------------------
                                                               Amount          Percent    Amount        Percent
                                                              --------         -------   --------       -------
                                                                  (In Thousands)             (In Thousands)

Mortgage loans:
One to four family residential ..........................     $157,678          83.51%   $198,627         81.82%
Multi family residential ................................        4,660           2.47       4,852          2.00
Non residential .........................................        2,169           1.15      16,675          6.87
Acquisition, development and construction ...............            0            .00         249          0.10
Land ....................................................          455           0.24       1,100          0.45
                                                              --------         ------    --------        ------
  Total mortgage loans ..................................      164,962          87.37     221,503         91.25

Other loans:
Second mortgage loans ...................................       11,209           5.94       8,281          3.41
Home equity lines of credit .............................        1,736           0.92       1,900          0.78
FHA insured improvement loans ...........................        9,972           5.28      10,148          4.18
Unsecured consumer loans ................................          357           0.19         153          0.06
Guaranteed student loans ................................           90           0.05         166          0.07
Loans on deposit accounts ...............................          407           0.22         474          0.20
Automobile loans ........................................           80           0.04         122          0.05
                                                              --------         ------    --------        ------
  Total other loans .....................................       23,851          12.63      21,244          8.75
                                                              --------         ------    --------        ------
   Total loans ..........................................      188,813         100.00     242,747        100.00
                                                              ========         ======    ========        ======

Less:
Unearned discounts and deferred loan fees, net ..........       (1,266)                    (1,412)
Allowance for loan losses ...............................       (1,094)                    (1,571)
                                                              --------                   --------
Loans, net ..............................................     $186,453                   $239,764
                                                              ========                   ========
Mortgage-backed securities
 GNMA ...................................................     $ 52,108          25.53%    $51,168         25.20%
 FHLMC ..................................................       74,162          36.33      81,443         40.11
 FNMA ...................................................       73,085          35.80      70,418         34.68
                                                              --------         ------    --------        ------
Total mortgage-backed securities ........................      199,355          97.65     203,029        100.00
                                                                                                         ======
Mortgage-backed securities available for sale ...........        4,789           2.35           0           .00
                                                              --------         ------    --------        ------
Total mortgage-backed securities and mortgage-
 backed securities available for sale ...................      204,144         100.00     203,029        100.00
Unamortized premiums, net ...............................        2,041         ======       2,615        ======
                                                              --------                   --------
Net mortgage-backed securities ..........................     $206,185                   $205,644
                                                              ========                   ========






                                                                 At March 31,
                                          ----------------------------------------------------------
                                                1993                1992                 1991
                                          ----------------  ------------------  --------------------
                                          Amount   Percent    Amount   Percent   Amount      Percent
                                          ------   -------  ---------  -------  --------     -------
                                          (In Thousands)      (In Thousands)       (In Thousands)
Mortgage Loans:
One to four family residential ......   $190,212    81.39%  $224,802    83.76%  $254,409      81.30%
Multi family residential ............      4,805     2.06      4,988     1.86      6,780       2.17
Non residential .....................     16,324     6.99     17,316     6.45     16,153       5.16
Acquisition, development and
 construction .......................        249     0.11        249     0.09      7,590       2.43
Land ................................      1,048     0.45          0      .00      3,846       1.23
                                         -------   ------    -------   ------    -------     ------
  Total mortgage loans ..............    212,638    90.99    247,355    92.16    288,778      92.29
Other loans:
Second mortgage loans ...............      8,394     3.59      6,966     2.60      5,812       1.86
Home equity lines of credit .........      1,569     0.67      1,855     0.69      1,648       0.53
FHA insured improvement loans .......     10,055     4.30     11,361     4.23     15,521       4.96
Unsecured consumer loans ............        223     0.10         21     0.01          0       0.00
Guaranteed student loans ............        146     0.06        229     0.09        355       0.11
Loans on deposit accounts ...........        450     0.19        567     0.21        755       0.24
Automobile loans ....................        222     0.10         32     0.01         43       0.01
                                         -------   ------    -------   ------    -------     ------
  Total other loans .................     21,059     9.01     21,031     7.84     24,134       7.71
                                         -------   ------    -------   ------    -------     ------
  Total loans .......................    233,697   100.00    268,386   100.00    312,912     100.00
                                                   ======              ======                ======

Less:
Loans in process ....................          0                   0                (241)
Unearned discounts and deferred loan
 fees, net ..........................     (1,402)             (1,631)             (2,069)
Allowance for loan losses ...........     (1,366)             (1,841)             (1,697)
                                        --------            --------            --------
Loans, net ..........................   $230,929            $264,914            $308,905
                                        ========            ========            ========

mortgage-backed securities
 GNMA ...............................   $ 56,457    26.50%  $ 57,558    32.21%  $ 70,368      49.32%
 FHLMC ..............................     71,890    33.74     98,058    54.87     72,294      50.68
 FNMA ...............................     77,215    36.24     23,085    12.92          0       0.00
                                         -------   ------    -------   ------    -------     ------
  Total mortgage-backed securities ..    205,562    96.48    178,701   100.00    142,662     100.00
                                                   ======              ======                ======
Mortgage-backed securities available
 for sale ...........................      7,517     3.52          0     0.00          0       0.00
                                         -------   ------    -------   ------    -------     ------
Total mortgage-backed securities and
 Mortgage-backed securities available
 for sale ...........................    213,079   100.00    178,701   100.00    142,692     100.00
Unamortized premiums, net ...........      2,686   ======      1,603   ======         31     ======
                                        --------            --------            --------
Net mortgage-backed securities ......   $215,765            $180,304            $142,693
                                        ========            ========            ========



     Loan and mortgage-Backed Securities Maturity Schedule. The following table sets forth certain information at December 31, 1993 regarding the dollar amount of loans and mortgage-backed securities in Statewide's portfolio maturing at various periods, based upon the contractual terms to maturity or period to repricing, after giving effect to net items:


                                   One to
                                    Four         Multi                                                     Mortgage-
                                   Family       Family       Non       Construc-            Total Loans     Backed
                                 Residential Residential Residential     tion(1)   Consumer  Receivable  Securities(2)   Total
                                 ----------- ----------- -----------  ----------- ---------  ----------  -------------   -----
                                                                     (In thousands)
Amounts Due:
 Within one year ..............   $  58,593   $     368   $     526   $     455   $     549   $  60,491   $       0   $  60,491
 After one year:
  One to three years ..........      11,574           0         210           0       1,239      13,023       8,115      21,138
  Three to five years .........      10,537         222       1,276           0       5,366      17,401      29,245      46,646
  Five to 10 years ............      22,629         217          72           0       8,501      31,419     104,006     135,425
  10 to 20 years ..............      34,383       1,860          85           0       8,196      44,524      14,623      59,147
  Over 20 years ...............      19,962       1,993           0           0           0      21,955      48,155      70,110
                                  ---------   ---------   ---------   ---------   ---------   ---------   ---------   ---------
  Total due after one year ....      99,085       4,292       1,643           0      23,302     128,322     204,144     332,466
                                  ---------   ---------   ---------   ---------   ---------   ---------   ---------   ---------
  Total amounts due ...........     157,678       4,660       2,169         455      23,851     188,813     204,144     392,957
Less (Plus):
 Unearned discounts, (premiums)
  and deferred loan fees, net .       1,278           0           0           0         (13)      1,265      (2,041)       (776)
 Allowance for loan losses ....         932           5          11           5         141       1,094           0       1,094
                                  ---------   ---------   ---------   ---------   ---------   ---------   ---------   ---------
Loans, net ....................   $ 155,468   $   4,655   $   2,158   $     450   $  23,723   $ 186,454   $ 206,185   $ 392,639
                                  =========   =========   =========   =========   =========   =========   =========   =========


- -----------------
(1)  As of December 31, 1993, Statewide had no acquisition and development loans in its portfolio.

(2)  Includes $4.8 million of mortgage-backed securities available for sale.

     The following  table sets forth certain  information at March 31,  1993
regarding the  dollar amount  of loans  and mortgage-backed   securities in
Statewide's portfolio maturing at various periods, based upon the contractual terms to maturity or period to repricing, after giving effect to net items:

                                   One to
                                    Four         Multi                                                     Mortgage-
                                   Family       Family       Non       Construc-            Total Loans     Backed
                                 Residential Residential Residential     tion(1)   Consumer  Receivable  Securities(2)   Total
                                 ----------- ----------- -----------  ----------- ---------  ----------  -------------   -----
                                                                     (In thousands)
Amounts Due:
 Within one year ..............   $  74,572   $     385   $  14,000   $     249   $   2,451   $  91,657   $   7,543   $  99,200
 After one year:
  One to three years ..........      13,001          17          93       1,048       1,183      15,342       3,395      18,737
  Three to five years .........      10,488         154       1,388           0       4,747      16,777      13,919      30,696
  Five to 10 years ............      23,312         450         485           0       7,623      31,870     122,164     154,034
  10 to 20 years ..............      36,654           0           0           0       5,030      41,684      20,646      62,330
  Over 20 years ...............      32,185       3,799         358           0          25      36,367      45,412      81,779
                                  ---------   ---------   ---------   ---------   ---------   ---------   ---------   ---------
  Total due after one year ....     115,640       4,420       2,324       1,048      18,608     142,040     205,536     347,576
                                  ---------   ---------   ---------   ---------   ---------   ---------   ---------   ---------
  Total amounts due ...........     190,212       4,805      16,324       1,297      21,059     233,697     213,079     446,776
Less (Plus):
 Unearned discounts, (premiums)
  and deferred loan fees, net .       1,402           0           0           0           0       1,402      (2,686)     (1,284)
 Allowance for possible loan
  losses ......................       1,194           5          82          13          72       1,366           0       1,366
                                  ---------   ---------   ---------   ---------   ---------   ---------   ---------   ---------
Loans, net ....................   $ 187,616   $   4,800   $  16,242   $   1,284   $  20,987   $ 230,929   $ 215,765   $ 446,694
                                  =========   =========   =========   =========   =========   =========   =========   =========

- -----------------
(1)  As of March 31, 1993, Statewide had no acquisition and development loans in its portfolio.

(2)  Includes $7.5 million of mortgage-backed securities available for sale.




     The following table sets forth the dollar amount of all loans and mortgage-backed securities at December 31, 1993, and due one year after December 31, 1993, which have predetermined interest rates and floating or adjustable interest rates:

                                          Predetermined     Floating or
                                              Rates       Adjustable Rates
                                          -------------   ----------------
                                                   (In Thousands)

         Real Estate Mortgage .....          $ 81,432          $ 23,588
         Mortgage-backed Securities           189,599            14,545
         Other Loans ..............            21,566             1,736
                                             --------          --------
          Total ...................          $292,597          $ 39,869
                                             ========          ========



     Residential Mortgage Lending. Statewide offers first mortgage loans secured by one to four family residences, including townhouse and condominium units. Typically, such residences are single family homes that serve as the primary residence of the owner. Loan originations are generally obtained from existing or past customers and referrals from local real estate agents, builders and members of the local communities in which Statewide has offices. All residential mortgage loans made by Statewide are for properties located in New Jersey.


     At December 31, 1993, 83.5% of Statewide's total loans consisted of one to four family residential loans, of which 51.3% were loans with adjustable rates. Statewide currently offers adjustable rate mortgage ("ARM") loans on which the interest rate adjusts annually. Statewide also periodically offers ARM loans on which the interest rate for an initial period may be less than the fully indexed rate, although to be eligible, Statewide requires that the borrower qualify for the maximum payment possible after the initial interest rate adjustment. ARM and fixed-rate loans are originated for a term of up to 30 years. Statewide currently charges origination fees of up to 2.5% on one to four family residential mortgage loans.


     Generally, ARM loans pose credit risks different from the risks inherent in fixed-rate loans, primarily because as interest rates rise, the underlying payments of the borrower rise, thereby increasing the potential for default. At the same time, the marketability of the underlying property may be adversely affected by higher interest rates.

     Statewide's policy is to lend up to 80% of the appraised value of property securing a single family residential loan, and up to 90% of the appraised value if private mortgage insurance is obtained on the amount of the loan which exceeds 80% of the appraised value.


     One to four family residential mortgage loans are generally underwritten according to FNMA or FHLMC guidelines, except that loans may exceed the maximum loan limits for the FNMA or FHLMC. Statewide has, in the past, sold mortgage loans to FHLMC and other investors. Statewide has the intent and ability to hold the loans in its portfolio as of December 31, 1993 until maturity.

     Statewide has originated, or purchased participating interests in, a limited number of multi-family mortgage loans. As of December 31, 1993 $4.7 million, or 2.5% of Statewide's total loan portfolio, consisted of multi-family
residential mortgage  loans.   Currently,   Statewide is  not originating  or
purchasing participating interests in multi-family mortgage loans.

     Nonresidential Real Estate Lending. At December 31, 1993 Statewide's nonresidential real estate loan portfolio totalled $2.2 million or 1.2% of Statewide's total loan portfolio. At December 31, 1993, Statewide's nonresidential real estate loan portfolio consisted of loans secured by properties approximately as follows: $14.0 million on a resort hotel, $1.2 million on a medium size office building and $1.0 million on several small office buildings.

     The largest nonresidential real estate loan had an outstanding balance of $1.2 million. The loan is secured by a 23,000 sq. ft. office building located in North Bergen, New Jersey. It is a loan to facilitate the sale of the building, which was acquired by Statewide in a foreclosure action due to the default of the previous borrower. Scheduled payments on the loan are current.


     Statewide does not currently intend to increase its nonresidential real estate loan portfolio.


     Other Loans. As of December 31, 1993, other loans totalled $23.9 million or 12.6% of Statewide's total loan portfolio. Statewide offers other loans in the form of insured and uninsured home equity lines of credit, home


improvement loans, secured equity loans and secured and unsecured personal loans. Statewide also originates other loans secured by second mortgages on one to four family residences. These second mortgage loans are secured by owner-occupied residences and the property may not be encumbered by other than a first mortgage loan. These loans are generally subject to a 75% combined loan-to-value limitation, including any other outstanding mortgage or lien on the property. As of December 31, 1993, second mortgage loans amounted to $11.2 million, or 5.9% of total loans.


     Statewide also originates Federal Housing Administration ("FHA") Title I improvement loans. Statewide originates FHA Title I Improvement Loans both on a direct basis and through a network of improvement contractor/dealers who are approved by Statewide in accordance with FHA guidelines. The loans are underwritten in accordance with FHA guidelines which provide for more liberal equity and debt to income ratio requirements than for non-insured improvement loans. In the event of default, the FHA insures 90% of the principal balance plus accrued interest. The interest rates are normally higher than the interest rates for one to four family mortgage loans due to the more liberal underwriting standards.

     For all loans originated by Statewide, upon receipt of a completed loan application from a prospective borrower, a credit report is ordered and certain other information is verified by an independent credit agency and, if necessary, additional financial information is required. An appraisal of the real estate intended to secure the proposed loan is required. Such appraisal is performed by an independent appraiser designated and approved by Statewide. The Board of Directors annually approves the independent appraisers used by Statewide and approves Statewide's appraisal policy. It is Statewide's policy to obtain title insurance on all first mortgage loans. Borrowers must also obtain hazard insurance prior to closing. Borrowers generally are required to advance funds on a monthly basis together with each payment of principal and interest to a mortgage escrow account from which Statewide makes disbursements for items such as real estate taxes and, in some cases, hazard insurance premiums.


     Mortgage-Backed Securities. Statewide invests in mortgage-backed securities and utilizes such investments to complement its mortgage lending activities. At
December  31,  1993,  mortgage-backed   securities,   including mortgage-backed
securities available for sale, totalled $206.2 million or 41.2% of total assets.

     At March 31, 1993, all of Statewide's mortgage-backed securities portfolio
was directly  insured or  guaranteed by  the Government   National Mortgage
Association ("GNMA"), the FNMA or the FHLMC. Statewide's current policy is to purchase mortgage-backed securities that are backed by ARM loans or have final balloon maturities of seven years or less. As of December 31, 1993, such mortgage-backed securities totalled $151.1 million or 73.3% of the total mortgage-backed securities portfolio.

     Statewide generally purchases mortgage-backed securities with the express intent of holding the securities until maturity. Management has, in the past, sold mortgage-backed securities with longer terms to maturity in order to reduce Statewide's exposure to interest rate risk. As of December 31, 1993, Statewide had $4.8 million in mortgage-backed securities available for sale which are accounted for at the lower of cost or market value. At December 31, 1993, the market value of these securities was $5.0 million.


     Nonperforming Assets, Classified Assets, Loan Delinquencies and Defaults. Maintenance of asset quality is one of management's most important tasks. Management reviews delinquent loans on a continuous basis and the Board of Directors reviews delinquent loans monthly. Statewide also established an Asset Classification Committee in 1989, which meets quarterly to review Statewide's loan portfolio, makes changes in the classification of assets which the committee deems necessary and reports its findings to the Board of Directors. Statewide hires outside counsel experienced in collections and foreclosure to pursue collections and to institute foreclosure and other procedures on Statewide's delinquent loans.

     Federal regulations provide for the classification of loans and other assets such as debt and equity securities considered by the OTS to be of lesser quality as "substandard," "doubtful," or "loss" assets. An asset is considered "substandard" if it is inadequately protected by the current net worth and
paying capacity  of the  obligor or  of the  collateral   pledged,  if any.
"Substandard" assets include those characterized by the distinct possibility that the savings institution will sustain "some loss" if the deficiencies are not corrected. Assets classified as "doubtful" have all of the weaknesses inherent in those classified "substandard," with the added characteristic that the weaknesses present make "collection or liquidation in full," on the basis of currently existing facts, conditions, and values, "highly questionable and improbable." Assets classified as "loss" are those considered "uncollectible" and of such little value that their continuance as assets without the establishment of a specific loss reserve is not warranted. Assets that do not expose the savings institution to risk sufficient to warrant classification in one of the aforementioned


categories, but which possess some weaknesses, are required to be designated "special mention" by management. Loans designated as special mention are generally loans that, while current in required payments, have exhibited some potential weaknesses that, if not corrected, could increase the level of risk in the future.


     At December 31, 1993, Statewide had special mention loans of $0.9 million which consisted of twelve one-to-four family mortgage loans where the borrower is making payments through a bankruptcy plan or a special negotiated repayment plan. At December 31, 1993, all of these loans were current or paid ahead.

     At December 31, 1993, Statewide had substandard assets of $12.7 million, which consisted of $9.3 million in real estate owned, $3.1 million in first and second mortgage loans and $0.3 in consumer loans.

     At December 31, 1993, Statewide had assets classified as doubtful of $548,000 which represents Statewide's in-substance foreclosed interest in a $159 million acquisition, development and construction loan located in Jersey City. The lead lender had previously failed and the project is currently being marketed by the RTC. Management believes that the level of loss allowances is adequate to absorb losses resulting from this asset if it becomes unrecoverable in the future.


     With respect  to originated   mortgage loans,   Statewide's   collection
procedures include sending a past due notice when the regular monthly payment is not received by the 16th day of the month in which the payment is due. In the event that payment is not received following notice of late payment, letters are sent and phone calls are made to the borrower. When contact is made with the borrower at any time prior to foreclosure, Statewide will attempt to obtain full payment or work out a repayment schedule with the borrower to avoid foreclosure. Foreclosure notices are sent when a loan is 90 days delinquent.

     Statewide has experienced a decrease in loans delinquent 90 days or more. Consequently, there has also been a decrease in the amount of foreclosed real estate and in-substance foreclosed real estate (real estate owned) held by Statewide. Statewide attributes these decreases, in large part, to the improved economic conditions of its borrowers and to the resolution of a number of properties under foreclosure.

     The tables on the following three pages set forth information concerning delinquent loans as of the periods indicated. The amounts represent the total
remaining   balances of  the related  loans and  percentage of  total loans outstanding, rather than the actual payment amounts which are overdue.

                                                At December 31, 1993
                                     -------------------------------------------
                                           60-89 Days          90 Days or More
                                     --------------------    -------------------
                                                Principal              Principal
                                     Number of   Balance     Number of   Balance
                                       Loans    of Loans       Loans    of Loans
                                     ---------  --------     --------- ---------
One to four family ............          16      $  351          61      $2,361
Multi-family Residential/
 Non Residential ..............           0           0           0           0
Acquisition, Development
 and Construction .............           0           0           0           0
Other loans ...................          30         185          56         359
                                         --      ------         ---      ------
 Total delinquent loans .......          46      $  536         117      $2,720
                                         ==      ======         ===      ======
Delinquent loans to total loans                    .28%                   1.45%





                                              (Dollars in thousands)

                                                                             At December 31, 1992
                                                              --------------------------------------------------
                                                                    60-89 Days               90 Days or More
                                                              --------------------------------------------------
                                                                           Principal                   Principal
                                                              Number of     Balance       Number of     Balance
                                                                Loans      of Loans         Loans      of Loans
                                                              ---------    --------       ---------    ---------

One to four family .....................................          43        $1,815           74          $3,545
Multi-family Residential/Non Residential ...............           0             0            0               0
Acquisition, Development and Construction ..............           0             0            1             249
Other loans ............................................          50           319           69             549
                                                                 ---        ------          ---         -------
 Total delinquent loans ................................          93        $2,134          144          $4,343
                                                                 ===        ======          ===         =======
Delinquent loans to total loans                                               .88%                        1.79%

                                                                               At March 31, 1993
                                                              --------------------------------------------------
                                                                    60-89 Days               90 Days or More
                                                              --------------------------------------------------
                                                                           Principal                   Principal
                                                              Number of     Balance       Number of     Balance
                                                                Loans      of Loans         Loans      of Loans
                                                              ---------    --------       ---------    ---------

One to four family .....................................          34        $1,183           64          $2,116
Multi-family Residential/Non Residential ...............           0             0            0               0
Acquisition, Development and Construction ..............           0             0            1             249
Other loans ............................................          27           159           63             509
                                                                 ---        ------          ---         -------
 Total delinquent loans ................................          61        $1,342          128          $2,874
                                                                 ===        ======          ===         =======
Delinquent loans to total loans ........................                      .57%                        1.23%

                                                                               At March 31, 1992
                                                              --------------------------------------------------
                                                                    60-89 Days               90 Days or More
                                                              --------------------------------------------------
                                                                           Principal                   Principal
                                                              Number of     Balance       Number of     Balance
                                                                Loans      of Loans         Loans      of Loans
                                                              ---------    --------       ---------    ---------

One to four family .....................................          35        $2,125           67          $2,661
Multi-family Residential/Non Residential ...............           0             0            0               0
Acquisition, Development and Construction ..............           0             0            0               0
Other loans ............................................          37           202           88             603
                                                                 ---        ------          ---         -------
 Total delinquent loans ................................          72        $2,327          155          $3,264
                                                                 ===        ======          ===         =======
Delinquent loans to total loans ........................                      .87%                        1.22%


                                                                               At March 31, 1991
                                                              --------------------------------------------------
                                                                    60-89 Days               90 Days or More
                                                              --------------------------------------------------
                                                                           Principal                   Principal
                                                              Number of     Balance       Number of     Balance
                                                                Loans      of Loans         Loans      of Loans
                                                              ---------    --------       ---------    ---------

One to four family .....................................          37          $744           79          $5,642
Multi-family Residential/Non Residential ...............           0             0            0               0
Acquisition, Development and Construction ..............           0             0            3           3,850
Other loans ............................................          68           335           90             556
                                                                 ---        ------          ---         -------
 Total delinquent loans ................................         105        $1,079          172         $10,048
                                                                 ===        ======          ===         =======
Delinquent loans to total loans ........................                      .34%                        3.21%



     Real estate owned acquired through loan foreclosure or properties that are in-substance foreclosures are recorded at the lower of cost or estimated fair value. Subsequent valuations are periodically performed by management and the carrying value is adjusted to reflect any subsequent declines in the estimated fair value.




     Interest income is reduced by the full amount of accrued and uncollected interest on all loans once they become 90 days delinquent, are placed in foreclosure or are otherwise determined to be uncollectible, unless the loans are insured or guaranteed.


     The table below sets forth information regarding Statewide's nonperforming assets. At December 31, 1993, Statewide had no restructured loans within the meaning of Statement of Financial Accounting Standards ("SFAS") No. 15., issued by the Financial Accounting Standards Board (the "FASB"):


                                    At December 31,              At March 31,
                                  -----------------   -------------------------------------
                                    1993      1992      1993      1992      1991      1990
                                  -------   -------   -------   -------   -------   -------
                                                   (Dollars in thousands)
Mortgage loans delinquent 90
 days or more .................   $   843   $   655   $   740   $   752   $ 5,438   $   908
Nonaccrual delinquent
 mortgage loans ...............     1,518     3,139     1,625     1,909     7,056     6,645
Other loans delinquent 90 days
 or more ......................       359       549       509       603       556       482
                                  -------   -------   -------   -------   -------   -------

  Total nonperforming
   loans ......................     2,720     4,343     2,874     3,264    13,050     8,035

Total investment in real estate
 and real estate owned
 (including in-substance
 foreclosures) ................     9,741    10,505    11,563    15,428     9,924     8,673
                                  -------   -------   -------   -------   -------   -------

  Total nonperforming
   assets .....................   $12,461   $14,848   $14,437   $18,692   $22,974   $16,708
                                  =======   =======   =======   =======   =======   =======

Nonperforming loans to total
 loans ........................      1.44%     1.79      1.23%     1.22%     4.17%     2.24%

Nonperforming assets to total
 loans and real estate owned ..      6.28%     5.86%     5.77%     6.51%     7.10%     4.58%

Nonperforming loans to total
 assets .......................      0.54       .83      0.55      0.61      2.47      1.42
Nonperforming assets to total
 assets .......................      2.49      2.82      2.78      3.51      4.34      2.96


     In addition to the loans included in the risk element table above, Statewide's internal loan review identified approximately $787,000 in loans classified as substandard at December 31, 1993. These loans, as well as the loans included in the risk elements, have been considered in the analysis of the adequacy of the allowance for loan losses.

     During the years ended March 31, 1992 and 1993, the amounts of additional interest income that would have been recorded on nonaccrual loans, had they been current, totalled $94,560 and $188,822 respectively.

     At December 31, 1993, four parcels of real estate with a value of $6.2 million represented 63.9% of Statewide's total real estate owned. The balance consists of 38 separate properties with an average balance of $96,000.

     The largest parcel of real estate owned ("REO") is an in-substance foreclosure of a loan originally granted in 1985 for the purpose of building 172 single family homes in Raritan Township, New Jersey. After experiencing financial difficulty, the developer filed a petition for reorganization under Chapter 11 of the Bankruptcy Code during calendar year 1991. At December 31, 1993, Statewide's total investment in this loan was $2.8 million net of related loss allowances. At December 31, 1993, the property consisted of 63 building lots with various preliminary and final building permit approvals and site improvements in place. In March of 1993, a plan of reorganization was approved by the bankruptcy court whereby the builder would continue to build and sell homes and sell building lots while



repaying creditors. Statewide would receive approximately $4.6 million in payments from these activities through calendar year 1997. No additional advances to the builder would be made by Statewide. During fiscal 1993, payments totalling $593,340 were received by Statewide from sales activities. Management currently does not anticipate any additional losses in connection with this parcel.

     A second large parcel of real estate owned resulted from a separate loan to the same borrower in 1987 to develop a 48 acre tract of land in Raritan Borough,
New Jersey  into residential   dwelling units. At  December  31,  1993,  the
in-substance foreclosure balance for this parcel totalled $2.2 million. This parcel is covered by the same plan of reorganization as to the Raritan Township parcel described above and calls for Statewide to receive all principal and interest due on the original loan from the sale of 119 single family homes through calendar year 1996. The plan anticipates that Statewide would receive approximately $3.4 million in payments from building and sale activities through calendar year 1996. Statewide will not be advancing any additional funds to the developer. Management does not currently anticipate any additional losses on this parcel.

     The third largest parcel of REO is the in-substance foreclosure of an acquisition, development and construction loan made to a developer to build twenty single family luxury homes in Chester, New Jersey. At December 31, 1993 Statewide's investment totalled $546,000 and consisted of 9 improved building lots. The developer is operating under the protection of Chapter 11 bankruptcy with a formal plan of reorganization currently being developed. Under a previous order of the bankruptcy court, the developer has been making interest payments to Statewide since September 1992 at an interest rate of the prime rate plus 1.5%. During fiscal 1993, principal and interest payments totalling $510,938 have been received by Statewide. Statewide is making no additional advances to the developer. Management does not currently anticipate any additional losses on this parcel.

     The fourth largest parcel of REO is the in-substance foreclosure of Statewide's interest in a $159 million acquisition, development and construction loan located in Jersey City, New Jersey. At December 31, 1993, Statewide's total investment in this loan was $548,000 net of related loss allowances. The property is currently being managed and marketed for sale by the RTC. Management believes that the level of loss allowances is adequate to absorb losses resulting from this asset if it becomes unrecoverable in the future.


     Provisions for Loan Losses. A provision for loan losses is established through charges to earnings. Loan losses (loans charged off net of recoveries) are charged against the allowance for loan losses when management believes that the recovery of principal is unlikely. If the risk characteristics of the loan portfolio change and the allowance is deemed below the level considered by management to be adequate to absorb future loan losses on existing loans, the provision for loan losses is increased to the level considered necessary to provide an adequate allowance. Management's evaluations take into consideration such factors as changes in the nature and volume of the loan portfolio, overall portfolio quality, review of specific problem loans and economic conditions that may affect the borrower's ability to pay. Economic conditions may result in the necessity to change the allowance quickly in order to react to deteriorating
financial conditions  of Statewide's borrowers.   As a  result,   additional
provisions on existing loans may be required in the future if borrower's financial conditions deteriorate or if real estate values decline.




     The following table presents an analysis of Statewide's allowance for loan losses at the dates indicated:


                                                                (Dollars in thousands)
                                            Nine Months Ended
                                               December 31,                Years Ended March 31,
                                             ---------------   ------------------------------------------
                                              1993     1992     1993     1992     1991     1990     1989
                                             ------   ------   ------   ------   ------   ------   ------
Balance, beginning of period .............   $1,366   $1,841   $1,841   $1,697   $2,048   $   80   $   46
Provisions charged to operations .........      360      182      194    1,933      186    3,711      194

Loans charged off:
   One to Four Family Residential ........      600      314      446      160       67       65      103
   Multi Family Residential ..............        0        0       75        0        0        0        0
   Non Residential .......................        0      121      122        0        0      122        0
   Land and Construction .................        0        0        0    1,565      435    1,538        0
   Other Loans ...........................       86       36       45       64       35       90       58
                                             ------   ------   ------   ------   ------   ------   ------
Total loans charged off ..................      686      471      688    1,789      537    1,815      161

Recovery on loans:
   One to Four Family Residential ........        1       19       19        0        0        0        0
   Multi Family Residential ..............        0        0        0        0        0       72        0
   Non Residential .......................        0        0        0        0        0        0        1
   Land and Construction .................       13        0        0        0        0        0        0
   Other Loans ...........................       40        0        0        0        0        0        0
                                             ------   ------   ------   ------   ------   ------   ------
Total recovery on loans ..................       54       19       19        0        0       72        1
                                             ------   ------   ------   ------   ------   ------   ------
Net loans charged off ....................      632      452      669    1,789      537    1,743      160
                                             ------   ------   ------   ------   ------   ------   ------
Balance, end of period ...................   $1,094   $1,571   $1,366   $1,841   $1,697   $2,048   $   80

Ratio of net charge offs during the period
 to average loans outstanding
 during the period .......................      .30%     .18%     .27%     .63%     .17%     .47%     .04%

ALLOCATION OF THE ALLOWANCE
 FOR LOAN LOSSES
   One to Four Family Residential ........   $   75   $  118   $  266   $  279   $  146   $   15   $   14
   Multi Family Residential ..............        0        0        0        0        0        0        0
   Non Residential .......................        0        0        0        0        0        0        0
   Land and Construction .................        5       12       12      732    1,043    1,599        0
   Other Loans ...........................       43       72       72       80       39       34       64
   Unallocated ...........................      971    1,369    1,016      750      469      400        2
                                             ------   ------   ------   ------   ------   ------   ------

Balance, end of period ...................   $1,094   $1,571   $1,366   $1,841   $1,697   $2,048   $   80






Investment Activities


     Statewide's assets,   other than  loans receivable  and mortgage-backed
securities, are invested primarily in U.S. Government and agency securities and in Federal Funds Sold. Statewide is required by OTS regulations to maintain a minimum amount of liquid assets that may be invested in specific securities and is also permitted to make certain other investments in certain securities. Liquidity may increase or decrease depending upon the availability of funds and comparative yields on investments in relation to the return on loans and mortgage-backed securities. Historically, Statewide has maintained its liquid assets above the minimum requirements imposed by Federal regulations and at a
level believed   adequate to  meet the  cash requirements  of normal  daily activities, repayment of maturing debt and potential deposit outflows. Cash flow projections are regularly reviewed and updated to assure that adequate liquidity is provided. As of December 31, 1993, Statewide's liquidity ratio (liquid assets as a percentage of net withdrawable savings and current borrowings) was 21.02% as compared to the OTS minimum requirement of 5%.


     The following table shows the composition  and maturities of Statewide's
investment securities  portfolio,   excluding FHLBNY  stock for  the periods
indicated:


                                                                      (In thousands)
                                                                   At December 31, 1993
                              -----------------------------------------------------------------------------------------------
                               Less than           1-5             5-10            Over 10            Total Investment
                                1 year            years            years            years                 Securities
                              ----------       ----------       ----------       ----------       ---------------------------
                              Book Value       Book Value       Book Value       Book Value       Book Value       Mkt. Value
                              ----------       ----------       ----------       ----------       ----------       ----------
US Government &
 Agency obligations ..          $ 3,004          $43,163          $     0          $     0          $46,167          $46,700

Other ................               10                0                0                0               10               67
                                -------          -------          -------          -------          -------          -------

Total investment
 securities ..........          $ 3,014          $43,163          $     0          $     0          $46,177          $46,767
                                =======          =======          =======          =======          =======          =======
Weighted average yield             4.95%            5.44%             .00%             .00%            5.41%


                                                                    At March 31, 1993
                              -----------------------------------------------------------------------------------------------
                               Less than           1-5             5-10            Over 10            Total Investment
                                1 year            years            years            years                 Securities
                              ----------       ----------       ----------       ----------       ---------------------------
                              Book Value       Book Value       Book Value       Book Value       Book Value       Mkt. Value
                              ----------       ----------       ----------       ----------       ----------       ----------
US Government &
 Agency obligations ..          $ 4,027          $11,152          $ 3,013          $     0          $18,192          $19,098

Other ................               32                0                0                0               32               72
                                -------          -------          -------          -------          -------          -------

Total investment
 securities ..........          $ 4,059          $11,152          $ 3,013          $     0          $18,224          $19,170
                                =======          =======          =======          =======          =======          =======

Weighted average yield             6.50%            6.98%            7.47%               0%            6.95%


     The following table sets forth the composition of Statewide's investment in Federal Funds Sold and investment securities portfolio at the dates indicated:


                                                                     December 31,
                                            ------------------------------------------------------------
                                                        1993                             1992
                                            ---------------------------      ---------------------------
                                            Book Value       % of Total      Book Value       % of Total
                                            ----------       ----------      ----------       ----------
Federal Funds Sold .................          $11,250           18.26%         $ 5,750           16.34%
Investment Securities:
 U.S. Govt & Agency securities .....           46,167           74.95           24,923           70.81
 Other .............................               10            0.02               32            0.09
                                              -------          ------          -------          ------
  Sub-total ........................           57,427           93.23           30,705           87.24
 FHLBNY stock ......................            4,170            6.77            4,493           12.76
                                              -------          ------          -------          ------
Total Federal Funds Sold, Investment
 Securities and FHLBNY stock .......          $61,597          100.00%         $35,198          100.00%
                                              =======          ======          =======          ======






                                                                     (In thousands)
                                                                        March 31,
                                        -------------------------------------------------------------------------
                                                 1993                     1992                     1991
                                        -----------------------  -----------------------  -----------------------
                                        Book Value   % of Total  Book Value   % of Total  Book Value   % of Total
                                        ----------   ----------  ----------   ----------  ----------   ----------
Federal Funds Sold .................      $ 6,100       21.17%     $ 6,000       17.42%     $ 4,735       14.43%

Investment Securities:
 U.S. Govt & Agency securities .....       18,192       63.13       23,913       69.44       23,548       71.78
 Other .............................           32        0.11           32        0.09           32        0.10
                                          -------      ------      -------      ------      -------      ------
  Sub-total ........................       24,324       84.41       29,945       86.95       28,315       86.31
 FHLBNY stock ......................        4,493       15.59        4,493       13.05        4,493       13.69
                                          -------      ------      -------      ------      -------      ------
Total Federal Funds Sold, Investment
 Securities and FHLBNY stock .......      $28,817      100.00%     $34,438      100.00%     $32,808      100.00%
                                          =======      ======      =======      ======      =======      ======


Sources of Funds

     General. Deposit accounts have traditionally been the principal source of Statewide's funds for use in lending and for other general business purposes. In addition to deposits, Statewide's available sources of funds are loan and mortgage-backed security repayments, cash flows generated from operations including interest payments on loans and investment securities and fees, and FHLBNY advances.

     Deposits. Statewide attracts both short-term and long-term deposits from the general public by offering a wide assortment of accounts and rates. Statewide offers passbook accounts, checking accounts, N.O.W. accounts, money market accounts, fixed interest rate certificates of deposit with varying maturities and individual retirement accounts ("IRA's"). In recent years, Statewide has de-emphasized the reliance on certificates of deposit and has attempted to increase the relative volume of core deposits, which it considers to be of passbook, checking, N.O.W. and money market accounts. Management believes that core deposits are a much more stable source of funds and are less sensitive to changes in the market level of interest rates. The percentage of average certificates of deposits to average total deposits was 47.2%, 53.4% and 59.3% for the years ending March 31, 1993, 1992 and 1991, respectively.

     Maturity terms, service fees and withdrawal penalties are established by Statewide on a periodic basis. Rates and terms governing accounts are determined based upon funding and liquidity requirements, rates paid by competitors and federal regulations.

     The tables on the following two pages set forth the average dollar amount of deposits in the various types of savings programs, along with the weighted average effective interest rates paid for the periods indicated.






                                                  For The Nine Months Ended December 31,
                           ------------------------------------------------------------------------------
                                               1993                                    1992
                           --------------------------------------   -------------------------------------
                                              Percent   Weighted                      Percent    Weighted
                                                 of      Average                         of      Average
                               Average         Total    Effective      Average         Total    Effective
                               Balance       Deposits     Rate         Balance        Deposits     Rate
                           -------------     --------   ---------   -------------     --------  ---------
Checking Accounts ...      $   7,589,449        1.75%      .00%     $   7,536,664        1.66%      .00%
N.O.W. Accounts .....         71,808,419       16.59      3.12         69,680,392       15.37      4.05
Money Market Accounts         53,129,761       12.28      2.74         55,713,584       12.29      3.62
Passbook Accounts ...        109,897,842       25.39      2.74        104,177,143       22.98      3.57
                           -------------      ------      ----      -------------      ------      ----
Total Core Deposits .      $ 242,425,471       56.02%     2.77%     $ 237,107,784       52.31%     3.61%

Certificate Accounts
 31 Day .............             42,200         .01%      .69%           214,635         .05%     3.63%
 91 Day .............          7,319,059        1.69      3.04          7,706,925        1.70      3.79
 6 Mo ...............         66,556,947       15.38      3.20         76,843,351       16.95      4.21
 7-9 Mo .............          9,281,795        2.14      3.23         12,272,670        2.71      4.28
 12 Mo ..............         51,086,853       11.80      3.72         62,087,439       13.70      5.11
 18 Mo ..............          2,176,133         .50      3.95          2,434,809         .54      5.88
 24 Mo ..............         13,786,654        3.19      4.97          8,857,133        1.95      6.14
 30 Mo ..............          6,797,938        1.57      5.30          8,738,908        1.93      7.22
 48 Mo ..............          2,784,491         .64      6.79            780,743         .17      7.78
 72 Mo ..............            645,066         .15      7.00            109,225         .02      8.20
 96 Mo ..............            590,580         .14      8.35            473,282         .10      8.35
 36-60 Mo ...........          3,139,550         .73      5.58          3,514,177         .78      7.34
 Fixed Rate IRA .....         20,838,093        4.82      5.51         16,870,096        3.72      6.61
 Variable Rate IRA ..          4,432,933        1.02      3.50         14,614,987        3.22      5.48
 Passbook Rate IRA ..            864,375         .20      2.74            640,609         .14      3.66
                           -------------      ------      ----      -------------      ------      ----
Total Certificates ..        190,342,664       43.98%     3.93%       216,158,990       47.69%     5.03%
                           -------------      ------      ----      -------------      ------      ----
Total Deposits ......      $ 432,768,135      100.00%     3.28%     $ 453,266,774      100.00%     4.28%
                           =============      ======      ====      =============      ======      ====






                                                             For The Year Ended March 31,
                        -------------------------------------------------------------------------------------------
                                      1993                         1992                            1991
                        ------------------------------ ---------------------------- -------------------------------
                                      Percent Weighted              Percent Weighted              Percent Weighted
                                        Of     Average                Of     Average                Of     Average
                           Average     Total  Effective  Average     Total  Effective  Average     Total  Effective
                           Balance   Deposits   Rate     Balance   Deposits   Rate     Balance   Deposits   Rate
                        ------------ -------- ------- ------------ --------  ------ ------------ -------- ---------
Checking Accounts ...   $  7,680,359    1.71%  0.00%  $  6,213,093    1.36%  0.00%  $  5,409,146    1.16%  0.00%
N.O.W. Accounts .....     69,840,110   15.52   3.90     56,331,922   12.29   5.91     34,866,359    7.48   7.14
Money Market Accounts     55,531,697   12.34   3.48     55,548,807   12.12   5.16     56,989,912   12.22   6.01
Passbook Accounts ...    104,767,161   23.27   3.44     95,521,914   20.84   5.11     92,336,786   19.80   5.73
                        ------------  ------   ----   ------------  ------   ----   ------------  ------   ----
Total Core Deposits .   $237,819,327   52.84%  3.47%  $213,615,736   46.61%  5.18%  $189,602,203   40.66%  5.91%

Certificate Accounts
 31 Day .............        215,524     .05%  3.51%       206,475     .05%  5.38%       209,804     .04%  5.73%
 91 Day .............      7,649,230    1.70   3.65     11,079,242    2.42   5.47     15,154,225    3.25   7.74
 6 Mo ...............     75,742,148   16.83   4.05     89,473,210   19.52   6.11     97,477,192   20.90   7.94
 7-9 Mo .............     11,891,180    2.64   4.13     17,242,331    3.76   6.34     25,767,049    5.53   8.13
 12 Mo ..............     60,049,853   13.34   4.85     71,440,807   15.59   6.95     80,218,042   17.20   8.35
 18 Mo ..............      2,373,312     .53   5.58      2,748,535     .60   7.28      2,732,419     .59   8.21
 24 Mo ..............      9,387,674    2.09   5.94      5,740,406    1.25   7.66      5,641,624    1.21   8.31
 30 Mo ..............      8,419,580    1.87   6.92      9,612,155    2.10   7.85     11,517,452    2.47   8.23
 48 Mo ..............        782,155     .17   7.78        896,069     .20   7.77        947,620     .20   7.82
 72 Mo ..............        105,312     .02   8.19        119,218     .03   7.93        185,161     .04   8.17
 96 Mo ..............        477,028     .11   8.35        443,328     .10   8.35        414,848     .09   8.36
 36-60 Mo ...........      3,751,888     .83   7.12      2,605,028     .57   8.08      2,041,067     .44   8.23
Fixed Rate IRA ......     17,487,115    3.89   6.43     12,845,794    2.80   7.16      2,678,634     .57   6.82
Variable Rate IRA ...     13,232,944    2.94   5.31     19,681,342    4.29   6.93     31,686,441    6.79   8.92
Passbook Rate IRA ...        670,320     .15   3.51        513,191     .11   5.22         54,739     .01   5.97
                        ------------  ------   ----   ------------  ------   ----   ------------  ------   ----
Total Certificates ..    212,235,263   47.16%  4.84%   244,647,131   53.39%  6.62%   276,726,317   59.34%  8.20%
                        ------------  ------   ----   ------------  ------   ----   ------------  ------   ----
Total Deposits ......   $450,054,590  100.00%  4.12%  $458,262,867  100.00%  5.95%  $466,328,520  100.00%  7.27%
                        ============  ======   ====   ============  ======   ====   ============  ======   ====




     The following table shows rate information for Statewide's certificates of deposits at the dates indicated and maturity information at December 31, 1993.


                                                                  Period to Maturity from December 31, 1993
                         At December 31,          ----------------------------------------------------------------------------
                  ----------------------------       Within           One to         Two to          Over
                      1993            1992          One Year        Two Years     Three Years     Three Years         Total
                  ------------    ------------    ------------    ------------    ------------    ------------    ------------
Certificates
  of Deposits
3.99% or less     $144,612,901    $115,750,306    $135,286,255    $  9,326,646    $          0    $          0    $144,612,901
4.00% to 4.99%      18,479,143      46,865,831       6,243,091       8,843,898       3,350,482          41,672      18,479,143
5.00% to 5.99%      11,364,586      19,361,136       4,568,977       1,499,504       4,025,986       1,270,119      11,364,586
6.00% to 6.99%       2,574,503      10,849,903       1,371,906         990,056         212,541               0       2,574,503
7.00% to 7.99%       5,751,406       9,621,628         784,009       3,901,399       1,065,998               0       5,751,406
8.00% to 8.99%         617,181         766,525         155,199         447,429          14,553               0         617,181
                  ------------    ------------    ------------    ------------    ------------    ------------    ------------
 Total .......    $183,399,720    $203,215,329    $148,409,437    $ 25,008,932    $  8,669,560    $  1,311,791    $183,399,720
                  ============    ============    ============    ============    ============    ============    ============


     The following table shows rate information for Statewide's certificates of deposits at the dates indicated and maturity information at March 31, 1993.

                                                                           Period to Maturity from December 31, 1993
                              At March 31,                --------------------------------------------------------------------
                ----------------------------------------     Within         One to      Two to         Over
                    1993          1992           1991       One Year      Two Years   Three Years   Three Years      Total
                ------------  ------------  ------------  ------------  ------------  ------------  ------------  ------------
Certificates
 of Deposits
3.99% or less   $152,794,397  $          0  $          0  $150,121,273  $  2,673,124  $          0  $          0  $152,794,397
4.00% to 4.99%    14,902,944    94,427,222             0       737,142    10,476,576     3,540,224       148,002    14,902,944
5.00% to 5.99%    14,604,298    76,241,070     1,874,000     6,366,092     2,890,588     1,378,713     3,968,905    14,604,298
6.00% to 6.99%     8,212,159    38,527,114    67,102,000     5,568,906       256,243     1,835,406       551,604     8,212,159
7.00% to 7.99%     7,178,212    19,326,405   170,417,062     2,549,839     1,953,169     1,991,312       683,892     7,178,212
8.00% to 8.99%       660,645     1,427,611    24,608,000       166,129       478,938        15,578             0       660,645
                ------------  ------------  ------------  ------------  ------------  ------------  ------------  ------------
 Total .......  $198,352,655  $229,949,422  $264,001,962  $165,509,381  $ 18,728,638  $  8,761,233  $  5,353,403  $198,352,655
                ============  ============  ============  ============  ============  ============  ============  ============

     The following   table sets  forth the  maturity   dates of  Statewide's
certificates of deposit and other deposits of $100,000 or more:


                                                      Amount
                                                      ------
                    Maturity Period               (In Thousands)
                    ---------------
                   Three Months or Less ........      $21,410
                   Three Through Six Months ....        1,672
                   Six Through Twelve Months ...        2,028
                   Over Twelve Months ..........        1,800
                                                      -------
                     Total .....................      $26,910
                                                      =======


     Borrowings. Statewide's principal source of borrowings in past years has been advances from the FHLBNY. Statewide has utilized these advances when available loan and investment yields significantly exceeded the cost of borrowings and as an interest rate risk management tool when the cost of longer term advances is significantly lower than the rates required to attract longer term certificates of deposit.

     The following table sets forth the maximum month-end balance and average balance of FHLBNY advances for the periods indicated:


                                For the Nine Months Ended
                                       December 31,                    For the Year Ended March 31,
                               ---------------------------     -------------------------------------------
                                  1993             1992            1993            1992            1991
                               -----------     -----------     -----------     -----------     -----------
MAXIMUM BALANCE:
 FHLBNY Advances ............  $48,966,666     $55,216,666     $55,216,666     $52,149,999     $65,329,981
AVERAGE BALANCE:
 FHLBNY Advances ............   39,148,348      47,677,058      48,729,166      45,154,166      46,912,499
 Weighted average interest
  rate of FHLBNY Advances ...         7.41%           7.18%           6.16%           7.50%           8.84%





     The following table sets forth certain information as to FHLBNY advances at the dates indicated:



                                           At December 31,                              At March 31,
                                    -----------------------------      ----------------------------------------------
                                       1993              1992             1993              1992             1991
                                    -----------       -----------      -----------       -----------      -----------
FHLBNY Advances .................   $39,366,666       $51,666,666      $45,091,666       $43,391,666      $49,191,666
Weighted average interest
 rate of FHLBNY Advances ........         7.41%             7.18%            7.64%             8.23%            8.69%


Competition

     Statewide faces  substantial   competition in  attracting   deposits and
creditworthy borrowers from other savings institutions, commercial banks, money market and mutual funds, credit unions and other investment vehicles. The ability of Statewide to attract and retain deposits depends on its ability to provide an investment opportunity that satisfies the requirements of investors as to a rate of return, liquidity, risk and other factors. Competition for depositors funds and for creditworthy loan customers in Statewide's Northern New Jersey market area is intense and involves local institutions as well as large New York City institutions.

Properties

     Statewide conducts its business through 13 branch offices, including its home office at 70 Sip Avenue, Jersey City, New Jersey.

Legal Proceedings

     Statewide is involved from time to time as a party to legal proceedings occurring in the ordinary course of its business. Statewide believes that none of these proceedings would, if adversely determined, have a material effect on Statewide's consolidated financial condition or results of operations.

Employees


     At December 31, 1993, Statewide had a total of 149 full-time employees and 43 part-time employees. None of Statewide's employees are represented by a collective bargaining unit. Management considers its employee relations to be good.



Subsidiary Activities


     As of December 31, 1993, Statewide was the 100% owner of the following subsidiaries:

     Statewide Financial Services, Inc. Statewide Financial Services, Inc. holds a New Jersey corporate insurance license. Statewide sells tax-deferred annuity investment products and term life insurance to its customers through Statewide Financial Services, Inc. During the fiscal years ended March 31, 1993 and March 31, 1992, Statewide Financial Services, Inc. earned $456,120 and $187,749 in commission income, respectively. During the nine months ended December 31, 1993
and December  31,  1992,   commission earnings  were  $312,956  and  $292,951,
respectively.

     Seventy Sip Corp. Seventy Sip Corp. is a joint venture partner in a residential real estate development project located in Little Egg Harbor, New Jersey. Due to a decrease in sales activity, the joint venture is experiencing financial difficulty. Statewide does not intend to invest any additional funds in Seventy Sip Corp. to support the joint venture, nor is it obligated to do so. In April 1993, the construction lender to the joint venture accepted a deed to the real estate development in lieu of repayment of the construction loan. In addition, the construction lender agreed to replace letters of credit that were issued by Statewide to secure improvements that were to be made by the joint venture. These letters of credit totalled $1.8 million. As of December 31, 1993, Statewide's investment in the joint venture was zero. See "BUSINESS OF STATEWIDE--Investment Activities."



               SELECTED CONSOLIDATED FINANCIAL DATA OF WASHINGTON

     Set forth below are selected consolidated financial and other data of Washington. This financial data (other than ratios) for the five years ended December 31, 1993 are derived from the Consolidated Financial Statements of Washington. The data should be read in conjunction with the consolidated financial statements, related notes, and other financial information included in this Prospectus.




                                SELECTED CONSOLIDATED FINANCIAL DATA OF WASHINGTON

                                                                           Year Ended December 31,
                                                          ---------------------------------------------------------
                                                             1993        1992        1991       1990         1989
                                                          ---------   ---------   ---------   ---------   ---------
                                                                 (dollars in thousands, except per share data)
Operating Data:
Interest income .......................................   $  18,557   $  21,879   $  27,594   $  31,301   $  33,142
Interest expense ......................................       8,812      12,190      19,119      22,543      23,730
                                                          ---------   ---------   ---------   ---------   ---------
Net interest income ...................................       9,745       9,689       8,475       8,758       9,412
Provision for losses on loans .........................         420       1,100       1,500       2,350       6,927
                                                          ---------   ---------   ---------   ---------   ---------
Net interest income after provision for losses on loans       9,325       8,589       6,975       6,408       2,485
Other income ..........................................         949       2,290       2,569         859         585
Other expenses ........................................       8,768       8,694       9,306      10,674       7,959
                                                          ---------   ---------   ---------   ---------   ---------
Income/(loss) before income taxes, extraordinary items
 and change in accounting principle ...................       1,506       2,185         238      (3,407)     (4,889)
Income tax expense/(benefit) ..........................      (1,018)        628         552      (1,538)       (989)
                                                          ---------   ---------   ---------   ---------   ---------
Income/(loss) before extraordinary items and change
 in accounting principle ..............................       2,524       1,557        (314)     (1,869)     (3,900)
Extraordinary items ...................................        --           539      (1,034)       --          --
Change in accounting principle ........................         300        --          --          --          --
                                                          ---------   ---------   ---------   ---------   ---------
Net income/(loss) .....................................   $   2,824   $   2,096   $  (1,348)  $  (1,869)  $  (3,900)
                                                          =========   =========   =========   =========   =========

Per Share Data:
Weighted average number of common shares
 outstanding (in thousands) ...........................       2,297       2,276       2,264       2,264       2,262
Dividends per share ...................................   $    --     $    --     $    --     $    0.07   $    0.28
Income per share:
 Income before extraordinary item and cumulative
  effect of change in accounting principle ............   $    1.10   $    0.68   $   (0.14)  $   (0.83)  $   (1.72)
 Extraordinary items ..................................        --          0.24        (.46)       --          --
 Cumulative effect of change in accounting principle ..         .13        --          --          --          --
                                                          ---------   ---------   ---------   ---------   ---------
 Net income per share .................................   $    1.23   $    0.92   $   (0.60)  $   (0.83)  $   (1.72)
                                                          =========   =========   =========   =========   =========

Balance Sheet Summary:
Investment and mortgage-backed securities .............   $  92,264   $  67,576   $  56,455   $  79,904   $  57,677
Loans, net ............................................     170,185     191,501     195,508     230,557     244,714
Total assets ..........................................     282,635     285,771     293,727     337,626     351,281
Deposits ..............................................     246,043     252,623     259,021     275,327     273,383
Advances from FHLB ....................................         400        --          --        28,500      40,500
Stockholders' equity ..................................      33,541      30,469      28,216      29,215      30,830

Performance Ratios:
Return on average assets ..............................        0.99%       0.72%      (0.42%)     (0.54%)     (1.08%)
Return on average equity ..............................        8.98        7.21       (4.72)      (6.16)     (11.16)
Dividend payout .......................................        --          --          --         (8.43)     (16.54)
Average equity to average assets ......................       11.04       10.03        8.91        8.78        9.70
Net interest margin ...................................        3.58        3.55        2.80        2.65        2.69

Asset Quality Ratios:
Allowance for losses on loans to total loans, net .....        1.66%       1.45%       1.53%       1.12%       1.93%
Allowance for losses on loans to non-performing loans .       21.84       31.52       17.97       14.86       27.01
Allowance for losses on loans and REO to non-performing
 assets (excluding loans past due 90 days
 or more and accruing) ................................       21.49       19.39       14.14       12.00       18.77
Non-performing loans to total loans, net ..............        7.61        4.60        8.51        7.52        7.14
Non-performing assets to total loans, net plus other
 real estate, net .....................................       11.30       10.66       14.03       11.83        9.96
Non-performing assets (excluding loans past due
 90 days or more and accruing) to total loans, net
 plus other real estate, net ..........................       11.30       10.66       14.03       11.83        9.96
Net charge-offs to average loans, net .................        0.19        0.66        0.47        1.89        2.07





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                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

     During 1993, Washington and Washington Savings experienced the following:

     (A) The Bankruptcy Loan. During the first quarter, a Chapter 11 bankruptcy petition was filed by the obligor of an approximately $9.0 million loan, a loan
on which   Washington   Savings   currently   has a  first   mortgage and  an
assignment-of-rents (the "Bankruptcy Loan"). On November 10, 1993, the Court dismissed the bankruptcy petition. Nevertheless, Washington did not receive any of the rental payments from April 1993 through November 1993, as the payments were made to a debtor-in-possession account and, pursuant to a Court Order, were released to the City of Philadelphia to pay a substantial portion of property tax arrearages. Rental payments were resumed to Washington in December 1993. The interest income which would have been recorded had the rental payments been received and the actual income recorded approximated $580,000 and $295,000, respectively, for the year ended December 31, 1993. Washington continues to classify the Bankruptcy Loan as a nonaccrual loan.

     Management believes that, based on an August 2, 1993 appraisal of $12.2 million, Washington has adequate collateral with respect to the Bankruptcy Loan and anticipates collection of the outstanding principal balance thereof. Washington anticipates that the Bankruptcy Loan will be renegotiated during 1994. At December 31, 1993, there was no accrued interest receivable on Washington's financial statements for the Bankruptcy Loan and approximately $264,000 of the allowance for losses on loans was specifically reserved against the Bankruptcy Loan.

     The Bankruptcy Loan is secured by an approximately 450,000 square foot building which is rented to the IRS under a lease which is cancelable by the IRS upon 60 days' notice. The building is situated in northeast Philadelphia in a site with two other IRS facilities. The IRS announced in early December 1993 that this site will be converted into a customer service center with an approximate loss of 2,500 permanent and seasonal jobs. It has been reported in the press that the process of reducing the workforce at the northeast Philadelphia center will begin in 1996 and be completed in 1999. The effect, if any, of the conversion and reduction in workforce on the building securing this loan is unknown at this time.

     (B) Regulatory Restrictions Rescinded. During the third quarter, the FDIC completed its examination of Washington Savings as of August 2, 1993. As a result of that examination, the FDIC and the Banking Department rescinded the Memorandum of Understanding which Washington Savings had signed on December 22, 1992 with the FDIC and the Banking Department in connection with their examination as of July 13, 1992.

     Subsequently, the FRB completed an off-site analysis of Washington. As a result of that analysis, in January 1994, the FRB rescinded the Memorandum of Understanding, which Washington had signed on August 13, 1991 with the FRB in connection with its examination as of December 31, 1990.

     (C) Prepayment. During the fourth quarter, a first mortgage of $7.0 million and a revolving line of credit of $1.4 million to one borrower were prepaid (the "Prepaid Loan"). These performing loans, which had a weighted average yield of 9.8%, had collectively been Washington's second largest loan concentration and had been one of two loan concentrations, the other being the Bankruptcy Loan, with a concentration greater than 10% of stockholders' equity.

Net Income

     Net income for the year ended December 31, 1993 was $2.8 million, or $1.23 per share, as compared with net income of $2.1 million, or $0.92 per share, for the year ended December 31, 1992. Income before extraordinary item and change in accounting principle for the year ended December 31, 1993 was $2.5 million, or $1.10 per share, as compared with income before extraordinary item and change in accounting principle of $1.6 million, or $.68 per share, for the year ended December 31, 1992. Included in 1993 net income is $300,000, or $0.13 per share, due to the cumulative effect of a change in accounting for income taxes. During 1992, an extraordinary credit in the amount of $539,000, or $.24 per share, was recorded to utilize net operating loss carryforwards. There were no extraordinary items in 1993.

     A comparison between the two most recent years' net income, and income before extraordinary items and cumulative effect of change in accounting principle, is significantly affected by income tax matters. In 1993, an income tax benefit of $1.0 million was recorded as a result of a $809,000 reduction in the deferred tax asset valuation allowance (to a zero balance) and an income tax refund of $747,000, offset by current taxes of approximately $538,000. In 1992, income tax expense of $628,000 was a result of current taxes.




     Excluding the above items, income before income taxes, extraordinary items, and cumulative effect of change in accounting principle decreased to $1.5 million for the year ended December 31, 1993 from $2.2 million for the year ended December 31, 1992. The decrease of approximately $700,000 was primarily the result of a decrease in net security gains of $1.6 million; an increase in REO expense (net) of $286,000; and a decrease in gains on sale of loans of $40,000. These items were partially offset by a decrease in the provision for losses on loans of $680,000; a decrease of $214,000 in occupancy and equipment expense; a $187,000 gain on sale of a bank building in 1993; interest income of $136,000 on the aforementioned income tax refund; and an increase in net interest income of $57,000. For a more detailed discussion of each such item, see "Results of Operations--1993 Compared to 1992."


Securities Portfolio

     Two main objectives of the securities portfolio is to maintain a high standard of quality and liquidity. Quality is dictated by the investment policy which permits, but is not limited to, investment in Federal funds sold, U.S. Treasury securities, U.S. government agency securities, corporate bonds and notes with a minimum rating of AA, commercial paper, bankers acceptances and certain mortgage-backed securities. Except for the required investment in equity securities of the Federal Home Loan Bank of New York (the "FHLB"), investment in equity securities is not permitted by the investment policy. The liquidity objective is to maintain sufficient liquidity for deposit withdrawals, loan demand and operating expenses.

     During 1993, the Financial Accounting Standards Board (the "FASB") issued and Washington adopted Statement of Financial Accounting Standards No. 115:
"Accounting for Certain Investments in Debt and Equity Securities" ("SFAS 115").
SFAS  115  requires   entities to  classify their  securities into  either a
held-to-maturity,  available-for-sale or trading category. Most of Washington's
securities are  classified as   available-for-sale   securities because  such
securities may be sold prior to maturity for various reasons, even though management currently does not intend to sell such securities. Available-for-sale securities are accounted for at fair value with fair value changes reported as a separate component of stockholders' equity, net of applicable taxes. The cumulative effect of the change in accounting principle as of the end of fiscal year 1993 was to increase the carrying value of securities by $286,000, decrease the net deferred tax asset by $100,000 and increase stockholders' equity by $186,000.

     Below are the combined carrying values of securities available-for-sale and held-to-maturity at year-end for the last three years:
                                                          December 31,
                                               ---------------------------------
                                                 1993         1992         1991
                                               -------      -------      -------
                                                    (Dollars in thousands)

Short-term securities:
 Federal funds sold .....................      $ 1,900      $ 3,000      $18,300
                                               -------      -------      -------
Investment securities:
 U.S. Treasury ..........................       65,368       19,090       52,786
 U.S. Government agencies ...............          505        5,611         --
 Corporate bonds and notes ..............        4,139       24,841         --
 Other securities .......................        1,577        9,188         --
                                               -------      -------      -------
  Total investment securities ...........       71,589       58,730       52,786
                                               -------      -------      -------
Mortgage-backed securities ..............       18,964        7,213        1,517
                                               -------      -------      -------
  Total securities portfolio ............      $92,453      $68,943      $72,603
                                               =======      =======      =======

     At December 31, 1993 and 1991, there were no securities to any one issuer (other than the Federal government) which exceeded 10% of stockholders' equity. At December 31, 1992, aggregate securities totalling $4.2 million with General Electric Corporation and $3.6 million with IBM Credit Corporation were the only securities to any one issuer (other than the Federal government) which exceeded 10% of stockholders' equity. Reference is made to footnote 3 of the Notes to Consolidated Financial Statements for information concerning market values, gross unrealized gains and losses, and weighted average yields of investment and mortgage-backed securities.

     Short-term securities. Short-term securities are comprised solely of overnight Federal funds sold. Federal funds sold averaged $6 million, $12 million and $7 million in 1993, 1992 and 1991, respectively, while year end balances were $1.9 million, $3.0 million and $18.3 million, respectively. The average amount of Federal funds sold for 1992 was higher than comparable years because Washington Savings had excess funds from the sale of U.S. Treasury securities which were invested in overnight Federal funds sold until certain callable securities were available. The large Federal funds position at year end 1991 was due to sales of performing loans during the last week of 1991.




     Investment   securities.   Investment   securities   (including securities
available for sale) were $71.6 million at December 31, 1993 as compared to $58.7 million at December 31, 1992, and averaged $54.3 million in 1993 as compared to $53.0 million in 1992. The 1993 year end balance is significantly higher than the comparable 1992 balance because funds from the Prepaid Loan were placed in investment securities. The 1993 average balance is only slightly more than the comparable 1992 average balance because the Prepaid Loan was prepaid in the fourth quarter of 1993. As of December 31, 1992, 75% of U.S. Government agencies and corporate bonds and notes had call dates at various times during 1993 and 1994. As anticipated, $18.8 million of such investment securities were called during 1993. In addition, there were $12.6 million of sales and $17.0 million of maturities. A portion of the proceeds from such calls, sales, and maturities were used to purchase $62.6 million of investment securities with a weighted average yield of 4.28% and a weighted average maturity of 3.1 years. The majority of the purchases were U.S. Treasury securities. At December 31, 1993, there were $5.6 million of securities with 1994 call dates.

     Mortgage-Backed    Securities.    Mortgage-backed   securities   (including
securities available for sale) were $19.0 million at December 31, 1993 as compared to $7.2 million at December 31, 1992, and averaged $18.9 million in 1993 as compared to $2.6 million in 1992. The increases in both the 1993 year-end balance and 1993 average balance were due to a change in investment strategy. Proceeds from loan payoffs and investment security maturities and calls were used to purchase mortgage-backed securities of $23.2 million during 1993. At the time of purchase, these securities had an estimated weighted average life of approximately 2.9 years and a weighted average yield to average life of 6.05%. However, due to declining interest rates during 1993, prepayments
on the  mortgage-backed   securities   portfolio occurred  more rapidly  than
originally anticipated, resulting in increased premium amortization of $227,000 during 1993. The effect of increasing premium amortization was to decrease the weighted average yield on the mortgage-backed portfolio 120 basis points to 4.85% for 1993.


Loans; Nonperforming Assets; REO; and Allowance for Losses on Loans and REO

     Loans. Total loans (including loans held for sale) were $174.0 million at December 31, 1993 as compared to $195.4 million at December 31, 1992, and averaged $189.2 million in 1993 as compared to $201.8 million in 1992. The primary reasons for the decrease in loans was the prepayment of the Prepaid Loan and the sale of $8.7 million of one-to-four family performing mortgage loans. As of December 31, 1993, there were approximately $4.9 million of loans classified as held for sale as compared to $9.0 million at December 31, 1992. The primary market area for lending encompasses Hudson and Bergen counties, New Jersey.

     Below are the year-end balances and percentages of year-end total loans, excluding loans held for sale, for the most recent five years:

                                                                 December 31,
                       -----------------------------------------------------------------------------------------------------
                               1993                1992                1991                1990                  1989
                       -----------------   -----------------   -----------------   -------------------   -------------------
                        Amount   Percent    Amount   Percent    Amount   Percent    Amount    Percent     Amount    Percent
                       --------  -------   --------  -------   --------  -------   --------   -------    --------   -------
                                                            (Dollars in thousands)
Real estate:
 1-4 family ........   $109,211    64.58%  $125,858    67.51%  $135,133    67.64%  $162,612    69.22%  $166,823      66.37%
 Multifamily/
  commercial .......     53,860    31.85     52,743    28.29     55,940    28.00     58,993    25.11     58,561      23.30
 Construction ......      3,283     1.95      2,533     1.36      1,449     0.73      2,192     0.93      3,530       1.41
                       --------   ------   --------   ------   --------   ------   --------   ------   --------     ------
TOTAL REAL ESTATE
 LOANS .............    166,354    98.38    181,134    97.16    192,522    96.37    223,797    95.26    228,914      91.08
Commercial/financial      1,422     0.84      3,552     1.91      4,081     2.04      5,275     2.25     11,539       4.59
Consumer and other
 loans .............      1,322     0.78      1,731     0.93      3,176     1.59      5,859     2.49     10,894       4.33
                       --------   ------   --------   ------   --------   ------   --------   ------   --------     ------
TOTAL LOANS ........    169,098   100.00%   186,417   100.00%   199,779   100.00%   234,931   100.00%   251,347     100.00%
                       ========   ======   ========   ======   ========   ======   ========   ======   ========     ======
Less: Allowance for
 losses on loans,
 deferred loan fees
 and unearned
 income ............      3,765               3,916               4,271               4,374               6,633
                       --------            --------            --------            --------            --------
NET LOANS ..........   $165,333            $182,501            $195,508            $230,557            $244,714
                       ========            ========            ========            ========            ========





     One-to-Four    Family   Mortgage    Loans--Conventional    mortgage   loans
collateralized by mortgages on one-to-four family residences are obtained primarily from existing customers, mortgage brokers, and referrals by real estate brokers and local attorneys. Washington offers fixed rate loans and adjustable rate mortgage ("ARM") loans, the interest rates on which adjust generally based on half-year, 1 year and 3 year Treasury indices. During 1993, Washington originated approximately $11.4 million of one-to-four family loans, sold or identified for sale $9.5 million, transferred to REO $1.5 million, incurred charge offs of $0.3 million and received principal payments of $16.8 million.

     Of the one-to-four family loans, 82.2% and 88.1% were ARM loans at December 31, 1993 and 1992, respectively. ARM loans generally have annual interest rate adjustment limitations of 1% to 2% and a lifetime interest rate adjustment limitation of 6%. These limitations, based on the initial rate, limit the interest rate sensitivity of such loans during a period of rapidly changing interest rates. The interest rate adjustments of ARM loans may increase the likelihood of refinances during periods of substantial declining interest rates and increase the likelihood of delinquencies during periods of substantial rising interest rates.

     Multi-family/Commercial Real Estate Loans--The mortgage loan portfolio includes mortgage loans collateralized by multi-family, mixed-use and commercial real property. The multi-family real property serving as collateral for these loans consists primarily of residential buildings with ten or fewer residential units, as well as buildings with four or fewer residential units where at least one of the units is used for commercial purposes. During 1993, Washington
originated   $11.6  million of   multi-family/commercial   real estate  loans,
transferred to REO $1.9 million, charged off $0.2 million and received principal payments of $8.3 million, the largest of which was the $7.0 million first mortgage relating to the Prepaid Loan.

     As of December 31, 1993, there were seven commercial real property loans greater than $1 million, which loans approximated $20.2 million, or 37.5%, of the multi-family/commercial real estate portfolio. The largest of these loans is the Bankruptcy Loan. The remaining six loans are performing. Refer to the "Overview" section for a discussion of the Bankruptcy Loan.

     Certain of the multi-family/commercial mortgage loans are "balloon" loans, which are amortized over significantly longer periods than their term to maturity. These loans involve a greater risk to Washington because the principal amount may not be significantly reduced prior to maturity. Moreover, upon maturity, changes in the financial condition of the borrower may affect the ability of the borrower to repay the loan. At December 31, 1993 and 1992, the multi-family/commercial mortgage loan portfolio included $29.4 million and $17.9
million    of    "balloon"    loans,    comprising    54.6%    and    34.0%   of
multi-family/commercial loans, and comprising 17.4% and 9.6% of total loans (excluding loans held for sale), respectively.


     Construction Loans--Washington has granted construction loans primarily for the purpose of rehabilitating multi-family/commercial dwellings. Such loans are generally one year, floating-rate loans. During 1993, Washington originated $3.5 million of construction loans, transferred to REO $0.3 million and refinanced $2.4 million into first mortgages. The amount of undisbursed construction funds was $0.9 million as of December 31, 1993 and $0.2 million as of the prior year-end.


     Commercial/Financial Loans--At year end 1993, the commercial/financial loan portfolio consisted primarily of two revolving lines of credit to one borrower whose collective balance was $1.2 million. These lines of credit are used for real estate development and are collateralized by various properties with an aggregate loan-to-value ratio of less than than 50%. Washington has discontinued making commercial and financial loans except to honor existing revolving lines of credit to such borrower.


     During 1993, Washington honored $1.1 million of drawdowns against existing lines of credit to performing loan borrowers, transferred to REO $0.2 million, and received principal payments of $3.1 million, the largest of which was a $1.4 million line of credit prepayment relating to the Prepaid Loan.


     Consumer and Other Loans--Washington has granted both collateralized and uncollateralized personal loans, automobile loans, loans collateralized by deposit accounts, second mortgages on principal residences and second mortgages on investment residential properties. Such second mortgages represented $0.7 million, or 53.8%, of total consumer and other loans as of December 31, 1993, as compared to $1.1 million, or 64.5%, of total consumer and other loans as of December 31, 1992. Such second mortgages generally are limited to the difference between 75% of





the appraised  value of the property  and the amount of other indebtedness collateralized thereby. Generally, the current terms of second mortgage loans have maturities of 1 or 3 years with a maximum 15-year
amortization.   Upon maturity,  Washington will  either demand  repayment or renegotiate the loan. Also during 1993, a new home improvement loan product was offered to low and moderate income households and provided home improvement loans aggregating $106,000 to homeowners in Bergen County.


     During 1993, Washington granted $0.4 million of consumer and other loans, transferred to REO $0.3 million, charged-off $0.1 million and received principal payments of $0.4 million.


     Nonperforming Assets. Nonperforming assets are comprised of nonperforming loans (i.e., nonaccrual loans, loans past due over 90 days and still accruing, and troubled-debt restructurings) and REO. Reference is made to footnote 1 of the Notes to Consolidated Financial Statements for an explanation of the
accounting   policies   regarding   nonaccrual loans  and REO.   Troubled-debt
restructurings represent loans (other than loans to individuals for household, family, and other expenditures; and real estate loans secured by one-to-four
family   residential   properties)  to borrowers  who   experienced   repayment
difficulties   for which   concessions were  granted that  provide for  more
preferential terms than the current market for new debt with similar risks. Interest on loans that have been restructured is recognized according to the new terms.


     Below are year-end balances of nonperforming assets and the ratio of nonperforming assets to total assets for the most recent five years:

                                                                                   December 31,
                                                             --------------------------------------------------------
                                                               1993        1992        1991        1990        1989
                                                             --------    --------    --------    --------    --------
                                                                              (Dollars in thousands)


Nonaccrual loans ........................................    $ 12,798    $  8,599    $ 16,022    $ 17,351    $ 17,474
Troubled-debt restructurings ............................         152         207         612        --          --
Loans past due over 90 days and still accruing ..........        --          --          --          --          --
                                                             --------    --------    --------    --------    --------
Nonperforming loans .....................................      12,950       8,806      16,634      17,351      17,474
REO, net ................................................       7,078      12,998      12,563      11,294       7,674
                                                             --------    --------    --------    --------    --------
Nonperforming assets ....................................    $ 20,028    $ 21,804    $ 29,197    $ 28,645    $ 25,148
                                                             ========    ========    ========    ========    ========
Nonperforming assets to total assets ....................         7.1%        7.6%        9.9%        8.5%        7.2%
                                                             ========    ========    ========    ========    ========

     During 1993, nonperforming loans and nonaccrual loans increased 47.1% and 48.8%, respectively, primarily due to the addition of the Bankruptcy Loan to nonaccrual status. Excluding the Bankruptcy Loan, nonaccrual loans were $4.0 million as of December 31, 1993 as compared to $8.6 million as of December 31, 1992, a decrease of 53.5%. The decrease in nonperforming loans, excluding the Bankruptcy Loan, was primarily attributable to bringing current $2.9 million, transferring to REO $2.5 million, receiving repayments of $2.0 million and charging off $0.3 million, offset by additional nonperforming loans of $3.1 million. Refer to the "Overview" section for a discussion of the Bankruptcy Loan.

     With regards to the $152,000 troubled-debt restructured loan, the borrower has remained current with the restructured terms since the restructuring in 1991. At that time, the loan was $616,000; it has been reduced to $612,000 as of December 31, 1991 through payments. During 1992, the loan was partially charged-off in the amount of $285,000 based on data available to Washington. That amount may be recovered in the future if the borrower continues to remain current, although no assurances can be given that such a recovery will occur. All other declines in the loan balance are attributable to repayment of principal. Washington did not recognize any income on this loan during 1993.

     Based upon the accounting policies as more fully described in Note 1 to the Consolidated Financial Statements, there are no loans past due more than 90 days and still accruing.






     Interest on nonperforming loans which would have been recorded based upon original contract terms would have approximated $826,000, $609,000, $975,000,
$824,000  and  $222,000  for the  years  1993,   1992,  1991,  1990  and  1989,
respectively. Interest income on those loans, which was recorded only when received, amounted to $223,000, $416,000, $548,000, $536,000 and $140,000 for
the years 1993, 1992, 1991, 1990 and 1989, respectively.

   Other Real Estate Owned


     REO consists of real estate properties acquired through foreclosure or deed in lieu of foreclosure and "in-substance" foreclosures ("ISF"). ISF represent loans accounted for as foreclosed property even though Washington does not have title to the property. (For an explanation as to why a loan is classified as an ISF, refer to footnote 1 of the Notes to Consolidated Financial Statements). When all other efforts to restructure a loan have failed to produce an equitable resolution of the delinquency, the often time-consuming foreclosure process is initiated. Foreclosure is the final step in the process of realizing some value on a seriously delinquent loan. Management would prefer not to have to foreclose but in order to protect its interest this action sometimes must be taken.


     For the most part, REO is geographically concentrated in New Jersey as described in the table below:

                                                     Amount           Percentage
                                                     ------           ----------
                                                       (Dollars in thousands)

        Hudson County ..................             $4,704              66.4%
        Bergen County ..................                804              11.4
        Other Counties .................              1,570              22.2
                                                     ------             -----
        Total REO ......................             $7,078             100.0%
                                                     ======             =====


     Such geographic concentration has enabled management to develop some expertise in ascertaining property market values and establishing contact with potential purchasers. Below is the activity in REO for the last three years:

                                                         1993                         1992                        1991
                                                ----------------------      ----------------------      ----------------------
                                                 Number of                   Number of                   Number of
                                                Properties      Amount      Properties      Amount      Properties      Amount
                                                ----------      ------      ----------      ------      ----------      ------
                                                                           (Dollars in millions)

Beginning of year ........................           69          $13.0           64          $12.6           58          $11.3
Additions ................................           34            4.2           33            5.3           45            9.6
Sales ....................................          (43)          (9.1)         (28)          (4.0)         (39)          (7.1)
Provision for losses .....................           --           (1.0)          --           (0.9)          --           (1.2)
                                                    ---          -----          ---          -----          ---          -----
End of year ..............................           60          $ 7.1           69          $13.0           64          $12.6
                                                    ===          =====          ===          =====          ===          =====


     Management generally attempts to sell REO as quickly as possible, as is illustrated by the sales of REO as a percent of prior year balances. However, in most situations, the lengthy foreclosure process has hindered management from taking title to REO for at least two years. In certain other cases, management has decided to hold collateral until it is more marketable. In such instances, management may seek to enhance the value of such properties through various
means,   including capital  improvements,   tax appeals,  and procurement  of
development approvals. Of the properties that were in REO as of December 31, 1992, 33 were still in REO as of December 31, 1993 and had a carrying value of $4.2 million as of year-end 1993. Of such 33 properties, the titles to 15 properties aggregating $1.6 million have still not been obtained, primarily due to the lengthy foreclosure process.




     The dollar distribution of REO properties, as of December 31, 1993, is as follows:

                                                            Number of
                                                           Properties       Amount     Average Balance
                                                           ----------    -----------   ---------------
Greater than $500,000 ..................................         1       $ 1,500,000     $ 1,500,000
Greater than $250,000 and less than or equal to $500,000         2           900,000         450,000
Greater than $100,000 and less than or equal to $250,000        21         3,278,000         156,000
Greater than $50,000 and less than or equal to $100,000          9           702,000          78,000
Greater than $0 and less than or equal to $50,000 ......        21           698,000          33,000
Equal to $0 ............................................         6                --              --
                                                                --       -----------     -----------
  Total ................................................        60       $ 7,078,000     $   118,000
                                                                ==       ===========     ===========


     The largest REO property is a six-story 128,000 square foot commercial use building located in Jersey City, New Jersey. The carrying value of $1.5 million at December 31, 1993 represented 21.1% of REO, net at December 31, 1993. For the year ended December 31, 1993, this property incurred carrying costs (net of rental income) of $101,000, while being approximately 70% rented.


   Allowance for Losses on Loans and Allowance for Losses on REO

     The following table presents, for the past five years, information demonstrating the relationship among the allowance for losses on loans, the provision for losses on loans, charge-offs, recoveries, and total and average loans outstanding.

                                                                     December 31,
                                                 ----------------------------------------------------
                                                   1993       1992       1991       1990       1989
                                                 --------   --------   --------   --------   --------
                                                                 (Dollars in thousands)

Allowance, beginning of year .................   $  2,776   $  2,989   $  2,579   $  4,720   $  3,782
                                                 --------   --------   --------   --------   --------
Loans charged-off:
 Real estate .................................        524        932        719      1,525      2,503
 Commercial ..................................         26        325        194      1,434      2,123
 Consumer ....................................         79        313        418      1,880      1,420
                                                 --------   --------   --------   --------   --------
 Total loans charged-off .....................        629      1,570      1,331      4,839      6,046
                                                 --------   --------   --------   --------   --------
Recoveries on loans:
 Real estate .................................        124         97         32        105          1
 Commercial ..................................         81         67        165         77          6
 Consumer ....................................         56         93         44        166         51
                                                 --------   --------   --------   --------   --------
 Total recoveries ............................        261        257        241        348         58
                                                 --------   --------   --------   --------   --------
Net loans charged-off ........................        368      1,313      1,090      4,491      5,988
                                                 --------   --------   --------   --------   --------
Provision for losses on loans ................        420      1,100      1,500      2,350      6,926
                                                 --------   --------   --------   --------   --------
Allowance, end of year .......................   $  2,828   $  2,776   $  2,989   $  2,579   $  4,720
                                                 ========   ========   ========   ========   ========
Total loans outstanding ......................   $169,098   $186,417   $199,779   $234,931   $251,347
                                                 ========   ========   ========   ========   ========
Average loans outstanding during the year ....   $189,233   $201,829   $236,267   $240,008   $294,046
                                                 ========   ========   ========   ========   ========
Net loans charged-off as a percent of
 average loans outstanding ...................       0.19%      0.65%      0.46%      1.87%      2.04%
                                                 ========   ========   ========   ========   ========
Allowance for losses on loans as a percent of:
 total loans outstanding .....................       1.67%      1.49%      1.50%      1.10%      1.88%
                                                 ========   ========   ========   ========   ========
 total nonperforming loans outstanding .......      21.84%     31.52%     17.97%     14.86%     27.01%
                                                 ========   ========   ========   ========   ========




     The 62% reduction in the provision for losses on loans for 1993 reflects a 53% decrease in nonaccrual loans (excluding the Bankruptcy Loan, the principal of which is perceived by management to be adequately collateralized) to $4.0 million; a 6.2% reduction in average loan balances, of which one was the Prepaid Loan; and a decrease in the ratio of net loans charged-off as a percentage of average loans outstanding to 0.19% in 1993 from 0.65% in 1992.

     Asset quality and adequacy of the allowance for losses is monitored on a periodic basis. Additions to the allowance for losses on loans are made through charges against earnings (the provision for losses on loans) and recoveries on previously charged-off loans; the allowance is reduced when loans are determined to be uncollectible and are charged-off. In establishing the amount of the allowance (and hence the amount of the provision) for losses on loans, management establishes percentage allocations with respect to the performing loan portfolio and classified loans. In addition, specific allocations are made for classified loans. In determining percentage allocations for the performing loan portfolio and classified loans, management considers prevailing and anticipated economic conditions, past and anticipated loss experience, the diversification and size of the portfolio, off-balance sheet risks, and the nature and level of nonperforming assets. In analyzing classified loans, management considers the financial status and credit history of the borrower, the value of collateral, the sufficiency of loan documentation, analyses of bank
regulators,   and other  factors   considered   relevant by  management on  a
loan-by-loan basis.

     The entire allowance for losses on loans is available to absorb potential losses from all loans. At the same time, the allowance may be allocated to specific loans or loan categories. For purposes of complying with Securities and Exchange Commission disclosure requirements, the table below presents an allocation of the entire allowance for losses on loans for the past five years. The allocation of the allowance for losses on loans should neither be interpreted as an indication of future charge-offs, nor as an indication that charge-offs in future periods will necessarily occur in these amounts or in the implied proportions. See the table at the beginning of "Loans; Nonperforming Assets; REO; and Allowance for Losses on Loans and REO" for information regarding loans outstanding in each loan category.

                                                                  December 31,
                                                   ------------------------------------------
                                                    1993     1992     1991     1990     1989
                                                   ------   ------   ------   ------   ------
                                                             (Dollars in thousands)

Real estate:
 1-4 family ....................................   $1,485   $1,313   $  953   $1,081   $  905
 Multifamily/commercial ........................    1,287    1,286    1,324      665    1,334
 Construction ..................................       17       11        4        5       35
                                                   ------   ------   ------   ------   ------
 Total allowance for losses on real estate loans    2,789    2,610    2,281    1,751    2,274
 Commercial/financial ..........................       21      110      458      447    1,219
 Consumer and other loans ......................       18       56      250      381    1,227
                                                   ------   ------   ------   ------   ------
 Total allowance for losses on loans ...........   $2,828   $2,776   $2,989   $2,579   $4,720
                                                   ======   ======   ======   ======   ======

     The following table presents, for the past five years, information demonstrating the relationship among the allowance for losses on REO, the provision for losses on REO, charge-offs on REO sold, and total and average REO outstanding:

                                                                               December 31,
                                                       -------------------------------------------------------------
                                                          1993         1992         1991         1990         1989
                                                       ---------    ---------    ---------    ---------    ---------
                                                                          (Dollars in thousands)

Allowance, beginning of year ......................    $   1,802    $   1,328    $     976    $    --      $    --
Provision for losses on REO .......................        1,024          852        1,170        1,673         --
Losses charged-off on REO sold ....................         (946)        (378)        (818)        (697)        --
                                                       ---------    ---------    ---------    ---------    ---------
Allowance, end of year ............................    $   1,880    $   1,802    $   1,328    $     976    $    --
                                                       =========    =========    =========    =========    =========
Total REO outstanding .............................    $   8,958    $  14,800    $  13,891    $  12,270    $   7,674
                                                       =========    =========    =========    =========    =========
Average REO outstanding during the year ...........    $  10,689    $  14,182    $  10,147    $   9,596    $   1,910
                                                       =========    =========    =========    =========    =========
Provision for losses on REO as a percent of
 average REO outstanding ..........................         9.58%        6.01%       11.53%       17.43%         N/A
                                                       =========    =========    =========    =========    =========
Allowance for losses on REO as a percent of
 total REO outstanding ............................        20.99%       12.18%        9.56%        7.95%         N/A
                                                       =========    =========    =========    =========    =========





     The allowance for losses on REO is established through charges to operations in the form of a provision for losses on REO that is reflected (along with real estate taxes, repairs and maintenance, and insurance, net of rental income and net gains on sales of REO) in the expense caption-"REO expense, net." Factors considered in establishing the allowance for losses on REO include appraisals of the fair market value of each property and/or management's assessment of the overall real estate market for that type of property in its condition and location.

     The 1993 provision for losses on REO increased over the 1992 provision for losses on REO primarily due to reducing the carrying value on Washington's largest REO property by $100,000 in 1993. The provision for losses on REO as a percent of average REO outstanding increased to 9.58% from 6.01% due to the sale of a $3.2 million parcel of REO in early 1993. The average balance of REO in 1992 included the $3.2 million and thus lowered the provision for losses as a percent of average REO outstanding. There was no allowance established against the $3.2 million loan.

     The allowance for losses on REO as a percent of total REO outstanding increased to 20.99% in 1993 from 12.18% in 1992 partly due to the aforementioned sale of a $3.2 million parcel of REO, as well as accumulated provisions against the 33 properties aggregating $4.2 million which were included in REO as of December 31, 1993 and 1992.

     In total, during 1993, the provision for losses on loans and REO approximated $1.4 million, of which $420,000 was a provision for losses on loans and $1.0 million was a reduction in the carrying value of REO. The allowances for losses on loans and REO represented 36% of gross non-performing assets (excluding the Bankruptcy Loan) at December 31, 1993 as compared to 21% at December 31, 1992, and represented 21% of gross non-performing assets (including the Bankruptcy Loan) at December 31, 1993 and 1992.


Deposits and FHLB advances

     Washington Savings offers a broad line of deposit accounts, including, but not limited to, savings accounts, certificates of deposit ("CDs"), interest and non-interest bearing checking accounts, individual retirement accounts, holiday club accounts, business checking accounts and low-cost checking accounts. The low-cost checking accounts are offered in connection with the New Jersey Consumer Checking Account Law which recognizes the need to offer low cost checking accounts to all people. Bank policy does not permit funding by brokered certificates of deposit.

     During 1993, Washington Savings continued to reduce rates on its deposit base, reflecting market conditions. The rates on passbook savings decreased 75 basis points to 2.50% at December 31, 1993 from 3.25% at December 31, 1992, a decrease of 23%. The weighted average cost of funds for CDs at December 31, 1993 was 3.98%, as compared to 5.01% at December 31, 1992. As a result of the lower yields on interest-bearing deposits, net withdrawals of CDs were $10.7 million and total interest-bearing deposits decreased $7.2 million during 1993. The average balance of CDs decreased from $142.1 million in 1992 to $127.2 million in 1993, while the average balance of regular savings increased from $95.3 million in 1992 to $102.1 million in 1993. The migration into regular savings accounts improved net interest income since, on average, the rates on regular savings accounts were 141 basis points less than the rates on CDs.

     Washington borrowed $400,000 in long term advances from the FHLB through its Community Investment Program at a below-market interest rate of 4.88%. The funds were used to originate a below-market interest rate loan to a borrower that provides training and job placement assistance for vocationally handicapped and economically disadvantaged individuals.


Results of Operations--1993 Compared to 1992

   Net Interest Income

     Washington is principally engaged in the business of attracting deposits from the general public and investing those funds in adjustable-rate mortgage
loans and  investment securities.   Accordingly,   net interest  income  (the
difference between the income from interest-earning assets, such as loans and investments, and the cost of interest-bearing liabilities, such as deposit accounts and borrowed funds) remains a significant element in earnings.

     The Yield/Cost Analysis sets forth, for the three years ended December 31, 1993, (i) average assets, liabilities and stockholders' equity, (ii) interest
income earned  on   interest-earning   assets and  interest expense  paid on
interest-bearing liabilities, (iii) average yields earned on interest-earning assets and average rates paid on interest-bearing liabilities, (iv) the interest rate spread (i.e., the difference between the average yield on



interest-earning assets and the average cost of interest-bearing liabilities),
(v) the net yield on interest-earning assets (i.e., net interest income as a percentage of average interest-earning assets), and (vi) the ratio of average interest-earning assets to average interest-bearing liabilities. Yields and costs are derived by dividing the interest income and interest expense by the average balance of interest-earning assets and interest-bearing liabilities, respectively, for the years shown. As a result, the effect of including nonperforming loans in the average balances of loans outstanding is to reduce the average yield earned on loans.

                                                                     Yield/Cost Analysis

                                                                         December 31,
                                   ----------------------------------------------------------------------------------------------
                                                1993                         1992                            1991
                                   ----------------------------  -----------------------------   --------------------------------
                                             Interest   Average            Interest    Average             Interest      Average
                                   Average    Income/   Yield/   Average    Income/    Yield/    Average    Income/      Yield/
                                   Balance    Expense    Cost    Balance    Expense     Cost     Balance    Expense       Cost
                                   --------   --------   ----    -------   --------   -------    -------   --------   -----------
                                                                    (Dollars in thousands)

Assets:
Interest-earning assets:
 Loans (1):
 Mortgage ......................   $185,046   $ 14,419   7.79%  $195,565   $ 17,548      8.97%  $227,139   $ 21,790          9.59%
 Commercial and consumer .......      4,187        363   8.67      6,264        493      7.87      9,128        826          9.05
                                   --------   --------          --------   --------             --------   --------
  Total loans ..................    189,233     14,782   7.81    201,829     18,041      8.94    236,267     22,616          9.57
Investment securities ..........     54,295      2,488   4.58     53,048      3,057      5.76     46,882      3,535          7.54
Mortgage-backed securities .....     18,899        916   4.85      2,606        193      7.41     10,438        849          8.13
Federal funds sold .............      5,958        172   2.89     12,412        381      3.07      6,813        372          5.46
Deposits due from banks ........      1,847         48   2.60      1,683         51      3.03        485         23          4.74
Federal Home Loan Bank
 stock, at cost ................      1,708        151   8.84      1,702        156      9.17      2,170        199          9.17
                                   --------   --------          --------   --------             --------   --------
Total interest-earnings assets .    271,940     18,557   6.83    273,280     21,879      8.01    303,055     27,594          9.11
                                   --------   --------   ----   --------   --------   -------   --------   --------   -----------
Noninterest-earnings assets ....     12,892                       16,481                          17,159
                                   --------                     --------                        --------
Total assets ...................   $284,832                     $289,761                        $320,214
                                   ========                     ========                        ========

Liabilities and Stockholders'
 Equity:
Interest-bearing liabilities:
 Regular savings ...............   $102,071      2,976   2.92   $ 95,305      3,764      3.95   $ 80,326      4,356          5.42
 Market-rate certificates ......    127,197      5,510   4.33    142,107      8,004      5.63    164,756     12,148          7.37
Checking and money market
 accounts ......................     11,590        308   2.66     11,517        422      3.66     11,704        645          5.51
Advances from FHLB and
 ESOP debt .....................        363         18   4.96         26          1      3.85     23,558      1,970          8.36
                                   --------   --------          --------   --------             --------   --------

Total interest-bearing
 liabilities ...................    241,221      8,812   3.65    248,955     12,191      4.90    280,344     19,119          6.82
                                   --------   --------          --------   --------             --------   --------
Noninterest-bearing liabilities:
 Other deposits (2) ............     10,844                       11,085                           8,469
 Other liabilities .............      1,332                          647                           2,859
                                   --------                     --------                        --------
  Total noninterest-
   bearing liabilities .........     12,176                       11,732                          11,328
Stockholders' equity ...........     31,435                       29,074                          28,542
                                   --------                     --------                        --------
  Total liabilities and
   stockholders' equity ........   $284,832                     $289,761                        $320,214
                                   ========                     ========                        ========
Net interest income/interest
 rate spread ...................              $  9,745   3.18%             $  9,688      3.11%             $  8,475          2.29%
                                              ========   ====              ========   =======              ========   ===========
Net interest-earnings assets/net
 yield on interest-earnings
 assets ........................   $ 30,719              3.58%   $24,325                 3.55%  $ 22,711                     2.80%
                                   ========              ====    =======              =======   ========              ===========
Ratio of interest-earning
 assets to interest-bearing
  liabilities ..................                         1.13x                           1.10x                               1.08x
                                                         ====                         =======                         ===========

- ---------------
(1) Includes nonperforming loans and loans held for sale, and excludes REO (in-substance and by deed). Also, loan fees are included in interest income.

(2) Includes regular checking and escrow accounts.




     Changes in net interest income are a result of the relative volume of interest-earning assets and interest-bearing liabilities and the rates earned and paid on them, respectively. Net interest income can also be analyzed in terms of the impact of changing rates and changing volumes. Washington's Rate/Volume Analysis reflects the extent to which changes in interest rates and
changes in  the volume  of   interest-earning   assets and   interest-bearing
liabilities have affected Washington's interest income and interest expense during the periods indicated. Changes attributable to both volume and rate have been allocated proportionately.


                                               Rate/Volume Analysis

                                                            1993 compared to 1992                  1992 compared to 1991
                                                      ---------------------------------      ---------------------------------
                                                       Increase (Decrease)                   Increase (Decrease)
                                                              Due to                               Due to
                                                      --------------------                   --------------------
                                                       Volume        Rate         Net        Volume         Rate          Net
                                                      -------      -------      -------      -------      -------      -------
                                                                               (Dollars in thousands)
Interest Income:
 Mortgage loans (1) ............................      $  (944)     $(2,185)     $(3,129)     $(3,029)     $(1,213)     $(4,242)
 Commercial and consumer loans (1) .............         (163)          33         (130)        (259)         (74)        (333)
 Investment securities .........................           72         (641)        (569)         465         (942)        (477)
 Mortgage-backed securities ....................        1,207         (484)         723         (637)         (19)        (656)
 Federal funds sold ............................         (198)         (11)        (209)         306         (297)           9
 Federal Home Loan Bank stock ..................            1           (6)          (5)         (43)        --            (43)
 Deposits due from banks .......................            5           (8)          (3)          57          (29)          28
                                                      -------      -------      -------      -------      -------      -------
  Total interest income ........................          (20)      (3,302)      (3,322)      (3,140)      (2,574)      (5,714)
                                                      -------      -------      -------      -------      -------      -------

Interest Expense:
 Regular savings ...............................          267       (1,055)        (788)         812       (1,404)        (592)
 Market rate certificates ......................         (840)      (1,654)      (2,494)      (1,670)      (2,474)      (4,144)
 Checking and money market accounts ............            3         (117)        (114)         (10)        (213)        (223)
 Advances from FHLB and ESOP debt ..............           13            4           17       (1,968)          (1)      (1,969)
                                                      -------      -------      -------      -------      -------      -------
  Total interest expense .......................         (557)      (2,822)      (3,379)      (2,836)      (4,092)      (6,928)
                                                      -------      -------      -------      -------      -------      -------

Changes in net interest income .................      $   537      $  (480)     $    57      $  (304)     $ 1,518      $ 1,214
                                                      =======      =======      =======      =======      =======      =======

- ---------------
(1) Includes nonperforming loans and loans held for sale, and excludes REO(in-substance and by-deed). Also, loan fees are included in interest income.

     Net interest income increased $57,000, or 0.60%, to $9.7 million in 1993. During 1993, net interest-earning assets increased (primarily due to a reduction in REO), yields of interest-bearing liabilities declined more rapidly than yields of interest-earning assets, and higher costing CDs migrated into lower costing passbook savings accounts. These factors were largely offset by $580,000 of foregone interest from the Bankruptcy Loan. During 1993, the interest rate spread increased slightly to 3.18% from 3.11% in 1992.

     Total interest income decreased $3.3 million, or 15.2%, during 1993, primarily due to $580,000 of foregone interest from the Bankruptcy Loan, lower yields earned on substantially all interest-earning asset categories, and a change in the mix of interest-earning assets. Average yields on Washington's two largest interest-earning assets, the mortgage loan and investment portfolios, declined 118 basis points during 1993. Such declines reflect declining market interest rates and the foregone interest on the Bankruptcy Loan. In addition, the mix of interest-earning assets negatively impacted interest income, as higher yielding assets, such as mortgage loans which earned 7.79% on average in 1993, were sold and reinvested in lower yielding assets, such as mortgage-backed
securities which  yielded  4.85%.   The average  balance of   mortgage-backed
securities increased from $2.6 million in 1992 to $18.9 million in 1993, while the average balances of mortgages loans and commercial and consumer loans decreased from $195.6 million and $6.3 million, respectively, in 1992 to $185.0 million and $4.2 million, respectively, in 1993. The average balance of mortgage-backed securities increased due to purchases which were funded by calls and maturities of investment securities and loan payoffs. The average balance of mortgage loans decreased due to sales of one-to-four family performing mortgage loans and the prepayment of the first mortgage portion of the Prepaid Loan. The decrease in the average balance of commercial and consumer loans reflects the prepayment of the line of credit portion of the Prepaid Loan and other prepayments.




     Total interest expense decreased $3.4 million, or 27.7%, in 1993 due to lower rates paid on most interest-bearing liabilities, a lower average balance of interest-bearing liabilities and a change in the liability mix. Lower rates paid were a result of the declining rate environment. On average, interest rates paid on CDs and regular savings accounts declined 130 basis points and 103 basis points, respectively. The average balance of interest-bearing liabilities decreased $7.7 million, primarily due to a decrease in the average balance of CDs of $14.9 million partially offset by an increase of $6.8 million in the average balance of regular savings accounts. Such liability mix change decreased interest expense since, on average, regular savings accounts cost 141 basis points less than CDs.


 Provision for Losses on Loans

     (Reference is made to "Loans; Nonperforming Assets; REO and Allowance for Losses on Loans and Allowance for Losses on REO" and to footnotes 1 and 4 of the Notes to Consolidated Financial Statements). A provision for losses on loans of $420,000 was recorded in 1993 as compared to $1.1 million in 1992, a decline of 62%. Such lower amount of a provision for losses on loans in 1993 versus 1992 reflects a decrease of 53% in nonaccrual loans (excluding the Bankruptcy Loan,
the   principal of  which is  perceived by   management   to be   adequately
collateralized) to $4.0 million; a 6.2% reduction in net average loan balances, of which one was the Prepaid Loan; and a decrease in the ratio of net loans charged-off as a percentage of average loans outstanding to 0.19% in 1993 from 0.65% in 1992.

     There can be no assurance that the decreasing provision trend over the last five years will continue into the future.


 Other Income

     Total other (i.e. non-interest) income decreased $1.3 million, or 58.6%, during 1993 primarily due to a decrease in gains on sales of securities of $1.6 million partially offset by a gain on sale of a bank building of $187,000 and interest income of $136,000 on an income tax refund. The decline in gains on sale of securities was due to a decrease in sales volume of $59.6 million, to $14.6 million in 1993 versus $74.2 million in 1992.


 Other Expenses

     Total other (i.e. non-interest) expenses increased $74,000, or 0.86%, for 1993 versus 1992. The increase was due to an increase of $286,000, or 24.4%, in REO expense (net) as described in the following table and an increase of $93,000, or 15.7%, in FDIC expense due to an increase in the assessment rate. Offsetting such increases were a decrease of $213,000, or 21.1%, in occupancy expense, due primarily to recognizing costs for a branch closing which took place during 1992; a decrease of $52,000, or 1.5%, in salaries and employee benefits due to reductions in the number of employees and some employee benefits; and a decrease of $40,000, or 1.7%, in other expenses.

     The components of REO expense, net are as follows:

                                                        Year ended December 31,
                                                        -----------------------
                                                           1993          1992
                                                        --------       --------
                                                        (Dollars in thousands)

REO expense, net:
   Provision for losses ..........................       $ 1,024       $   852
   Carrying costs, net of rental income ..........           737           721
   Gain on sale, net .............................          (304)         (401)
                                                         -------       -------
   Total REO expense, net ........................       $ 1,457       $ 1,172
                                                         =======       =======

     The increase in the provision for losses on REO was primarily due to recognizing market value writedowns of $100,000 on Washington's largest REO property in 1993.


 Income Tax Expense

     On January 1, 1993, Washington adopted Statement of Financial Accounting Standards No. 109: "Accounting for Income Taxes" ("SFAS 109"), which resulted in a change in accounting principle and a cumulative benefit of $300,000, or $.13 per share. SFAS 109 requires an asset and liability approach, the objective of which is to establish deferred tax assets and liabilities for temporary differences between the financial reporting basis and the tax basis of assets and liabilities at enacted tax rates expected to be in effect when such amounts are realized or settled.

     During 1993, an income tax benefit of $1.0 million was recorded, reflecting an income tax refund of $747,000, a deferred tax adjustment of $809,000 in order to reduce the valuation allowance since the time of adopting SFAS 109,



and a tax provision of $538,000. Excluding the income tax refund and the deferred tax adjustment, the effective tax rate was 35.7% for 1993. In 1992, income tax expense was $628,000, which was partially offset by the utilization of $539,000 of the 1991 net operating loss carryforward. The effective tax rate in 1992 was 28.7%.


Results of Operations--1992 Compared to 1991

 General

     During 1992, Washington reported a profit for the first time in five years, reporting net income of $2.1 million as compared to a net loss of $1.3 million in 1991. Results from core business operations were $500,000 (net of tax and extraordinary item), while gains from the sale of securities were $1.6 million (net of tax and extraordinary item). Much of the improvement in operations resulted from an increase in net interest income. A substantial part of the improvement in net interest income stemmed from an increase in the interest rate spread caused by the downward spiral of interest rates and the reduction in the cost of funds resulting from the prepayment of FHLB advances at the conclusion of 1991. The gain from the sales of securities was also a direct reflection of the downward spiral of interest rates, since the market value of such assets move in the opposite direction of interest rates.


 Net interest income

     Net interest income increased $1.2 million, or 14.3%, to $9.7 million in 1992. The increase from 1991 was partially due to an improvement in the interest rate spread as the cost of "borrowing" funds from depositors declined more rapidly than the decline in interest rates earned on loans to mortgage customers and partially due to a decrease in the average balance of nonperforming assets from December 31, 1991 to December 31, 1992. As a result, the interest rate spread and net yield on interest-earning assets increased from 2.29% and 2.80%, respectively, in 1991 to 3.11% and 3.55%, respectively, in 1992.

     Total interest income decreased $5.7 million, or 20.7%, during 1992 due to a reduction in the volume of most interest-earning assets, lower yields earned on substantially all interest-earning asset categories, and a change in the mix of interest-earning assets. The average balance of mortgage-backed securities, mortgage loans, and commercial and consumer loans decreased from $10.4 million, $227.1 million and $9.1 million, respectively, in 1991 to $2.6 million, $195.6 million and $6.3 million, respectively, in 1992. The average balance of mortgage-backed securities decreased due to liquidating the portfolio at the end of 1991; the average balance of mortgage loans decreased due to sales of one to four family performing mortgage loans during the fourth quarter of 1991 and during 1992; and the decrease in the average balance of commercial and consumer loans reflects the fact that Washington has virtually discontinued originating commercial and consumer loans since 1988. Average yields on the two largest earning assets, the mortgage loan and investment portfolios, declined 62 and 178 basis points, respectively, during 1992. Such declines reflected declining
market interest  rates. In  addition,  the mix  of interest-earning   assets
negatively impacted interest income as the higher yielding assets mentioned above (mortgage loans earning 8.97%, commercial and consumer loans earning 7.87%, and mortgage-backed securities earning 7.41%) were sold in 1991 and reinvested in lower yielding assets, such as investment securities yielding 5.76% and federal funds sold yielding 3.07%.

     Total interest expense decreased $6.9 million, or 36.2%, in 1992 due to lower rates paid on all interest-bearing liabilities, a lower average balance of interest-bearing liabilities and a change in the liability mix. Lower rates paid were a result of the declining rate environment. On average, interest rates paid on CDs and regular savings accounts declined 174 basis points and 147 basis points, respectively. The average balance of interest-bearing liabilities decreased $31.4 million partially due to repayments of FHLB and ESOP borrowings during 1991, which lowered the average balance $23.6 million, and secondarily, to net withdrawals of $6.7 million in other interest-bearing deposits. The total decrease in the average balance of CDs of $22.6 million was partially offset by a $15.0 million increase in the average balance of regular savings accounts, from $80.3 million in 1991 to $95.3 million in 1992. The liability mix change continued a trend that began in 1991 whereby CD withdrawals are "temporarily" placed in regular savings accounts. Such liability mix change decreased interest expense since the cost of regular savings accounts during 1992, was 10 basis points and 30 basis points less on average than a six-month and one year CD, respectively.


 Provision for Losses on Loans

     A provision for losses on loans of $1.1 million was recorded in 1992 as compared to $1.5 million in 1991, a decline of 27%. Such lower amount of a provision for losses on loans in 1992 versus 1991 reflected a decrease of $6.8 million, or 34%, in the average balance of nonaccrual loans to $13.4 million in 1992 as compared to $20.2 million in




1991. Although the 1992 provision represented an improvement over the provision for the four preceding years, the absolute dollar amount of the provision, especially when coupled with net REO expenses, continued to act as a limitation on profitability.


 Other Income

     Total other (i.e. non-interest) income decreased $279,000, or 10.9%, during 1992 due to a decrease in gains on sales of one-to-four family performing mortgage loans of $1.1 million, offset by an increase in net gains on security sales of $781,000. The lower gains on sales of one-to-four family performing mortgage loans was due to a decrease in sales volume of $24.8 million, or 61.5%, to $15.5 million in 1992 versus $40.3 million in 1991.


 Other Expenses

     Total other (i.e. non-interest) expenses decreased $612,000, or 6.6%, for 1992 versus 1991. Contributing to the improvement in other expenses were a decrease of $764,000, or 39.5%, in REO expense (net); and a $405,000, or 10.3%, decrease in salaries and employee benefits due to lower deferred compensation expense as a result of the fully funded ESOP, a decrease of 9% in full-time equivalent employees and lower costs for some employee benefit plans. Offsetting such improvements were increases in other expenses of $397,000, or 19.9%, due primarily to legal matters, consulting fees, and miscellaneous other operating expenses, and occupancy expense(net) of $141,000, or 16.2%, due primarily to recognizing costs for a branch closing which took place during the third quarter of 1992.


 Income Tax Expense

     During 1992, income tax expense of $628,000 was recorded which reflects an effective tax rate of 28.7%. The effective tax rate differed from the statutory Federal income tax rate of 34% due to a greater bad debts deduction for tax purposes than for financial reporting purposes. Partially offsetting income tax expense was the utilization of $539,000 of the 1991 net operating loss carryforward. Total income tax expense during 1991 was $552,000, primarily due to writing-off the net deferred tax asset as a result of the tax loss carryforward position.

Asset and Liability Management

     The principal objectives of asset and liability management are to manage exposure to changes in the interest rate environment, maintain adequate liquidity and sustain a strong capital base. Asset and liability management is directed by Washington's Operations Committee, whose members consist of certain members of the Board of Directors and senior management. The Asset and Liability Committee ("ALCO"), comprised of certain key officers, is a subcommittee of the Operations Committee that makes recommendations to the Operations Committee regarding the objectives described above.


 Interest Rate Sensitivity

     One of the tools that ALCO utilizes to manage exposure to changes in the interest rate environment is a static GAP analysis, which is a general indicator of the potential future effect that changing rates may have on net interest income. A static GAP analysis demonstrates, as of a particular date, the extent to which assets and liabilities will mature or reprice within a specific time frame. A financial institution is considered asset sensitive within a particular time frame if maturing and repricing assets exceed maturing and repricing liabilities during such time frame. Likewise, a financial institution is considered liability sensitive within a particular time frame if maturing and repricing liabilities exceed maturing and repricing assets during such time frame. In general, asset sensitive positions will maximize net interest income during periods of increasing interest rates and liability sensitive positions will maximize net interest income during periods of declining interest rates.

     A static GAP analysis is not a complete picture of the impact of interest rate changes on net interest income. First, changes in the general level of interest rates will not affect all categories of assets and liabilities in the same manner or at the same time. Second, a static GAP analysis represents a one-day position; variations actually occur on a daily basis as financial institutions adjust their interest sensitivity throughout the year. Third, assumptions must be made regarding the manner in which specific assets and liabilities will reprice. A goal of the current operating strategy is to have interest-bearing liabilities maturing and repricing within one year exceed interest-earning assets maturing and repricing within that period. The static cumulative one-year GAP position was a negative $34.9 million, or 12.3%, at December 31, 1993. The following Interest Sensitivity Static GAP Analysis presents the consolidated interest rate sensitivity position at December 31, 1993.




                       Interest Sensitivity GAP Analysis

                                       3 months 3 months to  6 months   1 year to 3 years to 5 years to  Over 10
                                        or less   6 months   to 1 year   3 years    5 years   10 years    years     Total
                                       --------   --------   ---------  --------   --------   ---------  --------   --------
                                                                 (Dollars in thousands )

Interest-Earning Assets: (1)
Real Estate Loans: (2)
  1-4 Family:
    Adjustable rate ................   $  9,710   $ 12,404   $ 45,316   $ 13,336   $  7,907   $  1,150   $   --     $ 89,823
    Fixed ..........................      1,116         39        613        248        991      2,846     14,387     20,240
  Other Real Estate:
    Adjustable rate ................      6,658      2,783      9,179      2,333      1,105      3,279      1,673     27,010
    Fixed ..........................      4,076        146      1,991      9,914      1,266      3,895     12,845     34,133
All other loans: (2)
 Adjustable rate (3) ...............      1,136       --         --          152       --          134       --        1,422
 Fixed (4) .........................        637         56       --          108        246        198         77      1,322
Mortgage-backed securities (5) .....       --         --         --         --          174      2,461     16,329     18,964
Investment securities: (5)
  U.S Treasury .....................       --         --         --       47,497     17,871       --         --       65,368
  U.S. Government agencies .........       --          505       --         --         --         --         --          505
  Corporate bonds and notes ........      2,709        102      1,025        303       --         --         --        4,139
  Other securities .................         22       --        1,555       --         --         --         --        1,577
Federal funds sold .................      1,900       --         --         --         --         --         --        1,900
Due from banks .....................      1,735       --         --         --         --         --         --        1,735
                                       --------   --------   --------   --------   --------   --------   --------   --------
  Total interest-earning assets ....     29,699     16,035     59,679     73,891     29,560     13,963     45,311    268,138
                                       --------   --------   --------   --------   --------   --------   --------   --------
Interest-Bearing Liabilities:
  Regular savings (6) ..............     28,121      2,341      4,682     22,630     17,167     20,289      7,804    103,034
  Market rate certificates .........     40,664     24,559     28,515     22,174      6,690       --         --      122,602
  Money market deposit accounts ....      6,700       --         --         --         --         --         --        6,700
  Checking accounts ................      4,690       --         --         --         --         --         --        4,690
                                       --------   --------   --------   --------   --------   --------   --------   --------
  Total interest-bearing liabilities     80,175     26,900     33,197     44,804     23,857     20,289      7,804    237,026
                                       --------   --------   --------   --------   --------   --------   --------   --------
Interest rate sensitivity gap
  per period (7) ...................   $(50,476)  $(10,865)  $ 26,482   $ 29,087   $  5,703   $ (6,326)  $ 37,507   $ 31,112
                                       ========   ========   ========   ========   ========   ========   ========   ========
Cumulative interest rate sensitivity
  gap (7) ..........................   $(50,476)  $(61,341)  $(34,859)  $ (5,772)  $    (69)  $ (6,395)  $ 31,112
Cumulative interest rate sensitivity
  gap as a percent of total assets .      (17.9)%    (21.7)%    (12.3)%     (2.0)%     (0.0%)     (2.3)%     11.0%
Cumulative percentage of
  Interest-sensitive assets to
  Interest-sensitive liabilities ...        37.0%      42.7%      75.1%     96.9%     100.0%      97.2%     113.1%

- ---------------
(1)  Excludes common stock of the FHLB of New York ($1,711).

(2) Includes nonperforming loans and loans held for sale, and excludes REO. If nonperforming loans were excluded, the 1 year or less cumulative GAP would have been ($37,030) or (13.1)% of total assets and the cumulative percentage of interest-sensitive assets to interest-sensitive liabilities would have been 73.0%.

(3)  Represents commercial/financial loans.

(4)  Represents consumer and other loans.

(5) Call dates, if any, are used to indicate repricing dates if it is more likely than not that the investment will be called. Includes securities available for sale.

(6) $25 million of regular savings deposits are assumed to reprice within 3 months; the remaining balance is assumed to reprice at the rate of 4% within 3 months, 4% within 3 to 6 months, 6% within 6 months to 1 year, 29% within 1 to 3 years, 22% within 3 to 5 years, 26% within 5 to 10 years, and 10% over ten years.

(7) If all regular savings were to reprice within 1 year or less, the one-year cumulative GAP as of December 31, 1993 would have been ($101,926) or (36.1)% of total assets and the cumulative percentage of interest-sensitive assets to interest-sensitive liabilities would have been 51.0%.




   Liquidity

     Liquidity is the ability to meet current cash needs in order to fund loans and deposit withdrawals, make debt payments, and cover operating expenses. The primary sources of funds are deposits, amortization, prepayments and sales of loans, maturities of investment securities, and amortization and prepayments of
mortgage-backed   securities.   While   scheduled loan  payments and  maturing
investment securities represent a relatively predictable source of funds, deposit flows and loan and mortgage-backed securities prepayments are greatly influenced by the general interest rate climate, economic conditions, and competition.

     The FDIC defines a bank's liquidity ratio as the sum of net cash, short-term investments and marketable securities divided by the sum of net deposits and short-term liabilities. Washington Savings liquidity ratio at December 31, 1993 and 1992, as calculated according to FDIC guidelines, was 38.8% and 28.8%, respectively. The amount of assets used in the liquidity ratio calculation was $96.4 million and $73.4 million as of December 31, 1993 and 1992, respectively. The increase in the liquidity ratio is due to loan prepayments, especially the Prepaid Loan, and sales of REO.

     In addition to the liquidity ratio, liquidity can also be described in terms of cash and cash equivalents. Cash and cash equivalents, which are cash on hand, amounts due from banks and Federal funds sold (generally due within one-week periods), declined $1.2 million during 1993. During 1993, operating activities provided $4.3 million and investment activities provided $829,000 in cash flow while financing activities used $6.3 million. The $4.3 million of cash provided by operating activities was primarily the result of interest income earned on loans, and an income tax refund received and interest thereon; these items were offset by interest paid on deposits, cash paid to employees and for other expenses, and loans originated for resale. The $6.3 million used in financing activities primarily funded net deposit outflows.

     As of December 31, 1993 and 1992, Washington held $1.0 million of cash and cash equivalents at the holding company level. Management does not regard the amount of such cash and cash equivalents to be significant from a liquidity perspective except in terms of a potential source of future contributions to Washington Savings.

     A line of credit in the amount of $14.3 million with the FHLB is also available to meet liquidity purposes. Such line of credit, none of which was in use at December 31, 1993, must be renewed annually.


   Capital Resources

     Under banking policies issued by the FRB and the FDIC, an adequate level of
regulatory capital  sufficient to  meet minimum  leverage,   core and  total
risk-based capital ratios must be maintained. The minimum leverage capital ratio is calculated by dividing core capital by average total assets of the most recent quarter-end. The risk-based capital ratios require assets and certain off-balance-sheet activities to be classified into categories, and specified levels of capital to be maintained for each category. The least capital is required for the category deemed to have the least risk, and the most capital is required for the category deemed to have the greatest risk. For purposes of leverage and risk-based capital guidelines, core capital (also known as Tier I capital) consists of common equity in accordance with generally accepted accounting principles ("GAAP"), excluding net unrealized gains or losses on available-for-sale securities and deferred tax assets that are dependent on projected taxable income greater than one year in the future, and total capital consists of core capital plus a portion of the allowance for losses on loans. The qualifying portion of the allowance for losses on loans approximated $1.8 million as of December 31, 1993 and $2.3 million as of December 31, 1992.

     As of December 31, 1993 and 1992, capital ratios were as follows:

                                                                                   December 31,
                                                              ---------------------------------------------------------
                                                                        1993                           1992
                                                              -------------------------      --------------------------
                                                                             Washington                      Washington
   Capital Ratios                             Required*       Washington       Savings       Washington        Savings
   --------------                             ---------       ----------     ----------      ----------      ----------
Leverage ............................            5.00%          11.70%          11.38%          10.62%          10.33%
Core risk-based .....................            6.00           23.55           22.90           16.32           15.87
Total risk-based ....................           10.00           24.81           24.16           17.58           17.12

- ---------------
* For qualification as a well-capitalized institution.




     As noted in the above table,  Washington's and Washington Savings's capital
ratios   substantially   exceed   the   minimum   capital   requirements   of a
well-capitalized institution. The increase during 1993 in the leverage ratio is due primarily to net income and, secondarily, to a lower level of assets in 1993 than in 1992. The increase in the risk-based capital ratios is due primarily to increases in U.S. Treasury and mortgage-backed securities, and decreases in loans and corporate bonds and notes.

     The FDIC and the FRB (collectively referred to as the "Regulators") have issued proposed guidelines to the risk-based capital ratios which would incorporate an interest-rate risk component. Complete implementation of the guidelines for assessing the adequacy of capital would become effective December 31, 1994. However, the Regulators have also proposed that examiners apply the guidelines on an advisory basis beginning with examinations starting after December 31, 1993. If such proposed guidelines were applied as of December 31, 1993, the revised risk-based capital ratios would still be in compliance with minimum capital requirements.

     Stockholders' equity increased from $30.5 million at December 31, 1992 to $33.5 million at December 31, 1993, reflecting net income of $2.8 million and credits resulting from recognition of deferred compensation of the Management Retention Plan and adoption of SFAS 115.



Recently Issued Accounting Standards

     In May 1993, the Financial Accounting Standards Board (the "FASB") issued Statement of Financial Accounting Standards No. 114, "Accounting by Creditors for Impairment of a Loan" ("SFAS 114"). SFAS 114 establishes criteria for accounting for loans that have been impaired. It requires that impaired loans be measured based on the present value of expected future cash flows discounted at the loan's effective interest rate or at the loan's observable market price or the fair value of the collateral if the loan is collateral dependent. Washington has not fully evaluated the effect of SFAS 114 on its financial statements. SFAS 114 is effective for fiscal years beginning after December 15, 1994.

     In December 1992, the FASB issued Statement of Financial Accounting Standards No. 112: "Employers' Accounting for Postemployment Benefits" ("SFAS 112"). SFAS 112, requires accrual accounting for benefits provided to former or inactive employees after employment but before retirement -- including salary continuation, disability benefits,severance pay and continuation of health care benefits. Under SFAS 112, each benefit will be accrued either over the employee's working career for benefits that vest or vary based on an employee's years of service, or as an expense at the date of the event giving rise to the benefits (e.g., at the date of disability). SFAS 112 is effective for fiscal years beginning after December 15, 1993. Earlier application is not required by the FASB. The Company plans to adopt SFAS 112 in 1994 with no prior period restatement. The effect of adopting SFAS 112 will not be significant on the financial position or results of operations of the Company.


Impact of Inflation and Changing Prices

     The impact of inflation is reflected primarily in the increased cost of operations. Unlike most industrial companies, the primary assets and liabilities of Washington are monetary. As a result, interest rates have a more significant impact on Washington's performance than do the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or in the same magnitude as the prices of goods and services.


                            BUSINESS OF WASHINGTON

General


     Washington, a Delaware business corporation, is a bank holding company whose principal subsidiary is Washington Savings, a New Jersey-chartered capital stock savings bank, headquartered in Hoboken, New Jersey, whose deposits are insured by the FDIC. The sole activity of Washington at this time is its ownership of all of the outstanding capital stock of Washington Savings. At December 31, 1993, Washington had unconsolidated total assets and stockholders' equity of $33.5 million and $33.5 million, respectively.

     Washington Savings, organized in 1857, is headquartered in Hoboken, New Jersey. Washington Savings conducts its business through three full-service banking offices and a Loan Center in Hoboken, and five other full-service banking offices located in Guttenberg, Lyndhurst, Ridgefield Park, Wallington and Weehawken, New


Jersey. At December 31, 1993, Washington Savings had total assets of $282.8 million, deposits of $247.0 million, and stockholder's equity of $32.7 million.


     Washington Savings is principally engaged in the business of attracting deposits from the general public and investing those funds in adjustable-rate residential mortgage loans and investment securities.

     For information regarding Washington Savings' lending business, securities portfolio, results of operations, asset quality and financial condition, see "Management Discussion and Analysis of Washington's Financial Condition and Results of Operations."



Competition

     Washington Savings faces significant competition both in originating mortgage, consumer and other loans and in attracting deposits. Washington Savings' competition for loans comes principally from savings and loan associations, savings banks, mortgage banking companies (many of which are
subsidiaries of  major commercial  banks),   insurance   companies and  other
institutional lenders. Its most direct competition for deposits has historically come from savings and loan associations, savings banks, commercial banks, credit unions and other financial institutions. Competition may increase as a result of the continuing reduction in the restrictions on the interstate operations of financial institutions. Washington Savings faces additional competition for deposits from short-term money market funds and other corporate and government securities funds. Many of Washington Savings' competitors, whether traditional financial institutions or otherwise, have much greater financial and marketing resources than those of Washington Savings.


     Washington Savings competes for loans principally through the interest rates and loan fees it charges and the efficiency and quality of services it provides borrowers and their real estate brokers. Washington Savings competes for deposits through pricing, the offering of a variety of deposit accounts and by providing personal service.



Litigation


     In October 1991, a complaint was filed by a former officer against Washington, Washington Savings and certain directors and officers seeking unspecified damages relating to the termination of such officer's employment. Although this complaint was recently dismissed, it was dismissed without prejudice to the plaintiff's right to refile the complaint by March 31, 1994.

     In April 1992, a complaint was filed against Washington and Washington Savings seeking unspecified damages and alleging violations of state securities laws, certain banking laws and state common law. In February 1994, the plaintiffs recently amended their complaints to add claims against nine individual defendants, including current and former officers and directors of Washington and Washington Savings. This lawsuit is in the discovery stage.

     Given the   uncertainties   involved in  judicial   proceedings and  the
preliminary stage of discovery in these matters, management cannot determine the precise amount of any potential loss that may arise in these matters. Accordingly, no provisions for loss, if any, that may result upon resolution of these matters has been recorded in Washington's financial statements.


     Washington Savings is also subject to other legal proceedings involving collection matters, contract claims and miscellaneous items arising in the normal course of business. It is the opinion of Washington's management that the resolution of such legal proceedings will not have a material impact on the financial statements of Washington or Washington Savings. See Note 11 of the Notes to the Consolidated Financial Statements of Washington.


Personnel


     As of December 31, 1993 Washington Savings had 108 employees, of whom 80 were full-time and 28 were part-time. The employees are not represented by a collective bargaining unit.




                      REGULATION AND SUPERVISION OF HUBCO


Capital Adequacy Guidelines


     Bank holding companies must comply with the Federal Reserve Board's risk-based capital guidelines, which became effective on February 15, 1989 and were fully phased-in on December 31, 1992. Under the guidelines, risk weighted assets are calculated by assigning assets and certain off-balance sheet items to broad risk categories. The total dollar value of each category is then weighted by the level of risk associated with that category. As of December 31, 1992, minimum risk-based capital to risk based assets ratio of 8.00% must be attained. At least one half of an institution's total risk based capital must consist of Tier 1 capital, and the balance may consist of Tier 2, or supplemental, capital. Tier 1 capital consists primarily of common stockholder's equity along with preferred or convertible preferred stock, minus goodwill. Tier 2 capital consists of an institution's allowance for loan and lease losses, subject to limitation, hybrid capital instruments and certain subordinated debt. The allowance for loan and lease losses which is considered Tier 2 capital is limited to l.25% of an institution's risk-based assets. As of December 31, 1993, HUBCO's total risk-based capital ratio was 14.85% consisting of a Tier l ratio of 13.60% and a Tier 2 ratio of 1.25%. Both ratios exceed the requirements under these regulations.

     In addition, the Federal Reserve Board has promulgated a leverage capital standard, with which bank holding companies must comply. Bank holding companies must maintain a minimum Tier l capital to total assets ratio of 3%. However, institutions which are not among the most highly rated by federal regulators must maintain a ratio 100-to-200 basis points above the 3% minimum. As of December 31, 1993, HUBCO had a leverage capital ratio of 7.22%.

     The FDIC also imposes risk based and leverage capital guidelines on the Bank. These guidelines and the ratios to be met are substantially similar to those imposed by the Federal Reserve Board. If a bank does not satisfy the FDIC's capital requirements, it will be deemed to be operated in an unsafe and unsound manner and will be subject to regulatory action. As of December 31, 1993, the Bank had a risk weighted capital ratio of 13.94% and a leverage capital ratio of 6.70%. These ratios exceed the requirements under the FDIC regulations.

     The following table summarizes the minimum regulatory capital ratios and the capital ratios of the Bank and HUBCO at December 31, 1993.

Capital Ratios
                                                    December 31, 1993
                                    1993       ---------------------------
                                   Minimum        Hudson       HUBCO, Inc.
                                Requirements*  United Bank  & Subsidiaries
                                -------------  -----------  --------------
 Tier 1 Capital .........           6.00%         12.69%         13.60%
 Total Qualifying Capital          10.00%         13.94%         14.85%
 Leverage Ratio .........           5.00%          6.70%          7.22%


- ---------------
*  For qualification as a well-capitalized institution.

     The Federal Deposit Insurance Corporation Improvement Act (the "FDICIA"), enacted on December 19, 1991, required each federal banking agency to revise its risk-based capital standards for insured institutions to ensure that those standards take adequate account of interest-rate risk ("IRR"), concentration of credit risk, and the risks of nontraditional activities, as well as to reflect the actual performance and expected risk of loss on multi-family residential loans. In September 1993, the FDIC, the Office of the Comptroller of the Currency, and the Federal Reserve Board jointly proposed for comment procedures for measuring IRR exposure and two alternative methods for determining what amount of additional capital, if any, a bank may be required to maintain for IRR. Under the proposal, exposure to IRR would be measured as the effect that a specified change in market interest rates would have on the net economic value of a bank. The change in an institution's net economic value is defined as the change in the present value of its assets minus the change in the present value of its liabilities plus the change in the present value of its off-balance-sheet positions. The banking agencies propose to measure an institution's exposure using either a supervisory model or the bank's own internal model. During each examination or at the request of a bank, the banking agency, under its sole discretion, will examine the bank's internal measure of interest rate risk to determine if it is acceptable to the agency using several specified criteria. Otherwise, the bank's measured exposure will be calculated under the supervisory mode. The alternative methods for determining IRR consist of (i) the minimum capital standard


approach, pursuant to which certain institutions would be required to hold capital to cover their excess exposure, which is defined as the aggregate dollar decline in the net economic value of the institution, as measured either by the supervisory or the internal bank model, that exceed the proposed supervisory threshold of one percent of total assets and (ii) the risk assessment approach, pursuant to which the level of measured IRR would be just one of several factors that examiners would consider when determining a bank's IRR and the need for additional capital, which would be based on the examiner's judgment after taking into account guidance provided by the federal banking agencies.


Restrictions on Dividend Payments

     The payment of dividends by the Bank to HUBCO is regulated. Under the New Jersey Banking Act of 1948, as amended, the Bank may pay dividends only out of retained earnings, and out of surplus to the extent that surplus exceeds 50 percent of stated capital. Under the Financial Institutions Supervisory Act, the FDIC has the authority to prohibit a state-chartered bank from engaging in conduct which, in the FDIC's opinion, constitutes an unsafe or unsound banking practice. Under certain circumstances, the FDIC could claim that the payment of a dividend or other distribution by a bank to its sole shareholder constitutes an unsafe or unsound practice.


Restrictions on Transactions Between HUBCO and the Bank

     The Banking Affiliates Act of 1982, as amended, severely restricts loans and extensions of credit by the Bank to HUBCO and HUBCO affiliates (except affiliates which are banks). In general, such loans must be secured by collateral having a market value ranging from 100% to 130% of the loan, depending upon the type of collateral. Furthermore, the aggregate of all loans from the Bank to HUBCO and its affiliates may not exceed 20% of that Bank's capital stock and surplus and, singly to HUBCO or any affiliate, may not exceed 10% of the Bank's capital stock and surplus. Similarly, the Banking Affiliates Act of 1982 also restricts the Bank in the purchase of securities issued by, the acceptance from affiliates of loan collateral consisting of securities issued by, the purchase of assets from, and the issuance of a guarantee or standby letter-of-credit on behalf of, HUBCO or any of its affiliates.


Holding Company Supervision

     Under the Bank Holding Company Act, HUBCO may not acquire directly or indirectly more than 5% of the voting shares of, or substantially all of the assets of, any bank without the prior approval of the Federal Reserve Board. HUBCO cannot acquire any bank located outside New Jersey unless the law of such other state specifically permits the acquisition.

     In general, the Federal Reserve Board, under its regulations and the Bank Holding Company Act, regulates the activities of bank holding companies and nonbank subsidiaries of banks. The regulation of the activities of banks, including bank subsidiaries of bank holding companies, generally has been left to the authority of the supervisory government agency, which for the Bank is the New Jersey Department of Banking.


Interstate Banking Authority and New Jersey Law

     New Jersey law allows New Jersey banking organizations to acquire or be acquired by banking organizations in other states on a "reciprocal" basis (i.e., provided the other state's laws permit New Jersey banking organizations to acquire or be acquired by banking organizations in that state on substantially the same terms and conditions applicable to banking acquisitions solely within the state).

     The New Jersey Department of Banking regulates the Bank's internal organization as well as its deposit, lending and investment activities. The Department must approve changes to the Bank's certificate of incorporation, the establishment or relocations of branch offices and mergers involving the Bank. In addition, the Department conducts periodic examinations of the Bank. Many of the areas regulated by the Department are subject to similar regulation by the FDIC.

     Under New Jersey law, the Bank has the authority to invest the lesser of 3% of the Bank's total assets or 50% of its capital, surplus, reserves, undivided profits and capital notes in any type of asset. The scope of this authority is, however, significantly restricted by federal statute and regulation. See below "Recent Regulatory Enactments".




FIRREA

     FIRREA established new capital standards and enhanced regulatory oversight of the thrift industry. Many thrifts were unable to comply with the new regulations creating opportunities for mergers and acquisitions by commercial
banks as  well as  other thrift  institutions.   From time  to time,  HUBCO
investigates   potential   opportunities that  arise as  the result  of this
legislation and the enforcement of regulations promulgated thereunder.

     While FIRREA focuses primarily on the recovery and reform of the savings and loan industry, there are provisions which affect commercial banks. Such provisions include a new deposit insurance system, increased deposit insurance
premiums,   restrictions on  acceptance of  brokered deposits  and increased consumer-related disclosure requirements.


Recent Regulatory Enactments

     FDICIA was enacted in December 1991. FDICIA was primarily designed to provide additional financing for the FDIC by increasing its borrowing ability. The FDIC was given the authority to increase deposit insurance premiums to repay any such borrowing. In addition, FDICIA identifies the following capital standard categories for financial institutions: well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized and critically undercapitalized. As a result of FDICIA, the various banking regulatory agencies have set certain capital and other measures for determining the categories into which financial institutions fall. FDICIA imposes progressively more restrictive constraints on operations, management and capital distributions depending on the
category in  which an   institution   is   classified.   Pursuant to  FDICIA,
undercapitalized institutions must submit recapitalization plans, and a company controlling a failing institution must guarantee such institution's compliance with its plan.

     FDICIA also required the various regulatory agencies to prescribe certain non-capital standards for safety and soundness relating generally to operations and management, asset quality and executive compensation, and permits regulatory action against a financial institution that does not meet such standards. The agencies have implemented some of those regulations and have proposed to implement others.

     The deposits of the Bank are insured up to applicable limits by the FDIC. Accordingly, the Bank is subject to deposit insurance assessments to maintain the BIF of the FDIC. As of January 1, 1993, the FDIC began a risk-based insurance assessment system. This approach is designed to ensure that a banking institution's insurance assessment is based on three factors: the probability that the applicable insurance fund will incur a loss from the institution; the likely amount of the loss; and the revenue needs of the insurance fund.

     Management believes that the provisions of FDICIA and the risk-based insurance assessment will not have a material effect upon the financial position or operations of HUBCO.

     Under FDICIA, state-chartered banks with deposits insured by the FDIC are generally prohibited from acquiring or retaining any equity investment of a type or in an amount that is not permissible for a national bank. The foregoing limitation, however, does not prohibit FDIC-insured state banks from acquiring or retaining an equity investment in a subsidiary in which the bank is a majority owner. After December 19, 1992, state-chartered banks are prohibited from engaging as principal in any type of activity that is not permissible for a national bank and subsidiaries of state-chartered banks may not engage as principal in any type of activity that is not permissible for a subsidiary of a national bank unless in either case the FDIC determines that the activity would pose no significant risk to the appropriate deposit insurance fund and the bank is, and continues to be, in compliance with applicable capital standards.

     The FDIC has adopted regulations to clarify the foregoing restrictions on activities and investments of FDIC-insured state-chartered banks and their subsidiaries. Under the rules, the term activity refers to the authorized conduct of business by an insured state bank and includes acquiring or retaining any investment (other than an equity investment in the case of a state bank). A bank or subsidiary is considered acting as principal when acting other than as an agent for a customer, as trustee, or conducting an activity in a brokerage, custodial or advisory capacity. An activity permissible for a national bank includes any activity expressly authorized for national banks by statute or recognized as permissible in regulations, official circulars or bulletins or in any order or written interpretation issued by the Office of the Comptroller of the Currency. In its regulations the FDIC indicates that it will not permit state banks to directly engage in commercial ventures or directly or indirectly engage in a insurance underwriting activity other than to the extent such activities are permissible for a national bank or a national bank subsidiary or except for certain other


limited forms of insurance underwriting. Under the regulation, the FDIC would permit state banks that meet applicable minimum capital requirements to engage as principal in certain activities that are not permissible to national banks, including guaranteeing obligations of others, activities which the Federal Reserve Board has found by regulation or order to be closely related to banking and certain securities activities conducted through subsidiaries.


Source of Strength Doctrine

     According to Federal Reserve Board policy, bank holding companies are expected to act as a source of financial strength to each subsidiary bank and to commit resources to support each such subsidiary. This support may be required at times when a bank holding company may not be able to provide such support. Furthermore, in the event of a loss suffered or anticipated by the FDIC--either as a result of default of a bank subsidiary of HUBCO or related to FDIC assistance provided to the subsidiary in danger of default--the other bank subsidiaries of HUBCO may be assessed for the FDIC's loss, subject to certain exceptions.


Acquisitions of Savings Associations

     The Federal Reserve is authorized by the Bank Holding Company Act to approve the application of a bank holding company to acquire any savings association. In approving such an application, the Federal Reserve Board is precluded from imposing any restrictions on transactions between the bank holding company and the acquired savings association, except as required by Sections 23A or 23B of the Federal Reserve Act or any other applicable law.

     The Federal Deposit Insurance Act ("FDIA"), as amended by the 1991 Banking Law, authorizes the merger or consolidation of any member of the BIF with any member of the SAIF, the assumption of any liability by any BIF member to pay any deposits of any SAIF member, or vice versa, or the transfer of any assets of any BIF member to any SAIF member in consideration for the assumption of liabilities of such BIF member or vice versa, provided that certain conditions are met and, in the case of any acquiring, assuming or resulting depository institution which is a BIF member, such institution continues to make payment of SAIF assessments on the portion of liabilities attributable to any acquired, assumed or merged SAIF-insured institution. It is expected that Statewide will be merged into the Bank immediately upon its acquisition by HUBCO. HUBCO anticipates that this transaction will be consummated under the provisions of the FDIA described above (the so-called "Oakar Amendment").


                              MANAGEMENT OF HUBCO

     HUBCO's certificate of incorporation and by-laws authorize a minimum of 5 and a maximum of 25 directors but leave the exact number to be fixed by resolution of the Board of Directors. The Board of Directors has fixed the number of directors at 9. Pursuant to the Certificate of Incorporation, the directors of HUBCO are divided into three classes and each class is elected to serve for staggered three-year terms.

     Certain information about each of the directors of HUBCO is set forth below. Years of service on the Board of Directors includes prior service on the Board of Directors of the Bank.





Name, Age and Position                     Principal Occupation                       Director         Term
    with HUBCO                            During Past Five Years                        Since        Expiring
- ----------------------                    ----------------------                      --------       --------

Robert J. Burke, 60              President and Chief Operating Officer, Union           1979           1994
                                   Dry Dock and Repair Co., Hoboken, NJ (ship
                                   repair facility).



Henry G. Hugelheim, 86           Retired.                                               1972           1996

Harry J. Leber, 76               Retired.                                               1965           1996

Kenneth T. Neilson, 45,          President and CEO of the Corporation and the           1989           1994
 President and CEO                 Bank (1989-Present); First Senior Vice
                                   President of the Bank (1983-1989).

Charles F.X. Poggi, 62           President and Chief Operating Officer, The             1973           1994
                                   Poggi Press (general printing business).

James E. Schierloh, 64,          Chairman of the Board of the Corporation and           1972           1996
 Chairman                          the Bank since September 1990; formerly
                                   self-employed Certified Public Accountant.

Sister Grace Frances             Chairperson, Franciscan Health System of N.J.          1979           1995
 Strauber, 66                      (1991-present); Director, St. Louis Senior
                                   Center, Brooklyn, N.Y. (1989-1991); Executive
                                   Search Consultant, Gilbert Tweed Associates,
                                   Inc., New York, N.Y. (1987-1988); Management
                                   Consultant, Health System, Inc., Brooklyn,
                                   N.Y., Franciscan Sisters of the Poor
                                   (1986-present).

Edwin Wachtel, 62                President, Europe Craft, Inc. (manufacturers of        1986           1996
                                   "Members Only" apparel) (1961-1987 and 1991
                                   to  present); Chairman, GW Investors Corp.
                                   (private investment company) (1987-1991)


     No director of HUBCO is also a director of any other company registered pursuant to Section 12 of the Securities Exchange Act of 1934 or subject to the requirements of Section 15(d) of such Act or any company registered as an investment company under the Investment Company Act of 1940.


     The following table sets forth certain information as to each executive officer of HUBCO who is not a director, as of December 31, 1993.



 Name, Age and Position with              Officer of                    Principal Occupation
            HUBCO                         HUBCO Since                  During Past Five Years
- -----------------------------             -----------                  ----------------------

D. Lynn Van Borkulo-Nuzzo, 44               1988              1st Senior. Vice President, the Bank;
                                                              Corporate Secretary, HUBCO; at Bank since 1967.

Christina L. Maier, 39                      1987              Assistant Treasurer of HUBCO and Senior Vice
                                                              President and Controller of the Bank.




        SHAREHOLDINGS OF PRINCIPAL SHAREHOLDERS AND MANAGEMENT OF HUBCO


     The following table furnishes information known by HUBCO as to the beneficial owners of more than five percent of the Common Stock, as of December 31, 1993.



                  Name and Address of                       Amount and Nature of
                   Beneficial Owner                         Beneficial Ownership        Percent of Class
                  -------------------                       --------------------        ----------------

        FMR Corp.; Fidelity Management &                          595,800(1)                  8.59
         Research Company; and
        Edward C. Johnson 3d
        82 Devonshire Street
        Boston, MA 02109

        Valenzuela Capital Management Inc.                        399,000                     5.77
        1270 Avenue of the Americas
        12th Floor
        New York, NY 10026


- ----------------
(1) Fidelity Management & Research Company ("Fidelity") is beneficial owner of these shares as a result of acting as investment adviser to several investment companies. Fidelity is the wholly-owned subsidiary of FMR Corp. Mr. Johnson is the Chairman and owner of 34% of the outstanding voting stock of FMR Corp. Fidelity has sole power to direct the disposition of these shares, but has no voting power with respect to these shares. HUBCO obtained all information with respect to Fidelity's, FMR Corp.'s and Mr. Johnson's beneficial ownership from a Schedule 13G filing made by them on February 14, 1993.



     The following table sets forth information concerning the beneficial ownership of the Common Stock, as of December 31, 1993, by each director, by each executive officer of HUBCO for whom individual information is required to be set forth in HUBCO's proxy statements under rules of the Commission and by directors and all executive officers as a group.

                                               Number of Shares
                                                 Beneficially     Percent
       Name of Beneficial Owner                    Owned(1)      of Class
       ------------------------                ----------------  --------
     Robert J. Burke ........................      31,176(2)        .45
     Henry G. Hugelheim .....................     109,754(3)       1.58
     Harry J. Leber .........................      21,947(4)        .32
     Kenneth T. Neilson .....................      52,730(5)        .76
     Charles F. X. Poggi ....................     147,305          2.12
     James E. Schierloh .....................      50,708(6)        .73
     Sister Grace Frances Strauber ..........         617           .01
     Edwin Wachtel ..........................      47,306(7)        .68
     Directors and Executive Officers of
      HUBCO as a group (10 persons) .........     480,522(8)       6.93


- -------------------
(1) Beneficially owned shares include shares over which the named person exercises either sole or shared voting power or sole or shared investment power. It also includes shares owned (i) by a spouse, minor children or by relatives sharing the same home, (ii) by entities owned or controlled by the named person, and (iii) by other persons if the named person has the right to acquire such shares within 60 days by the exercise of any right or option. Unless otherwise noted, all shares are owned of record and beneficially by the named person, either directly or through the dividend reinvestment plan.



(2) Of this total, 7,807 shares are held by Mr. Burke's wife and 718 are held in an IRA. Mr. Burke disclaims beneficial ownership of the shares held by his wife.


                                              (footnotes continued on next page)




(3) Of this total, 4,911 shares are held in a revocable trust over which Mr. Hugelheim retains control during his life.

(4) Of this total, 2,803 shares are held in a retirement plan, of which Mr. Leber is a trustee and beneficiary.

(5) Of this total, 12,209 shares are held in Mr. Neilson's 401(k) plan, which he directs, 10,880 shares are held for Mr. Neilson under HUBCO's restricted stock plan, 2,310 shares are held in an IRA and 1,639 shares are held by Mr. Neilson's wife. Mr. Neilson disclaims beneficial ownership of the shares owned by his wife.

(6) Of this total, 3,291 shares are held by Mr. Schierloh's wife individually, 4,027 shares are held in trust for Mr. Schierloh's mother under a trust for which Mr. Schierloh is a trustee and a beneficiary, and 5,000 shares are held for Mr. Schierloh under HUBCO's restricted stock plan.

(7) Of this total, 655 shares are held in a general partnership of which Mr. Wachtel is a partner.

(8) Of this total, 18,328 shares are held in HUBCO's 401(k) plans for specified individuals and 41,074 shares are held for executive officers under HUBCO's restricted stock plan.



     In addition  to the  shares reported  in the Table,  the Bank's Trust
Department holds 24,000 shares as trustee for the Bank's two pension plans. These additional shares held by the Bank's Trust Department are not reported as beneficially owned by HUBCO's directors or executive officers, although by virtue of the officers' and directors' service on the Bank's Trust Committee, it may be asserted that the directors and officers have beneficial ownership of such shares. The directors and executive officers disclaim beneficial ownership of such shares.

     HUBCO's management would beneficially own approximately 10.26% of HUBCO's shares following the Merger Conversion, assuming that all of Statewide's directors and executive officers become part of HUBCO's management and that
HUBCO's management   ownership remains  the same. See  "DESCRIPTION OF  THE
OFFERINGS--Anticipated Subscription for Shares in the Subscription Offering by Statewide Directors and Executive Officers".



                             THE MERGER CONVERSION

Overview

     HUBCO and Statewide entered into an Agreement and Plan of Reorganization dated as of May 21, 1993, as most recently amended and restated as of November 23, 1993 (the "Agreement"). The Plan of Conversion, initially adopted by Statewide's Board of Directors on May 17, 1993, was most recently amended as of November 23, 1993 (the "Plan"), and as amended was adopted by Statewide's Board of Directors on November 23, 1993.

     Pursuant to the Agreement and the Plan, Statewide will effect the Merger Conversion immediately following its conversion from a state-chartered mutual savings and loan association to a state-chartered mutual savings bank. In the Merger Conversion Statewide will convert from the mutual to the stock form of organization and then will further convert to a state-chartered commercial bank, with HUBCO acquiring all of the outstanding shares of capital stock to be issued by Statewide in exchange for cash in an amount equal to Statewide's Final Appraised Value. See "SUBSCRIPTION PROCEDURES--Number of Shares". As part of the Merger Conversion, HUBCO is offering rights to Eligible Subscribers of Statewide to subscribe for shares of the Common Stock in the Subscription Offering. The Plan requires that a dollar amount of Common Stock equal to the Final Appraised Value must be sold in connection with the Merger Conversion in the Offerings.

     Immediately following the conversion of Statewide and the acquisition by HUBCO of the capital stock of Statewide to be issued in the Merger Conversion, Statewide will be merged with and into the Bank, and Statewide will cease to exist as a separate legal entity and its business, assets and liabilities will become part of the Bank. All of the transactions constituting the Merger Conversion will become effective simultaneously. Most of the employees, officers and directors of Statewide are expected to be retained by the Bank following consummation of the Merger Conversion. See "--Employment, Other Agreements, and Stock Awards."

Regulatory Approvals

     Statewide's conversion to a mutual savings bank is subject to the approval of the OTS and the Commissioner. The eligible voting members of Statewide Savings Bank, S.L.A. have approved this charter conversion at a special meeting of members held October 5, 1993 and Statewide has filed applications for the charter conversion with the



OTS and the Commissioner which applications were approved on December 23 and December 29, 1993, respectively. The conversion to a savings bank is subject to the consummation of the Merger Conversion. The conversion of Statewide from mutual to stock form, the acquisition of Statewide by HUBCO and the merger of Statewide with and into the Bank require the receipt of regulatory approvals from the Federal Reserve Board, the FDIC and the Commissioner. The conversion from mutual to stock form was approved by The Commissioner on ______, 1994 and by the FDIC on ____, 1994. Approval of the Federal Reserve Board is pending. APPROVAL OF THE PLAN AND THE MERGER CONVERSION
DOES NOT CONSTITUTE A RECOMMENDATION OR ENDORSEMENT BY THE REGULATORY AGENCIES OF THE PLAN OR THE MERGER CONVERSION OR A DETERMINATION THAT THE MERGER CONVERSION IS IN THE BEST INTEREST OF STATEWIDE'S ACCOUNT HOLDERS.

Proposed Legislation

     Statewide Savings Bank, S.L.A., as part of the Merger Conversion, will become a New Jersey chartered, SAIF-insured savings bank that is subject to regulation by the Department and the FDIC. Statewide's Plan was prepared in
accordance   with the  regulations of  the Department  and approved  by the
Commissioner.   The FDIC   presently does  not have   regulations   governing
mutual-to-stock conversions. On November 22, 1993, a bill was introduced in the United States House of Representatives entitled the "Mutual Bank Conversion Act." The proposed legislation states that no state-chartered savings bank may convert from the mutual form to the stock form on or after November 22, 1993, except in accordance with regulations adopted by the FDIC. These regulations are required to be substantially similar to the regulations of the OTS, the primary federal regulator of savings associations. Statewide believes that its Plan is similar to the conversion regulations prescribed by the OTS. Specifically, as required by OTS regulations, the amount of Common Stock being offered is equal to Statewide's appraised value, and the Common Stock is being offered first to the depositors of Statewide in accordance with priority categories that are essentially the same as those required by the OTS. However, as a matter of
policy  (not   regulation),   the OTS  in connection  with recent  conversion
applications has generally permitted tax-qualified stock benefit plans and non-tax-qualified stock benefit plans to purchase in the aggregate up to 14% of the number of shares offered in a conversion. The RRP and the stock option plan are expected to aggregate 15% of the shares offered in the Conversion. Also, as a matter of policy the OTS does not allow the stock offered by an acquiror in a merger conversion to be sold at more than a 5% discount to market value as of the closing of the merger conversion. This Merger Conversion may have a discount to market value of more than 5%. The proposed legislation requires the regulations to be prescribed by the FDIC to take effect within 90 days of the enactment of the legislation. It is uncertain whether or when such legislation may be passed, and, if passed, what the final contents of such legislation will be. If the legislation is passed as proposed with a retroactive November 22, 1993 effective date, it is uncertain what effect, if any, such legislation will have on Statewide's Merger Conversion or the stock benefit plans.

Employment, Other Agreements and Stock Awards

     In conjunction with the acquisition of Statewide, HUBCO has agreed to provide certain benefits to Statewide's directors, officers and employees.

     The Agreement provides that all directors of Statewide as of the date of the Agreement, other than full-time officers of Statewide, will be invited to become members of the Board of Directors of the Bank. As such, the directors of Statewide will become eligible for all benefits currently available to directors of the Bank, including a retirement plan pursuant to which the directors may elect to receive either a cash payment or stock options. In addition, any directors of Statewide who are required to retire pursuant to the Bank's retirement policy will be offered the opportunity to serve on an advisory board for the Statewide Division of the Bank at the time of such director's retirement or within the succeeding 12 months. The Bank presently maintains three advisory boards for its divisions and will create an advisory board for the new Statewide division upon consummation of the Merger Conversion. In addition, any director of Statewide who retires within 30 days of the effective time will be entitled to receive benefits under Statewide's existing Director Emeritus Program, which provides for an $8,000 annual payment, payable quarterly, for the life of the director. HUBCO will assume the obligation to pay all benefits due any director under the Director Emeritus Program.

     As part of the Merger Conversion,  HUBCO will enter into employment  and
consulting   agreements   with Clifford  J. Adams  and William  F. Davidson,
respectively. The employment agreement with Mr. Adams provides that he will be employed as the chief financial officer of HUBCO and the Bank for a three year period. He will receive a salary of not


less than $135,890 per year and is entitled to a discounted lump sum payment of such amount if he is terminated without cause or resigns for good reason during the three-year term. HUBCO will enter into a consulting agreement with Mr. Davidson that provides that he will serve as a consultant to assist in the integration of Statewide into the Bank and in maintaining for the Bank Statewide's customer relationships. Mr. Davidson will be paid a $65,000 annual retainer for such services.

     The Agreement calls for the Bank to make offers of employment commencing as of the consummation of the Merger Conversion to all employees of Statewide. However, the Agreement also provides that if reductions in staff are necessary, the Bank is to notify employees of their continued employment status within thirty 30 days after the effective date of the Merger Conversion. Any employee who is notified that his employment is to be terminated will receive his salary for a period of from six to 12 months from closing, depending upon the employee's years of service. In addition, employment benefits such as health and life insurance will be continued at the Bank's expense for the balance of the severance period. Employees who continue to be employed by HUBCO or the Bank will be entitled to participate in the Bank's benefit programs, such as its pension and 401(k) plans.

     Upon the consummation of the Merger Conversion, the officers and directors of Statewide will receive stock options to acquire an aggregate of approximately 194,444 shares of the Common Stock, or 10% of the shares of the Common Stock issued in the Merger Conversion, at an exercise price equal to the Subscription Purchase Price. The options will be granted pursuant to an option plan adopted by HUBCO. The stock options will have a term of ten years and will immediately vest but must be exercised within 12 months after termination of employment or service as a director or advisory director. HUBCO and Statewide anticipate that of the estimated 194,444 shares in the option plan, 19,444, or 10%, will be granted to each of the 9 directors of Statewide, and that the remaining 19,444, or 10%, will be awarded to other senior management of Statewide.

     In addition, HUBCO will establish the RRP, the management recognition plan for officers and directors of Statewide under which such officers and directors shall be entitled to receive awards of restricted stock. Approximately 97,222 shares of the Common Stock, or 5% of the shares of the Common Stock to be issued in the Merger Conversion, are expected to be purchased by the RRP and will be issued under the plan. To the extent that insufficient shares are available in the Subscription Offering to satisfy the purchase of shares by the RRP, the RRP may, following the Subscription Offering, acquire authorized but unissued shares of Common Stock or treasury shares from HUBCO. The restricted stock will vest ratably over a two-year period for directors and officers. The participant's interest in the stock will not be transferable until a plan participant's
interest in  the stock  has vested  and may  be forfeited   under   certain
circumstances. HUBCO and Statewide anticipate that of the estimated 97,222 shares of Common Stock in the RRP, 9,722, or 10%, will be granted to each of the 9 directors of Statewide, and that the remaining 9,722 shares, or 10%, will be awarded to other senior management of Statewide.

Conditions to Closing

     The Agreement provides that consummation of the Merger Conversion is subject to the satisfaction (or waiver in some cases) of a number of conditions, including, but not limited to: (i) approval of the Plan by Statewide's voting members at the Special Meeting; (ii) receipt of all regulatory approvals; (iii) receipt of an opinion of HUBCO's counsel that the Merger Conversion constitutes one or more tax-free reorganizations; (iv) the absence of a material adverse change in the business or financial condition of Statewide since December 31, 1992; and (v) the sale of all shares of Common Stock required to be sold under the Plan. If such conditions are not met (or waived in certain cases), all subscription funds received, together with accrued interest, will be refunded to subscribers, and all authorizations for withdrawal from accounts at Statewide will be cancelled.

Closing Date


     It is expected that the Closing Date will occur as soon as practicable after the expiration of the Subscription Offering, assuming the satisfaction (or, in certain cases, waiver) of certain other conditions contained in the Agreement and the Plan and the expiration of all relevant notice and waiting periods required in connection with the necessary regulatory approvals. The Board of Directors of Statewide or HUBCO may terminate the Agreement if consummation of the Merger Conversion does not occur by June 30, 1994. If the date of consummation of the Merger Conversion is more than 45 days after the
expiration of  the Subscription   Offering,   those who  subscribed will  be
resolicited and will have the opportunity to increase, decrease or rescind their
subscriptions.   Subscriptions that  are not  amended or  affirmed would  be considered automatically rescinded. See "SUBSCRIPTION PROCEDURES--Subscription Rights; Eligible Subscribers in Subscription Offering."




Termination


     The Agreement may be terminated by mutual consent of the parties, whether before or after approval of the Plan by the voting members of Statewide, and unilaterally by either party upon a material breach of a representation, warranty or covenant of the other party. The Agreement may be terminated by either of the parties if any application for regulatory approval for the conversion and acquisition of Statewide is denied or is approved with certain adverse conditions or if the Closing Date does not occur on or prior to June 30, 1994. The Agreement may be terminated by HUBCO if there has been a material adverse change in the business or financial condition of Statewide from March 31, 1993, or if there was a material breach in any representation, warranty or agreement of Statewide under the Agreement. The Agreement may be terminated by Statewide if there has been a material adverse change in the business or financial condition of HUBCO since December 31, 1992 or if there was a material breach in any representation, warranty or agreement of HUBCO under the Agreement.


Fees and Expenses

     In connection with the Merger Conversion, Statewide and HUBCO are each responsible for their own fees and expenses.

                          DESCRIPTION OF THE OFFERINGS

General Information Regarding the Offerings

     The Offerings are being made pursuant to the Plan and the Agreement. The following description contains a summary of the material terms of the Offerings. This summary does not purport to be complete, and is subject to, and qualified in its entirety by the Plan and the Agreement.

     This Prospectus, a Subscription Form, and additional information concerning the Offerings have been mailed to each Eligible Subscriber, as well as to shareholders of HUBCO and certain Community Offering Residents. Additional copies of these documents are available upon request from the Statewide Stock Information Center, 70 Sip Avenue, Jersey City, New Jersey 07306, telephone number (201) ____________. In addition, any questions or requests for additional information regarding the Merger Conversion and the Offerings may be directed to the Statewide Stock Information Center.

Subscription and Stockholder Offerings

     The shares of Common Stock being offered in the Subscription Offering are being offered, in order of priority, to Eligible Account Holders and Other Voting Members (each as defined earlier). NO ELIGIBLE SUBSCRIBER IS REQUIRED TO SUBSCRIBE FOR SHARES OF COMMON STOCK IN ANY OFFERING. Any shares of Common Stock offered but not subscribed for in the Subscription Offering is being offered in the Stockholder Offering to stockholders of HUBCO. Only stockholders of record as of ______________, 199__ (the "Record Date"), are eligible to subscribe for shares in the Stockholder Offering. In accordance with the Plan, the right to subscribe for shares in the Stockholder Offering is subject to the right of HUBCO to accept or reject such subscriptions in whole or in part.

     Shares will be offered in the Subscription and the Stockholder Offerings at the Subscription Purchase Price and is expected to be at a discount from the market price of the Common Stock. The Subscription Purchase Price will be equal to the lesser of (i) the Fixed Price or (ii) 95% of the Community Purchase Price. The Fixed Price is subject to appropriate adjustment for stock splits,
stock dividends,  stock combinations,   reclassifications and  other similar
transactions effected by HUBCO with respect to its Common Stock prior to the Closing, as provided in the Agreement. Although the Subscription Purchase Price will be less than the Community Purchase Price, and is expected to be at a discount to the market price of the Common Stock, it is possible that because of fluctuations in the market price of the Common Stock the Subscription Purchase Price could be greater than the market price for the Common Stock on the Closing Date and/or the date subscribers receive stock certificates for their shares. Moreover, although it is expected that the Closing Date and the date stock certificates for the shares are delivered will occur as soon as practicable after the Subscription Expiration Date, there can be no assurance that delays will not occur. Until stock certificates for shares are received, purchasers may not be able to sell their shares. Thus, for these and other reasons, there is no assurance that those who purchase shares of Common Stock in the Subscription and the Stockholder Offerings will be able to sell such shares at a price equal to
or   greater   than   the   Subscription   Purchase   Price.   See   "INVESTMENT
CONSIDERATIONS--Subscription Purchase  Price"  and



"SUBSCRIPTION PROCEDURES--Settlement for Shares; Delivery of Certificates" and "MARKET PRICE AND DIVIDENDS OF HUBCO."

     If all shares of Common Stock are subscribed for in the Subscription Offering, no shares will be available for sale in the Stockholder Offering and all funds submitted by Stockholder Offering subscribers will be refunded, with interest earned, if any (and any funds designated for withdrawal from deposit accounts will be released). In the event of an oversubscription of shares subscribed for in the Stockholder Offering, the shares available will be
allocated    in    the    manner    described    below.    See     "SUBSCRIPTION
PROCEDURES--Oversubscription."

The Community Offering

     Any shares of Common Stock offered but not subscribed for in the Subscription and Stockholder Offerings will then be offered to the general public at the Community Purchase Price in the Community Offering with a preference, first to natural persons residing in the counties in which Statewide maintains offices and second to natural persons residing in the State of New Jersey ("Community Offering Residents"). HUBCO may require a Community Offering Resident to provide reasonably satisfactory evidence that such person qualifies as a Community Offering Resident. All such determinations will be made by HUBCO in its sole discretion and will be final and conclusive. In accordance with the Plan, the right to subscribe for shares in the Community Offering is subject to the right of HUBCO to accept or reject such subscriptions in whole or in part.

     If all shares of Common Stock are subscribed for in the Subscription and Stockholder Offerings, no shares will be available for sale in the Community Offering and all funds submitted in the Community Offering will be refunded, with interest earned, if any and any funds designated from deposit accounts will be released. In the event of an oversubscription of shares subscribed for in the Community Offering, the shares available will be allocated in the manner described below.

Plan of Distribution

     The Offerings will be managed by Community Capital pursuant to the terms of an Agency Agreement (the "Agency Agreement"). This discussion is qualified in its entirety by, and reference is hereby made to, the Agency Agreement among HUBCO, Statewide and Community Capital. Pursuant to the Agency Agreement, HUBCO has retained Community Capital to consult with HUBCO and to provide certain financial, advisory, administrative, marketing and sales services in connection with the Merger Conversion and the distribution of shares of Common Stock in the Offerings.

     For its advisory and administrative services Community Capital will receive an advisory and management fee equal to either:

               1. if the Subscription Purchase Price represents a discount to the Community Purchase Price of 14% or more, (i) $75,000 so long as the dollar amount of Common Stock sold in the Offerings equals or exceeds 75% of the appraised value of Statewide; or (ii) $37,500 so long as the dollar amount of Common Stock sold in the Offerings equals 60%-74% of the appraised value of Statewide; or (iii) no management fee so long as the dollar amount of Shares sold in the Offerings is less than 60% of the appraised value of Statewide; or


               2. if the Subscription Purchase Price represents a discount to the Community Purchase Price of less than 14%, $50,000.

     For its marketing services Community Capital will receive a marketing fee equal to either:


               1. if the Subscription Purchase Price represents a discount to the Community Purchase Price of 14% or more, two percent (2.0%) of the dollar amount of Common Stock is sold in the Offerings; or


               2. if the Subscription Purchase Price represents a discount to the Community Purchase Price of less than 14%, such fee shall be determined as follows: for each full 1% of discount below 14%, the marketing fee of 2% shall be increased by .00625% until a discount of 6% or less shall have been reached at which point the fee shall be capped at 2.5%. Notwithstanding the foregoing, the marketing fee with respect to shares sold at the Community Purchase Price (i.e., without a discount) will be 2.5% of the dollar amount of such shares sold, except for shares sold in a Syndicated Community Offering for which the fee is described below.




Notwithstanding the above, Community Capital will not receive any compensation with respect to shares of Common Stock sold to any director, officer or employee benefit plans of HUBCO or Statewide. In the event (i) the Plan is terminated by the HUBCO or Statewide, (ii) the Offerings are not consummated by September 30, 1994, or (iii) Community Capital terminates the Agency Agreement in accordance with its provisions, Community Capital shall be entitled to receive an advisory and administrative services fee of $62,500 plus reimbursement for its reasonable out-of-pocket expenses. Community Capital has received an advance of $25,000 with respect to its fees. HUBCO also has agreed to reimburse Community Capital for its reasonable out-of-pocket expenses, including legal fees and expenses. The maximum amount Community Capital will receive for reimbursement of legal fees and expenses will be $50,000. In addition, HUBCO will indemnify Community Capital against certain potential claims and liabilities, including certain liabilities under the Securities Act of 1933.

     Depending on  market   conditions,   shares not  subscribed for  in the
Subscription and Stockholder Offerings may be offered to certain members of the general public in the Syndicated Community Offering on a best efforts basis by a selling group of broker-dealers which may include Ryan, Beck & Co., Inc. ("Selected Dealers") to be managed by Community Capital or may be offered in the Public Offering. If shares of Common Stock are sold in the Syndicated Community Offering, Community Capital will receive a fee of 1.5% of the aggregate dollar amount of shares sold by the Selected Dealers, which fee, along with any fees payable to the Selected Dealers, will not exceed 7% of the aggregate dollar amount of shares sold by the Selected Dealers. If shares of Common Stock are sold in a Public Offering, the terms and conditions of such sale would be contained in a separately negotiated underwriting agreement, but the total underwriting discount is not expected to exceed 7% of the dollar amount of shares sold in the Public Offering.

     If shares of Common Stock are offered in a Syndicated Community Offering, Selected Dealers may only solicit indications of interest from their customers to place orders with HUBCO as of a certain date ("Order Date") for the purchase of shares of Common Stock. When and if Community Capital and HUBCO believe that enough indications of interest and orders have been received, Community Capital will request, as of the Order Date, Selected Dealers to submit orders to purchase shares for which they have previously received indications of interest from their customers. Selected Dealers will send confirmation of the orders to such customers on the "Settlement Date" which date will be five business days from the Order Date. Customers who authorize Selected Dealers to debit their brokerage accounts are required to have the funds for payment in their account on but not before the Settlement Date. On the Settlement Date, Selected Dealers will remit funds to Statewide for deposit in an escrow account at Statewide. Each customer's funds so forwarded to Statewide, along with all other accounts held in the same title and subject to other FDIC regulations, will be insured by the FDIC up to the applicable $100,000 limit.

     Sales of Common Stock in the Offerings will be made by registered representatives affiliated with Community Capital. In addition, officers and employees of HUBCO and Statewide may participate in the offerings in ministerial capacities, providing clerical assistance in effecting a sales transaction or answering questions of a mechanical nature relating to proper execution of the Subscription Form. Other questions by prospective purchasers relating to the Offerings will be directed to registered representatives. Such persons will not solicit offers to purchase Common Stock or provide advice regarding the purchase of Common Stock.

Anticipated Subscriptions for Shares in the Subscription Offering by Statewide Directors and Executive Officers

     The following table sets forth for each director and executive officer of Statewide the number of shares of Common Stock such director or officer intends to subscribe for in the Subscription Offering.


                                                                                     Anticipated Number
            Name                                    Position                              of Shares
            ----                                    --------                         ------------------
      William F. Davidson        Chairman, Chief Executive Officer and Director             5,000
      Clifford J. Adams          President, Chief Operating Officer and Director            3,500
      Frank D. Garibaldi         Director                                                   8,400
      Henry A. Klie              Director                                                   5,000
      Maria F. Ramirez           Director                                                   2,800
      John J. Reilly             Director                                                   1,000
      Victor M. Richel           Director                                                   4,000
      Walter G. Scott, Jr.       Director                                                   5,000
      Stephen R. Tilton          Director                                                  97,222
                                                                                          -------
                                 TOTAL                                                    131,922
                                                                                          =======


             (6.78% of the shares offered in the Merger Conversion)



     Subscribers may be limited to less than 5% of the number of shares sold but not less than 1%. See "Minimum and Maximum Limitations on Purchases." This limitation may reduce the number of shares purchased by the directors and executive officers of Statewide. The nine directors and officers are also expected to be awarded 87,498 shares, or 9,722 each under the RRP and options for 174,996 shares under the option plan. See "THE MERGER CONVERSION--Employment, Other Agreements and Stock Awards."


                            SUBSCRIPTION PROCEDURES

     The following discussion of subscription procedures applicable to the Offerings does not purport to be complete and is subject to, and is qualified in its entirety by reference to, the provisions of the Agreement and the Plan, which are filed as exhibits to the Registration Statement of which this Prospectus is a part. See "AVAILABLE INFORMATION".

     To ensure that each purchaser receives a Prospectus at least 48 hours before the Subscription Expiration Date, Prospectuses may not be mailed any later than five days prior to such date or be hand delivered any later than two days prior to such date. Subscription Forms may not be distributed without a Prospectus.

Subscription Rights; Eligible Subscribers in Subscription Offering

     Exercise of Rights. This Prospectus, a Subscription Form and additional information concerning the Merger Conversion have been mailed to each Eligible
Subscriber in  the Subscription   Offering.   Only Eligible  Subscribers may
participate   in   the   Subscription   Offering.    Subscription   rights   are
nontransferable and have been issued without charge to Eligible Subscribers. No person may enter into any agreement or understanding to transfer the legal or beneficial ownership of subscription rights or the shares of Common Stock to be issued upon their exercise. Such rights may be exercised only by the person to whom they are granted and only for his account. Each person exercising such subscription rights will be required to certify that he is purchasing shares solely for his own account and that he has no agreement or understanding regarding the sale or transfer of such shares. Statewide and HUBCO will pursue any legal and equitable remedies in the event they become aware of the transfer of subscription rights, and will not honor orders known by them to involve the transfer of such rights.

     Statewide's Voting Members consist of all holders of any withdrawable or deposit account of Statewide, excluding any non-interest bearing demand deposit, negotiable order of withdrawal (NOW) deposit account or other non-interest bearing transaction account (including IRA and Keogh account beneficiaries) of record and all borrowers from Statewide as of the Voting Record Date, which is _________ 1994. No person is required to purchase any shares of Common Stock in the Subscription Offering.

     Each of   Statewide's   Eligible   Subscribers   who wishes  to exercise
subscription rights in the Subscription Offering should complete and sign the Subscription Form indicating the dollar amount of Common Stock subscribed for. See "--Minimum and Maximum Limitations on Purchases". The Subscription Form, together with full payment for shares subscribed for, may be delivered to any Statewide office or be mailed in the enclosed postage-paid return envelope.

     Those persons who are beneficial owners of IRA, Keogh or similar accounts are not themselves Eligible Subscribers by virtue of having such accounts, but the account itself may be an Eligible Subscriber, if it is at Statewide. Payment for the Common Stock may be made with funds from an IRA or Keogh plan only if the beneficial owner authorizes and directs Statewide to transfer the IRA or Keogh plan to a self-directed IRA or Keogh plan at an independent trustee that permits the account to hold stock. The independent trustee then must be directed by the beneficiary to use funds from such account in an amount equal to the dollar amount of Common Stock subscribed for. Those persons who are interested in utilizing IRA, Keogh or similar accounts at Statewide to subscribe for shares
of Common  Stock in  the Subscription   Offering should  contact the  Stock
Information Center, _______, for instructions and assistance.

     Whether hand delivered or mailed, Subscription Forms and payment must be received by 5:00 p.m. New Jersey Time on ______, 1994 (or _____, 1994, if extended by Statewide with the approval of HUBCO and without further approval of the Commissioner or additional notice to subscribers). Failure of such receipt by the expiration time for any reason, will be deemed a waiver and release by the Eligible Subscriber of any rights the Eligible Subscriber may have in the Subscription Offering. An executed Subscription Form, once delivered, cannot be amended, modified or rescinded by the subscriber. Statewide, with the approval of HUBCO may,

but is not required to, waive any immaterial irregularity in any Subscription Form or require the submission of a corrected Subscription Form or the remittance of full payment for subscribed shares by such date as Statewide may specify. HUBCO's interpretation of the terms and conditions of subscription forms is final and HUBCO has the right to accept or reject, in whole or in part, the exercise of any subscription rights.

     Subscription payments will not be released until the Merger Conversion is completed or terminated; provided, however, if the Closing Date is not within 45 days after the close of the Offerings (i.e. ______, 1994), unless such period has been extended with the consent of the Commissioner, if necessary, all subscribers will have their funds returned promptly, with interest, and all withdrawal authorizations will be canceled. If an extension of time has been granted, all subscribers will be notified of such extension, of their rights to modify or rescind their subscriptions and have their subscription funds returned promptly with interest, and of the time period within which the subscriber must notify HUBCO of his intention to modify or rescind his subscription. The subscription of any subscriber that does not respond to the resolicitation will be automatically rescinded.

     Additional copies of Prospectuses are available upon request and questions or requests regarding subscription procedures or related matters may be directed to the Stock Information Center, __________.

Stockholder Offering

     This Prospectus  and a  Subscription   Form have  been mailed  to each
shareholder of record of HUBCO as of the Record Date. If any shares of the Common Stock are not subscribed for in the Subscription Offering, they will be offered in the Stockholder Offering. Only shareholders of record of HUBCO on the Record Date may participate in the Stockholder Offering and the right to subscribe for shares in the Stockholder Offering is nontransferable.

     Each eligible HUBCO stockholder who wishes to purchase the Common Stock should complete and sign the Subscription Form, indicating the dollar amount of
Common Stock  subscribed for. See  "--Minimum and  Maximum   Limitations on
Purchases." The Subscription Form, together with full payment for shares subscribed for, may be delivered to any Statewide office or be mailed in the enclosed postage-paid return envelope.

     Whether hand delivered or mailed, Subscription Forms and payment must be received by 5:00 p.m. New Jersey Time on _______________, 1994 (or _____, 1994,
if extended by Statewide with the approval of HUBCO and without further approval
of the  Commissioner or  additional   notice to  subscribers).   An executed
Subscription Form, once delivered, cannot be amended, modified or rescinded by the subscriber; provided, however, if the Closing Date is not within 45 days after the close of the Offerings (i.e. ______, 1994), unless such period has
been extended  with the  consent of  the Commissioner,   if necessary,  all
subscribers will have their funds returned promptly, with interest, and all withdrawal authorizations will be canceled. If an extension of time has been granted, all subscribers will be notified of such extension, of their rights to modify or rescind their subscriptions and have their subscription funds returned promptly with interest, and of the time period within which the subscriber must notify HUBCO of his intention to modify or rescind his subscription. The subscription of any subscriber that does not respond to the resolicitation will be automatically rescinded.

     Statewide, with the approval of HUBCO may, but is not required to waive any immaterial irregularity of a corrected Subscription Form or the remittance of full payment for subscribed shares by such date as Statewide may specify. HUBCO's interpretation of terms and conditions of the Stockholder Offering is final and HUBCO has the right to accept or reject any subscription.

Community Offering

     Any shares of the Common Stock not subscribed for in the Subscription Offering or Stockholder Offering are being offered to the general public in the Community Offering. Preference in the Community Offering will first be given to natural persons residing in counties in which Statewide maintains offices and second to natural persons residing in the State of New Jersey.

     Each person in the Community Offering who wishes to purchase the Common Stock should complete and sign the Subscription Form, indicating the dollar amount of Common Stock subscribed for. See "--Minimum and Maximum Limitations on Purchases." The Subscription Form, together with full payment for shares subscribed for, may be delivered to any Statewide office or be mailed in the enclosed postage-paid return envelope.

     Whether hand delivered or mailed, Subscription Forms and payment must be received by 5:00 p.m. New Jersey Time on ____________, 1994 (or ______, 1994, if
extended by Statewide with the approval of HUBCO and


without further approval of the Commissioner or additional notice to
subscribers. An executed Subscription Form,  once delivered,   cannot be
amended, modified or rescinded by the subscriber; provided, however, if the Closing Date is not within 45 days after the close of the Offerings
(i.e. ______, 1994), unless such period has been extended with the consent of the Commissioner, if necessary, all subscribers will have their funds returned promptly, with interest, and all withdrawal authorizations will be canceled. If an extension of time has been granted, all subscribers will be notified of such extension, of their rights to modify or rescind their subscriptions and have their subscription funds returned promptly with interest, and of the time period within which the subscriber must notify HUBCO of his intention to modify or rescind his subscription. The subscription of any subscriber that does not respond to the resolicitation will be automatically rescinded.

     Statewide, with the approval of HUBCO may, but is not required to waive any immaterial irregularity of a corrected Subscription Form or the remittance of full payment for subscribed shares by such date as Statewide may specify. HUBCO's interpretation of terms and conditions of the Community Offering is final and HUBCO has the right to accept or reject any subscription.

Number of Shares of Common Stock

     HUBCO has estimated that it is offering 1,944,444 shares hereby. This number is an estimate based on the midpoint of the Preliminary Appraised Value of Statewide prepared by Kaplan Associates of $35 million and an assumption that all shares being offered hereby will be sold in the Subscription Offering and Stockholder Offering at $18 per share. Using such assumptions, the number of shares offered will range from 2,236,111 shares at the maximum and 1,652,778 shares at the minimum of the ranges of the Preliminary Appraised Value of Statewide prepared by Kaplan Associates. The actual number of shares to be sold pursuant to this Prospectus may differ from the estimate of shares being offered. If subscriptions in the Subscription and Stockholder Offerings are received for an aggregate dollar amount of shares of Common Stock which is less than the Final Appraised Value, the actual number of shares to be issued will be determined by adding the sum of (i) the number of shares purchased at the Subscription Purchase Price in the Subscription Offering and Stockholder Offering and (ii) the number of shares purchased in the Community Offering, or Public Offering, which will be determined by subtracting the aggregate dollar amount of shares purchased in the Subscription and Stockholder Offerings from the Final Appraised Value and dividing the result by the Community Purchase Price. If subscriptions in the Subscription and Stockholder Offerings are received for an aggregate dollar amount of shares of Common Stock which is equal to or greater than the Final Appraised Value, the actual number of shares to be issued will be determined by dividing the Final Appraised Value by the Subscription Purchase Price. As provided in the Plan of Conversion, Kaplan
Associates will  determine the  Final   Appraised Value  promptly   following
expiration of the Subscription Offering. If the Final Appraised Value is higher or lower than $35 million, the aggregate dollar amount of shares offered in the Subscription Offering will be correspondingly adjusted without a resolicitation of subscribers, as long as the Final Appraised Value determined by Kaplan Associates remains within the Estimated Valuation Range of $29.75 million to $40.25 million. If Kaplan Associates determines that the Final Appraised Value is not within the Estimated Valuation Range, Commissioner approval must be obtained in order to complete the Subscription Offering and to allow such amount to be used as a basis for determining the actual number of shares of Common Stock offered in the Subscription Offering. Such approval will be conditioned upon a resolicitation of subscribers. In the event resolicitation is required, subscribers will be given the opportunity to increase, decrease or rescind their subscriptions and will be provided updated information upon which to base such decision. The subscription of any subscriber that does not respond to the resolicitation will be automatically rescinded. A copy of the updated approval will be filed with the Securities and Exchange Commission by means of a post-effective amendment to the Registration Statement of which this Prospectus is a part. See "AVAILABLE INFORMATION."

     In determining the Preliminary Appraised Value, Kaplan Associates conducted an analysis of Statewide that included a review of, among other factors, Statewide's audited financial statements prepared for the years ended March 31, 1992 and 1993 and unaudited financial statements for the six months ended September 30, 1992 and 1993. It also reviewed the economy in Statewide's primary market area and compared the respective financial condition and operating performance of Statewide with that of selected comparable publicly traded savings institutions. In addition, conditions in the securities market in general and in the market for thrift stocks in particular were reviewed. Similarly, when Kaplan Associates determines the Final Appraised Value following the expiration of the Subscription Offering, it intends to consider, among other things, any new developments or changes in Statewide's financial performance and condition and management policies and conditions in the public markets for thrift institution stock. Kaplan



Associates has relied on and assumed the accuracy and completeness of financial and statistical information provided by Statewide and did not independently verify the financial statements and other information provided by them, nor did it independently value the assets or liabilities of Statewide. Copies of the Kaplan Associates appraisal and the detailed memorandum of the appraiser setting forth the method and assumptions for such appraisal of Statewide are on file and available for inspection at the Statewide Stock Information Center. Kaplan Associates will receive an aggregate fee of $______ for its services as well as reimbursement for certain expenses up to an aggregate amount not to exceed $_______. Statewide has agreed to indemnify Kaplan Associates against certain liabilities arising out of or based upon its performance of services except where Kaplan Associates is determined to have been negligent or to have failed to exercise due diligence in the preparation of its appraisal.


     Statewide retained Kaplan Associates because it determined that Kaplan Associates was independent of Statewide, had experience in the area of corporate appraisal and, based upon its prior work in the field, would be acceptable to the regulatory authorities. Statewide's board of directors, with the assistance of its financial advisor, reviewed the methodology used in the preliminary appraisal as well as the assumptions underlying the preliminary appraisal.

     Although Statewide's board of directors and the Committee reviewed the summary valuation and the preliminary appraisal, they did not seek to influence or change the appraisal. Federal regulations governing conversions require an independent valuation of the converting institution, which is why Statewide hired Kaplan Associates.

     THE APPRAISED VALUE OF STATEWIDE IS NOT INTENDED, AND MUST NOT BE CONSTRUED, AS A RECOMMENDATION OF ANY KIND AS TO THE ADVISABILITY OF PURCHASING SHARES OF COMMON STOCK. THE APPRAISED VALUE CONSIDERS STATEWIDE AS A GOING CONCERN AND AS PART OF HUBCO AND SHOULD NOT BE CONSIDERED AS AN INDICATION OF
THE CURRENT   LIQUIDATION   VALUE OF  STATEWIDE OR  OF ITS  VALUE FOLLOWING
CONSUMMATION OF THE MERGER CONVERSION. IN ADDITION, THE APPRAISED VALUE IS NOT INTENDED, AND MUST NOT BE CONSTRUED, TO EXPRESS AN OPINION AS TO THE VALUE OF COMMON STOCK OFFERED HEREBY.

     THE SHARES OF COMMON STOCK CANNOT AND WILL NOT BE INSURED BY THE FDIC OR BY ANY OTHER GOVERNMENTAL AGENCY.

Payment for Shares

     Generally, payment for the dollar amount of shares of Common Stock subscribed for may be made by cash (if delivered in person), by check or money order and such payment must accompany the Subscription Form.

     All subscribers must subscribe for a dollar amount. A subscriber will receive the largest whole number of shares which that dollar amount will purchase, based upon the applicable purchase price and subject to maximum limitations and allocation procedures due to oversubscription of shares. Subscribers whose purchases are limited will receive a refund. See below "Settlement for Shares; Delivery of Certificates; Refunds".

     If a subscriber has a Statewide deposit account, payment for the shares may be made by authorizing Statewide on the Subscription Form to make a withdrawal from such account in a designated amount. In the case of a withdrawal authorization, the designated funds may not be withdrawn by the subscriber and will remain in the account until withdrawn by Statewide as of the Closing Date. Funds for which withdrawal is authorized will continue to accrue interest in accordance with the contractual terms of the account until funds are withdrawn at the Closing Date. Notwithstanding any provision regarding penalties for each withdrawal from a certificate of deposit account, Statewide will permit a subscriber to pay for any shares of Common Stock subscribed for by withdrawal from a certificate of deposit account without the assessment of a penalty. If, after the authorized withdrawal, the remaining balance in the certificate
account does  not meet  the applicable  minimum balance   requirement,   the
certificate will be cancelled at the time of the withdrawal, and the remaining balance will earn interest thereafter at the passbook rate.

     Subscription funds received for the purchase of Common Stock will be deposited in an escrow account at Statewide. Interest on the funds deposited will accrue at the passbook rate of Statewide, presently 2.50% per annum, from the date payment is received until the Closing Date or the Termination Date. The amount of interest earned will be paid to each subscriber promptly after the Closing Date or, if applicable, after the Termination Date.

     Subscribers may not borrow funds from Statewide or the Bank or HUBCO for the purpose of purchasing Common Stock in the Offerings.



Minimum and Maximum Limitations on Purchases

     The Plan places limitations on the number of shares which may be purchased in the Offerings by one purchaser or a group of purchasers acting in concert. The minimum subscription in the Subscription Offering is for 25 shares. The minimum subscription in the other Offerings is for 100 shares. The maximum number of shares of the Common Stock which may be purchased in the Merger Conversion by any subscriber, and associates of such subscriber, or by a group of persons acting in concert, may not exceed 5% of the total Common Stock issued in the Merger Conversion. However, HUBCO and the Board of Directors of Statewide may, in their sole discretion and without further notice to or solicitation of subscribers or other prospective purchasers, decrease such maximum purchase limitation (except for purchases made on behalf of the RRP) down to 1% of the total shares of Common Stock issued in the Merger Conversion. For these
purposes,   an   "associate"   is  (i)  any company  (other than  HUBCO or  a
majority-owned subsidiary thereof) of which such person is an officer or partner or is, directly or indirectly, the beneficial owner of 10% or more of any class of equity securities; (ii) any trust or other estate in which such person has a substantial beneficial interest or as to which such person serves as trustee or in a similar fiduciary capacity, except for a tax-qualified employee stock benefit plan; and (iii) any relative or spouse of such person, or any relative of such spouse, who has the same home as such person or who is a director or officer of Statewide or any of its subsidiaries. See "--Settlement for Shares; Delivery of Certificates" and "--Number of Shares of Common Stock."

Settlement for Shares; Delivery of Certificates; Refunds

     The number of shares issued to a subscriber will be determined at the conclusion of the Merger Conversion, and will depend on the dollar amount subscribed for, the applicable purchase price, the effect of certain purchase limitations and/or allocation procedures due to oversubscription of shares. Promptly after the Closing Date, refunds (or release of funds designated for withdrawal from deposit accounts) will be made (i) in lieu of fractional shares,
(ii) as a result of purchase limitations, (iii) in the event and to the extent of oversubscription, or (iv) if the Offering is terminated. Interest earned on subscription funds will be paid to the subscribers. See "--Oversubscriptions", "--Minimum and Maximum Limitations on Purchases" and "Payment For Shares."

     Statewide and Hubco have the right to reject any order submitted by a person whose representations they believe to be false or who it otherwise believes, either alone or acting in concert with others is violating, evading, circumventing, or intends to violate, evade or circumvent the terms and conditions of the plan.

     Certificates representing shares issued will be mailed to the address indicated on the Subscription Form promptly following the Closing Date along with notification of the Subscription Purchase Price and the Community Offering Price. Any certificates returned as undeliverable will be held by HUBCO until claimed by the persons legally entitled thereto or otherwise disposed of in accordance with applicable law.

     Although it is anticipated that the Closing Date and delivery of the stock certificates will occur as soon as practicable after the expiration of the Offerings, there can be no assurance that delays will not occur. Subscribers may not be able to sell the shares purchased until certificates are delivered. See "INVESTMENT CONSIDERATIONS."

Oversubscription

     If subscriptions are received for a dollar amount of Common Stock greater than the Final Appraised Value, the shares to be issued will be allocated first to the Subscription Offering, then to the Stockholder Offering, and then to the Community Offering.

     Within the Subscription Offering, shares will be allocated among Eligible Account Holders and then among Other Voting Members as follows:

          (a) If there are insufficient shares to fill the subscriptions of Eligible Account Holders, shares first will be allocated among subscribing Eligible Account Holders so as to permit each such Eligible Account Holder to purchase the lesser of 100 shares or the number of shares ordered. Any shares remaining after that allocation shall be allocated among subscribing Eligible Account Holders whose subscriptions remain unsatisfied in the proportion that the amount of qualifying deposits of each Eligible Account Holder bears to the total amount of qualifying deposits of all Eligible Account Holders whose subscriptions remain unsatisfied. If the amount so allocated exceeds the amount subscribed for by any one or more Eligible Account Holders, the excess shall be reallocated (one or more times as necessary) among Eligible Account Holders whose subscriptions are still not fully satisfied on the same principle until all available shares have been allocated.


          (b) If there are sufficient shares to fill the subscriptions of Eligible Account Holders but not those of Other Voting Members shares remaining shall be allocated to each subscribing Other Voting Member in the proportion that his or her respective subscription bears to the total subscriptions of all such subscribing Other Voting Members.

     If there are shares available after filling all subscriptions in the Subscription Offering, but the amount of shares remaining is insufficient to
fill the  orders received  in the  Stockholder Offering,   then within  the
Stockholder Offering, to the extent possible, shares will be allocated first, to each HUBCO stockholder whose order is accepted (each, a "HUBCO Buyer") in an amount equal to the lesser of: (a) 500 shares; or (b) the number of shares subscribed for by such HUBCO Buyer. If there are unallocated shares remaining thereafter, shares will be allocated to each HUBCO Buyer whose subscription remains unsatisfied in the proportion that the unfilled subscription of such HUBCO Buyer bears to the total unfilled subscriptions of all HUBCO Buyers.

     If there are shares available after filling all accepted subscriptions in the Stockholder Offering, but the amount of shares remaining is insufficient to fill the subscriptions of subscribers in the Community Offering, then, to the extent possible, shares will be allocated first, to each such subscriber whose order is accepted ("Community Buyer") in an amount equal to the lesser of: (a) 500 shares; or (b) the number of shares subscribed for by such Community Buyer. If there are unallocated shares remaining thereafter, available shares will be allocated in the manner described above for the Stockholder Offering, except that the subscriptions of natural persons residing in Bergen, Hudson and Union Counties, New Jersey will be filled before any shares are allocated to other Community Residents or to other subscribers in the Community Offering.

Termination of Offering

     The Offerings may be terminated at any time prior to the Closing Date if all of the conditions contained in the Agreement and the Plan of Conversion have not been met (or, in certain cases, waived). In the event of termination, subscribers will receive refunds for amounts remitted for their subscriptions plus interest. Funds designated for withdrawal from deposit accounts will be released.

     Subscription rights will not be given to persons who reside outside the United States or in jurisdictions where only a small number of persons otherwise eligible to subscribe for Common Stock reside, or where compliance with the securities laws of such jurisdictions would require HUBCO to register as a broker/dealer or otherwise qualify its securities for sale or where such registration or qualification would not be practicable for reasons of cost or otherwise. Under such circumstances, no payments will be made in lieu of the granting of subscription rights.

                    CERTAIN FEDERAL INCOME TAX CONSEQUENCES

     The following is a summary discussion of certain anticipated federal income tax consequences of the Merger Conversion and the purchase by Eligible Subscribers of Common Stock pursuant to the Subscription Offering. This summary is based on current law and it should be understood that the tax consequences of the Merger Conversion are subject to change in the event of changes in the law, including amendments to applicable statutes or regulations and changes in judicial or administrative rulings, some of which could be given retroactive effect. This summary does not address any foreign, state, or local tax consequences, nor does it address all aspects of federal income taxation that may apply to the Merger Conversion. Furthermore, the tax consequences to each
particular   Eligible   Subscriber   will depend  on his  or her   particular
circumstances or taxpayer status (e.g., nonresident alien, tax-exempt entity, etc.), which may not be addressed in this summary. Eligible Subscribers are urged, therefore, to consult their own tax advisors as to the specific tax consequences to them of the Merger Conversion and any purchase of Common Stock pursuant to the Offerings including, without limitation, tax return reporting requirements, the application and effect of federal, foreign, state, local, and other tax laws, and the implications of any proposed changes in the tax laws.

     Although the matter is not free from doubt, Eligible Subscribers may be required to recognize taxable income by reason of their receipt of Subscription Rights because the Subscription Price may be less than the fair market value of the Common Stock. An Eligible Subscriber who has recognized taxable income by reason of his or her receipt of Subscription Rights may be able to claim a loss upon the expiration of any unexercised Subscription Rights, which loss might be available to reduce or offset the amount of taxable income required to be recognized by such Eligible Subscribers by reason of the receipt of such Subscription Rights. Alternatively, an Eligible Subscriber may be able to claim
that taxable   income should  be recognized  by reason  of the  receipt of
Subscription Rights only to the extent of the fair market value, if any, of any Subscription Rights actually exercised by an Eligible Subscriber.



     Eligible Subscribers are not required to exercise their Subscription Rights or to purchase shares in the Subscription Offering.

     HUBCO and Statewide will receive an opinion (the "Tax Opinion") of Clapp & Eisenberg, P.C., tax counsel to HUBCO, in which various opinions are rendered with respect to certain federal income tax consequences to Eligible Account Holders of the Merger Conversion and the purchase of the Common Stock pursuant to the Subscription Offering and the Community Offering, respectively. Such opinion does not address the tax consequences of the transaction to Members who are not Eligible Account Holders. Where appropriate or useful, this discussion will refer to the Tax Opinion and particular conclusions expressed therein. However, a legal opinion such as the Tax Opinion represents only the opining lawyer's best legal judgment as to the matters expressed therein and has no binding effect on the IRS or any court or administrative tribunal. There can be no assurance that the IRS could not successfully contest in the courts a legal conclusion expressed in the Tax Opinion or that legislative, administrative, or judicial decisions or interpretations may not be forthcoming that would significantly change the opinions set forth in the Tax Opinion. The IRS will not currently issue private letter rulings concerning a transaction's qualification as certain types of reorganizations or certain federal income tax consequences resulting from any such qualification. No private letter ruling has been, nor is it anticipated that such a ruling will be, requested from the IRS with respect to the Merger Conversion.

Reorganization Status

     The Tax Opinion will conclude, among other things, that the Merger Conversion will constitute one or more reorganizations within the meaning of
Section 368(a) of the Code. Receipt of the Tax Opinion concluding that the Merger Conversion will constitute one or more reorganizations under the Code is a condition precedent to HUBCO's and Statewide's obligations to consummate the Merger Conversion. In view of the fact that the Merger Conversion should constitute one or more reorganizations for federal income tax purposes, neither HUBCO, the Bank nor Statewide should recognize taxable gain or loss in connection with the transaction. Notwithstanding the foregoing, Statewide will be required to restore (i.e., take into income) the amount of its allowance for possible loan losses maintained pursuant to Section 593(a) of the Code upon the consummation of the Merger Conversion.

Certain Income Tax Consequences of the Merger Conversion to Eligible Subscribers

     Under general rules that have developed in recent years, gain or loss, if any, realized by Eligible Subscribers as a result of the Merger Conversion, must be recognized and reported for federal income tax purposes. However, the amount of such gain required to be recognized by an Eligible Subscriber will not exceed the sum of (i) the fair market value of the Subscription Rights received by the Eligible Subscribers pursuant to the Subscription Offering and (ii) the fair market value, if any, of the interest to be received by the Eligible Subscribers in the Liquidation Account to be established by Statewide in connection with the Merger Conversion (the "Liquidation Account").

     The application of these rules to the Merger Conversion is complicated by the fact that the Eligible Subscribers will receive Subscription Rights to purchase the Common Stock at the Subscription Price, which will be less than the Public Offering Price. Historically, taxpayers have sometimes taken the position that rights to purchase stock offered at fair market value in conversions of mutual thrifts do not have independent value. This approach may not apply to the Subscription Rights to purchase the Common Stock at the Subscription Price because those Subscription Rights are expected to enable Eligible Subscribers to purchase shares at less than the fair market value. It is unclear as to how the Subscription Rights should be valued or how to determine the number of Subscription Rights issued to each Eligible Subscribers for this purpose. The determination of whether the Subscription Rights received have a determinable fair market value could be affected by a number of factors including, without limitation, the non-transferability of the Subscription Rights, the excess, if any, of the market price of the Common Stock over the Subscription Price, and the period of time during which the Subscription Rights will be outstanding and exercisable, as well as other possible factors. In recent years the IRS has indicated in several private letter rulings that any gain realized as a result of the receipt of a Subscription Right with a fair market value must be recognized by the Eligible Subscribers, regardless of whether or not such Subscription Right is exercised. However, in a recent private letter ruling, the IRS concluded that a subscription rights recipient realized gain from receipt of a subscription right only if the subscription right were exercised. Private letter rulings, while potentially instructive, may not be relied upon in the present situation as any expression of the policy of the IRS or as any expression of the present state of the law in this area, and it is uncertain as to whether the IRS would reach a similar conclusion with regard to the Subscription Rights received by Eligible Subscribers in this transaction.



     If an Eligible Subscriber is required to recognize gain upon receipt of Subscription Rights and does not exercise some or all of the Subscription Rights received, the Eligible Subscribers may be entitled to claim, for the year in which the Subscription Rights expire, a loss in an amount equal to the Eligible Subscribers' tax basis in such Subscription Rights. See "--Basis in Subscription Rights and Interest in Liquidation Account." Such loss should be a capital loss, provided the Common Stock that would have been acquired upon the exercise of such Subscription Rights would have constituted a capital asset in the hands of the Eligible Subscribers. Although the loss should be equal in amount to the gain recognized upon receipt of such Subscription Rights, the character of the loss as a capital loss may not necessarily be the same as the character of the gain required to be recognized upon receipt of such Subscription Rights, and under certain circumstances the year in which an Eligible Subscriber is entitled to deduct the loss may be later than the year in which the gain from receipt of such Subscription Rights is recognized. For most Eligible Subscribers, any gain recognized with regard to the Subscription Rights received should be treated as capital gain.

     In several recent private letter rulings, the IRS has concluded that an interest in a liquidation account has only nominal, if any, fair market value. Private letter rulings, while potentially instructive, however, may not be relied upon as legal authority by any taxpayer other than the taxpayers to whom the rulings were addressed. Rather, such rulings should be viewed only as an expression of the current policy of the IRS.

     Eligible Subscribers are urged to consult with their own tax advisors as to the specific tax consequences to them of the Merger Conversion and the purchase of any the Common Stock pursuant to either the Subscription Offering or the Community Offering including, among other matters, the determination of the number of Subscription Rights which will be treated as received by an Eligible Subscriber and when such Subscription Rights will be treated as received, the determination of the fair market value of Subscription Rights and interest in the Liquidation Account received, the amount of gain or loss, if any, realized by Eligible Subscribers upon receipt of Subscription Rights and interests in the Liquidation Account, the Eligible Subscribers' possible entitlement to claim a deductible loss upon expiration of any unexercised Subscription Rights, and the amount thereof, and the character of any gain or loss recognized by an Eligible Subscriber as a result of the Merger Conversion.

Basis in Subscription Rights and Interest in Liquidation Account

     An Eligible Subscriber who receives, as part of the Merger Conversion, Subscription Rights in the Subscription Offering should have a tax basis in such Subscription Rights equal to zero, increased by the amount of gain, if any, recognized by such Eligible Subscribers with regard to such Subscription Rights. An Eligible Subscriber's tax basis in the interest in the Liquidation Account received by such Eligible Subscribers should be equal to the fair market value of the interest in the Liquidation Account received. If the interest in the Liquidation Account is determined to have no fair market value, the Eligible Subscribers' tax basis therein will be zero.

Exercise of Subscription Rights Received in Subscription Offering

     An Eligible Subscriber who receives Subscription Rights in the Subscription Offering (i) will not recognize any additional taxable income as the result of the purchase of the Common Stock pursuant to the exercise of such Subscription Rights in excess of the fair market value of the Subscription Rights exercised, and (ii) shall have a tax basis in the Common Stock so purchased equal to the purchase price paid therefor, increased by the tax basis, if any, of the Subscription Rights exercised, and shall have a holding period for such the Common Stock commencing on the date the Subscription Rights are exercised. No person is required to exercise Subscription Rights.


Beneficiaries of Retirement Deposits

     Those who are beneficiaries of Retirement Deposits are not themselves Eligible Subscribers by virtue of having such accounts, but the account itself may be an Eligible Subscriber. Thus, the tax consequences of the receipt and exercise of Subscription Rights should be applicable to the Retirement Deposits themselves, and not the beneficial owners hereof. So long as such accounts are tax-exempt, under Sections 408 or 501(a) of the Code, there should be no federal
income tax  consequences to  the accounts   resulting from  receipt of  the
Subscription Rights. Provided that the beneficial owner of a Retirement Deposit authorizes and directs Statewide to transfer the Retirement Deposit to a self-directed Retirement Deposit at an independent trustee, then payment for the Common Stock with funds from a Retirement Deposit should have no federal income tax consequences to the Retirement Deposit or to the beneficial owner of such account. To the extent that the balance in a Retirement Deposit is increased as a result of the exercise of Subscription Rights, additional income generally would be recognized upon the future withdrawal of such account balance.



Tax Consequences of Stockholder Offering to Shareholders of HUBCO

     Pursuant to the Stockholder Offering, shareholders of HUBCO shall have the right, subject to the prior rights of the Eligible Subscribers granted pursuant to the Subscription Offering, to subscribe for the Common Stock at the Subscription Purchase Price which will be the lesser of (i) the Fixed Price or
(ii) 95% of the Community Purchase Price. As a general rule, a distribution by a corporation to its shareholders of rights to acquire stock in the corporation is not taxable to the shareholders, even if the stock rights are exercisable at a purchase price less than the current fair market value of the stock. This general rule should apply to the receipt of Subscription Rights by the shareholders of HUBCO in connection with the Stockholder Offering. Where the fair market value of stock rights at the time of their distribution is less than 15% of the fair market value of the stock with respect to which the rights are distributed (which shall be the case with respect to the Stockholder Offering), if the rights have been distributed in a nontaxable transaction, the rights will have an adjusted basis in the hands of a recipient shareholder equal to zero, unless the shareholder elects to allocate a portion of the basis in his stock held at the time of the distribution of rights in accordance with rules specified in the Code. Such an allocation is permitted only if the stock rights are exercised. If the rights are allowed to lapse unexercised no basis allocation is permitted. If the stock rights are exercised, there will be no taxable gain or loss recognized by reason of the exercise, and the stock acquired thereby will have a basis equal to the sum of the amount paid for the stock, plus the amount of the basis, if any, of the shareholder in the stock rights which have been exercised. The holding period of the stock acquired on exercise of the stock rights will begin on the date the stock rights are exercised.

Interest Payments and Backup Withholding

     Any amounts received from a subscriber for the purchase of shares in the Offerings (other than by designation of such amounts for withdrawal from a deposit account) will be deposited in an escrow account at Statewide. Statewide will pay interest to the Subscriber on such funds at the passbook rate from the date payment is received until the Closing Date or the Termination Date. Interest described in this paragraph should constitute ordinary interest income to the subscriber.

     For federal income tax purposes, Statewide is required, under certain circumstances, to withhold 31 percent of payments (reportable payments) of interest to a subscriber who is not exempt from backup withholding. Backup withholding applies if, among other things, (i) the subscriber fails to furnish
Statewide   with his  or her  social   security   number or  other   taxpayer
identification number ("TIN"), (ii) the IRS notifies Statewide that the TIN furnished by the subscriber is incorrect, (iii) the IRS notifies Statewide that the subscriber has failed to report interest properly, or (iv) under certain circumstances, the subscriber fails to provide Statewide with a certified statement, signed under penalty of perjury, that the TIN provided to Statewide is correct and that such subscriber is not subject to withholding. Backup withholding will not apply to a reportable payment of interest if the subscriber is an exempt recipient (such as a corporation or a financial institution). Any amounts withheld under the backup withholding rules would be allowed as a refund or credit against a subscriber's federal income tax provided that required information is furnished to the IRS.

                     DESCRIPTION OF CAPITAL STOCK OF HUBCO

General

     The authorized capital stock of HUBCO consists of 13,200,000 shares of Common Stock and 3,300,000 shares of preferred stock. As of January 6, 1994, (i) 6,585,980 shares of Common Stock were issued and outstanding, (ii) 166,450 shares of Common Stock were reserved for issuance under HUBCO's restricted stock plan, and (iii) 110,000 were reserved for a director stock plan.

     No shares of preferred stock have been issued. Under the terms of HUBCO's Certificate of Incorporation, the Board of Directors has authority at any time
(i) to divide any or all of the preferred stock into series and determine the designation, number of shares, relative rights, preferences and limitations of any such series and (ii) to increase the number of shares of any such series previously determined by it and to decrease such previously determined number of shares to a number not less than that of the shares of such series then outstanding.

     Under the Washington Merger Agreement, HUBCO has agreed that it will amend its certificate of incorporation to create a Series A Preferred Stock with a stated value of $24.00, convertible into one share of HUBCO Common Stock. The Series A Preferred Stock will have an adjustable annual cumulative dividend, depending upon the closing price of HUBCO Common Stock during a 20 day period ending two business days prior to the closing and each anniversary thereof. The dividend will range from $1.00 a share, if the Common Stock is trading at $24.00, to $1.68 a

share if the Common Stock is trading below $19.00 a share. Dividends will be paid quarterly and must be paid or set aside for payment before any dividends can be paid on the Common Stock. The Series A Preferred Stock will rank senior to any other class or series of preferred stock. The Series A Preferred Stock is entitled to a preference upon any liquidation of $24.00 per share, plus the amount of any accrued and unpaid dividends. The Series A Preferred Stock may be called for redemption at any time if the Common Stock trades at $24.00 or more for 20 consecutive business days. The Series A Preferred Stock may be converted into Common Stock at any time prior to the effective date of the redemption and the conversion rate is subject to adjustment under certain circumstances. Except as otherwise required under New Jersey law, and as set forth below, the Series A Preferred Stock has no voting rights.
If HUBCO fails to pay a quarterly dividend upon the Preferred Stock for two consecutive quarters, the holders of the Preferred Stock would have the right to elect two directors to HUBCO's Board until the dividend arrearage is cured. Under New Jersey law and the certificate of incorporation, holders of Series A Preferred Stock would be entitled to vote as a separate class on any merger, acquisition or sale of assets which requires the approval of HUBCO's shareholders and on any amendment to the certificate of incorporation which affects the provisions creating the Series A Preferred Stock, except an amendment approved by the Board of Directors solely to affect a stock split or reduction. The foregoing summary is qualified in its entirety by reference to
Exhibit 2.1 to the Washington Merger Agreement which contains the proposed amendment to the certificate of incorporation of HUBCO to create the Series A Preferred Stock. Under the Washington Merger Agreement, HUBCO anticipates that it will issue 861,642 shares of this new Series A Preferred Stock if the acquisition of Washington is consummated.

Dividend Rights

     The holders of Common Stock are entitled to receive dividends, when, as and if declared by the Board of Directors of HUBCO out of funds legally available therefor, subject to the preferential dividend rights of any preferred stock that may be outstanding. The only statutory limitation is that such dividends may not be paid when HUBCO is insolvent and may be paid only out of statutory surplus. Because funds for the payment of dividends by HUBCO must come primarily from the earnings of HUBCO's bank subsidiary, as a practical matter, any restrictions on the ability of the Bank to pay dividends act as restrictions on the amount of funds available for the payment of dividends by HUBCO.

     As a New Jersey chartered commercial bank, the Bank is subject to the restrictions on the payment of dividends contained in the New Jersey Banking Act of 1948 (the "Banking Act"). Under the Banking Act, the Bank may pay dividends only out of retained earnings, and out of surplus to the extent that surplus
exceeds  50  percent of  stated capital.   Under the  Financial Institutions
Supervisory Act, the FDIC has the authority to prohibit a state-chartered bank from engaging in conduct which, in the FDIC's opinion, constitutes an unsafe or unsound banking practice. Under certain circumstances, the FDIC could claim that the payment of a dividend or other distribution by the Bank to HUBCO constitutes an unsafe or unsound practice.

     HUBCO is also subject to certain Federal Reserve Board policies which may, in certain circumstances, limit its ability to pay dividends. The Federal Reserve Board policies require, among other things, that a bank holding company maintain a minimum capital base. The Federal Reserve Board would most likely seek to prohibit any dividend payment which would reduce a holding company's capital below these minimum amounts.

     At September 30, 1993, the Bank had $57 million available for the payment of dividends to HUBCO. At September 30, 1993, HUBCO had $28 million available for stockholder dividends, the payment of which would not reduce any of its capital ratios below the minimum.

Voting Rights

     At meetings of shareholders, holders of Common Stock are entitled to one vote per share. The quorum for shareholders' meetings is a majority of the outstanding shares entitled to vote represented in person or by proxy.
Except as indicated below, all actions and authorizations to be taken or given by shareholders require the approval of a majority of the votes cast by holders of Common Stock at a meeting at which a quorum is present.

     The Board of Directors is divided into three classes of directors, each class being as nearly equal in number of directors as possible. Approximately one-third of the entire Board of Directors is elected each year and the directors serve for terms of up to three years, and, in all cases, until their respective successors are duly elected and qualified.

     The exact number of directors and the number constituting each class is fixed from time to time by resolution adopted by a majority of the entire Board of Directors. Shareholders may remove any director from office for cause.


The affirmative vote of at least three quarters of the shares of HUBCO entitled to vote thereon is required to amend or repeal the provisions of HUBCO's Certificate of Incorporation relating to the classification of the Board of Directors and the removal of directors.

     HUBCO's Certificate of Incorporation contains a "minimum price" provision. In the event a "related person" (defined in the Certificate of Incorporation to include persons who, together with their affiliates, own 10% or more of HUBCO's common stock) proposes to enter into a Business Combination (as defined in the Certificate of Incorporation) with HUBCO, the proposed transaction will require the affirmative vote of at least three quarters of the outstanding shares entitled to vote on the transaction, unless the proposed transaction is (i) first approved by a majority of HUBCO's Board of Directors, and (ii) the shareholders of HUBCO are offered consideration in an amount equal to or in excess of an amount determined in accordance with a formula contained in the Certificate of Incorporation. If both these tests are met, the proposed transaction need only be approved by a majority of the outstanding shares entitled to vote.

Liquidation Rights

     In the event of liquidation, holders of Common Stock are entitled to receive ratably any assets distributed to shareholders, except that if shares of preferred stock of HUBCO are outstanding at the time of liquidation, such shares of preferred stock may have prior rights upon liquidation.

Assessment and Redemption

     All outstanding shares of Common Stock are fully paid and nonassessable. The Common Stock is not redeemable at the option of the issuer or the holders thereof.

Preemptive and Conversion Rights

     Holders of Common Stock do not have conversion rights or preemptive rights with respect to any securities of HUBCO.

Other Matters

     HUBCO can (except in connection with certain business combinations) issue new shares of authorized but unissued Common Stock or Preferred Stock without shareholder approval.

                                    EXPERTS


     The consolidated financial statements of HUBCO and subsidiaries as of and for the years ended December 31, 1993, 1992 and, 1991 included in this Prospectus and elsewhere in the Registration Statement have been audited by Arthur Andersen & Co., independent public accountants, as indicated in their reports with respect hereto, and are included herein in reliance upon the authority of said firm as experts in giving said reports.

     The consolidated financial statements of Statewide as of March 31, 1993 and 1992 and for each of the three years in the period ended March 31, 1993, included in this Prospectus have been audited by Deloitte & Touche, independent auditors, as stated in their report appearing herein (which report expresses an unqualified opinion and includes explanatory paragraphs regarding restatement of 1993 and 1992 financial statements and matters regarding regulatory capital compliance), and have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

     Statewide has relied upon an opinion prepared by Kaplan Associates, Inc. as to the appraised value of Statewide.

     The consolidated financial statements of Washington as of and for the years ended December 31, 1993, 1992 and 1991 included in this Prospectus and elsewhere in this Registration Statement have been audited by Coopers & Lybrand, independent public accountants, as indicated in their report with respect thereto appearing elsewhere herein and upon the authority of said firm as experts in giving said report.

                                 LEGAL MATTERS

     The validity of the shares of Common Stock offered hereby will be passed upon for HUBCO by Clapp & Eisenberg, P.C., Newark, New Jersey.

                       INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

ITEM                                                                   PAGE
- ----                                                                   ----

HUBCO, INC.:

Reports of Independent Public Accountants. . . . . . . . . . .           F-1

Consolidated Balance Sheets at December 31, 1993 and 1992. . .           F-2

Consolidated Statements of Income for the Years Ended
 December 31, 1993, 1992, and 1991 . . . . . . . . . . . . . .           F-3

Consolidated Statements of Changes in Stockholders' Equity
 for the Years Ended December 31, 1993, 1992 and 1991. . . . .           F-4

Consolidated Statements of Cash Flows for the Years Ended
 December 31, 1993, 1992 and 1991. . . . . . . . . . . . . . .           F-5

Notes to Consolidated Financial Statements . . . . . . . . . .     F-6 to 21


STATEWIDE SAVINGS BANK, S.L.A.:

Report of Independent Public Accountants . . . . . . . . . . .          F-22

Consolidated Statements of Financial Condition at December 31,
 1993 (Unaudited) and at March 31, 1993 and 1992 (Audited) . .          F-23

Consolidated Statements of Operations and Retained Earnings
 for the Nine Months Ended December 31, 1993 and 1992
 (Unaudited) and for the Three Years Ended March 31, 1993,
 1992 and 1991 (Audited) . . . . . . . . . . . . . . . . . . .   F-24 and 25

Consolidated Statements of Cash Flows for the Nine Months Ended
 December 31, 1993 and 1992 (Unaudited) and for the Three
 Years Ended March 31, 1993, 1992 and 1991 (Audited) . . . . . F-26 and F-27

Notes to Consolidated Financial Statements . . . . . . . . . .    F-28 to 45


WASHINGTON BANCORP. INC.:

Report of Independent Public Accountants . . . . . . . . . . .          F-46

Consolidated Balance Sheets at December 31, 1993 and 1992. . .          F-47

Consolidated Statements of Operations for the Years Ended
 December 31, 1993, 1992 and 1991. . . . . . . . . . . . . . .          F-48

Consolidated Statements of Changes in Stockholders' Equity for
 the Years Ended December 31, 1993, 1992 and 1991 . . .  . . .          F-49

Consolidated Statements of Cash Flows for the Years Ended
 December 31, 1993, 1992 and 1991. . . . . . . . . . . . . . .   F-50 and 51

Notes to Consolidated Financial Statements . . . . . . . . . .    F-52 to 68

                        REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Stockholders and Board of Directors of HUBCO, Inc.:

     We have audited the accompanying consolidated balance sheets of HUBCO, Inc. (a New Jersey corporation) and subsidiaries as of December 31, 1993 and 1992, and the related consolidated statements of income, changes in stockholders' equity and cash flows for each of the three years in the period ended December 31, 1993. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of HUBCO, Inc. and subsidiaries as of December 31, 1993 and 1992, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1993 in conformity with generally accepted accounting principles.

     As discussed in Note 1 to the consolidated financial statements, in 1992 the Company changed its method of accounting for income taxes and in 1993 its method of accounting for investments in debt and equity securities.

                                                  /s/ Arthur Andersen & Co.
                                                  ARTHUR ANDERSEN & CO.

Roseland, New Jersey
February 1, 1994

                              HUBCO, INC. AND SUBSIDIARIES
                              CONSOLIDATED BALANCE SHEETS
                           (in thousands, except share data)
                                                        December 31,
                                                      -----------------
                                                      1993       1992
                                                      ----      ------
                               ASSETS
ASSETS:
 Cash and due from banks (Note 3). . . . . . .    $   49,542   $ 38,400
 Federal funds sold. . . . . . . . . . . . . .         9,800     23,300
                                                  ----------   --------
     Total Cash and Cash Equivalents . . . . .        59,342     61,700
                                                  ----------   --------
 Investment securities (Notes 1 and 4):
  Available for sale, at market value
  (amortized cost of $123,833 for 1993). . . .       130,555        --
  Held to maturity, at cost (market value of
   $301,692 and $333,259 for
    1993 and 1992, respectively) . . . . . . .       296,130    322,522
                                                  ----------   --------
     Total Investment Securities . . . . . . .       426,685    322,522
                                                  ----------   --------
 Loans (Notes 1, 5, 7 and 8):
  Real estate--mortgage. . . . . . . . . . . .       246,647    261,563
  Commercial and financial . . . . . . . . . .       178,827    152,244
  Consumer credit. . . . . . . . . . . . . . .       109,169    105,418
  Direct lease financing . . . . . . . . . . .           122      1,644
                                                  ----------   --------
                                                     534,765    520,869
                                                  ----------   --------
 Less:
  Allowance for possible loan losses (Notes 1
   and 6). . . . . . . . . . . . . . . . . . .        10,811      7,605
  Deferred loan fees . . . . . . . . . . . . .           676        718
  Unearned income. . . . . . . . . . . . . . .         4,699      6,703
                                                  ----------   --------
     Net Loans . . . . . . . . . . . . . . . .       518,579    505,843
                                                  ----------   --------
  Premises and equipment, net (Notes 1 and 9).        18,001     15,097
  Accrued interest receivable. . . . . . . . .        10,259      9,493
  Other real estate (Note 1) . . . . . . . . .         2,311      1,252
  Other assets (Notes 2, 10 and 11). . . . . .         6,648     16,004
                                                  ----------   --------
     Total Assets. . . . . . . . . . . . . . .    $1,041,825   $931,911
                                                  ==========   ========
 LIABILITIES AND STOCKHOLDERS' EQUITY
LIABILITIES:
 Deposits
  Noninterest bearing. . . . . . . . . . . . .    $  205,233   $171,178
  Interest bearing . . . . . . . . . . . . . .       730,455    672,048
                                                  ----------   --------
     Total Deposits. . . . . . . . . . . . . .       935,688    843,226
                                                  ----------   --------
 Federal funds purchased and securities sold
  under agreements to repurchase . . . . . . .        19,629     14,133
 Accrued taxes and other liabilities . . . . .         7,554      6,239
                                                  ----------   --------
     Total Liabilities . . . . . . . . . . . .       962,871    863,598
                                                  ----------   --------
COMMITMENTS AND CONTINGENCIES (Notes 14 and 15)
STOCKHOLDERS' EQUITY (Notes 12 and 13):
 Preferred stock, no par value; authorized
  3,300,000 shares, none issued. . . . . . . .           --         --
 Common stock, no par value; authorized
  13,200,000 shares; issued 6,933,361
  and outstanding 6,724,661 and issued 6,286,342
   and outstanding 6,285,572 shares in 1993 and
   1992, respectively. . . . . . . . . . . . .        18,492     16,766
 Additional paid-in capital. . . . . . . . . .        49,048     34,077
 Retained earnings . . . . . . . . . . . . . .        12,669     18,042
 Treasury stock, at cost, 208,770 and 770 shares
  in 1993 and 1992, respectively . . . . . . .        (4,571)        (6)
 Restricted stock award. . . . . . . . . . . .          (946)      (566)
 Unrealized gain on investment securities
  available for sale, net of income taxes
  of $2,460. . . . . . . . . . . . . . . . . .         4,262         --
                                                  ----------   --------
     Total Stockholders' Equity. . . . . . . .        78,954     68,313
                                                  ----------   --------
     Total Liabilities And Stockholders'
      Equity . . . . . . . . . . . . . . . . .    $1,041,825   $931,911
                                                  ==========   ========
     The accompanying notes to consolidated financial statements are an integral part of these balance sheets.

                              HUBCO, INC. AND SUBSIDIARIES
                           CONSOLIDATED STATEMENTS OF INCOME
                         (in thousands, except per share data)

                                                       For The Years
                                                    Ended December 31,
                                              -------------------------------
                                                 1993      1992       1991
                                                -------   -------    -------
INTEREST INCOME:
  Interest and fees on loans:
  Taxable. . . . . . . . . . . . . . . .      $43,240    $45,004    $39,550
  Tax-exempt . . . . . . . . . . . . . .          306        402        511
                                              -------    -------    -------
                                               43,546     45,406     40,061
                                              -------    -------    -------
 Interest and dividends on investment
  securities:
  Taxable. . . . . . . . . . . . . . . .       22,350     19,991      9,286
  Tax-exempt . . . . . . . . . . . . . .        1,092        907      1,515
                                              -------    -------    -------
                                               23,442     20,898     10,801
                                              -------    -------    -------
 Interest on federal funds sold. . . . .          771      1,342        897
     Total Interest Income . . . . . . .       67,759     67,646     51,759
                                              -------    -------    -------
INTEREST EXPENSE:
 Savings deposits. . . . . . . . . . . .       11,928     12,350     11,546
 Time deposits and certificates of
  deposits . . . . . . . . . . . . . . .        8,451     13,744     12,864
 Interest on short-term and other
  borrowings . . . . . . . . . . . . . .          362        539        877
                                              -------    -------    -------
     Total Interest Expense. . . . . . .       20,741     26,633     25,287
                                              -------    -------    -------
     Net Interest Income . . . . . . . .       47,018     41,013     26,472
PROVISION FOR POSSIBLE LOAN LOSSES . . . .      3,600      4,116      2,312
                                              -------    -------    -------
     Net Interest Income after Provision
      for Possible Loan Losses . . . . . .     43,418     36,897     24,160
                                              -------    -------    -------
OTHER INCOME:
 Trust department income . . . . . . . . .        525        591        667
 Service charges on deposit accounts . . .      5,981      4,832      3,725
 Investment securities gains (losses). . .        --         (26)        39
 Other . . . . . . . . . . . . . . . . . .      2,100      2,260      1,040
                                              -------    -------    -------
                                                8,606      7,657      5,471
                                              -------    -------    -------
                                               52,024     44,554     29,631
                                              -------    -------    -------
OTHER EXPENSES:
 Salaries. . . . . . . . . . . . . . . . .     11,910     10,475      8,429
 Pension and other employee benefits
  (Note 11). . . . . . . . . . . . . . . .      4,591      3,229      2,861
 Occupancy expense . . . . . . . . . . . .      3,056      3,182      2,334
 Equipment expense . . . . . . . . . . . .      1,960      1,760      1,777
 Net cost to operate other real estate . .        119        562        481
 Deposit and other insurance . . . . . . .      2,262      1,986      1,316
 Outside services. . . . . . . . . . . . .      2,782      2,790      2,678
 Amortization of intangible assets . . . .        --       2,424        292
 Charitable contributions (Note 1) . . . .         33      4,032         32
 Other . . . . . . . . . . . . . . . . . .      3,258      3,909      2,074
                                              -------    -------    -------
                                               29,971     34,349     22,274
                                              -------    -------    -------
     Income Before Provision for Income
      Taxes. . . . . . . . . . . . . . . .     22,053     10,205      7,357
PROVISION FOR INCOME TAXES (Note 10):
 Federal . . . . . . . . . . . . . . . . .      6,976        207      1,725
 State . . . . . . . . . . . . . . . . . .        875        357        611
                                              -------    -------    -------
                                                7,851        564      2,336
                                              -------    -------    -------
     Net Income. . . . . . . . . . . . . .    $14,202    $ 9,641    $ 5,021
                                              =======    =======    =======
WEIGHTED AVERAGE SHARES OUTSTANDING
 (Note 1). . . . . . . . . . . . . . . . .      6,909      6,091      4,955
                                                =====      =====      =====
NET INCOME PER SHARE (Note 1). . . . . . .      $2.06      $1.58      $1.01
                                                =====      =====      =====

           The accompanying notes to consolidated financial statements are an integral part of these statements.


                                                       HUBCO, INC. AND SUBSIDIARIES
                                        CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
                                           For the Years Ended December 31, 1993, 1992 and 1991
                                                    (in thousands, except share data)

                                                                                                                 Unrealized
                                                                                                                   Gain on
                                                                                                                 Investment
                                                  Common Stock    Additional                        Restricted   Securities
                                              -------------------   Paid-in    Retained    Treasury    Stock      Available
                                               Shares     Amount    Capital    Earnings      Stock    Awards      for Sale
                                              ---------   -------  ---------   --------    -------------------  ------------
Balance at December 31, 1990 . . . . . .     4,112,098    $10,968   $15,727    $11,430     ($ 249)    ($309)         $  --
 Net income--1991 . . . . . . . . . . . .          --         --        --       5,021        --         --             --
 Cash dividends--$.33 per share . . . . .          --         --        --      (1,679)       --         --             --
 Purchase of 1,000 shares of treasury
  stock . . . . . . . . . . . . . . . . .          --         --        --         --          (5)       --             --
 Issuance of restricted stock . . . . . .        7,980         21        54          3        254      (332)            --
 Amortization of restricted stock . . . .          --         --        --         --         --         195            --
 10% stock dividend . . . . . . . . . . .      411,414      1,097     2,863     (3,960)       --         --             --
                                             ---------    -------   -------    -------    -------     ------        ------
Balance at December 31, 1991. . . . . . .    4,531,492     12,086    18,644     10,815        --       (466)            --
 Net income--1992 . . . . . . . . . . . .          --         --        --       9,641        --         --             --
 Cash dividends--$.40 per share . . . . .          --         --        --      (2,414)       --         --             --
 Issuance of common stock net of
  related expenses. . . . . . . . . . . .    1,725,000      4,600    15,115        --         --         --             --
 Return of 770 shares of restricted stock
  to treasury stock . . . . . . . . . . .          --         --        --         --          (6)         6            --
 Issuance of restricted stock . . . . . .       29,850         80       318        --         --       (398)            --
 Amortization of restricted stock . . . .          --         --        --         --         --         272            --
                                             ---------    -------   -------    -------    -------     ------        ------
Balance at December 31, 1992. . . . . . .    6,286,342     16,766    34,077     18,042         (6)     (566)            --
 Net income--1993 . . . . . . . . . . . .          --         --        --      14,202        --         --             --
 Cash dividends--$.47 per share . . . . .          --         --        --      (3,267)       --         --             --
 10% stock dividend . . . . . . . . . . .      628,011      1,675    14,653    (16,328)       --         --             --
 Return of 1,122 shares of restricted
  stock to treasury stock . . . . . . . .          --         --        --          1         (11)        10            --
 Issuance of restricted stock . . . . . .       19,008         51       318        19         280      (668)            --
 Amortization of restricted stock . . . .          --         --        --         --         --         278            --
 Purchase of 221,000 shares of
  treasury stock. . . . . . . . . . . . .          --         --        --         --      (4,834)       --             --
 Unrealized gain on investment
  securities available for sale, net
  of income taxes of $2,460 . . . . . . .          --         --        --         --         --         --          4,262
                                             ---------    -------   -------    -------    -------     ------        ------
Balance at December 31, 1993. . . . . . .    6,933,361    $18,492   $49,048    $12,669    $(4,571)    ($946)        $4,262
                                             =========    =======   =======    =======    =======     ======        ======

                  The accompanying notes to consolidated financial statements are an integral part of these statements.


                                                                F-4

                              HUBCO, INC. AND SUBSIDIARIES
                         CONSOLIDATED STATEMENTS OF CASH FLOWS
                                     (in thousands)
                                                         For The Years
                                                      Ended December 31,
                                                 --------------------------
                                                  1993       1992      1991
                                                  -----      -----    ------
CASH FLOWS FROM OPERATING ACTIVITIES:
 Net income. . . . . . . . . . . . . . .       $ 14,202  $  9,641     $5,021
 Adjustments to reconcile net income to net
  cash provided by
  operating activities--
   Provision for possible loan losses. .          3,600     4,116      2,312
   Provision for depreciation and
     amortization. . . . . . . . . . . .          1,899     4,479      1,814
   Amortization of investment security
     premiums. . . . . . . . . . . . . .          1,300     1,074        284
   Accretion of investment security
     discount. . . . . . . . . . . . . .           (320)     (295)      (161)
   Investment securities (gains) losses.            --         26        (39)
   Noncash charitable contribution . . .            --      4,000        --
  Deferred income taxes. . . . . . . . .           (398)   (4,035)      (100)
  Decrease (increase) in interest
    receivable . . . . . . . . . . . . .            (57)   (2,587)       364
  (Decrease) increase in interest
     payable . . . . . . . . . . . . . .           (466)   (3,646)    (1,387)
  (Decrease) increase in accrued taxes
     and other liabilities . . . . . . .          1,544    (4,201)    (3,110)
  (Increase) decrease in other assets. .          6,998    (4,981)    (3,474)
                                               --------  --------    -------
     Net cash provided by operating
      activities . . . . . . . . . . . .         28,302     3,591      1,524
                                               --------  --------    -------
CASH FLOWS FROM INVESTING ACTIVITIES:
 Proceeds from sales of investment
  securities . . . . . . . . . . . . . .             61     8,570     13,214
 Proceeds from maturities of investment
  securities . . . . . . . . . . . . . .         71,980    64,983     31,159
 Net cash acquired through acquisitions.         43,134   425,698     16,505
 Net cash paid for acquisitions. . . . .           (227)   (3,411)      (425)
 Net decrease in loans . . . . . . . . .         30,334    11,583      5,628
 Purchase of investment securities . . .       (138,681) (232,340)   (30,212)
 Purchases of premises and equipment . .         (3,853)   (3,366)    (1,677)
 (Increase) decrease in other real
   estate. . . . . . . . . . . . . . . . .         (389)      431         32
                                               --------  --------    -------
     Net cash provided by investing
      activities . . . . . . . . . . . . .        2,359   272,148     34,224
                                               --------  --------    -------
CASH FLOWS FROM FINANCING ACTIVITIES:
 Net increase (decrease) in demand
  deposits, NOW accounts and
  savings accounts . . . . . . . . . . . .       22,108    (6,933)    22,734
 Net decrease in certificates of
  deposit. . . . . . . . . . . . . . . . .      (52,522) (265,477)   (52,602)
 Net increase (decrease) in Federal
  funds purchased and securities
  sold under agreements to repurchase. . .        5,496     2,093    (17,734)
 Net decrease in short-term borrowings . .          --       (763)       (68)
 Net proceeds from issuance of common
  stock. . . . . . . . . . . . . . . . . .          --     19,715        --
 Cash dividends. . . . . . . . . . . . . .       (3,267)   (2,414)    (1,679)
 Acquisition of treasury stock . . . . . .       (4,834)       (6)        (5)
                                               --------  --------    -------
     Net cash used in financing
      activities . . . . . . . . . . . . .      (33,019) (253,785)   (49,354)
                                               --------  --------    -------
     Increase (decrease) in cash and cash
      equivalents. . . . . . . . . . . . .       (2,358)   21,954    (13,606)
CASH AND CASH EQUIVALENTS AT BEGINNING OF
 YEAR. . . . . . . . . . . . . . . . . . .       61,700    39,746     53,352
                                               --------  --------    -------
CASH AND CASH EQUIVALENTS AT END OF YEAR .     $ 59,342  $ 61,700    $39,746
                                               ========  ========    =======
SUPPLEMENTAL DISCLOSURES OF CASH FLOW
 INFORMATION:
 Cash paid during the period for
  Interest . . . . . . . . . . . . . . . .      $21,017   $30,279    $25,929
  Income taxes . . . . . . . . . . . . . .        8,477     3,823      1,785
                                               ========  ========    =======

     The accompanying notes to consolidated financial statements are an integral part of these statements.


                              HUBCO, INC. AND SUBSIDIARIES
                NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(continued)
                                   DECEMBER 31, 1993
                                     (IN THOUSANDS)

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

     HUBCO, Inc. (the Company) provides a full range of banking services to individual and corporate customers through its subsidiary and branch locations in New Jersey. The Company is subject to the regulations of certain Federal and state agencies and undergoes periodic examinations by those regulatory authorities.

     Basis of presentation and consolidation:

     The consolidated financial statements include the accounts of HUBCO, Inc. and its subsidiaries, all of which are wholly owned. As more fully described in Note 2 to the financial statements, the Company acquired Meadowlands National Bank during 1991 by purchasing all of its outstanding stock. During 1991, the Company purchased certain assets and assumed certain liabilities of Center Savings and Loan Association, through the Resolution Trust Corporation, as receiver. During 1992, the Company purchased certain assets and assumed certain liabilities of Irving Federal Savings and Loan Association through the Resolution Trust Corporation as receiver. During 1992, the Company also purchased certain assets and assumed certain liabilities of Broadway Bank and Trust Company through the FDIC as receiver. During 1993, the Company purchased certain assets and assumed certain liabilities of Pilgrim State Bank (Pilgrim) from the Ramapo Financial Corporation (Ramapo). (See Note 2).

     All significant intercompany accounts and transactions are eliminated in consolidation.

     The financial statements have been prepared in accordance with generally accepted accounting principles. In preparing the consolidated financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the balance sheet and revenues and expenses for the period. Actual results could differ significantly from those estimates.

     Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for possible loan losses and the valuation of real estate acquired in connection with foreclosures or in satisfaction of loans. In connection with the determination of the allowance for possible loan losses and the valuation of other real estate, management obtains independent appraisals for significant properties.

     In addition to real estate loans, a substantial portion of the Company's loans are collateralized by real estate in depressed markets throughout New Jersey. Accordingly, the ultimate collectibility of a substantial portion of the Company's loan portfolio is particularly susceptible to changes in market conditions in New Jersey.

     Management believes that the allowance for possible loan losses is adequate. While management uses available information to recognize potential losses on loans, future additions to the allowance may be necessary based on changes in economic conditions, particularly in New Jersey. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Company's allowance for possible loan losses. Such agencies may require the Company to recognize additions to the allowance based on their judgments of information available to them at the time of their examination.

     Disclosures About Fair Value of Financial Instruments:

     In December 1991, the FASB issued SFAS No. 107, "Disclosures About Fair Value of Financial Instruments." The Company has adopted the provisions of SFAS No. 107 for its year ended December 31, 1992.

     Investment securities:

     The Company adopted Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities," (SFAS 115) effective December 31, 1993. As permitted by the statement, the Company did not retroactively restate prior years financial statements. This Statement requires the Company to classify its investment securities as: (1) held for investment purposes (held to maturity), (2) available for sale and (3) held for trading purposes.

                              HUBCO, INC. AND SUBSIDIARIES
                NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(continued)
                                   DECEMBER 31, 1993
                                     (IN THOUSANDS)

     Securities for which the Company has the ability and intent to hold until maturity are classified as held to maturity. These securities are carried at cost adjusted for amortization of premiums and accretion of discounts on a straight-line basis which is not materially different from the interest method.

     Securities which are held for indefinite periods of time which management intends to use as part of its asset/liability strategy, or that may be sold in response to changes in interest rates, changes in prepayment risk, increases in capital requirements or other similar factors, are classified as available for sale and are carried at fair value. Differences between an investment's amortized cost and fair value is charged/credited directly to stockholders' equity, net of income taxes. The cost of securities sold is determined on a specific identification basis. Gains and losses on sales of investment securities are recognized in the income statement upon sale.

     The Company has no securities held for trading purposes at December 31, 1993.

     Loans:

     Loans are recorded at their principal amounts, net of unearned income, if any. Interest income on loans not made on a discounted basis is credited to income based on principal amounts outstanding at applicable interest rates. Interest income on consumer credit loans is recorded primarily using the actuarial method.

     Recognition of interest on the accrual method is discontinued when interest or principal payments are 90 days or more in arrears for commercial and financial loans, 120 days or more in arrears for consumer credit and 180 days or more in arrears for real estate mortgage loans or when collateral is insufficient to cover principal and interest, or when other factors indicate that collection of such amounts is doubtful. A nonaccrual loan is not returned to an accrual status until interest is received on a current basis and other factors indicating doubtful collection cease.

     The net amount of all loan origination fees, direct loan origination costs and loan commitment fees are deferred and recognized over the estimated life of the related loans as an adjustment of yield.

     For certain homogeneous categories of loans, such as some residential mortgages, fair value is estimated using the quoted market prices for securities backed by similar loans, adjusted for differences in loan characteristics. The fair value of other types of loans is estimated by discounting the future cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities.

     Lease financing:

     Subsidiaries of the Company once provided car and equipment financing to their customers. Direct financing leases are carried at the aggregate of lease payments receivable plus estimated residual values, net of unearned income. Unearned income on direct financing leases is amortized over the lease terms resulting in an approximate level rate of return.

     Allowance for possible loan losses:

     The allowance is maintained at a level believed adequate by management to absorb potential losses in the loan portfolio. Management's determination of the adequacy of the allowance is based on an evaluation of the portfolio, past loan loss experience, current economic conditions, volume, growth and composition of the loan portfolio and other relevant factors. The allowance is increased by provisions for loan losses charged against income and reduced by net charge-offs.

     Premises and equipment:

     Land, buildings and furniture, fixtures and equipment are carried at cost. Depreciation on substantially all buildings and furniture, fixtures and equipment is provided using the straight-line method based on estimated useful lives. Maintenance and repairs are expensed as incurred and additions and improvements are capitalized.

                              HUBCO, INC. AND SUBSIDIARIES
                NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(continued)
                                   DECEMBER 31, 1993
                                     (IN THOUSANDS)

     Other real estate:

     Other real estate includes loan collateral that has been formally repossessed and collateral on loans that has been substantively repossessed, that is when the primary risks and rewards of collateral ownership have passed from the debtor to the lender (in-substance foreclosed). Loans which are in-substance foreclosed are reduced to the fair value of the collateral (if less than the loan receivable) by charge-offs against the allowance for possible loan losses and are reclassified as other real estate in the accompanying consolidated balance sheets. Subsequent reductions in the fair value of the collateral are charged to current operations.

     In December 1992, the Company contributed certain real estate previously acquired through foreclosure to a charity. The carrying amount of the other real estate contributed was $4,000.

     Intangibles:

     Core deposit intangible assets relating to premiums paid on the assumption of deposits are generally amortized, on a straight-line basis, over the estimated average remaining lives of such deposits (primarily 1 to 6 years).

     Amortization expense of intangible assets, primarily core deposit intangibles, was $2,424 and $292 for 1992 and 1991, respectively. At December 31, 1992, all intangible assets had been fully amortized.

     Pension plan:

     Costs for the Company's two pension plans are actuarially determined by the frozen initial liability cost method and the accrued benefit (unit credit) cost method.

     Deposits:

     The fair value of demand deposit savings accounts and certain money market deposits is the amount reported in the financial statements. The fair value of fixed-maturity certificates of deposit is estimated using the rates currently offered for deposits of similar remaining maturities. The fair value of these certificates of deposit was $204,400 and $238,610 at December 31, 1993 and 1992, respectively.

     Federal funds purchased and securities sold under agreements to repurchase:

     Federal funds purchased and securities sold under agreements to repurchase at December 31, 1993 and 1992, generally have an original term to maturity of less than 30 days and therefore, their carrying value is a reasonable estimate of fair value.

     Federal income taxes:

     The Financial Accounting Standards Board has issued Statement No. 109, "Accounting for Income Taxes," effective the first quarter of 1993, which changes the method of accounting for income taxes from the deferred method to the asset/liability method. The Company elected to adopt the provisions of the Statement in the fourth quarter of 1992. The effect of adopting SFAS 109 on prior periods was not significant and therefore prior interim or annual periods have not been restated. Certain income and expense items are recorded differently for financial reporting purposes than for Federal income tax purposes. Provisions for deferred taxes are made in recognition of these temporary differences.

     The Company and its subsidiaries file a consolidated Federal income tax return. Each subsidiary provides for income taxes on a separate return basis and remits to (receives from) the Company amounts determined to be their tax liability (benefit).

     Per share amounts:

     Net income and cash dividends per share amounts are based on the weighted average number of common shares outstanding during the year, adjusted retroactively for the 10 percent stock dividend paid in 1993.

                              HUBCO, INC. AND SUBSIDIARIES
                NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(continued)
                                   DECEMBER 31, 1993
                                     (IN THOUSANDS)

     Cash equivalents:

     Cash equivalents include amounts due from banks and Federal funds sold. For these short-term investments, their carrying amount is a reasonable estimate of fair value.

     Reclassifications: Certain reclassifications have been made to the 1992 and 1991 amounts in order to conform with the 1993 presentation.

(2) ACQUISITIONS:
     Completed:

     On April 22, 1991, the Company completed the acquisition of all of the common stock of Meadowlands National Bank (MNB) for cash consideration of $415. The transaction was accounted for as a purchase.

     In addition, on September 20, 1991, the Bank acquired certain assets and assumed certain liabilities of Center Savings & Loan Association (Center) from the Resolution Trust Corporation (RTC) as receiver. The transaction was accounted for as a purchase.

     The following is a summary of these acquisitions:

                                           MNB         Center
                                         -------      --------
Cash paid at acquisition. . . . .       $   415       $    10
Balances at acquisition date:
 Cash and cash equivalents. . . .         4,930        11,575
 Loans. . . . . . . . . . . . . .        22,102        78,555
 Total assets . . . . . . . . . .        36,856        90,937
 Deposits . . . . . . . . . . . .        35,509        89,863
 Total liabilities. . . . . . . .        35,841        90,927

     As of December 31, 1992, there were two claims to be processed totaling $1,417 which represented the final settlement claims related to the Center acquisition. Both claims were paid in the first quarter of 1993.

     On February 21, 1992, the Bank acquired certain assets and assumed certain liabilities of Irving Federal Savings and Loan Association (Irving) from the Resolution Trust Corporation (RTC) as receiver. The transaction was accounted for as a purchase.

     In addition, on March 13, 1992, the Bank assumed the insured deposits of Broadway Bank and Trust Company (Broadway) under a Deposit Insurance Transfer and Asset Purchase Agreement with the Federal Deposit Insurance Corporation
(FDIC). The Bank also obtained a nonexclusive option to purchase certain of Broadway's loans from the FDIC. Under the option the Bank purchased approximately $9.5 million of commercial and mortgage loans. The transaction was accounted for as a purchase.

     The following is a summary of these acquisitions:

                                        Irving        Broadway
                                       ---------     ----------
Cash paid at acquisition. . . . .     $      5       $  3,406
Balances at acquisition date:
 Cash and cash equivalents. . . .       99,361        322,926
 Loans. . . . . . . . . . . . . .       62,357            --
 Total assets . . . . . . . . . .      161,997        345,518
 Deposits . . . . . . . . . . . .      161,055        345,724
 Total liabilities. . . . . . . .      162,002        348,924

     As of December 31, 1992, the Bank has a receivable of $236 from the RTC related to the Irving acquisition that was included in other assets. Final settlement of this transaction occurred in February, 1993.

                              HUBCO, INC. AND SUBSIDIARIES
                NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(continued)
                                   DECEMBER 31, 1993
                                     (IN THOUSANDS)

     As of December 31, 1992, the bank had a receivable of $2,957 from the FDIC related to the Broadway acquisition that was included in other assets. The receivable was settled in the first quarter 1993.

     On June 30, 1993, the Bank purchased the branches, deposits and certain assets of Pilgrim from Ramapo, for a purchase price of $6 million. In connection with the Pilgrim transaction, the Bank assumed deposits of approximately $122.9 million and other liabilities of approximately $0.4 million. The Bank received approximately $123.1 million in assets, including $46.7 million in loans and participation interests in loans. Nonperforming assets totaling approximately $1.7 million were included in the assets acquired by the Bank.

     The following is a summary of the Pilgrim transaction:

Cash paid at acquisition. . . . . . . .   $  227
Balances at acquisition date:
 Cash and cash equivalents. . . . . . .   42,907
 Loans. . . . . . . . . . . . . . . . .   46,670
 Total assets . . . . . . . . . . . . .  123,113
 Deposits . . . . . . . . . . . . . . .  122,876
 Total liabilities. . . . . . . . . . .  123,340

     Pending:

     In May 1993, the Company and its banking subsidiary agreed to acquire Statewide Savings Bank, SLA (Statewide), a mutual savings and loan association, in a merger-conversion transaction. Under the agreement, the Company will sell shares of its common stock to Statewide eligible depositors and other voting members at a discounted price (lesser of $18 per share or market price at closing date) in an amount equal to the appraised value of Statewide as determined by an independent appraiser which, on a preliminary basis, is approximately $35 million. The Company's stockholders will be offered any remaining shares at the same price offered to Statewide's depositors.

     Shares not sold to Statewide eligible depositors, other voting members and Company stockholders are expected to be sold at a market price to the public. As part of the transaction, Statewide will convert from a state savings and loan to a state mutual savings bank charter, from mutual to stock form and will then be merged into the Company's banking subsidiary.

     As of its most recent fiscal year ended March 31, 1993, Statewide reported total assets, tangible net worth and net income of $518 million, $13.3 million and $5.6 million, respectively. The transaction is subject to Statewide depositor and various regulatory approvals.

     In November 1993, the Company and its subsidiary bank agreed to acquire Washington Bancorp, Inc. and its subsidiary, Washington Savings Bank (together Washington) for a combination of cash and convertible preferred stock for an aggregate consideration of approximately $40.5 million. In the transaction, 51% of Washington's shares will be converted into preferred stock at .6708 per share and 49% will be converted to cash at $16.10 per share with Washington stockholders having the right to elect either cash or preferred stock. As part of the merger, Washington Savings Bank will be merged into the Company's banking subsidiary.

     As of its most recent year ended December 31, 1993, Washington reported total assets, stockholders' equity and net income of $283 million, $33.5 million and $2.8 million, respectively. The transaction is subject, among other things, to Washington and HUBCO stockholder and various regulatory approvals.

     Both of the pending acquisitions will be accounted for using the purchase method and are expected to be finalized prior to June 30, 1994.

                              HUBCO, INC. AND SUBSIDIARIES
                NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(continued)
                                   DECEMBER 31, 1993
                                     (IN THOUSANDS)

(3) CASH AND DUE FROM BANKS:

     Banks are required to maintain an average reserve balance with the Federal Reserve Bank. The average 1993 amount of this reserve for the Company's subsidiary was approximately $13,449.

(4) INVESTMENT SECURITIES:

     The amortized cost and estimated market value of investment securities as of December 31 are summarized as follows:

                                                        1993
                                       -------------------------------------
                                                Gross Unrealized   Estimated
                                       Amortized ----------------   Market
                                         Cost      Gains  (Losses)   Value
                                      ----------   -----   ------- ---------
Held to Maturity
 U. S. Government . . . . . . . . .   $104,957   $ 2,648   ($125)  $107,480
 U. S. Government agencies. . . . .    164,850     3,104    (651)   167,303
 States and political subdivisions.     23,815       496      (4)    24,307
 Other securities . . . . . . . . .      2,508        94      --      2,602
                                      --------   -------   -----   --------
                                      $296,130   $ 6,342   ($780)  $301,692
                                      ========   =======   =====   ========

                                                        1993
                                       -------------------------------------
                                                  Gross Unrealized Estimated
                                       Amortized  ----------------  Market
                                         Cost        Gains (Losses)  Value
                                       ---------    ------- ------  ------
Available for Sale
 U. S. Government . . . . . . . . .   $104,728   $ 5,580    $ --   $110,308
 U. S. Government agencies. . . . .     10,482       502      (1)    10,983
 States and political subdivisions.      1,600       237      --      1,837
 Other securities . . . . . . . . .      2,107       223      (5)     2,325
 Equity securities. . . . . . . . .      4,916       381    (195)     5,102
                                      --------   -------   -----   --------
                                      $123,833   $ 6,923   ($201)  $130,555
                                      ========   =======   =====   ========

                                                        1993
                                       -------------------------------------
                                                  Gross Unrealized Estimated
                                       Amortized  ----------------  Market
                                         Cost        Gains (Losses)  Value
                                       ---------    ------- ------  ------
Held to Maturity
 U. S. Government . . . . . . . . .   $185,581   $ 6,859    $ --   $192,440
 U. S. Government agencies. . . . .    105,796     3,237     (19)   109,014
 States and political subdivisions.     16,068       368     (50)    16,386
 Other securities . . . . . . . . .     14,424       300      (1)    14,723
 Equity securities. . . . . . . . .        653        47      (4)       696
                                      --------   -------   -----   --------
                                      $322,522   $10,811   ($ 74)  $333,259
                                      ========   =======   =====   ========

     At December 31, 1993, the Company adopted the provisions of SFAS 115. As a result, investment securities with a market value of $130,555 were designated as available for sale. Accordingly, the net unrealized gain of such securities totaling $4,262 has been recorded as a separate component of stockholders' equity at December 31, 1993.

                              HUBCO, INC. AND SUBSIDIARIES
                NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(continued)
                                   DECEMBER 31, 1993
                                     (IN THOUSANDS)

     The amortized cost and estimated market value of debt securities at December 31, 1993 and 1992, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                                         1993
                                                -----------------------
                                                              Estimated
                                                  Amortized    Market
                                                    Cost        Value
                                                 -----------  --------
Available for Sale
 Due in one year or less. . . . . . .            $ 10,057   $ 10,289
 Due after one year through five
  years . . . . . . . . . . . . . . .              95,319    100,757
 Due after five years through ten
  years . . . . . . . . . . . . . . .               9,243      9,691
 Due after ten years. . . . . . . . .               1,887      2,213
                                                 --------   --------
                                                  116,506    122,950
 Mortgage-backed securities . . . . .               2,411      2,503
 Equity securities. . . . . . . . . .               4,916      5,102
                                                 --------   --------
                                                 $123,833   $130,555
                                                 ========   ========


                                                         1993
                                                 ---------------------
                                                             Estimated
                                                 Amortized    Market
                                                   Cost        Value
                                                 ---------   ---------
Held to Maturity
 Due in one year or less. . . . . . .            $ 64,563   $ 65,016
 Due after one year through five
  years . . . . . . . . . . . . . . .             169,007    174,031
 Due after five years through ten
  years . . . . . . . . . . . . . . .               2,279      2,348
 Due after ten years. . . . . . . . .               8,882      9,136
                                                 --------   --------
                                                  244,731    250,531
 Mortgage-backed securities . . . . .              51,399     51,161
                                                 --------   --------
                                                 $296,130   $301,692
                                                 ========   ========


                                                         1992
                                                ----------------------
                                                             Estimated
                                                 Amortized    Market
                                                   Cost        Value
                                                 ---------   ---------
Held to Maturity
 Due in one year or less. . . . . . .            $ 39,695   $ 40,410
 Due after one year through five
  years . . . . . . . . . . . . . . .             233,371    241,860
 Due after five years through ten
  years . . . . . . . . . . . . . . .              21,344     22,130
 Due after ten years. . . . . . . . .               4,200      4,313
                                                 --------   --------
                                                  298,610    308,713
 Mortgage-backed securities . . . . .              23,259     23,850
 Equity securities. . . . . . . . . .                 653        696
                                                 --------   --------
                                                 $322,522   $333,259
                                                 ========   ========

                              HUBCO, INC. AND SUBSIDIARIES
                NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(continued)
                                   DECEMBER 31, 1993
                                     (IN THOUSANDS)

     Sales of investment securities are summarized as follows:

                                   1993     1992      1991
                                   -----   ------    ------
Proceeds from sales . . . . . .     $61    $8,570   $13,214
Gross gains from sales. . . . .       4        31       153
Gross losses from sales . . . .      (4)      (57)     (114)

     Investment securities with a book value of $60,005 and $25,968 at December 31, 1993 and 1992, respectively, are pledged to secure public funds, securities sold under agreements to repurchase and for other purposes as required or permitted by law.


(5) LOANS:

     The Company's loans are primarily to businesses and individuals located in New Jersey. A summary of loans is as follows:

                                              1993      1992
                                            --------  --------
Loans secured by real estate:
 Residential. . . . . . . . . . . . .      $187,835  $184,045
 Construction . . . . . . . . . . . .         7,117     3,777
 Commercial . . . . . . . . . . . . .       142,366   139,779
Commercial and industrial loans . . .       119,380   104,721
Loans to individuals for household,
 family and other personal
 expenditures . . . . . . . . . . . .        57,548    63,129
Other loans . . . . . . . . . . . . .        20,519    25,418
                                           --------  --------
   Total loans. . . . . . . . . . . .      $534,765  $520,869
                                           ========  ========

     Net loans had a fair value of approximately $538,954 and $517,639 at December 31, 1993 and 1992, respectively.


(6) ALLOWANCE FOR POSSIBLE LOAN LOSSES:

     The allowance for possible loan losses is based on estimates, and ultimate losses may vary from the current estimates. These estimates are reviewed periodically and, as adjustments become necessary, they are reflected in operations in the periods in which they become known.

     A summary of the activity in the allowance for possible loan losses is as follows:


                                         1993     1992      1991
                                        ------   ------   -------
Balance at January 1. . . . . . . .   $ 7,605    $6,698   $5,232
Additions (deductions):
 Provision charged to expense . . .     3,600     4,116    2,312
 Allowance acquired through mergers
  or acquisitions . . . . . . . . .       400     1,500    1,487
 Recoveries on loans previously
  charged off . . . . . . . . . . .       386       832      642
 Loans charged off. . . . . . . . .    (1,180)   (5,541)  (2,975)
                                      -------    ------  -------
Balance at December 31. . . . . . .   $10,811    $7,605   $6,698
                                      =======    ======   ======

                              HUBCO, INC. AND SUBSIDIARIES
                NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(continued)
                                   DECEMBER 31, 1993
                                     (IN THOUSANDS)

(7) NONPERFORMING LOANS:

     The following table presents information related to loans which are on nonaccrual, contractually past due ninety days or more as to interest or principal payments and loans which have been restructured to provide a reduction or deferral of interest or principal for reasons related to the debtors' financial difficulties.

                                                       December 31
                                                     ---------------
                                                     1993     1992
                                                    ------    -----
  Nonaccrual loans. . . . . . . . . . . . . . .     $5,534   $4,248
  Renegotiated loans. . . . . . . . . . . . . .      2,177    2,257
                                                    ------   ------
    Total nonperforming loans . . . . . . . . .     $7,711   $6,505
                                                    ======   ======
  90 days or more past due. . . . . . . . . . .     $1,443   $1,409
  Gross interest income which would have
   been recorded under original terms . . . . .     $  813   $  563
  Gross interest income recorded during
   the year . . . . . . . . . . . . . . . . . .        193       96
  Commitments for additional funds. . . . . . .       None     None
                                                    ======   ======

(8) LOANS TO RELATED PARTIES:

     In the ordinary course of business, the Company and its subsidiaries have extended credit to various directors, officers and their associates. The aggregate extension of this credit is summarized below:

                                                       December 31
                                                    -----------------
                                                     1993     1992
                                                    -------  -------
  Balance at January 1. . . . . . . . . . . . .     $4,951    $3,390
  New loans issued. . . . . . . . . . . . . . .        371     1,646
  Repayment of loans. . . . . . . . . . . . . .     (2,553)      (85)
                                                    ------    ------
  Balance at December 31. . . . . . . . . . . .     $2,769    $4,951
                                                    ======    ======

     At December 31, 1993, $2,360 of related party loans were fully secured by real estate or marketable securities. Excluded from the above are loans to former directors in the amounts of $2,063 and $4,507 as of December 31, 1993 and 1992, respectively. In addition, there were letters of credits to former directors in the amount of $5,136 as of December 31, 1992. There were none outstanding as of December 31, 1993.


(9) PREMISE AND EQUIPMENT:

     The following is a summary of premises and equipment:

                                                       December 31
                                                     --------------
                                                     1993      1992
                                                    -------   -------
  Land. . . . . . . . . . . . . . . . . . . . .    $ 4,264   $ 4,475
  Premises. . . . . . . . . . . . . . . . . . .     15,020    12,493
  Furniture, fixtures and equipment . . . . . .      6,745     4,719
                                                   -------   -------
                                                    26,029    21,687
  Less Accumulated for depreciation . . . . . .      8,028     6,590
                                                   -------   -------
                                                   $18,001   $15,097
                                                   =======   =======

                              HUBCO, INC. AND SUBSIDIARIES
                NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(continued)
                                   DECEMBER 31, 1993
                                     (IN THOUSANDS)

     Depreciation and amortization expense for premises and equipment for 1993, 1992 and 1991 amounted to $1,621, $1,505 and $1,327, respectively.


(10) INCOME TAXES:

     The components of the provision for income taxes are as follows:

                                      For the Years Ended December 31
                                      -------------------------------
                                         1993      1992      1991
                                        ------    ------    ------
  Federal:
   Current. . . . . . . . . . . . . .   $7,374    $4,242    $1,825
   Deferred . . . . . . . . . . . . .     (398)   (4,035)     (100)
  State . . . . . . . . . . . . . . .      875       357       611
                                        ------    ------    ------
     Total provision for income
      taxes . . . . . . . . . . . . .   $7,851    $  564    $2,336
                                        ======    ======    ======

     A reconciliation of the provision for income taxes, as reported, with the Federal income tax at the statutory rate of 35 percent for 1993 and 34 percent for 1992 and 1991, is as follows:

                                        For the Years Ended December 31
                                       ---------------------------------
                                          1993     1992        1991
                                          ----     -----       ----
  Tax at statutory rate . . . . . . . . $7,719    $3,470     $2,501
  Increase (decrease) in taxes
   resulting from:
   Tax-exempt income. . . . . . . . . .   (494)     (394)      (689)
   State taxes on income, net of
    Federal income tax effect . . . . .   (306)     (121)      (208)
   Reversal of reserves no longer
    deemed necessary. . . . . . . . . .     --    (1,475)        --
   Noncash charitable
    contribution basis for tax in
    excess of book. . . . . . . . . . .     --      (680)        --
   Other, net . . . . . . . . . . . . .     57      (593)       121
                                        ------    ------     ------
  Provision for Federal income
   taxes. . . . . . . . . . . . . . . . $6,976    $  207     $1,725
                                        ======    ======     ======

     Deferred Federal income taxes result primarily from income relating to leasing activities, income currently taxable on nonperforming loans not recorded for financial statement purposes, excess provisions for possible loan losses which are not currently deductible and a charitable contribution of other real estate.

     At December 31, 1993, the Company has a net deferred tax asset of approximately $1,460 included in other assets. Considered in the determination of this amount is a deferred tax asset of $1,500 representing the tax effect of the charitable contribution of other real estate at its fair value, net of the permanent difference reflected above.

     In order to fully realize the deferred tax asset, the Company will need to generate future taxable income during periods in which existing deductible temporary differences reverse, unless they reverse during periods which can be carried back to tax paying periods. Based upon the Company's historical and current pretax earnings, management believes it is more likely than not that the Company will generate future net taxable income in sufficient amounts to realize its net deferred tax asset at December 31, 1993, however, there can be no assurance that the Company will generate any earnings or any specific level of continuing earnings. The Company did not record any valuation allowances against its deferred tax assets at December 31, 1993 and 1992.


(11) PENSION PLANS AND POSTRETIREMENT BENEFITS:

     The Company has two noncontributory pension plans which cover eligible employees (a base plan and a nonbargaining plan). The plans provide for payments to qualified employees based on salary and years of service. The

                              HUBCO, INC. AND SUBSIDIARIES
                NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(continued)
                                   DECEMBER 31, 1993
                                     (IN THOUSANDS)

Company's funding policy for these plans is to make the maximum annual contributions allowed by the applicable regulations.

     Net pension cost (income) includes the following:

                                           1993    1992      1991
                                           ----    -----     -----
Service cost--benefits earned during
 the year . . . . . . . . . . . . . . .    $169     $107     $ 97
Interest cost on projected benefit
 obligation . . . . . . . . . . . . . .     492      456      404
Actual return on plan assets. . . . . .    (607)    (581)    (523)
Net amortization and deferral . . . . .      (8)     (45)     (79)
                                           ----     ----     ----
  Net periodic pension cost (income). .      46      (63)    (101)
Supplemental pension cost . . . . . . .      --        4       11
                                           ----    -----    -----
                                           $ 46    ($ 59)   ($ 90)
                                           ====    =====    =====

     Assumptions used in the accounting for the plans in 1993, 1992 and 1991 as of December 31 were:

                                          1993     1992     1991
                                          ----     -----    -----
Weighted average discount rates . . . 7.00% 8.00% 8.00% Rate of increase in compensation
 levels . . . . . . . . . . . . . . .     4.00%    4.00%    4.00%
Expected long-term rate of return on
 assets . . . . . . . . . . . . . . .     8.00%    8.00%    8.00%

     The following table sets forth the funded status and amounts recognized in the consolidated balance sheets at December 31 for the Company's plans:

                                                            December 31
                                                          --------------
                                                          1993      1992
                                                          ----      -----
Actuarial present value of benefit obligations:
 Accumulated benefit obligation, including vested
  benefits of $6,706 and $5,701 for 1993 and 1992,
 respectively . . . . . . . . . . . . . . . . . . . .    $6,841   $5,755
                                                         ------   ------
 Projected benefit obligation for service rendered to
  date. . . . . . . . . . . . . . . . . . . . . . . .    (7,263)  (6,046)
 Plan assets at fair value. . . . . . . . . . . . . .     8,178    7,631
                                                         ------   ------
 Projected benefit obligation less than plan assets .       915    1,585
 Unrecognized portion as of December 31, of net asset
  existing at date of adoption of FASB Statement
  No. 87. . . . . . . . . . . . . . . . . . . . . . .      (186)    (220)
 Prior service cost not yet recognized in net
  periodic pension cost . . . . . . . . . . . . . . .       885      965
 Unrecognized net asset at December 31. . . . . . . .      (890)  (2,100)
                                                         ------   ------
 Net pension asset recognized in the consolidated
  balance sheet at December 31. . . . . . . . . . . .    $  724   $  230
                                                         ======   ======

     The Company has a 401(k) savings plan covering substantially all employees. Under the Plan, the Company matches (up to a maximum of three percent) either 25 or 50 percent of the employee's contribution. The Company's contributions under the Plan were approximately $130, $67 and $100 in 1993, 1992 and 1991, respectively.

     In December 1990, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions" (SFAS 106). SFAS 106 establishes standards of financial accounting and reporting for an employer that offers postretirement benefits other than pensions to its employees. This standard requires employers to accrue the cost of postretirement benefits other than pensions over the careers of active employees.

     The Company and its subsidiaries previously provided medical insurance coverage and group life insurance for its retirees who met certain employment criteria. These benefits, which were funded through operations, amounted to

                              HUBCO, INC. AND SUBSIDIARIES
                NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(continued)
                                   DECEMBER 31, 1993
                                     (IN THOUSANDS)

$176 in 1991. In 1992, the Company eliminated such benefits for current and future retirees and increased the pension benefits. Current retirees receive an additional annual pension benefit of $.8 and $1, respectively, for the base and nonbargaining plans. Future retirees of the base plan employed as of March 1, 1990 will be entitled to an $.8 annual increase. Based on current policies and the restructuring of retiree benefits, there was no significant impact related to the implementation of SFAS 106.


(12) COMMON STOCK:

     On April 20, 1993, the Board of Directors approved a 10 percent stock dividend payable on June 1, 1993 to holders of record at May 11, 1993.

     During 1989, the Company adopted a restricted stock plan in which 100,000 shares of the Company's common stock may be granted to officers and key employees. During 1992, the Company amended the Plan to increase the maximum number of shares of common stock which may be awarded to 330,000 shares, after giving retroactive effect to the 10 percent stock dividend in April 1993. During 1993 and 1992, 36,520 and 32,835 shares of common stock were awarded which vest between two to five years from the date of grant. The value of shares issued that have not been earned ($946) and ($566) has been recorded as a reduction of stockholders' equity for 1993 and 1992, respectively. Amortization of restricted stock awards charged to expense amounted to $278, $272 and $195 in 1993, 1992 and 1991, respectively.

     During 1993, the Company adopted a stock option plan in which 110,000 shares of the Company's common stock may be granted to nonemployee directors. The options are granted at an exercise price equal to the fair market value at the date of grant and will vest and become exercisable three years after the date of grant. The plan will terminate in 2003. During 1993, 2,750 options were granted. Non-employee directors who do not elect to participate in the plan are eligible for benefits under an alternative arrangement. Under this arrangement, each nonemployee director with at least three years of service upon retirement will receive a benefit (not to exceed ten years) equal to 10% of the director's retainer in effect at the date of retirement. During 1993, the Company incurred an expense of $2 related to this arrangement.

     On November 8, 1993, the Company's Board of Directors authorized management to repurchase up to 10 percent of its outstanding common stock per year beginning immediately. Purchases may be made from time to time in the open market or in privately negotiated transactions depending upon market conditions and subject to regulatory considerations. Timing, price, quantity and manner of purchases will be at the discretion of the Company's officers. The program may be discontinued or suspended at any time, and there is no assurance that the Company will purchase the full amount authorized. The acquired shares are to be held in treasury to be used for pension plan investments, stock option and other employee benefit plans, general corporate purposes and/or in connection with the issuance of common stock in pending or future acquisitions. As of February 1, 1994, the Company had purchased 442,781 shares at an aggregate cost of $9.869 million.


(13) RESTRICTIONS ON SUBSIDIARY DIVIDENDS, LOANS OR ADVANCES:

     Certain restrictions exist regarding the ability of the Bank to transfer funds to the Company in the form of cash dividends, loans or advances. State banking regulations allow for the payment of dividends in any amount provided that capital stock will be unimpaired and there remains an additional amount of paid-in capital of not less than 50 percent of the capital stock amount. As of December 31, 1993, the entire undistributed earnings of the Bank, $28,246, was included in consolidated retained earnings and was available for distribution to the Company.

     Under Federal Reserve regulations, the Bank is also limited as to the amount it may loan to its affiliates, including the Company. All such loans are required to be collateralized by specific obligations.

                              HUBCO, INC. AND SUBSIDIARIES
                NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(continued)
                                   DECEMBER 31, 1993
                                     (IN THOUSANDS)

(14) LEASES:

     Total rental expense for all leases amounted to approximately $924, $858 and $387 in 1993, 1992, and 1991, respectively. At December 31, 1993, the minimum total rental commitments under all noncancellable leases on bank premises with initial or remaining terms of more than one year were as follows:

                   1994 . . . . . . . .    $ 791
                   1995 . . . . . . . .      815
                   1996 . . . . . . . .      788
                   1997 . . . . . . . .      570
                   1998 . . . . . . . .      455
                   Thereafter . . . . .    1,933

     It is expected that in the normal course of business, leases that will expire will be renewed or replaced by leases of other properties.


(15) COMMITMENTS AND CONTINGENT LIABILITIES:

     The Company and its subsidiaries, from time to time, may be defendants in legal proceedings. In the opinion of management, based upon consultation with legal counsel, the ultimate resolution of these legal proceedings will not have a material effect on the consolidated financial statements. In the normal course of business, the Company and its subsidiaries have various commitments and contingent liabilities such as commitments to extend credit, letters of credit and liability for assets held in trust which are not reflected in the accompanying financial statements.

     Loan commitments are made to accommodate the financial needs of the Company's and its subsidiaries' customers. Standby letters of credit commit the Company and its subsidiaries to make payments on behalf of customers when certain specified future events occur. They primarily are issued to support inventory purchases and performance bonds.

     Both arrangements have credit risk essentially the same as that involved in extending loans to customers and are subject to the Company's normal credit policies. Collateral (e.g., securities, receivables, inventory, equipment) is obtained based on management's credit assessment of the customer.

     The Company's maximum exposure to credit loss for loan commitments (unfunded and unused lines of credit) and standby letters of credit outstanding at December 31, 1993 was $77,297 and $13,760, respectively. Loan commitments and standby letters of credit were $38,461 and $12,478, respectively, at December 31, 1992. Commitments under commercial letters of credit used to facilitate customers trade transactions were $442 and $189 at December 31, 1993 and 1992, respectively.

     The Company's loan portfolio is diversified with no industry comprising greater than 10 percent of the total outstanding. Real estate loans are primarily made in the local lending area. The Company requires collateral on all real estate exposures and generally requires loan to value ratios of no greater than 67 percent for commercial mortgages and 75 percent for residential mortgages.

                              HUBCO, INC. AND SUBSIDIARIES
                NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(continued)
                                   DECEMBER 31, 1993
                                     (IN THOUSANDS)


(16) HUBCO, INC. (PARENT COMPANY ONLY) FINANCIAL INFORMATION:

                                                    December 31,
                                                  ----------------
                                                  1993       1992
                                                  -----     ------
                           BALANCE SHEETS
Assets:
 Cash . . . . . . . . . . . . . . . . . . . .   $ 1,085   $     3
 Marketable equity securities . . . . . . . .     5,102       543
 Investment in:
  Bank subsidiary . . . . . . . . . . . . . .    73,058    55,958
  Nonbank subsidiary--HUB Financial
   Services, Inc. . . . . . . . . . . . . . .       427    10,415
 Accounts receivable. . . . . . . . . . . . .       477       337
 Premises and equipment, net. . . . . . . . .     1,284     1,366
 Other assets . . . . . . . . . . . . . . . .        65       --
                                                -------   -------
   Total Assets . . . . . . . . . . . . . . .   $81,498   $68,622
                                                =======   =======
Liabilities and Stockholders' Equity:
 Payable for the purchase of treasury stock .   $ 2,225    $  --
 Accrued taxes and other liabilities. . . . .       319       288
 Amount due to Hudson United Bank . . . . . .       --         21
                                                -------   -------
  Total liabilities . . . . . . . . . . . . .     2,544       309
  Stockholder's equity. . . . . . . . . . . .    78,954    68,313
                                                -------   -------
  Total liabilities and stockholders' equity.   $81,498   $68,622
                                                =======   =======


                        STATEMENTS OF INCOME

                                              Year Ended December 31
                                             ------------------------
                                                1993    1992   1991
                                                -----   -----  -----
Income:
 Cash dividends from bank subsidiary . .     $11,381  $2,863  $1,912
 Cash dividends from nonbank subsidiary.          --     600      --
 Interest. . . . . . . . . . . . . . . .         124     307      16
 Rental income . . . . . . . . . . . . .         238     238     238
                                             -------  ------  ------
                                              11,743   4,008   2,166
Expenses:
 General and administrative. . . . . . .         581     759     341
 Interest. . . . . . . . . . . . . . . .         --       35      57
                                             -------  ------  ------
                                                 581     794     398
                                             -------  ------  ------
Income before income tax expense (credit)
 and equity in undistributed
 net income of subsidiaries. . . . . . . .    11,162   3,214   1,768
Income tax benefit . . . . . . . . . . . .       (73)   (360)    (49)
                                             -------  ------  ------
                                              11,235   3,574   1,817
Equity in undistributed net income of:
 Bank subsidiary . . . . . . . . . . . . .     2,955   6,337   3,039
 Nonbank subsidiary. . . . . . . . . . . .        12    (270)    165
                                             -------  ------  ------
     Net Income. . . . . . . . . . . . . .   $14,202  $9,641  $5,021
                                             =======  ======  ======

                              HUBCO, INC. AND SUBSIDIARIES
                NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(continued)
                                   DECEMBER 31, 1993
                                     (IN THOUSANDS)

                                               Year Ended December 31,
                                             --------------------------
                                               1993       1992    1991
                                               ----       -----   -----
                      STATEMENTS OF CASH FLOWS
OPERATING ACTIVITIES:
 Net income. . . . . . . . . . . . . . . . . $14,202   $ 9,641   $5,021
 Adjustments to reconcile net income to
  net cash provided by operating activities:
    Provision for depreciation . . . . . . .      81        83       83
    Amortization of restricted stock . . . .     278       641      478
 Increase in investment in subsidiaries. . .  (2,966)  (26,667)  (4,219)
 Increase in accounts receivable . . . . . .    (140)     (146)    (116)
 Decrease (increase) in other assets . . . .     (65)        7       (7)
 Increase in payable for the purchase of
  treasury stock . . . . . . . . . . . . . .   2,225       --       --
 Increase in accrued taxes and other
  liabilities. . . . . . . . . . . . . . . .     (38)      288      (26)
                                              ------    ------   ------
     Net cash provided by (used in)
      operating activities . . . . . . . . .  13,577   (16,153)   1,214
                                              ------    ------   ------
INVESTING ACTIVITIES:
 Purchase of marketable equity securities. .  (4,373)     (543)     --
 Capital expenditures. . . . . . . . . . . .     --         (3)     --
                                              ------    ------   ------
NET CASH USED IN INVESTING ACTIVITIES. . . .  (4,373)     (546)     --
                                              ------    ------   ------
FINANCING ACTIVITIES:
 Decrease in amount due to Hudson United
  Bank . . . . . . . . . . . . . . . . . . .     (21)      (19)     (18)
 Decrease in note payable. . . . . . . . . .     --       (763)     (68)
 Issuance of common stock. . . . . . . . . .     --     19,715      --
 Dividends paid. . . . . . . . . . . . . . .  (3,267)   (2,414)  (1,679)
 Acquisition of treasury stock . . . . . . .  (4,834)       (6)      (5)
                                              ------    ------   ------
     Net cash provided by (used in) financing
      activities . . . . . . . . . . . . . .  (8,122)   16,513   (1,770)
                                              ------    ------   ------
Increase (decrease) in cash. . . . . . . . .   1,082      (186)    (556)
Cash at beginning of year. . . . . . . . . .       3       189      745
                                             -------   -------   ------
Cash at end of year. . . . . . . . . . . . . $ 1,085   $     3   $  189
                                             =======   =======   ======


                              HUBCO, INC. AND SUBSIDIARIES
                NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(continued)
                                   DECEMBER 31, 1993
                                     (IN THOUSANDS)

(17) SUMMARY OF QUARTERLY RESULTS OF OPERATIONS (UNAUDITED):

 The following quarterly financial information for the two years ended December 31, 1993 is unaudited. However, in the opinion of management, all adjustments, which include only normal recurring adjustments necessary to present fairly the results of operations for the periods are reflected. Results of operations for the periods are not necessarily indicative of the results of the entire year or any other interim period.


                                                                       Three Months Ended
                                                         -----------------------------------------------
                                                         March 31    June 30   September 30  December 31
                                                         --------   ---------  ------------  -----------
   1993:
    Interest income . . . . . . . . . . . . . .          $16,389    $16,323      $17,619      $17,428
    Interest expense. . . . . . . . . . . . . .            5,297      4,967        5,370        5,107
    Net interest income . . . . . . . . . . . .           11,092     11,356       12,249       12,321
    Provision for possible loan
     losses . . . . . . . . . . . . . . . . . .              750        750        1,050        1,050
    Gain (loss) on sale of securities . . . . .                4         (2)         --            (2)
    Other income. . . . . . . . . . . . . . . .            1,817      2,195        2,402        2,192
    Other expenses. . . . . . . . . . . . . . .            7,084      7,451        8,084        7,352
    Income before income taxes. . . . . . . . .            5,079      5,348        5,517        6,109
    Income tax expense. . . . . . . . . . . . .            1,872      1,844        1,781        2,354
    Net income. . . . . . . . . . . . . . . . .            3,207      3,504        3,736        3,755
    Net income per share. . . . . . . . . . . .              .46        .51          .54          .55

   1992:
    Interest income . . . . . . . . . . . . . .          $14,560    $18,482      $17,784      $16,820
    Interest expense. . . . . . . . . . . . . .            7,143      7,416        6,419        5,655
    Net interest income . . . . . . . . . . . .            7,417     11,066       11,365       11,165
    Provision for possible loan losses. . . . .              615        671          615        2,215
    Loss on sale of securities. . . . . . . . .              --         (15)         (11)         --
    Other income. . . . . . . . . . . . . . . .            1,534      1,805        1,985        2,359
    Other expenses. . . . . . . . . . . . . . .            6,166      9,150        8,973       10,060
    Income before income taxes. . . . . . . . .            2,170      3,035        3,751        1,249
    Income tax expense (benefit). . . . . . . .              724        611          930       (1,701)
    Net income. . . . . . . . . . . . . . . . .            1,446      2,424        2,821        2,950
    Net income per share. . . . . . . . . . . .              .29        .43          .41          .43

(18) SUBSEQUENT EVENT:

     In January, 1994, the Company sold $25 million aggregate principal amount of subordinated debentures in a private placement. The debentures, which mature in 2004, bear interest at 7.75% per annum payable semiannually. The Company is obligated to register the debentures with the Securities and Exchange Commission by July, 1994, for an exchange offer or in a resale transaction. The Company intends to use the net proceeds from the sale of the debentures for general corporate purposes, including investments in and advances to the Company's subsidiaries, and for financing possible future acquisitions of deposits and banking assets.

                              INDEPENDENT AUDITOR'S REPORT


To the Board of Directors of
   Statewide Savings Bank, S.L.A.
Jersey City, New Jersey

     We have audited the accompanying consolidated statements of financial condition of Statewide Savings Bank, S.L.A. and subsidiaries (the "Bank") as of March 31, 1993 and 1992 and the related consolidated statements of operations and retained earnings and of cash flows for each of the three years in the period ended March 31, 1993. These consolidated financial statements are the responsibility of the Bank's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our report.


     In our opinion, the accompanying consolidated financial statements referred to above present fairly, in all material respects, the financial position of Statewide Savings Bank, S.L.A. and subsidiaries as of March 31, 1993 and 1992, and the results of operations and their cash flows for each of the three years in the period ended March 31, 1993 in conformity with generally accepted accounting principles.

     As discussed in Note 22, the accompanying 1993 and 1992 financial statements have been restated.

     As discussed in Note 17, although the Bank was in compliance with minimum regulatory capital requirements of the OTS as of March 31, 1993, the Bank's leverage ratio at the date resulted in the Bank falling within the "undercapitalized" category for purposes of determining the scope and severity of corrective actions that regulators must take. As a result, the Bank may be subject to regulatory sanctions. The financial statement impact, if any, that might result from the failure of the Bank to maintain capital levels at least equal to the "adequately capitalized" category cannot presently be determined. Accordingly, no adjustments that may result from the ultimate resolution of this uncertainty have been made in the accompanying consolidated financial statements.


                                                  DELOITTE & TOUCHE

                                                  Certified Public Accountants
                                                  Parsippany, New Jersey



June 11, 1993
February 15, 1994 as to Note 22

                     STATEWIDE SAVINGS BANK, S.L.A. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

               MARCH 31, 1993 AND 1992 AND (UNAUDITED) DECEMBER 31, 1993

                                                             MARCH 31,
           ASSETS                     DECEMBER 31,  ------------------------
                                          1993          1993          1992
                                      ------------   -----------   -----------
                                       (UNAUDITED)    (RESTATED)    (RESTATED)
Cash and amounts due from
 depository institutions . . . . . .  $ 7,477,870   $ 5,211,833   $ 6,393,445
Federal funds sold . . . . . . . . .   16,075,000     6,100,000     6,000,000
                                      -----------   -----------   -----------
  Total cash and cash
   equivalents . . . . . . . . . . .   23,552,870    11,311,833    12,393,445

Investment securities (estimated
 market value of $46,767,000,
 $19,169,750 and $24,384,344
 at December 31, 1993 and
 March 31, 1993 and 1992,
 respectively) . . . . . . . . . . .   46,176,486    18,224,440    23,945,102
Mortgage-backed securities,
 net of amortization
 (estimated market value of
 $205,879,291, $215,480,381
 and $181,784,075 at
 December 31, 1993 and
 March 31, 1993 and 1992,
 respectively) . . . . . . . . . . .  201,396,736   208,248,187   180,303,895
Mortgage-backed securities
 available for sale
 (estimated market value of
 $5,003,884 and $7,870,900
 at December 31 and March
 31, 1993, respectively) . . . . . .    4,788,557     7,516,517            --
Loans receivable, less allowance
 for loan losses of $1,094,460,
 $1,366,001 and $1,841,404 at
 December 31, 1993 and
 March 31, 1993 and 1992,
 respectively. . . . . . . . . . . .  186,453,460   230,928,846   264,914,246
Accrued interest receivable,
 net . . . . . . . . . . . . . . . .    3,161,230     4,557,502     6,175,588
Real estate owned, net . . . . . . .    9,740,953    11,538,974    15,204,455
Federal Home Loan Bank of
 New York stock, at cost . . . . . .    4,170,200     4,492,600     4,492,600
Premises and equipment,
 net . . . . . . . . . . . . . . . .    3,941,840     3,940,211     4,287,925
Excess of cost over fair
 value of assets acquired. . . . . .   14,929,779    15,636,517    16,578,835
Other assets . . . . . . . . . . . .    1,962,691     1,465,067     3,264,876
Investment in real estate
 venture, net. . . . . . . . . . . .           --        23,806       224,144
                                     ------------   -----------   -----------
                                     $500,274,803  $517,884,500  $531,785,111
                                     ============   ===========   ===========

LIABILITIES AND RETAINED EARNINGS

LIABILITIES:
  Deposits . . . . . . . . . . . . . $425,802,115  $440,033,959  $460,925,889
  Borrowed funds . . . . . . . . . .   39,366,666    45,091,666    43,391,666
  Advance payments by borrowers
   for taxes and insurance . . . . .    1,200,689     1,844,246     2,546,772
  Accounts payable and other
   liabilities . . . . . . . . . . .    1,665,054     2,603,039     1,695,980
                                     ------------   -----------   -----------
    Total liabilities. . . . . . . .  468,034,524   489,572,910   508,560,307

COMMITMENTS AND CONTINGENCIES

RETAINED EARNINGS -- Substantially
  restricted   . . . . . . . . . . .   32,240,279    28,311,590    23,224,804
                                     ------------   -----------   -----------
                                     $500,274,803  $517,884,500  $531,785,111
                                     ============   ===========   ===========


                     See notes to consolidated financial statements.

                                     STATEWIDE SAVINGS BANK, S.L.A. AND SUBSIDIARIES

                               CONSOLIDATED STATEMENTS OF OPERATIONS AND RETAINED EARNINGS

                     YEARS ENDED MARCH 31, 1993, 1992 AND 1991 AND THE (UNAUDITED) NINE MONTHS ENDED
                                               DECEMBER 31, 1993 AND 1992

                                                     FOR THE NINE MONTHS
                                                     ENDED DECEMBER 31,             FOR THE YEARS ENDED MARCH 31,
                                                 --------------------------   ------------------------------------------
                                                     1993           1992           1993           1992           1991
                                                  ----------     -----------    -----------    -----------    -----------
                                                  (UNAUDITED)    (UNAUDITED)     (RESTATED)     (RESTATED

INTEREST AND DIVIDEND INCOME:
 Interest and fees on loans . . . . . . .. . .   $13,988,010    $17,769,489    $22,435,670    $28,389,922    $33,076,126
 Interest on mortgage-backed
  securities. . . . . . . . . . . . . .. . . .    10,609,758     11,175,779     14,961,347     13,393,415     12,011,959
 Interest and dividends on
  investment securities . . . . . . . .  . . .     1,226,495      1,569,908      1,981,349      2,239,760      2,623,014
 Dividends on Federal Home
  Loan Bank Stock . . . . . . . . . . .. . . .       295,877        344,420        444,118        376,255        438,478
                                                 -----------    -----------    -----------    -----------    -----------
                                                  26,120,140     30,859,596     39,822,484     44,399,352     48,149,577
                                                 -----------    -----------    -----------    -----------    -----------
INTEREST EXPENSE:
 Deposits . . . . . . . . . . . . . . .. . . .    10,559,943     14,417,409     18,299,668     26,742,663     32,885,843
 Borrowed funds . . . . . . . . . . . .. . . .     2,297,026      2,655,958      3,529,200      3,862,905      4,501,451
                                                 -----------    -----------    -----------    -----------    -----------
                                                  12,856,969     17,073,367     21,828,868     30,605,568     37,387,294
                                                 -----------    -----------    -----------    -----------    -----------

NET INTEREST AND DIVIDEND
 INCOME BEFORE PROVISION
 FOR LOAN LOSSES . . . . . . . . . . . . . . .    13,263,171     13,786,229     17,993,616     13,793,784     10,762,283

PROVISION FOR LOAN LOSSES. . . . . . . . . . .       359,841        181,818        193,654      1,932,503        185,800
                                                 -----------    -----------    -----------    -----------    -----------

NET INTEREST AND DIVIDEND
 INCOME AFTER PROVISION
 FOR LOAN LOSSES . . . . . . . . . . . . . . .    12,903,330     13,604,411     17,799,962     11,861,281     10,576,483
                                                 -----------    -----------    -----------    -----------    -----------
OTHER INCOME:
 Service charges . . . . . . . . . . . . . . .       771,101        537,639        814,096        737,477        715,388
 Net gain on sales of mortgage-
  backed and investment securities . . . . . .            --        529,775       529,775      1,763,509         20,090
 Gain on pension plan termination. . . . . . .            --             --             --        867,000             --
 Other income. . . . . . . . . . . . . . . . .       331,196        335,212        666,119        196,420      1,003,947
                                                 -----------    -----------    -----------    -----------    -----------
                                                   1,102,297      1,402,626      2,009,990      3,564,406      1,739,425
                                                 -----------    -----------    -----------    -----------    -----------
OPERATING EXPENSES:
 Salaries and employee benefits. . . . . . . .     4,473,976      4,024,610      5,460,939      5,097,646      4,972,769
 Net occupancy expense of premises . . . . . .     1,361,800      1,300,874      1,767,632      1,977,097      2,054,684
 Advertising and promotion . . . . . . . . . .       120,000        195,000        262,279        252,500        180,218
 Federal insurance premiums. . . . . . . . . .       887,387        739,688        954,084        969,497        916,141
 Amortization of intangibles . . . . . . . . .       706,737        706,737        942,318        942,318        942,318
 Foreclosed real estate expense, net . . . . .       (36,742)       489,664        886,160      1,345,872      1,747,266
 Loss on investment in real estate -
  venture. . . . . . . . . . . . . . . . . . .            --        140,000        140,000        334,575        960,000
 Other . . . . . . . . . . . . . . . . . . . .     1,531,905      1,314,766      1,759,326      2,044,135       1,837,56
                                                 -----------    -----------    -----------    -----------    -----------
                                                   9,045,063      8,911,339     12,172,738     12,963,640     13,610,963
                                                 -----------    -----------    -----------    -----------    -----------
                                                                                                              (Continued)

                                                           F-24

                                     STATEWIDE SAVINGS BANK, S.L.A. AND SUBSIDIARIES

                         CONSOLIDATED STATEMENTS OF OPERATIONS AND RETAINED EARNINGS--(CONCLUDED)

                     YEARS ENDED MARCH 31, 1993, 1992 AND 1991 AND THE (UNAUDITED) NINE MONTHS ENDED
                                               DECEMBER 31, 1993 AND 1992

                                                     FOR THE NINE MONTHS
                                                     ENDED DECEMBER 31,             FOR THE YEARS ENDED MARCH 31,
                                                 --------------------------   ------------------------------------------
                                                     1993           1992           1993           1992           1991
                                                  -----------    -----------    -----------    -----------    -----------
                                                  (UNAUDITED)    (UNAUDITED)

INCOME (LOSS) BEFORE INCOME
 TAXES, EXTRAORDINARY CREDIT
 AND CHANGE IN ACCOUNTING
 PRINCIPLES. . . . . . . . . . . . . . . . . .   $ 4,960,564    $ 6,095,698    $ 7,577,214    $ 2,462,047    $(1,295,055)

INCOME TAXES . . . . . . . . . . . . . . . . .     1,700,716      2,051,901      2,490,428      1,461,386         34,854
                                                 -----------    -----------    -----------    -----------    -----------

INCOME (LOSS) BEFORE EXTRA-
 ORDINARY CREDIT AND CHANGE
 IN ACCOUNTING PRINCIPLE . . . . . . . . . . .     3,259,848      4,043,797      5,086,786      1,000,661     (1,329,909)

EXTRAORDINARY CREDIT--
 Utilization of net operating loss
  carryforward . . . . . . . . . . . . . . . .          --             --             --        1,233,283           --

CUMULATIVE EFFECT OF CHANGE
 IN ACCOUNTING PRINCIPLE . . . . . . . . . . .       668,841           --             --             --             --
                                                 -----------    -----------    -----------    -----------    -----------
NET INCOME (LOSS). . . . . . . . . . . . . . .     3,928,689      4,043,797      5,086,786      2,233,944     (1,329,909)
RETAINED EARNINGS,
 BEGINNING OF PERIOD . . . . . . . . . . . . .    28,311,590     23,224,804     23,224,804     20,990,860     22,320,769
                                                 -----------    -----------    -----------    -----------    -----------
RETAINED EARNINGS,
 END OF PERIOD . . . . . . . . . . . . . . . .   $32,240,279    $27,268,601    $28,311,590    $23,224,804    $20,990,860
                                                 ===========    ===========    ===========    ===========    ===========


                                     See notes to consolidated financial statements.

                                                           F-25


                                     STATEWIDE SAVINGS BANK, S.L.A. AND SUBSIDIARIES

                                          CONSOLIDATED STATEMENTS OF CASH FLOWS

                     YEARS ENDED MARCH 31, 1993, 1992 AND 1991 AND (UNAUDITED) THE NINE MONTHS ENDED
                                               DECEMBER 31, 1993 AND 1992

                                                     FOR THE NINE MONTHS                   FOR THE YEARS ENDED
                                                     ENDED DECEMBER 31,                         MARCH 31,
                                                 --------------------------   ------------------------------------------
                                                     1993           1992           1993           1992           1991
                                                  (UNAUDITED)    (UNAUDITED)    (RESTATED)     (RESTATED)

CASH FLOWS FROM OPERATING
 ACTIVITIES:
 Net income (loss). . . . . . . . . . . . . . .   $ 3,928,689    $ 4,043,797    $ 5,086,786    $ 2,233,944   $ (1,329,909)
 Adjustments to reconcile net income
  to net cash provided by operating
  activities:
  Provision for loan losses . . . . . . . . . .       359,841        181,818        193,654      1,932,503        185,800
  Provision for losses on foreclosed
   real estate. . . . . . . . . . . . . . . . .       179,978        297,931        465,790        601,509      1,588,754
  Provision for losses on real estate
   ventures . . . . . . . . . . . . . . . . . .            --        140,000        140,000        334,575        960,000
  Amortization of deferred premiums
   and unearned discounts-- net . . . . . . . .       442,941       (840,312)    (1,362,249)      (371,484)      (993,467)
  Depreciation and amortization . . . . . . . .     1,063,626      1,081,775      1,438,143      1,619,257      1,724,528
  Net gain on sales of mortgage-backed
   and investment securities. . . . . . . . . .          --         (529,775)      (529,775)    (1,763,509)       (20,090)
  Loss (gain) on sale of premises and
   equipment. . . . . . . . . . . . . . . . . .          --           --             --              1,218        (28,690)
  (Gain) loss on sale of real estate
   owned. . . . . . . . . . . . . . . . . . . .      (290,220)       (84,399)       (80,016)        11,398        (21,589)
  Equity in loss of joint venture . . . . . . .        23,806         60,338         60,337        125,444         80,410
 Changes in assets and liabilities:
  Decrease in accrued interest
   receivable . . . . . . . . . . . . . . . . .     1,396,272        519,310      1,618,086        323,896        (18,731)
  Increase (decrease) in accrued
   interest payable . . . . . . . . . . . . . .       (65,285)       (44,571)       (29,750)      (109,388)       (48,460)
  Decrease (increase) in other assets . . . . .      (497,624)     2,249,470      1,799,809     (1,649,008)      (953,896)
  (Decrease) increase in accounts
   payable and other liabilities. . . . . . . .      (894,303)       487,466        921,910        626,115        (79,527)
                                                   ----------     ----------     ----------     ----------      ---------
  Net cash provided by operating
   activities . . . . . . . . . . . . . . . . .     5,647,721      7,562,848      9,722,725      3,916,470      1,045,133
                                                   ----------     ----------     ----------     ----------      ---------
CASH FLOWS FROM INVESTING
 ACTIVITIES:
 Proceeds from principal collections
  and repayments of loans net of
  originations . . . . . . . . . . . . . . . .    43,596,796     24,804,661     34,063,625     33,827,049     31,841,285
 Proceeds from mortgage-backed
  securities principal repayments. . . . . . .    66,311,254     30,320,295     44,105,654     15,101,748     10,508,814
 Proceeds from sale of mortgage-
  backed securities. . . . . . . . . . . . . .          --       10,697,723     11,232,594     39,626,639      3,043,125
 Purchase of mortgage-backed
  securities . . . . . . . . . . . . . . . . .   (57,377,096)   (65,346,983)   (89,186,951)   (90,684,869)   (22,844,896)
 Purchase of investment securities . . . . . .   (31,019,758)    (8,098,750)    (8,098,750)   (24,298,090)    (5,989,028)
 Proceeds from sale of investment
  securities . . . . . . . . . . . . . . . . .          --             --        1,000,000      2,697,047           --
 Proceeds from maturities of
  investment securities. . . . . . . . . . . .     3,000,000      7,000,000     12,700,000     21,190,000     13,650,000
 Proceeds from redemption of Federal Home
  Loan Bank stock. . . . . . . . . . . . . . .       322,400           --              --             --             --
 Proceeds from sale of and payments on
  real estate owned. . . . . . . . . . . . . .     2,728,518      5,107,929      3,648,558      2,561,321        191,857


                                                           F-26


                                     STATEWIDE SAVINGS BANK, S.L.A. AND SUBSIDIARIES

                                    CONSOLIDATED STATEMENTS OF CASH FLOWS--(CONTINUED)

                     YEARS ENDED MARCH 31, 1993, 1992 AND 1991 AND (UNAUDITED) THE NINE MONTHS ENDED
                                               DECEMBER 31, 1993 AND 1992

                                                     FOR THE NINE MONTHS                   FOR THE YEARS ENDED
                                                     ENDED DECEMBER 31,                         MARCH 31,
                                                 --------------------------   ------------------------------------------
                                                     1993           1992           1993           1992           1991
                                                  (UNAUDITED)    (UNAUDITED)

Improvements to real estate owned. . . . . . .       (31,482)      (215,154)      (241,400)      (381,559)      (730,420)
Purchases of premises and equipment. . . . . .      (358,517)      (134,733)      (148,110)      (123,764)      (134,191)
Proceeds from repayment of advances
 to real estate ventures . . . . . . . . . . .          --             --             --             --           33,000
Proceeds from sale of premises and
 equipment . . . . . . . . . . . . . . . . . .          --             --             --             --           28,690
                                                 -----------    -----------    -----------     ----------     ----------
  Net cash provided by (used in)
   investing activities. . . . . . . . . . . .    27,172,115      4,134,988     9,075,220       (484,478)    29,598,236
                                                 -----------    -----------    -----------     ----------     ----------
CASH FLOWS FROM FINANCING
 ACTIVITIES:
 Net (decrease) increase in deposit
  accounts . . . . . . . . . . . . . . . . . .  $(14,210,242)  $(17,684,462)  $(20,877,031)   $ 6,208,853   $(30,153,198)
 Repayment of Federal Home Loan
  Bank advances. . . . . . . . . . . . . . . .    (6,775,000)   (31,725,000)    (7,800,000)   (20,800,000)    (6,300,000)
 Advances from the Federal Home
  Loan Bank. . . . . . . . . . . . . . . . . .     1,050,000     40,000,000      9,500,000     15,000,000      9,000,000
 Net decrease in securities sold under
  agreements to repurchase . . . . . . . . . .          --             --             --             --       (6,043,000)
 (Decrease) increase in advance
  payments by borrowers for taxes
  and insurance. . . . . . . . . . . . . . . .      (643,557)    (1,265,846)      (702,526)       988,004       (107,703)
                                                 -----------    -----------    -----------     ----------     ----------
  Net cash (used in) provided by
   financing activities. . . . . . . . . . . .   (20,578,799)    (10,675,308)   (19,879,557)     1,396,857    (33,603,901)
                                                 -----------    -----------    -----------     ----------     ----------
NET (DECREASE) INCREASE IN CASH
 AND CASH EQUIVALENTS. . . . . . . . . . . . .    12,241,037      1,022,528    (1,081,612)     4,828,849     (2,960,532)

CASH AND CASH EQUIVALENTS,
 BEGINNING OF PERIOD . . . . . . . . . . . . .    11,311,833     12,393,445     12,393,445      7,564,596     10,525,128
                                                 -----------    -----------    -----------     ----------     ----------
CASH AND CASH EQUIVALENTS,
 END OF PERIOD . . . . . . . . . . . . . . . .   $23,552,870    $13,415,973    $11,311,833    $12,393,445    $ 7,564,596
                                                 ===========    ===========    ===========    ===========     ==========
SUPPLEMENTAL DISCLOSURES OF
 CASH FLOW INFORMATION:
  Cash paid during the year for:
   Interest. . . . . . . . . . . . . . . . . .   $12,922,254    $17,117,940    $21,858,618    $30,714,956    $37,387,294
                                                 ===========    ===========    ===========    ===========     ==========
 Income taxes. . . . . . . . . . . . . . . . .   $ 2,200,183    $ 1,044,772    $ 1,626,162    $    91,500    $   191,879
                                                 ===========    ===========    ===========    ===========     ==========
SUPPLEMENTAL NON-CASH
 INVESTING ACTIVITIES:
 Transfer from loans receivable to
  real estate owned, net . . . . . . . . . . .   $   788,773    $   363,334    $ 1,286,971   $ 12,119,925    $ 3,328,840
                                                 ===========    ===========    ===========    ===========    ===========
 Loans to facilitate the sale of
  property . . . . . . . . . . . . . . . . . .   $   105,000    $   812,820    $ 1,159,520    $ 3,362,985    $      --
                                                 ===========    ===========    ===========    ===========    ===========
 Transfer of mortgage-backed
  securities to mortgage-backed
  securities available for sale. . . . . . . .   $    --        $    --        $ 7,516,517    $      --      $      --
                                                 ===========    ===========    ===========    ===========    ===========

                                     See notes to consolidated financial statements.

                                                           F-27


                    STATEWIDE SAVINGS BANK, S.L.A. AND SUBSIDIARIES

                       NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

       YEARS ENDED MARCH 31, 1993, 1992 AND 1991 AND (UNAUDITED) THE NINE MONTHS
                           ENDED DECEMBER 31, 1993 AND 1992

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Principles of Consolidation--The consolidated financial statements include the accounts of Statewide Savings Bank, S.L.A. (the "Bank") and its wholly-owned subsidiaries, Seventy Sip Corporation, Statewide Atlantic Corporation and Statewide Financial Services Inc. All significant intercompany balances and transactions have been eliminated. Certain reclassifications have been made to the prior year's financial statements to conform to the current year's presentation.

     Investment Securities and Mortgage-Backed Securities--Investment and mortgage-backed securities held for investment are stated at cost, adjusted for amortization of premiums and accretion of discounts. Investment securities gains and losses are determined on a specific identification basis. Investment and mortgage-backed securities are stated at amortized cost because the Bank has both the ability to hold the securities to maturity and the intent of management is to hold such securities to maturity. In the event that management determines to hold securities for an indefinite period of time, including securities that management intends to use as part of its asset/liability strategy, or securities that may be sold in response to changes in interest rates, changes in prepayment risks, the need to increase capital or similar factors, such securities are classified as available for sale. Securities available for sale are carried at the lower of amortized cost or market value.

     Marketable equity securities are carried at the lower of cost or market with any market adjustments recorded to equity.

     Loan Fees and Discounts--Nonrefundable loan origination fees net of certain direct loan origination costs are deferred. Net deferred fees are amortized as an adjustment of the yield over the life of the loan by use of the effective interest method. Fees and costs associated with lending transactions prior to April 1, 1988 are amortized on a straight-line basis. Discounts on loans purchased which are probable of collection are recognized as an adjustment to the yield over the life of the loans by use of the effective interest method.

     Non-performing loans are defined as loans where management has determined that the borrowers may be unable to meet contractual principal or interest obligations or where interest or principal is 90 days or more past due, unless the loans are well secured and in the process of collection. The Bank's policy with regard to non-performing loans is to continue to accrue interest but to provide a full reserve against the amount accrued including interest previously accrued. Therefore, interest income is not recognized unless the financial condition and payment record of the borrower warrant the recognition of interest income. Interest on loans that have been restructured is accrued according to the renegotiated terms.


     Provision for Loan Losses--Provision for loan losses is established through charges to earnings. Loan losses (loans charged off net of recoveries) are charged against the allowance for loan losses when management believes that the recovery of principal is unlikely. If, as a result of loans charged off or increases in the size or risk characteristics of the loan portfolio, the allowance is below the level considered by management to be adequate to absorb future loan losses on existing loans, the provision for loan losses is increased to the level considered necessary to provide an adequate allowance. The allowance is an amount that management believes will be adequate to absorb possible losses on existing loans that may become uncollectible, based on evaluations of the collectibility of the loans. The evaluations take into consideration such factors as changes in the nature and volume of the loan portfolio, overall portfolio quality, review of specific problem loans and economic conditions that may affect the borrowers' ability to pay. Economic conditions may result in the necessity to change the allowance quickly in order to react to deteriorating financial conditions of the Bank's borrowers. As a result, additional provisions on existing loans may be required in the future if borrowers' financial conditions deteriorate or if real estate values decline.

     Real Estate Owned--Real estate properties acquired through loan foreclosure or that are in-substance foreclosures are recorded at the lower of cost or estimated fair value at time of foreclosure with any write-down charged against the allowance for loan losses. Subsequent valuations are periodically performed by management and the carrying value is adjusted by a charge to expense to reflect any subsequent declines in the estimated fair value. Further declines in real estate values may result in increased foreclosed real estate expense in the future. Routine

                    STATEWIDE SAVINGS BANK, S.L.A. AND SUBSIDIARIES

       YEARS ENDED MARCH 31, 1993, 1992 AND 1991 AND (UNAUDITED) THE NINE MONTHS
                           ENDED DECEMBER 31, 1993 AND 1992

holding costs are charged to expense as incurred and improvements to real estate owned that enhance the value of real estate owned are capitalized.

     Gains on the sale of real estate are recognized upon disposition of the property to the extent allowable based upon certain down payment and other requirements. Losses are charged to operations as incurred.

     Premises and Equipment--Premises and equipment are stated at cost, less accumulated depreciation and amortization. Provisions for depreciation of premises and equipment are computed using the straight-line method over three to ten years for furniture, fixtures and equipment and forty years for buildings. Amortization of leasehold improvements is provided using the straight-line method over the terms of the respective lease or the estimated useful life of the improvement, whichever is shorter.

     Excess of Cost Over Assets Acquired, Net of Amortization--The cost in excess of fair value of net assets acquired in business combinations ("goodwill") is amortized to expense over a period of twenty years using the straight-line method.

     Under the capital standards contained in the Financial Institutions Reform, Recovery and Enforcement Act of 1989 (FIRREA), goodwill is a reduction from retained income in calculating tangible capital. The Bank must maintain tangible capital of not less than l.5% of total adjusted assets and must have core capital equal to 3% of total adjusted assets, of which qualifying supervisory goodwill may be included in core capital not to exceed 1% of total adjusted assets through December 31, 1992 and declining annually thereafter until it is completely phased out on January 1, 1995. Additionally, for capital purposes, qualifying supervisory goodwill is amortized over a twenty-year period. At March 31, 1993, all of the Bank's goodwill qualified as supervisory goodwill. This supervisory goodwill represents approximately 3.0% of total assets.

     Investment in Real Estate Venture--One of the Bank's subsidiaries is a participant in a joint venture engaged in the development and sale of residential land and homes. The Bank's investment in such venture is accounted for by the equity method. The joint venture follows the policy of capitalizing interest and real estate taxes incurred as a cost of the property under development.

     Income Taxes--The Bank and its subsidiaries file a consolidated Federal income tax return on a calendar year basis. Income taxes are allocated to the Bank and its subsidiaries based on the use of their income or loss in the consolidated return. Separate state income tax returns are filed by the Bank and its subsidiaries.

     The provision for income taxes is based upon earnings reported, after permanent differences. Deferred income taxes are provided for timing differences in the reporting of income and expenses for financial statement and income tax purposes.

     Effective April 1, 1993, the Bank was required to change its method of accounting for income taxes to comply with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("SFAS 109"). This Statement will require the Bank to use an asset and liability method for financial accounting and reporting for income taxes. Bank management has determined the effect on the Bank from adoption of this new standard will not be material to the financial statements.

     Cash and Cash Equivalents--For purposes of reporting cash flows, the Bank considers cash and amounts due from depository institutions and Federal funds sold as cash and cash equivalents.


2. FEDERAL FUNDS SOLD

     Federal funds sold consist of the following:

                                                       MARCH 31,
                                                   -----------------
                                                   1993       1992
                                                   ----       -----
   Federal funds sold:
    Due within one day with an interest rate of
    3.25% and 3.875% at March 31, 1993
    and 1992, respectively. . . . . . . . . .   $6,100,000 $6,000,000
                                                ========== ==========

                    STATEWIDE SAVINGS BANK, S.L.A. AND SUBSIDIARIES

       YEARS ENDED MARCH 31, 1993, 1992 AND 1991 AND (UNAUDITED) THE NINE MONTHS
                           ENDED DECEMBER 31, 1993 AND 1992

3. INVESTMENT SECURITIES

     The amortized cost and estimated market values of investments in debt securities are as follows:

                                              MARCH 31, 1993
                                ---------------------------------------------
                                             GROSS      GROSS      ESTIMATED
                                AMORTIZED UNREALIZED UNREALIZED     MARKET
                                  COST       GAINS     LOSSES        VALUE
                                  ----       -----     ------        -----
U.S. Treasury securities
 and obligations of U.S.
 government corporations and
 agencies maturing:
  Within one year. . . . . . $ 4,027,939   $ 22,061     $ --    $ 4,050,000
  After one year but within
   five years. . . . . . . .  11,151,816    597,247       --     11,749,062
  More than five years . . .   3,013,085    266,602       --      3,279,688
Other. . . . . . . . . . . .      31,600     59,400       --         91,000
                              ----------   --------     ----    -----------
                             $18,224,440   $945,310     $ --    $19,169,750
                             ===========   ========     ====    ===========

                                              MARCH 31, 1992
                                ---------------------------------------------
                                             GROSS      GROSS      ESTIMATED
                                AMORTIZED UNREALIZED UNREALIZED     MARKET
                                  COST       GAINS     LOSSES        VALUE
                                  ----       -----     ------        -----

U.S. Treasury securities
 and obligations of U.S.
 government corporations and
 agencies maturing:
  Within one year. . . . . . $12,717,849   $262,370  $  --      $12,980,219
  After one year but within
   five years. . . . . . . .   6,052,605    107,808   17,913      6,142,500
  More than five years . . .   5,143,048      4,144    4,692      5,142,500
Other. . . . . . . . . . . .      31,600     87,525      --         119,125
                              ----------   --------     ----    -----------
                             $23,945,102   $461,847  $22,605    $24,384,344
                             ===========   ========  =======    ===========

     Investment securities, with an amortized cost totalling $3,865,413 and $5,163,225 were pledged at March 31, 1993 and 1992, respectively, to secure public deposits.

     Proceeds from the sale of investment securities were $1,000,000, $2,697,047 and $-0- in 1993, 1992 and 1991, respectively. The 1993 sales resulted in no gross realized gains or losses. The 1992 sales resulted in gross realized gains of $1,896 and no gross realized losses.


4. MORTGAGE-BACKED SECURITIES

     The amortized cost and estimated market values of mortgage-backed securities are as follows:

                                              MARCH 31, 1993
                                ---------------------------------------------
                                             GROSS      GROSS      ESTIMATED
                                AMORTIZED UNREALIZED UNREALIZED     MARKET
                                  COST       GAINS     LOSSES        VALUE
                                  ----       -----     ------        -----

GNMA guaranteed pass-through
 certificates (net of
 deferred premiums of
 $75,038). . . . . . . . . .$ 56,531,911 $3,187,578   $16,078  $ 59,703,411

FHLMC pass-through
 certificates (net of
 deferred premiums of
 $1,031,143) . . . . . . . .  72,923,047  2,383,193    25,603    75,280,637

FNMA pass-through
 certificates (net of
 deferred premiums of
 $1,578,577) . . . . . . . .  78,793,229  1,720,494    17,390    80,496,333
                            ------------ ----------   -------   -----------
                            $208,248,187 $7,291,265   $59,071  $215,480,381
                            ============ ==========   =======  ============

                    STATEWIDE SAVINGS BANK, S.L.A. AND SUBSIDIARIES

       YEARS ENDED MARCH 31, 1993, 1992 AND 1991 AND (UNAUDITED) THE NINE MONTHS
                           ENDED DECEMBER 31, 1993 AND 1992

                                              MARCH 31, 1992
                               ----------------------------------------------
                                             GROSS      GROSS      ESTIMATED
                                AMORTIZED UNREALIZED UNREALIZED     MARKET
                                  COST       GAINS     LOSSES        VALUE
                                  ----       -----     ------        -----

GNMA guaranteed pass-through
 certificates (net of
 deferred premiums of
 $104,356) . . . . . . . . .$ 57,453,437 $1,179,192  $ 535,821  $ 58,096,808

FHLMC pass-through
 certificates (net of
 deferred premiums of
 $1,157,198) . . . . . . . .  99,215,197  1,340,922    451,129   100,104,990

FNMA pass-through
 certificates (net of
 deferred premiums of
 $549,869) . . . . . . . . .  23,635,261    216,913    269,897    23,582,277
                             ----------- ---------- ----------  ------------
                            $180,303,895 $2,737,027 $1,256,847  $181,784,075
                            ============ ========== ==========  ============

     Issuers of these securities have the ability to prepay them.
Mortgage-backed securities with an amortized cost totalling $60,571,375 and $55,702,919 were pledged at March 31, 1993 and 1992 to secure Federal Home Loan Bank of New York advances.

     Proceeds from the sales of mortgage-backed securities were $11,232,594, $39,626,639 and $3,043,125 in 1993, 1992 and 1991, respectively. The 1993,
1992 and 1991 sales resulted in gross realized gains of $529,775, $1,761,613 and $20,090, respectively, and no gross realized losses.


5. LOANS RECEIVABLE, NET

     Loans consist of the following:

                                               MARCH 31,
                                      ---------------------------
                                         1993             1992
                                         ----             ----
First mortgage loans:
 Conventional. . . . . . . . . . .    $183,534,608   $213,242,034
 FHA insured and VA guaranteed . .      28,854,964     33,864,490
 Construction. . . . . . . . . . .         248,853        248,853
                                      ------------   ------------
                                       212,638,425    247,355,377
                                      ------------   ------------
Consumer loans:
 Home improvement. . . . . . . . .      10,054,618     11,359,827
 Second mortgage . . . . . . . . .       8,394,583      6,966,409
 Student . . . . . . . . . . . . .         146,080        229,382
 Passbook. . . . . . . . . . . . .         450,555        567,071
 Automobile. . . . . . . . . . . .           2,820         10,636
 Home equity line of credit. . . .       1,790,718      1,876,246
 Personal line of credit . . . . .         219,110         21,411
                                      ------------   ------------
                                        21,058,484     21,030,982
                                      ------------   ------------
Total loans. . . . . . . . . . . .     233,696,909    268,386,359
                                      ------------   ------------
Less:
 Deferred loan fees. . . . . . . .        (654,773)      (663,105)
 Unearned discounts  . . . . . . .        (747,289)      (967,604)
 Allowance for losses. . . . . . .      (1,366,001)    (1,841,404)
                                      ------------   ------------
                                        (2,768,063)    (3,472,113)
                                      ------------   ------------
                                      $230,928,846   $264,914,246
                                      ============   ============

                    STATEWIDE SAVINGS BANK, S.L.A. AND SUBSIDIARIES

       YEARS ENDED MARCH 31, 1993, 1992 AND 1991 AND (UNAUDITED) THE NINE MONTHS
                           ENDED DECEMBER 31, 1993 AND 1992

     At March 31, 1993 and 1992, the Bank serviced loans for others amounting to $15,875,647 and $23,235,536, respectively. Servicing loans for others generally consists of collecting mortgage payments, maintaining escrow accounts, disbursing payments to investors and foreclosure processing. Loan servicing income is recorded on the accrual basis and includes servicing fees from investors and certain charges collected from borrowers, such as late payment fees. In connection with these loans serviced for others, the Bank held borrowers' escrow balances of $219,338 and $370,546 at March 31, 1993 and 1992, respectively.

     Loans three or more months in arrears or in the process of foreclosure were: Conventional first mortgage loans -- $1,449,559 and $1,908,726; FHA insured and VA guaranteed -- $666,584 and $670,622; consumer loans -- $509,097 and $603,110; and construction loans $248,853 and $-0- at March 31, 1993 and 1992, respectively.

     The amount of non-accruing loans at March 31, 1993 and 1992 was $2,133,466 and $2,511,835, respectively, which represents .91% and .94%, respectively, of total loans outstanding. The total interest income that would have been recorded for the years ended March 31, 1993 and 1992, had these loans been current in accordance with their original terms, or since the date of origination if outstanding for only part of the year, was approximately $188,822 and $94,560, respectively.

     Activity in the allowance for loan losses was as follows:

                                         YEAR ENDED MARCH 31,
                              ------------------------------------------
                                    1993         1992         1991
                                    ----         ----         ----
Balance, beginning of year . .     $1,841,404   $1,697,711   $2,048,391
Provision for loan losses. . .        193,654    1,932,503      185,800
Charge-offs. . . . . . . . . .       (688,332)  (1,788,810)    (537,480)
Recoveries . . . . . . . . . .         19,275         --             --
                                   ----------   ----------   ----------
Balance, end of year . . . . .     $1,366,001   $1,841,404   $1,697,711
                                  ===========   ==========   ==========

     Residential mortgage loans totalled approximately $189 million and $225 million at March 31, 1993 and 1992, respectively. These loans are primarily secured by real estate in New Jersey.

     The Bank holds in their portfolio commercial real estate loans, multi-family residential loans, construction loans and land loans which totalled approximately $23.6 million and $22.5 million, net of loans in process and allowance for losses, at March 31, 1993 and 1992, respectively. These loans are considered by management to be of somewhat greater risk of uncollectibility due to the dependency on income production or future development of the real estate.

     Of these commercial real estate loans at March 31, 1993, $4.8 million are collateralized by multi-family residential properties, $249,000 by construction properties, $2.2 million by land properties and $16.3 million by commercial properties. Additionally, the majority of these loans are collateralized by real estate in New Jersey, which, in general, is experiencing a weak real estate market.

     The Office of Thrift Supervision (OTS) regulatory capital regulations, issued November 6, 1989, require that the portion of nonresidential construction and land loans in excess of 80% loan-to-value ratio be deducted from total capital for purposes of the risk-based capital standard over a 5-year-phase-in period commencing July 1, 1990. At March 31, 1993, the Bank had no investment in loans subject to this deduction.

                    STATEWIDE SAVINGS BANK, S.L.A. AND SUBSIDIARIES

       YEARS ENDED MARCH 31, 1993, 1992 AND 1991 AND (UNAUDITED) THE NINE MONTHS
                           ENDED DECEMBER 31, 1993 AND 1992

     The Bank's loan portfolio includes both adjustable and fixed interest rate loans. At March 31, 1993, the approximate composition of these loans was as follows:

          FIXED RATE                           ADJUSTABLE RATE
- ----------------------------------   ------------------------------------
  TERM TO                   BOOK     TERM TO RATE                 BOOK
 MATURITY                   VALUE     ADJUSTMENT                  VALUE
 --------                   -----    ------------                 -----
Within 1 year . . . .  $ 15,659,000  Within 1 year . . . . . .  $ 81,947,000
1 to 3 years. . . . .     3,461,000  1 to 3 years. . . . . . .    11,269,000
3 to 5 years. . . . .     9,071,000  3 to 5 years. . . . . . .     7,559,000
5 to 10 years . . . .    28,686,000  5 to 10 years . . . . . .     1,977,000
10 to 20 years. . . .    41,981,000
Over 20 years . . . .    32,087,000
                        -----------                             ------------
                       $130,945,000                             $102,752,000
                      =============                             ============

     The adjustable rate loans have interest rate adjustment limitations and are generally indexed to the prime rate, the appropriate treasury constant maturity rate, or the Federal Home Loan Bank advance rate. Future market factors may affect the correlation of the interest rate adjustments with the rates the Bank pays on short-term deposits and borrowings that have been primarily utilized to fund these loans.

     Under FIRREA, the Bank may not originate real estate loans to one borrower in excess of 15% of its unimpaired capital except for loans that do not exceed $500,000. This results in a dollar limitation of approximately $2,000,000 at March 31, 1993.


6. PREMISES AND EQUIPMENT, NET

     Premises and equipment consists of the following:

                                                   MARCH 31,
                                          ---------------------------
                                             1993          1992
                                             ----          ----
Land . . . . . . . . . . . . . . . . . . $ 1,056,425     $ 1,056,425
Buildings. . . . . . . . . . . . . . . .   4,157,035       4,139,744
Leasehold improvements . . . . . . . . .     444,677         444,677
Furniture, fixtures and equipment. . . .   4,809,687       4,773,456
                                         -----------     -----------
                                          10,467,824      10,414,302
Less accumulated depreciation and
 amortization. . . . . . . . . . . . . .  (6,527,613)     (6,126,377
                                         -----------     -----------
                                         $ 3,940,211     $ 4,287,925
                                         ===========     ===========

     Depreciation expense included in occupancy and office operations in the consolidated statements of operations and retained earnings amounted to $495,825, $676,939 and $782,209 for the years ended March 31, 1993, 1992 and
1991, respectively.


7. INVESTMENT IN REAL ESTATE VENTURE, NET

     The Bank, through its subsidiary, has an investment in a real estate venture engaged in the acquisition and development of real estate at March 31, 1993. The Bank's investment in such venture is as follows:

                                                  MARCH 31,
                                           --------------------------
                                             1993            1992
                                             ----            -----
Capital contributions to real estate
 venture . . . . . . . . . . . . . . . .  $1,443,500       $1,443,500
Equity in retained earnings (accumulated
 deficit) of real estate venture . . . .    (945,119)        (884,781)
Allowance for losses . . . . . . . . . .    (474,575)        (334,575)
                                          ----------       ----------
                                          $   23,806       $  224,144
                                          ==========       ==========

                    STATEWIDE SAVINGS BANK, S.L.A. AND SUBSIDIARIES

       YEARS ENDED MARCH 31, 1993, 1992 AND 1991 AND (UNAUDITED) THE NINE MONTHS
                           ENDED DECEMBER 31, 1993 AND 1992

     The Bank's equity in the income (loss) of the real estate venture, which is included in other operating expenses in the consolidated statements of income and retained earnings amounted to $(60,337) and $(125,444) and $(67,286) for the years ended March 31, 1993, 1992 and 1991, respectively. Included in loss on investment in real estate venture in the consolidated statements of income and retained earnings for the years ended March 31, 1993, 1992 and 1991 are provisions for losses of $140,000, $334,575 and $96,000, respectively.

     The ability of the Bank (and its service corporation) to recover the carrying value of its investment in the real estate venture is based upon future sales of the single family residences the joint venture is developing. The ability to affect such sales is subject to market conditions and other factors, all of which are beyond the Bank's control.


 8. REAL ESTATE OWNED, NET

                                                 MARCH 31,
                                         -------------------------
                                           1993           1992
                                           ----           ----
Acquired by foreclosure or deed in
 lieu of foreclosure . . . . . . . .    $ 1,833,120    $ 2,039,016
Loans foreclosed in-substance. . . .     11,532,333     15,092,519
                                         13,365,453     17,131,535
Less allowance for losses. . . . . .     (1,826,479)    (1,927,080)
                                        -----------    -----------
                                        $11,538,974    $15,204,455
                                        ===========    ===========

     Activity in the allowance for losses for real estate owned was as follows:

                                               MARCH 31,
                                --------------------------------------
                                   1993         1992         1991
                                   ----         ----         ----
Balance, beginning of year . .  $1,927,080    $1,588,754  $   24,121
Provision for losses . . . . .     465,790       601,509   1,588,754
Charge-offs. . . . . . . . . .    (566,391)     (263,183)    (24,121)
                                ----------    ----------  ----------
Balance, end of year . . . . .  $1,826,479    $1,927,080  $1,588,754
                                ==========    ==========  ==========

     Results of real estate operations were as follows:

                                            March 31,
                                -------------------------------------
                                  1993          1992         1991
                                  ----          ----         ----
Acquired by foreclosure or deed
 in lieu of foreclosure:
 Net loss on sales of real
  estate . . . . . . . . . . .   $ 55,334      $ 39,263   $       --
 Holding costs . . . . . . . .    365,036       705,100      158,512
 Provision charged to
  operations . . . . . . . . .    465,790       601,509    1,588,754
                                 --------    ----------   ----------
Foreclosed real estate expense,
 net . . . . . . . . . . . . .   $886,160    $1,345,872   $1,747,266
                                 ========    ==========   ==========


9. ACCRUED INTEREST RECEIVABLE, NET

     Accrued interest receivable consists of the following:

                                                   MARCH 31,
                                       -----------------------------
                                            1993            1992
                                            ----            ----
Loans. . . . . . . . . . . . . . . .     $2,720,095     $4,241,640
Investment securities. . . . . . . .        305,876        395,293
Mortgage-backed securities . . . . .      1,531,531      1,538,655
                                         ----------     ----------
                                         $4,557,502     $6,175,588
                                         ==========     ==========

                    STATEWIDE SAVINGS BANK, S.L.A. AND SUBSIDIARIES

       YEARS ENDED MARCH 31, 1993, 1992 AND 1991 AND (UNAUDITED) THE NINE MONTHS
                           ENDED DECEMBER 31, 1993 AND 1992


10. DEPOSITS

     The weighted average cost of funds on deposit at March 31, 1993 and 1992 was 3.55% and 4.92%, respectively. A summary of deposits by type of account is as follows:

                            MARCH 31, 1993                    MARCH 31, 1992
                     ---------------------------- --------------------------
                                    WEIGHTED AVG.              WEIGHTED AVG.
                           AMOUNT   INTEREST RATE    AMOUNT    INTEREST RATE
                           -------  -------------    ------    -------------
Passbook Savings . .  $ 106,078,461    3.05%     $ 98,353,635        4.15%
Money Market
 Passbook. . . . . .     54,555,647    3.05%       55,565,699        4.15%
Club Accounts. . . .      1,790,112    4.00%        2,028,446        4.00%
Non-Interest Bearing
 Demand Accounts . .      7,796,933                 7,113,614
Super NOW Accounts .     70,889,233    3.40%       67,359,727        4.77%
Money Market NOW
 Accounts. . . . . .        529,897    3.05%          499,426        4.15%

Certificates of deposit
 maturing:
  One year or less .    165,509,381    3.67%      174,286,970        5.34%
  One to three years     27,489,871    5.60%       46,418,709        7.19%
  Three to five
   years . . . . . .      4,761,078    7.78%        8,651,172        8.15%
  Thereafter . . . .        592,325    8.30%          592,571        7.69%
                       ------------              ------------
Total certificates .    198,352,655    3.99%      229,949,422        5.57%

Accrued interest
 payable on savings
 deposits. . . . . .         41,021                    55,920
                       ------------              ------------
                       $440,033,959              $460,925,889
                       ============              ============

     At March 31, 1993, the Bank had approximately $26,410,000 of certificates of deposit and other deposits of $100,000 or more.


11. BORROWED FUNDS

     Borrowed funds at March 31, 1993 and 1992 which consist of advances from the Federal Home Loan Bank of New York ("FHLBNY") are collateralized by $60,571,375 and $55,702,900, respectively, of pledged mortgage-backed securities, as well as stock in the Federal Home Loan Bank of New York. These advances had interest rates payable ranging from 3.63% to 9.30% and 4.18% to 9.26%, at March 31, 1993 and 1992, respectively. The weighted average rate payable at such dates was 7.64% and 8.23%, respectively. Such advances mature as follows:

                                              MARCH 31,
                                      --------------------------
                                         1993           1992
MATURITY                                AMOUNT         AMOUNT
- --------                                ------         ------
One year or less . . . . . . . . . .  $15,800,000   $15,800,000
One to two years . . . . . . . . . .    6,300,000     6,300,000
Two to three years . . . . . . . . .    6,300,000     6,300,000
Three to four years. . . . . . . . .    6,300,000     6,300,000
Four to five years . . . . . . . . .    2,391,666     6,300,000
Thereafter . . . . . . . . . . . . .    8,000,000     2,391,666
                                      -----------   -----------
                                      $45,091,666   $43,391,666
                                      ===========   ===========

     At March 31, 1993, the Bank had available from the FHLBNY a line of credit for $26,723,650 at an interest rate of 3.63% which expires October 30, 1993. At March 31, 1993, the Bank borrowed $9,500,000 from this credit line which is included in the borrowed funds above.

                    STATEWIDE SAVINGS BANK, S.L.A. AND SUBSIDIARIES

       YEARS ENDED MARCH 31, 1993, 1992 AND 1991 AND (UNAUDITED) THE NINE MONTHS
                           ENDED DECEMBER 31, 1993 AND 1992

     The following table sets forth the maximum month-end balance and average balance of FHLBNY advances for the periods indicated:

                                            MARCH 31,
                                  -----------------------------
                                      1993           1992
                                     AMOUNT         AMOUNT
                                     ------         ------
Maximum balance:
 FHLBNY advances . . . . . . .    $55,216,666    $52,149,999
Average balance:
 FHLBNY advances . . . . . . .     48,729,166     45,154,166
 Weighted average interest
  rate of FHLBNY advances. . .          6.16%          7.50%


12. INCOME TAXES

     The Bank qualifies as a thrift institution under the provisions of the Internal Revenue Code and is therefore permitted to deduct from taxable income an allowance for bad debts based on a percentage of taxable income before such deduction less certain adjustments or actual loan loss write-offs. For tax years beginning after December 31, 1986, the percentage is 8%. In the future, if the Bank fails to meet the federal income tax requirements necessary to permit it to deduct an allowance for bad debts, the Bank's effective federal income rate could increase to the maximum rate prevailing under the law at that time.

     Retained earnings at March 31, 1993 and 1992, includes approximately $5,903,000 of such bad debt, for which federal income taxes have not been provided. If such amount is used for purposes other than for bad debt losses, including distributions in liquidation, it will be subject to federal income tax at the then current rate.

                                         YEAR ENDED MARCH 31,
                                    ------------------------------
                                       1993       1992       1991
                                       ----       ----       ----
Current provision:
 Federal . . . . . . . . . . . .   $1,416,117 $  140,616   $    --
 State . . . . . . . . . . . . .      223,384     87,487    34,854
 Tax equivalent of the operating
  loss utilized. . . . . . . . .          --   1,233,283        --
                                    ---------  ---------   -------
                                    1,639,501  1,461,386    34,854
                                   ---------- ----------   -------
Deferred income tax:
 Federal . . . . . . . . . . . .      849,594       --          --
 State . . . . . . . . . . . . .        1,333       --          --
                                   ----------  ---------   -------
                                      850,927       --          --
                                   ----------  ---------   -------
                                   $2,490,428 $1,461,386   $34,854
                                   ========== ==========   =======

     Deferred taxes arise from the recognition of certain items of revenue and expense for tax purposes in years different from those in which they are recognized in the financial statements. Deferred income taxes result from timing differences primarily related to accelerated tax depreciation and the recognition of loan fees and discounts on securities.

     During 1992, the Bank utilized the remaining amount of its book and tax net operating loss carryforward.

                    STATEWIDE SAVINGS BANK, S.L.A. AND SUBSIDIARIES

       YEARS ENDED MARCH 31, 1993, 1992 AND 1991 AND (UNAUDITED) THE NINE MONTHS
                           ENDED DECEMBER 31, 1993 AND 1992

     A reconciliation of the statutory Federal income tax rate to the effective income tax rate follows:

                                        YEAR ENDED MARCH 31,
                                     ---------------------------
                                      1993      1992      1991
                                      ----      ----      ----
Statutory Federal income
 tax rate. . . . . . . . . . . . .     34.0%     34.0%   (34.0)%
Statutory Federal bad debt
 deduction . . . . . . . . . . . .      1.8       7.8      4.1
Amortization of goodwill . . . . .      3.9      13.1     24.7
Excise tax . . . . . . . . . . . .      --        5.5      --
Net amortization of discounts and
 premiums of acquired association.      (.6)     (2.6)    (7.8)
State income tax . . . . . . . . .      (.1)     (1.2)     1.8
Unrecognized benefit of net
 operating loss carryforward to
 future years. . . . . . . . . . .      --        --      13.9
Other. . . . . . . . . . . . . . .      --        (.8)    13.9
                                       ----      ----    -----
Effective income tax rate. . . . .     39.0%     55.8%     2.7%
                                       ====      ====    =====

     Savings and loan associations that meet certain definitional tests and other conditions prescribed by the Internal Revenue Code are allowed to deduct, within limitations, a bad debt deduction. This deduction can be computed as a percentage of taxable income before such deduction or based upon actual loss experience. For the years ended March 31, 1993, 1992 and 1991, the Bank employed the actual loss experience method.


     Prepaid income taxes, amounting to approximately $212,883 and $88,000 at March 31, 1993 and 1992, respectively, are included in other assets in the statements of consolidated financial condition.


13. EMPLOYEE BENEFIT PLAN

     On August 19, 1991, the Board of Directors authorized the termination of the Bank's non-contributory defined benefit plan which covered substantially all full-time employees. The termination was effective December 31, 1991 and participants in the plan became fully vested on that date. The Bank recorded a pretax curtailment gain of $867,000 (net of $400,000 excise tax) which is included in the statement of consolidated income and retained earnings, for the year ended March 31, 1992.

     In conjunction with the Bank's termination of the non-contributory defined benefit plan, the Bank established a 401(k) Profit Sharing Plan (the "Plan") covering all employees; whereby employees can invest up to 18% of their earnings. The Bank will contribute 50% of each employee's contribution, not to exceed 6% of their annual earnings. The Bank made matching contributions of $40,148 and $18,676 in 1993 and 1992, respectively.

     Additionally, the Bank, at the Board of Directors' discretion, will make annual profit-sharing contributions to the Plan. Over the next six years, the Bank intends to contribute $407,470 to the Plan. This amount represents 25% of the defined benefit plan employer reversion amount to the 401(k) Profit Sharing Plan. During 1993, the Bank contributed $109,844 to the Plan.

                    STATEWIDE SAVINGS BANK, S.L.A. AND SUBSIDIARIES

       YEARS ENDED MARCH 31, 1993, 1992 AND 1991 AND (UNAUDITED) THE NINE MONTHS
                           ENDED DECEMBER 31, 1993 AND 1992

     The funded status of the pension plan and the amounts recognized in the Bank's financial statements as of March 31, 1991 is as follows:

Actuarial present value of benefit obligations:
 Accumulated benefit obligation, including vested benefits
  of $4,478,000. . . . . . . . . . . . . . . . . . . . . .    $ 4,604,000
                                                              -----------
 Projected benefit obligation for service rendered to date    $ 5,634,000
 Plan assets at fair value, primarily a U.S. Treasury
  obligations Money-Market Fund. . . . . . . . . . . . . .      6,615,000
                                                              -----------
Plan assets in excess of projected benefit obligation. . .       (981,000)
Unrecognized gain (loss) from past experience different
 from that assumed . . . . . . . . . . . . . . . . . . . .         (1,000)
Unrecognized net asset at January 1, 1987 being recognized
 over 17 years . . . . . . . . . . . . . . . . . . . . . .        249,000
                                                              -----------
(Prepaid) accrued pension cost . . . . . . . . . . . . . .    $  (733,000)
                                                              ===========

     Net periodic pension cost (benefit) recognized by the Bank for the year ended March 31, 1991 is as follows:

Amortization of gain . . . . . . . . . . . . . . . . . . .    $(1,055,000)
Service cost on benefits earned during the year. . . . . .        263,000
Interest cost on projected benefit obligation. . . . . . .        437,000
Actual return on plan assets . . . . . . . . . . . . . . .       (529,000)
Net amortization and deferral. . . . . . . . . . . . . . .        (19,000)
                                                              -----------
Net periodic pension cost (benefit). . . . . . . . . . . .    $  (903,000)
                                                              ===========

     The weighted average discount rate and rate of increase in future compensation levels used in determining the actuarial present value of the projected benefit obligation was 8% at 1991. The expected long-term rate of return on assets was 8%.

     During 1992 and 1991, the Bank made contributions to the pension plan of $17,783 and $213,400, respectively.


14. COMMITMENTS AND CONTINGENCIES

     Leases--Certain premises are leased under operating leases with terms expiring through the year 2000, exclusive of renewal options. The Bank has the option to renew or extend certain of the leases from two years to twenty-five years beyond the original term. Some leases require the Bank to pay for insurance, increases in property taxes and other incidental costs. Future minimum rental payments due under noncancellable operating leases for years ending March 31 are as follows:

                    1994 . . . . . . . . . . . . . $ 157,667
                    1995 . . . . . . . . . . . . .   158,929
                    1996 . . . . . . . . . . . . .   156,437
                    1997 . . . . . . . . . . . . .    40,800
                    1998 . . . . . . . . . . . . .    10,800
                    Thereafter . . . . . . . . . .     7,350
                                                    --------
                    Total. . . . . . . . . . . . .  $531,983
                                                    ========

     Net rental expense included in occupancy and office operations in the statements of consolidated income and retained earnings amounted to $176,000, $172,000 and $171,000 for the years ended March 31, 1993, 1992 and 1991, respectively.

     Financial Instruments With Off-Balance-Sheet Risk --The Bank is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. These instruments involve, to varying degrees, elements of credit risk in excess of the amount recognized in the consolidated statement of financial condition.

                    STATEWIDE SAVINGS BANK, S.L.A. AND SUBSIDIARIES

       YEARS ENDED MARCH 31, 1993, 1992 AND 1991 AND (UNAUDITED) THE NINE MONTHS
                           ENDED DECEMBER 31, 1993 AND 1992

     The Bank's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit is represented by the contractual notional amount of these instruments. The Bank uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments.

                                              1993        1992
                                              ----        ----
Financial instruments whose contract
 amounts  represent credit risk
 (contract or notional amount):
  Commitments to extend credit . . . . .   $1,756,000     $3,962,000
  Standby letters of credit. . . . . . .      779,000      2,455,000
  Unused lines of credit . . . . . . . .    1,404,000      1,234,000

     Commitments to extend credit are legally binding agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since some of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Bank evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained by the Bank upon extension of credit is based on management's credit evaluation of the borrower. Collateral held varies but may include mortgages on commercial and residential real estate, deposit accounts with the Bank, and automobiles.

     Standby letters of credit are conditional commitments issued by the Bank to assure the performance of financial obligations of a customer to a third party. These commitments are primarily issued to support performance bonds in favor of local municipalities and private obligations of customers for work performed by third parties. Most of the Bank's standby letters of credit extend for less than one year. The credit risk involved in issuing standby letters of credit is essentially the same as that involved in extending loan facilities to customers. The Bank obtains personal guarantees supporting these commitments.

     Unused lines of credit are legally binding agreements to lend to a customer as long as there is no violation of any condition established in the contract. Lines of credit generally have fixed expiration dates or other termination clauses. The amount of collateral obtained, if deemed necessary by the Bank, is based on management's credit evaluation of the borrower.

15. BUSINESS COMBINATION

     Goodwill resulting from the use of the purchase method of accounting from acquisitions made prior to 1983, is being amortized to expense over a period of twenty years using the straight-line method. The net discount arising from the valuation of various mortgage assets is being accreted into income over the estimated remaining life of the assets acquired, adjusted for prepayments and subsequent mortgage asset sales, using the level yield method.


     For the years ended March 31, 1993, 1992 and 1991, the effect of amortization of goodwill was to reduce net income by approximately $942,000 each of the years, and the effect of the accretion of the purchase accounting discounts was to increase net income by approximately $148,000, $188,000, and $188,000, respectively.

                    STATEWIDE SAVINGS BANK, S.L.A. AND SUBSIDIARIES

       YEARS ENDED MARCH 31, 1993, 1992 AND 1991 AND (UNAUDITED) THE NINE MONTHS
                           ENDED DECEMBER 31, 1993 AND 1992


16. DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS

     The carrying amounts and estimated fair values of the Bank's financial instruments at March 31, 1993 are as follows:

                                                 CARRYING       ESTIMATED
                                                  AMOUNT       FAIR VALUE
                                                 --------      ----------
Financial assets:
 Cash and amounts due from depository
  institutions . . . . . . . . . . . . . . .  $  5,212,000   $  5,212,000
 Federal funds sold. . . . . . . . . . . . .     6,100,000      6,100,000
 Investment securities . . . . . . . . . . .    18,225,000     19,170,000
 Mortgage-backed securities. . . . . . . . .   208,248,000    215,480,000
 Mortgage-backed securities available
  for sale . . . . . . . . . . . . . . . . .     7,517,000      7,871,000
                                              ------------   ------------
                                               245,302,000    253,833,000
                                              ------------   ------------
 Performing loans, less allowance for loan
  losses . . . . . . . . . . . . . . . . . .   226,999,000    231,654,000
 Nonperforming loans, less allowance for loan
  losses . . . . . . . . . . . . . . . . . .     3,930,000      4,118,000
                                              ------------   ------------
    Total loans. . . . . . . . . . . . . . .   230,929,000    235,772,000
                                              ------------   ------------
 Federal Home Loan Bank of New York stock        4,493,000      4,493,000
 Accrued interest receivable . . . . . . . .     4,558,000      4,558,000
                                              ------------   ------------
Total financial assets . . . . . . . . . . .  $485,282,000   $498,656,000
                                              ============   ============
Financial liabilities:
 Deposits. . . . . . . . . . . . . . . . . .  $440,034,000   $442,751,000
 Advance payments by borrowers for taxes and
  insurance. . . . . . . . . . . . . . . . .     1,844,000      1,844,000
 Accounts payable and other liabilities. . .     1,946,000      1,946,000
 Borrowed funds. . . . . . . . . . . . . . .    45,092,000     49,032,000
                                              ------------   ------------
Total financial liabilities. . . . . . . . .  $488,916,000   $495,573,000
                                              ============   ============
Off-balance-sheet financial instruments:
 Commitments to extend credit. . . . . . . .   $ 1,756,000    $ 1,756,000
 Standby letters of credit . . . . . . . . .       779,000        779,000
 Unused lines of credit. . . . . . . . . . .     1,404,000      1,404,000

     The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate fair value:

     Cash and Amounts Due from Depository Institutions and Federal Funds Sold--For these short-term instruments, the carrying amount is a reasonable estimate of fair value.

     Investment, Mortgage-Backed Securities and Mortgage-Backed Securities Available for Sale--For investment, mortgage-backed securities and mortgage-backed securities available for sale, fair values are based on quoted market prices.

     Loans--Fair values are estimated for portfolios of loans with similar financial characteristics. The total loan portfolio is first divided into performing and nonperforming categories. Performing loans are then segregated into adjustable and fixed rate interest terms. Fixed rate loans are segmented by type, such as construction and land development, other loans secured by real estate, commercial and industrial loans, and loans to individuals. Certain types, such as commercial loans and loans to individuals, are further segmented by maturity and type of collateral.

     For adjustable rate performing loans, the carrying amount less a credit risk adjustment based on internal loan classifications is a reasonable estimate of fair value. For fixed rate performing loans, fair value is calculated by discounting scheduled future cash flows through estimated maturity using a discount rate equivalent to the rate at which the Bank would currently make loans which are similar with regard to collateral, maturity, and the type of

                    STATEWIDE SAVINGS BANK, S.L.A. AND SUBSIDIARIES

       YEARS ENDED MARCH 31, 1993, 1992 AND 1991 AND (UNAUDITED) THE NINE MONTHS
                           ENDED DECEMBER 31, 1993 AND 1992

borrower. The discounted value of the cash flows is reduced by a credit risk adjustment based on internal loan classifications. Based on the current composition of the Bank's loan portfolio, as well as both past experience and current economic conditions and trends, future prepayments are not expected to materially impact scheduled future maturities and accordingly have not been considered in calculating fair value.

     For nonperforming loans, fair value is calculated by first reducing the carrying value by a credit risk adjustment based on internal loan classifications, and then discounting the estimated future cash flows from the remaining carrying value at the rate at which the Bank would currently make similar loans to credit worthy borrowers.

     Federal Home Loan Bank of New York Stock--The carrying amount of the Federal Home Loan Bank of New York Stock is equal to its fair value.

     Deposit Liabilities--The fair value of deposits with no stated maturity, such as noninterest-bearing demand deposits, money market accounts, interest checking accounts, and savings accounts is equal to the amount payable on demand as of March 31, 1993. Time deposits are segregated by type, size, and remaining maturity. The fair value of time deposits is based on the discounted value of contractual cash flows. The discount rate is equivalent to the rate currently offered by the Bank for deposits of similar size, type, and maturity.

     Borrowed Funds--The fair value of the Bank's borrowed funds is estimated based on the discounted value of future contractual payments. The discount rate is equivalent to the estimated rate at which the Bank could currently obtain similar financing.

     Accrued Interest Receivable, Advance Payments by Borrowers for Taxes and Insurance, and Accounts Payable and Other Liabilities--For these short-term instruments, the carrying amount is a reasonable estimate of fair value.

     Commitments to Extend Credit, Standby Letters of Credit, and Unused Lines of Credit--The fair value of commitments is estimated using the fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the present credit worthiness of the counterparties. For fixed-rate rate loan commitments, fair value also considers the difference between current levels of interest rates of the committed rates. The fair value of letters of credit and lines of credit is based on fees currently charged for similar agreements or on the estimated cost to terminate them or otherwise settle the obligations with the counterparties at the reporting date.


17. REGULATORY CAPITAL REQUIREMENTS

     The Bank is required to maintain certain levels of capital in accordance with the Financial Institutions Reform, Recovery and Enforcement Act of 1989 (FIRREA) and Office of Thrift Supervision (OTS) regulations. Savings associations must maintain tangible capital of 1.5% of tangible assets. Tangible capital, as defined by FIRREA and the OTS regulations, consists generally of retained income less most intangible assets including supervisory goodwill. The OTS requires that savings associations maintain core capital of 3% of adjusted tangible assets. Core capital consists of tangible capital plus certain intangible assets such as certain qualifying supervisory goodwill which meets the requirements of FIRREA. The amount of such qualifying supervisory goodwill includable in core capital is limited to one-half of core capital and declines each year through December 31, 1994, when supervisory goodwill may no longer be included in core capital.

     On April 22, 1991, the OTS issued a notice of proposed rulemaking establishing a new minimum leverage ratio of 3% for savings associations without any supervisory, financial, or operational deficiencies, that is, associations receiving a composite rating of one on their regulatory examinations under the OTS MACRO system. Leverage ratio is defined as the ratio of core capital to adjusted total assets. Higher leverage ratios, generally 100 to 200 basis points higher, will be required for all other associations, as warranted by particular circumstances or risk profiles. Thus, for all but the most highly rated institutions meeting the conditions set forth in the notice, the minimum leverage ratio is 3% plus an additional amount of core capital, determined on a case-by-case basis. In all cases, savings institutions will be required to hold capital commensurate with the quality of risk management systems and the level of overall risk in

                    STATEWIDE SAVINGS BANK, S.L.A. AND SUBSIDIARIES

       YEARS ENDED MARCH 31, 1993, 1992 AND 1991 AND (UNAUDITED) THE NINE MONTHS
                           ENDED DECEMBER 31, 1993 AND 1992

each individual savings association through the supervisory process on a case-by-case basis. Savings associations that no longer pass the minimum capital standards because of the new core capital leverage ratio requirement will be required to submit capital plans that detail the steps they will take to reach compliance. These capital plans will be due within 60 days of the effective date of the rule. Had these regulations been adopted at March 31, 1993, the Bank would not have met the minimum leverage ratio. Additionally, under the prompt corrective action rule which was issued by the federal banking agencies on September 29, 1992 and which became final on December 19, 1992, an institution must have a leverage ratio of 4% or greater in order to be considered adequately capitalized. The Bank did not meet the 4% leverage ratio and therefore fell within the undercapitalized category for purposes of determining the scope and severity of corrective actions that regulators must take. Management is currently operating under a capital plan which provides for achieving the 4% leverage ratio through earnings.

     There is also a risk-based capital requirement of 8% of risk-weighted assets for savings associations which is to be phased in over three years according to a schedule that follows the Office of Comptroller of the Currency's schedule. Such thrifts were required to meet 80% of the requirement, or 6.4% on December 31, 1989, 90% on December 31, 1990, and 100% on January 1, 1993. The OTS risk-based capital component does not include an interest rate risk component which, under previously proposed FHLBB regulations, would have been approximately 20% of risk-weighted assets. Therefore, the risk-based capital component has been increased from 6% to 8% until the OTS finalizes the interest rate risk portion of the regulations. In December 1990, the OTS proposed its interest rate risk component. This proposal would require savings associations to hold capital as a safeguard against interest rate exposure in an amount equal to 50% of the decline in the market value of portfolio equity that would result from an immediate parallel shift in the term structure of interest rates of plus or minus 200 basis points. Management believes that the Bank will meet the requirements concerning the interest rate risk component, if adopted as proposed.

     Associations which failed to meet any of the three capital standards on December 7, 1989, are subject to certain restrictions which include growth restrictions and a limitation on capital distributions. These thrifts were also required to develop and submit to the OTS by January 8, 1990, acceptable capital restoration plans which demonstrate the strategies to be utilized to meet the capital standards. At December 7, 1989, the Bank did not meet the capital standards set for in FIRREA and the OTS regulations implementing the FIRREA capital standards. As a result, the Bank was required to submit a capital plan to the OTS which included provisions requiring the Bank to meet the minimum capital requirements prescribed by the OTS. Currently, the Bank is in compliance with these requirements.

     At periodic intervals, the OTS routinely examines the Bank's financial statements as part of their legally prescribed oversight of the thrift industry. Based upon these examinations, the regulators can direct that the Bank's financial statements be adjusted in accordance with their findings.

     At March 31, 1993, the Bank had the following capital ratios:

      Tangible capital to adjusted total assets . . . .  2.5%
      Core capital to adjusted total assets . . . . . .  3.3%
      Total capital to risk-weighted assets . . . . . .  9.4%


18. INTEREST RATE RISK

     At March 31, 1993, the Bank had average interest earning assets of approximately $475 million having a weighted average effective yield of 8.43% and a duration of 2.38 years and average interest bearing liabilities of approximately $487 million having a weighted average effective interest rate of 4.49% and a duration of 1.79 years. Because the interest-sensitive liabilities reprice sooner on average than do the Bank's interest earning assets, the Bank is exposed to interest rate risk in a rising rate environment. Such risk occurs in a rising rate environment because liabilities will be repricing faster at higher interest rates, thereby reducing the market value of long-term assets and net interest income. Net interest income will fluctuate based on changes in interest rates and changes in the levels of interest sensitive assets and liabilities.

                    STATEWIDE SAVINGS BANK, S.L.A. AND SUBSIDIARIES

       YEARS ENDED MARCH 31, 1993, 1992 AND 1991 AND (UNAUDITED) THE NINE MONTHS
                           ENDED DECEMBER 31, 1993 AND 1992

19. LOANS TO RELATED PARTIES

     The Bank has had, and expects to have in the future, banking transactions in the ordinary course of business with directors, executive officers and their affiliates on the same terms as those prevailing for comparable transactions with other borrowers. These loans amounted to $230,103 and $235,182 at March 31, 1993 and 1992, respectively, and do not involve more than normal risks of repayment. At March 31, 1993 and 1992 these loans represent 1% of retained earnings. During 1993, no new loans were made to related parties and repayments were $5,079.


20. RECENTLY ISSUED ACCOUNTING STANDARDS

     In May 1993, the Financial Accounting Standards Board (the "FASB") issued Statement of Financial Accounting Standard No. 114 "Accounting by Creditors for Impairment of a Loan" ("SFAS 114"). SFAS 114 establishes criteria for accounting for loans that have been impaired. It requires that impaired loans be measured based on the present value of expected future cash flows discounted at the loan's effective interest rate or at the loan's observable market price or the fair value of the collateral if the loan is collateral dependent. The Bank has not fully evaluated the effect of SFAS 114 on its financial statements. SFAS 114 is effective for fiscal years beginning after December 15, 1994.

     In May 1993, the Financial Accounting Standards Board (the "FASB") issued Statement of Financial Accounting Standard No. 115 "Accounting for Certain Investments in Debt and Equity Securities" ("SFAS 115"). SFAS 115 establishes accounting and reporting for investments in equity securities that have readily determinable fair values and for all investments in debt securities. The impact on the Bank of implementing SFAS 115 will not be material to the financial statements. SFAS 115 is effective for fiscal years beginning after December 15, 1993.


21. SUBSEQUENT EVENT

     Effective May 21, 1993, the Bank entered into an Agreement and Plan of Reorganization with HUBCO Inc. Under this plan, the Bank will convert from a State Mutual Savings and Loan Association to a State Chartered Stock Savings Association, and then convert into a State Chartered Commercial Bank. At such time the Bank will be merged into HUBCO through an offering to qualified bank depositors. This plan is subject to the approval of the OTS and the State of New Jersey Banking Commissioner.

22. RESTATEMENT

    In its previously issued financial statements as of and for the years ended, March 31, 1993 and 1992 the Bank erroneously recognized certain extraordinary credits related to the utilization of net operating loss carryforwards whose realization was uncertain. The accompanying 1993 and 1992 financial statements have been restated to reflect the reduction of these extraordinary credits.
The principal effects of this restatement are as follows:

                                1993                        1992
                     --------------------------   --------------------------
                     As previously                As previously
                         stated     As restated      stated      As restated
                     -------------  -----------   -------------  -----------

Accounts Payable
 and Other
 Liabilities. . . .  $ 1,946,039    $ 2,603,039    $ 1,562,263   $ 1,695,980
Retained Earnings-
 substantially
 restated . . . . .   28,968,590     28,311,590     23,358,521    23,224,804
Income (loss) before
 extraordinary
 credit . . . . . .    7,637,214      7,577,214
Extraordinary Credit     463,283            --       1,367,000     1,233,283
Net Income. . . . .    5,610,069      5,086,786      2,367,661     2,233,944

                    STATEWIDE SAVINGS BANK, S.L.A. AND SUBSIDIARIES

       YEARS ENDED MARCH 31, 1993, 1992 AND 1991 AND (UNAUDITED) THE NINE MONTHS
                           ENDED DECEMBER 31, 1993 AND 1992


23. NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

     A. General--The accompanying interim consolidated statement of financial condition and the comparative interim consolidated statements of operations and retained earnings and statements of cash flows are condensed. The statements do not contain all of the information and footnotes required by generally accepted accounting principles to be included in a full set of financial statements, and have not been independently audited.

     Such interim consolidated financial statements are unaudited but include all adjustments which consist solely of normal recurring accruals and the effect of the adoption of Statement of Financial Accounting Standard No.
109 "Accounting for Income Taxes" discussed in note D below, which are, in the opinion of management, considered necessary for a fair presentation of the financial condition and results of operations for the interim periods. The interim results of operations presented in this report may not necessarily be indicative of the consolidated results for the full year. The accompanying financial statements should be read in conjunction with the Bank's annual financial statements included elsewhere herein.

     B. Allowance for Loan Losses--An analysis of the allowance for loan losses follows:

                                        FOR THE NINE MONTHS
                                         ENDED DECEMBER 31,
                                       -----------------------
                                         1993         1992
                                         ----         ----
  Balance, beginning of period . . .  $1,366,001    $1,841,404
  Provision for loan losses              359,841       181,818
  Charge-offs. . . . . . . . . . . .    (686,011)     (497,490)
  Recoveries . . . . . . . . . . . .      54,629        45,580
                                      ----------    ----------
  Balance, end of period . . . . . .  $1,094,460    $1,571,312
                                      ==========    ==========

     C. Nonperforming Loans--Loans three or more months in arrears or in the process of foreclosure were: Conventional first mortgage loans--$1,605,374 and $2,938,401; FHA insured and VA guaranteed--$755,942 and $607,005;
consumer loans--$359,473 and $549,090; and construction loans $0 and $248,253 at December 31, 1993 and 1992, respectively.

     The amount of non-accruing loans at December 31, 1993 and 1992 was $1,759,811 and $3,318,846, respectively, which represents .93% and 1.37%, respectively, of total loans outstanding. The total interest income that would have been recorded for the nine months ended December 31, 1993 and 1992, had these loans been current in accordance with their original terms, or since the date of origination if outstanding for only part of the year, was approximately $100,893 and $216,007, respectively.

     D. Income Taxes--Effective April 1, 1993, the Bank adopted Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("SFAS 109"), which requires a change from the "deferred method" to the "liability method" of accounting for income taxes. The cumulative effect of adopting SFAS 109 on years prior to 1993 aggregated to an increase in net income of $668,841 due to the accelerated recognition of the deferred tax assets, net of a valuation allowance. Financial statements for periods prior to April 1, 1993 have not been restated.

     The provision for income taxes is based on pre-tax income which differs in some respects from taxable income. In years prior to 1993, when income and expenses were recognized in different periods for financial reporting purposes than for income tax reporting purposes, deferred taxes were provided on timing differences at the effective tax rate and the resulting deferred tax asset or liability was not adjusted for subsequent changes in the tax rate. Beginning April 1, 1993, all cumulative temporary differences, as defined by SFAS 109, are tax effected using the current tax rate.


                    STATEWIDE SAVINGS BANK, S.L.A. AND SUBSIDIARIES

       YEARS ENDED MARCH 31, 1993, 1992 AND 1991 AND (UNAUDITED) THE NINE MONTHS
                           ENDED DECEMBER 31, 1993 AND 1992


     The tax effects of significant items comprising the net deferred tax asset as of April 1, 1993 were as follows:

  Temporary differences
   Allowance for loan losses. . . . . . . . . . . .   $539,700
   Allowance for losses on Joint Venture. . . . . .    332,084
   Purchase accounting discount on mortgage loans .    220,708
   Deferred loan fees . . . . . . . . . . . . . . .    224,314
   Accelerated depreciation . . . . . . . . . . . .   (148,861)
   Discount on dollar rolls . . . . . . . . . . . .   (224,834)
   Other. . . . . . . . . . . . . . . . . . . . . .    (11,379)
                                                      --------
                                                       931,732
  Valuation allowance . . . . . . . . . . . . . . .    381,732
                                                      --------
  Net deferred tax asset. . . . . . . . . . . . . .   $550,000
                                                      ========

    The net deferred tax asset is included in other assets on the consolidated balance sheet. The Bank expects that it will generate future taxable income sufficient to enable the bank to realize these tax benefits; however, there can be no assurance that the Bank will generate any earnings or any specific level of continuing earnings. The valuation allowance relating to the net deferred tax asset primarily relates to a capital loss incurred by the Bank. Since capital losses are only deductible from capital gains and since it was very unlikely that the Bank would generate sufficient capital gains to provide for the use of the tax benefit related to the capital loss, the Bank concluded that it was more likely than not that the related tax asset would not be recognized and established a valuation allowance in accordance with SFAS 109. The Bank in determining the adequacy of the valuation allowance took into consideration the current results of operations, adequacy of the loan loss less allowance and capital.

                           REPORT OF INDEPENDENT ACCOUNTANTS

The Board of Directors and
Stockholders of Washington Bancorp, Inc.
Hoboken, New Jersey

     We have audited the accompanying consolidated balance sheets of Washington Bancorp, Inc. and Subsidiary as of December 31, 1993 and 1992, and the related consolidated statements of operations, changes in stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1993. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Washington Bancorp, Inc. and Subsidiary as of December 31, 1993 and 1992, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1993 in conformity with generally accepted accounting principles.

     As discussed in Note 1 to the consolidated financial statements, in 1993 the Company changed its method of accounting for income taxes and its method of accounting for investments in debt and equity securities.

     As discussed in Note 11 to the consolidated financial statements, the Company is presently a defendant in two lawsuits. One lawsuit seeks unspecified damages and alleges violations of state securities laws, certain banking laws and state common law. The other was filed by a former Bank officer and alleges wrongful termination and seeks unspecified damages. Legal counsel has advised the Company that the effect, if any, of the ultimate outcome of these actions cannot presently be determined, and accordingly, no provision for loss, if any, that may result upon resolution of these matters has been made in the accompanying consolidated financial statements.

                                        /s/ Coopers & Lybrand
                                        COOPERS & LYBRAND

Parsippany, New Jersey
January 28, 1994

                        WASHINGTON BANCORP, INC. AND SUBSIDIARY

                              CONSOLIDATED BALANCE SHEETS

                                                          December 31,
                                                    -------------------------
                                                       1993          1992
                                                  ------------  ------------
                               ASSETS
Cash and due from banks. . . . . . . . . . . .   $  4,283,032  $  4,336,433
Federal funds sold . . . . . . . . . . . . . .      1,900,000     3,000,000
                                                 ------------  ------------
Cash and cash equivalents. . . . . . . . . . .      6,183,032     7,336,433
Investment securities:
 Available-for-sale. . . . . . . . . . . . . .     57,740,195     1,936,700
 Held-to-maturity (market value $14,128,000
  and $57,430,000) . . . . . . . . . . . . . .     13,848,830    56,793,662
Mortgage-backed securities:
 Available-for-sale. . . . . . . . . . . . . .      9,516,832           --
 Held-to-maturity (market value $9,365,000
  and $7,197,000). . . . . . . . . . . . . . .      9,447,366     7,213,343
Loans:
 Held-for-sale (market value $4,909,000 and
  $9,032,000). . . . . . . . . . . . . . . . .      4,852,000     9,000,000
 In portfolio (net of allowance for losses of
  $2,828,000 and $2,776,000) . . . . . . . . .    165,332,900   182,500,728
Other real estate owned ("REO") (net of
 allowance for losses of $1,880,000
 and $1,802,000) . . . . . . . . . . . . . . .      7,078,038    12,998,022
Accrued interest receivable. . . . . . . . . .      2,563,176     2,606,893
Premises and equipment, net. . . . . . . . . .      2,614,031     2,840,090
Federal Home Loan Bank stock, at cost. . . . .      1,711,300     1,632,000
Income tax refund. . . . . . . . . . . . . . .            --        320,000
Deferred income tax asset. . . . . . . . . . .      1,369,000       250,000
Other assets . . . . . . . . . . . . . . . . .        378,636       342,758
                                                 ------------  ------------
   TOTAL ASSETS. . . . . . . . . . . . . . . .   $282,635,336  $285,770,629
                                                 ============  ============
                LIABILITIES AND STOCKHOLDERS' EQUITY
Liabilities:
 Interest-bearing deposits . . . . . . . . . .   $237,026,264  $244,249,625
 Noninterest-bearing deposits. . . . . . . . .      9,016,464     8,373,055
                                                 ------------  ------------
  Total deposits . . . . . . . . . . . . . . .    246,042,728   252,622,680
 Advances from Federal Home Loan Bank
  ("FHLB") . . . . . . . . . . . . . . . . . .        400,000           --
 Mortgage escrow deposits. . . . . . . . . . .      1,276,819     1,393,709
 Accrued interest payable. . . . . . . . . . .        189,154       336,657
 Other liabilities . . . . . . . . . . . . . .      1,185,136       948,538
                                                 ------------  ------------
   TOTAL LIABILITIES . . . . . . . . . . . . .    249,093,837   255,301,584
                                                 ------------  ------------
Commitments and Contingencies
Stockholders' Equity:
 Preferred stock, par value $.10 per share,
  3,000,000 shares authorized, no shares issued
  and outstanding. . . . . . . . . . . . . . .            --            --
 Common stock, par value $.10 per share,
  6,000,000 shares authorized, shares issued and
  outstanding--2,307,687 in 1993 and 2,307,187
  in 1992. . . . . . . . . . . . . . . . . . .        230,768       230,718
Paid-in capital. . . . . . . . . . . . . . . .     22,500,728    22,498,778
Retained earnings. . . . . . . . . . . . . . .     10,744,003     7,919,549
Unrealized gain on available-for-sale
 securities, net of tax. . . . . . . . . . . .        186,000           --
                                                 ------------  ------------
                                                   33,661,499    30,649,045
Deferred compensation-Management Recognition
 and Retention Plan ("MRP"). . . . . . . . . .      (120,000)     (180,000)
                                                 ------------  ------------
   TOTAL STOCKHOLDERS' EQUITY. . . . . . . . .     33,541,499    30,469,045
                                                 ------------  ------------
   TOTAL LIABILITIES AND STOCKHOLDERS'
    EQUITY . . . . . . . . . . . . . . . . . .   $282,635,336  $285,770,629
                                                 ============  ============

                     See notes to consolidated financial statements

                        WASHINGTON BANCORP, INC. AND SUBSIDIARY

                         CONSOLIDATED STATEMENTS OF OPERATIONS

                                                 Year ended December 31,
                                         -----------------------------------
                                           1993        1992          1991
                                        ----------  ----------    -----------
Interest income:
 Loans, including fees . . . . . . . . $14,781,686  $18,041,437  $22,616,388
 U.S. Treasury obligations . . . . . .   1,766,978    2,833,951    1,995,094
 Mortgage-backed securities. . . . . .     915,652      193,365      849,600
 Federal funds sold. . . . . . . . . .     171,990      380,910      372,369
 Dividends . . . . . . . . . . . . . .     150,639      155,715      199,088
 Due from banks. . . . . . . . . . . .      48,311       50,378       22,719
 Other investment securities . . . . .     722,669      223,335    1,538,383
                                       -----------  -----------  -----------
 Total interest income . . . . . . . .  18,557,925   21,879,091   27,593,641
                                       -----------  -----------  -----------
Interest expense:
 Deposits. . . . . . . . . . . . . . .   8,794,623   12,189,233   17,148,425
 Borrowed funds. . . . . . . . . . . .      17,809        1,350    1,970,423
                                       -----------  -----------  -----------
 Total interest expense. . . . . . . .   8,812,432   12,190,583   19,118,848
                                       -----------  -----------  -----------
  Net interest income. . . . . . . . .   9,745,493    9,688,508    8,474,793
                                       -----------  -----------  -----------
 Provision for losses on loans . . . .     420,000    1,100,000    1,500,000
                                       -----------  -----------  -----------
  Net interest income after provision
   for losses on loans . . . . . . . .   9,325,493    8,588,508    6,974,793
                                       -----------  -----------  -----------
Other income:
 Service charges on deposit accounts .     186,459      181,743      149,163
 Gain on sale of loans, net. . . . . .     157,030      196,845    1,275,976
 Security gains, net . . . . . . . . .      22,450    1,638,132      856,843
 Gain on sale of bank building . . . .     186,519          --           --
 Other . . . . . . . . . . . . . . . .     396,675      273,536      287,286
                                       -----------  -----------  -----------
 Total other income. . . . . . . . . .     949,133    2,290,256    2,569,268
                                       -----------  -----------  -----------
Other expenses:
 Salaries and employee benefits. . . .   3,468,089    3,519,704    3,924,724
 REO expense, net. . . . . . . . . . .   1,457,341    1,171,544    1,935,927
 Occupancy and equipment expenses,
  net. . . . . . . . . . . . . . . . .     797,303    1,010,739      869,705
 Federal Deposit Insurance Corporation
  ("FDIC") assessment. . . . . . . . .     690,516      597,054      577,945
 Other . . . . . . . . . . . . . . . .   2,354,923    2,394,742    1,997,571
                                       -----------  -----------  -----------
 Total other expenses. . . . . . . . .   8,768,172    8,693,783    9,305,872
                                       -----------  -----------  -----------
  Income before income taxes,
   extraordinary items and cumulative
   effect of change in accounting
   principle . . . . . . . . . . . . .   1,506,454    2,184,981      238,189
  Income tax benefit/(expense) . . . .   1,018,000     (628,000)    (552,000)
                                       -----------  ----------- ------------
  Income/(loss) before extraordinary
   items and cumulative effect of
   change in accounting principle. . .   2,524,454    1,556,981     (313,811)
  Extraordinary items:
   Utilization of net operating loss
   ("NOL") carryforward. . . . . . . .         --       539,000          --
   Loss on early extinguishment of FHLB
    advances (net of applicable
    income tax effect of $-0-) . . . .         --           --    (1,034,319)
  Cumulative effect of change in
   accounting principle. . . . . . . .     300,000          --           --
                                       -----------  ----------- ------------
  NET INCOME/(LOSS). . . . . . . . . . $ 2,824,454  $ 2,095,981 $ (1,348,130)
                                       ===========  =========== ============
 Income/(loss) per share:
  Income/(loss) before extraordinary
   items and cumulative effect of
   change in accounting principle. . .       $1.10        $0.68       $(0.14)
  Extraordinary items. . . . . . . . .         --          0.24        (0.46)
  Cumulative effect of change in
   accounting principle. . . . . . . .         .13          --           --
                                             -----        -----       ------
  NET INCOME/(LOSS). . . . . . . . . .       $1.23        $0.92       $(0.60)
                                             =====        =====       ======
Weighted average number of shares
 outstanding . . . . . . . . . . . . .   2,296,876    2,276,035    2,263,547
                                         =========    =========    =========

                     See notes to consolidated financial statements


                                                 WASHINGTON BANCORP, INC. AND SUBSIDIARY

                                        CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

                                                                 Unrealized
                                                                  gain on
                                                                 available-                Deferred compensation
                               Preferred   Common      Paid-in    for-sale    Retained     ---------------------
                                 stock      stock      capital   securities   earnings      ESOP          MRP         Total
                               --------    ------     ---------  ----------- ----------   ---------    ---------   ----------
BALANCE, January 1, 1991. .    $  --     $230,718   $22,498,778    $  --   $ 7,171,698   $(386,400)   $(300,000) $29,214,794
Recognition of deferred
 compensation expense . . .       --          --            --        --           --      289,800       60,000      349,800
Net loss. . . . . . . . . .       --          --            --        --    (1,348,130)        --           --    (1,348,130)
                                -----    --------   -----------  --------  -----------   ---------    ---------  -----------
BALANCE, December 31, 1991.       --      230,718    22,498,778       --     5,823,568     (96,600)    (240,000)  28,216,464
Recognition of deferred
 compensation expense . . .       --          --                      --           --       96,600       60,000      156,600
Net income. . . . . . . . .       --          --            --        --     2,095,981         --           --     2,095,981
                                -----    --------   -----------  --------  -----------  ----------   ----------  -----------
BALANCE, December 31, 1992.       --      230,718    22,498,778       --     7,919,549         --      (180,000)  30,469,045
Recognition of deferred
 compensation expense . . .       --          --            --        --           --          --        60,000       60,000
Excercise of stock options.       --           50         1,950       --           --          --           --         2,000
Adoption of SFAS 115. . . .       --          --            --    186,000          --          --           --       186,000
Net income. . . . . . . . .       --          --            --        --     2,824,454         --           --     2,824,454
                                -----    --------   -----------  --------  -----------  ----------   ----------  -----------
BALANCE, December 31, 1993.    $  --     $230,768   $22,500,728  $186,000  $10,744,003      $  --     $(120,000) $33,541,499
                                =====    ========   ===========  ========  ===========  ==========   ==========  ===========





                                              See notes to consolidated financial statements

                                                                   F-49


                        WASHINGTON BANCORP, INC. AND SUBSIDIARY

                         CONSOLIDATED STATEMENTS OF CASH FLOWS

                                               Year ended December 31,
                                        ------------------------------------
                                            1993       1992          1991
                                        ----------- ----------   -----------
Cash Flows from Operating Activities:
 Interest received. . . . . . . . . .  $20,368,341 $22,383,276  $ 27,978,824
 Loan fees received . . . . . . . . .      288,037     449,833       406,092
 Service charges on deposits received      186,459     181,743       149,163
 Miscellaneous other income received.      260,392     273,536       287,286
 Income tax refund received . . . . .    1,196,969         --      1,105,511
 Income taxes paid. . . . . . . . . .     (545,107)   (609,000)          --
 Loans originated for resale. . . . .     (852,000)        --            --
 Interest paid. . . . . . . . . . . .   (8,959,935)(12,520,427)  (19,699,816)
 Cash paid to employees and for other
  expenses. . . . . . . . . . . . . .   (7,630,874) (7,863,590)   (5,278,204)
                                        ----------  ----------    ----------
  Net cash provided by operating
    activities. . . . . . . . . . . .    4,312,282   2,295,371     4,948,856
                                        ----------  ----------    ----------
Cash Flows from Investing Activities:
 Proceeds from maturity of term federal
  funds sold. . . . . . . . . . . . .          --    9,000,000           --
 Purchase of term federal funds sold.          --          --     (9,000,000)
 Proceeds from sales of securities
  available-for-sale. . . . . . . . .    3,375,706  19,834,531           --
 Proceeds from maturities of securities
  available-for-sale. . . . . . . . .      500,000         --            --
 Purchase of securities available-for-
  sale. . . . . . . . . . . . . . . .  (60,197,058)(21,353,814)          --
 Principal collected on mortgage-backed
  securities available-for-sale . . .    2,967,578         --            --
 Purchase of mortgage-backed securities
  available-for-sale. . . . . . . . .  (10,847,957)        --            --
 Proceeds from sales of loans held for
  sale. . . . . . . . . . . . . . . .    7,021,863  15,717,358    34,600,519
 Proceeds from sales of investment
  securities. . . . . . . . . . . . .    9,248,633  54,466,694    68,049,943
 Proceeds from maturities of investment
  securities. . . . . . . . . . . . .   35,371,615  10,445,843    52,378,000
 Purchase of investment securities. .   (2,452,068)(68,592,457) (117,910,408)
 Principal collected on mortgage-backed
  securities. . . . . . . . . . . . .    5,769,780     532,190     1,042,580
 Proceeds from sales of mortgage-backed
  securities. . . . . . . . . . . . .    2,028,385   1,533,314    27,191,360
 Purchase of mortgage-backed
  securities. . . . . . . . . . . . .  (10,534,937) (7,785,292)          --
 Purchase of loans. . . . . . . . . .          --  (10,086,000)          --
 Net decrease/(increase) in loans and
  loans held for sale . . . . . . . .   14,240,619  (7,095,165)  (11,481,243)
 Recoveries on loans charged-off. . .      261,348     257,045       240,898
 Proceeds from sale of bank building.      224,100         --            --
 Capital expenditures . . . . . . . .      (64,614)   (312,723)     (261,474)
 Proceeds from sales of REO, net of
  financed sales & closing costs. . .    3,995,466   1,126,761     2,658,486
 Proceeds from redemption of FHLB
  stock . . . . . . . . . . . . . . .          --      520,300       104,600
 Purchase of FHLB stock . . . . . . .      (79,300)        --            --
                                        ----------  ----------    ----------
  Net cash (used in)/provided by
    investing activities. . . . . . .      829,159  (1,791,415)   47,613,261
                                        ----------  ----------    ----------
Cash Flows from Financing Activities:
 Net increase in savings and
  transaction accounts. . . . . . . .    4,164,930  14,330,173     5,693,096
 Net decrease in certificates of
  deposit . . . . . . . . . . . . . .  (10,744,882)(20,728,505)  (21,998,795)
 Net increase/(decrease) in mortgage
  escrow deposits . . . . . . . . . .     (116,890)   (739,381)      149,309
 Repayment of advances from FHLB. . .          --          --    (45,134,319)
 Advances from FHLB . . . . . . . . .      400,000         --     15,600,000
 Exercise of stock options. . . . . .        2,000         --            --
                                        ----------  ----------    ----------
  Net cash used in financing
    activities. . . . . . . . . . . .   (6,294,842) (7,137,713)  (45,690,709)
                                        ----------  ----------    ----------
Net Increase/(Decrease) in Cash and
 Cash Equivalents . . . . . . . . . .   (1,153,401) (6,633,757)    6,871,408
Cash and Cash Equivalents, beginning
 of year. . . . . . . . . . . . . . .    7,336,433  13,970,190     7,098,782
                                        ----------  ----------    ----------
Cash and Cash Equivalents, end of
 year . . . . . . . . . . . . . . . .  $ 6,183,032 $ 7,336,433  $ 13,970,190
                                       =========== ===========  ============

                     See notes to consolidated financial statements


                              WASHINGTON BANCORP, INC. AND SUBSIDIARY

                         CONSOLIDATED STATEMENTS OF CASH FLOWS--(continued)

                                                           Year ended December 31,
                                                   -------------------------------------
                                                      1993        1992           1991
                                                   ----------  ----------    ------------
Reconciliation of Net Income/(Loss) to
 Net Cash Provided by
 Operating Activities:
Net income/(loss). . . . . . . . . . . . . . .    $2,824,454  $ 2,095,981   $(1,348,130)
Adjustments to reconcile net income/(loss) to
 net cash provided by operating activities:
  Depreciation . . . . . . . . . . . . . . . .       253,092      372,186       319,678
  Provision for losses on loans and REO. . . .     1,443,965    1,951,900     2,670,206
  Recognition of deferred compensation
   expense . . . . . . . . . . . . . . . . . .        60,000      156,600       349,800
  Deferred loan fees . . . . . . . . . . . . .      (194,779)    (163,765)     (248,842)
  Deferred taxes . . . . . . . . . . . . . . .      (699,000)    (250,000)      552,000
  Gain on sales of investment and mortgage-
    backed securities. . . . . . . . . . . . .       (67,623)  (1,671,946)   (1,078,931)
  Loss on sales of investment and mortgage-
    backed securities. . . . . . . . . . . . .        45,173       33,814       222,088
  Gain on sale of bank building. . . . . . . .      (186,519)         --            --
  Gain on sales of REO . . . . . . . . . . . .      (429,255)    (454,734)     (329,927)
  Loss on sales of REO . . . . . . . . . . . .       125,355       53,887       153,157
  Gain on sale of loans. . . . . . . . . . . .      (157,030)    (206,314)   (1,275,976)
  Loss on sale of loans. . . . . . . . . . . .           --         9,469           --
  Premium amortization, net of discount
   earned. . . . . . . . . . . . . . . . . . .     2,249,515      817,490       243,249
  Extraordinary loss on early extinguishment
   of FHLB advances. . . . . . . . . . . . . .           --           --      1,034,319
  Changes in operating assets and liabilities:
    (Increase) in loans originated for resale.      (852,000)         --            --
    (Increase)/decrease in income tax refund
      receivable . . . . . . . . . . . . . . .       320,000     (320,000)      243,000
    (Increase)/decrease in accrued interest
     receivable. . . . . . . . . . . . . . . .        43,717      300,293       796,868
    (Increase)/decrease in other assets. . . .       (35,878)      83,567       890,585
    Increase/(decrease) in accrued interest
     payable . . . . . . . . . . . . . . . . .      (147,503)    (329,844)     (580,968)
    Increase/(decrease) in other liabilities .      (283,402)    (183,213)    2,336,680
                                                  ----------  -----------    ----------
Net cash provided by operating activities. . .    $4,312,282  $ 2,295,371    $4,948,856
                                                  ==========  ===========    ==========
Supplemental Schedule of Noncash Investing and
 Financing Activities:
 Transfer of loans to REO. . . . . . . . . . .    $3,705,035  $ 5,330,339    $9,571,387
                                                  ==========  ===========    ==========
 Portion of REO sales financed by Washington .    $5,427,475  $ 3,486,900    $4,700,200
                                                  ==========  ===========    ==========
 Transfer of loans to loans held for sale,
  net. . . . . . . . . . . . . . . . . . . . .       $   --   $24,520,513        $  --
                                                  ==========  ===========    ==========
 Exchange of loans for mortgage-backed
  securities . . . . . . . . . . . . . . . . .    $1,788,408      $   --     $6,732,250
                                                  ==========  ===========    ==========
 Available-for-sale securities market value
  change . . . . . . . . . . . . . . . . . . .    $  186,000      $   --         $  --
                                                  ==========  ===========    ==========





                           See notes to consolidated financial statements
                                                F-51

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

                        WASHINGTON BANCORP, INC. AND SUBSIDIARY

                       NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     The accounting and reporting policies of Washington and Washington Savings follow generally accepted accounting principles and general practices applicable to the banking industry. The policies which materially affect the determination of financial position, results of operations and cash flows are summarized below.

Basis of presentation

     The consolidated financial statements include the accounts of Washington and its wholly-owned subsidiary, Washington Savings. All significant intercompany balances and transactions have been eliminated.

Statements of cash flows

     The statements of cash flows are presented using the direct method. For purposes of reporting cash flows, cash and cash equivalents are cash on hand, amounts due from banks and Federal funds sold (generally due within a one-week period).

Securities

     During 1993, the Financial Accounting Standards Board (the "FASB") issued and Washington adopted Statement of Financial Accounting Standards No. 115:
"Accounting for Certain Investments in Debt and Equity Securities" ("SFAS 115"). SFAS 115 requires entities to classify their securities into either a held-to-maturity, available-for-sale or trading category. Each of these classifications require a different basis of accounting.

     Securities in which there is both the positive intent and ability to hold until call date, if any, or maturity are classified as held-to-maturity and carried at cost, adjusted for amortization of premiums and accretion of discounts. Premiums are amortized and discounts are accreted using the level yield method over the period to call, if any, or maturity for investments, and over the estimated remaining lives based on anticipated prepayments for mortgage-backed securities. Gains and losses, if any, are recognized when securities are sold by the specific identification method.

     Securities which may be sold prior to maturity for either asset/liability purposes or for other reasons are classified as available-for-sale and are accounted for at fair value with fair value changes, net of tax, reported as a net amount in a separate component of stockholders' equity.

     Washington does not engage in trading securities, however, such securities would be accounted for at fair value with fair value changes reported in the income statement.

     The effect of adopting SFAS 115 as of December 31, 1993 was to increase securities by $286,000, reduce the net deferred tax asset by $100,000 and increase stockholders' equity by $186,000. There was no effect on the results of operations.

     Washington Savings, as a member of the Federal Home Loan Bank of New York("FHLB"), is required to hold shares of capital stock in the FHLB in an amount equal to one percent of the outstanding balance of mortgage loans or five percent of its outstanding advances from the FHLB, whichever is greater.

Loans

     Loans in which there is both the intent and ability to hold until maturity are carried at their principal amounts outstanding. Generally, when a loan is past due as to payment of principal or interest for ninety days or when, in the opinion of management, the accrual of interest should be ceased before ninety days, it is Washington's policy to cease accruing interest and to place such a loan on a "nonaccrual status". Any accrued but unpaid interest previously recorded, if not adequately collateralized, is charged against current period interest income. Cash receipts on nonaccrual loans are recorded as either income or as a reduction of principal, according to management's judgement as to the collectibility of principal.

     Loan origination fees and certain direct loan origination costs are offset, and the resulting net amount is deferred and amortized as an adjustment of the loans' yields. Net loan fees are generally amortized over the contractual lives of the related loans.

     Loans held for sale are carried at the lower of aggregate cost or market. No valuation allowance was required at December 31, 1993 or 1992. Gains and losses, including deferred loan origination fees, are recognized when loans are sold by the specific identification method.

     In May 1993, the Financial Accounting Standards Board (the "FASB" issued Statement of Financial Accounting Standards No. 114, "Accounting by Creditors for Impairment of a Loan" ("SFAS 114"). SFAS 114 establishes criteria for accounting for loans that have been impaired. It requires that impaired loans be measured based on the present value of expected future cash flows discounted at the loan's effective interest rate or at the loan's observable market price or the fair value of the collateral if the loan is collateral dependent. Washington has not fully evaluated the effect of SFAS 114 on its financial statements. SFAS 114 is effective for fiscal years beginning after December
15, 1994.

Allowance for losses on loans

     The allowance for losses on loans is established through charges to operations in the form of a provision for losses on loans. Loans which are determined to be uncollectible are charged against the allowance account and subsequent recoveries, if any, are credited to the account. The provision for losses on loans is based upon percentage allocations with regard to the performing loan portfolio, as well as specific allocations for classified loans. Loans are classified in accordance with their estimated risk based on various factors, including: (a) the financial status and credit history of the borrower; (b) collateral value; (c) loan documentation; (d) prevailing and anticipated economic conditions; and (e) such other factors that, in management's judgement, warrant current recognition in providing an adequate allowance.

Other Real Estate Owned ("REO"), net

     REO consists of real estate properties acquired through foreclosure or deed in lieu of foreclosure and "in-substance" foreclosures("ISF"). A loan is classified as an in-substance foreclosure even though actual foreclosure has not occurred based upon the following criteria: the borrower has little or no equity in the collateral based upon its current estimated fair value; proceeds for repayment are expected to come only from the operations or sale of the collateral; and either the borrower has abandoned control of the collateral or it is doubtful that the borrower will rebuild equity in the collateral or repay the loan by other means in the foreseeable future.

     REO is carried at the lower of cost (principal balance of the former loan plus cost of obtaining title and possession) or net realizable value. When a property is transferred to ISF, the excess of the loan balance over market or the estimated net realizable value is charged to the allowance for losses on loans.

     The allowance for losses on REO is established through charges to operations in the form of a provision for losses on REO that is reflected in the expense caption--"REO expense, net." Factors considered in establishing the allowance for losses on REO include appraisals of the fair market value of a property and management's assessment of the overall real estate market for that type of property and its location. In addition, carrying costs (e.g. real estate taxes, repairs and maintenance, and insurance), net of rental income, are charged to operations in the current period and are reflected in the expense caption--"REO expense, net".

Premises and equipment, net

     Land is carried at cost. Buildings, building improvements, and furniture and equipment are stated at cost less accumulated depreciation computed on the straight-line basis over the estimated useful lives of each type of asset. Leasehold improvements are stated at cost less accumulated amortization computed on a straight-line basis over the term of the lease or useful life, whichever is less. Expenditures for maintenance and repairs are charged to expense; major replacements and betterments are capitalized. Gains and losses on dispositions are reflected in current operations.

Income taxes

     Washington and Washington Savings file a consolidated federal income tax return. State income tax returns are filed on a separate basis.

     Prior to 1993, Washington recorded income tax provisions in accordance with Accounting Principles Board Opinion No.11: "Income Taxes" ("APB 11"), which recorded deferred income taxes on transactions which are reported for financial statement purposes in different years than for income tax purposes--principally loan fees, interest on nonaccrual loans and carrying costs of REO.

     On January 1, 1993, Washington adopted Statement of Financial Accounting Standards No. 109: "Accounting for Income Taxes" ("SFAS 109") with no prior period adjustment. SFAS 109 requires an asset and liability approach, the objective of which is to establish deferred tax assets and liabilities for temporary differences between the financial reporting basis and the tax basis of assets and liabilities at enacted tax rates expected to be in effect when such amounts are realized or settled. The effect of adopting SFAS 109, as of January 1, 1993, was to increase assets and net earnings by $300,000, or $.13 per share.

Pension plan and postretirement benefits

     A noncontributory defined benefit pension plan is provided through Retirement System Group Inc. that covers substantially all employees. Benefits are based upon years of service and generally upon the employee's average compensation during the three consecutive years prior to normal retirement. The funding policy is generally to make the minimum annual contributions required by applicable regulations. Pension cost is determined by Statement of Financial Accounting Standards No. 87: "Employers' Accounting for Pensions." The Entry Age Normal Cost Method was used to determine the actuarial present value of accumulated and projected benefit obligations.

     During 1992, Washington undertook a policy to eliminate its balance sheet liability under the new Statement of Financial Accounting Standards No. 106:
"Accounting for Postretirement Benefits Other Than Pensions" ("SFAS 106"). This goal was achieved in a two step process. First, current retirees were offered, and accepted, a lump sum payment equal to a percentage of the estimated cost to Washington of each retiree's future health insurance premiums in exchange for Washington's liability for future coverage. The aggregate lump sum amount for all such retirees approximated $77,000 and was paid in two equal installments in January 1992 and 1993. Second, the obligation for future retirees was moved to the tax-qualified pension plan. Future retirees who meet certain age and service requirements will be awarded a supplemental pension benefit equal to a percentage of estimated future health insurance premiums.

     During 1992 and prior periods, postretirement health care benefits were recognized in the year that the benefits were paid to certain retired employees-the "pay-as-you-go" or cash basis. The costs of providing postretirement health care benefits approximated $42,000 and $38,000 for the years ended December 31, 1992 and 1991, respectively.

Postemployment benefits

     In December 1992, the FASB issued Statement of Financial Accounting Standards No. 112: "Employers' Accounting for Postemployment Benefits" ("SFAS 112"). SFAS 112 requires accrual accounting for benefits provided to former or inactive employees after employment but before retirement-including salary continuation, disability benefits, severance pay and continuation of health care benefits. Under SFAS 112, each benefit will be accrued either over the employee's working career for benefits that vest or vary based on an employee's years of service, or as an expense at the date of the event giving rise to the benefits (e.g., at the date of disability). SFAS 112 is effective for fiscal years beginning after December 15, 1993. Earlier application is not required by the FASB. Washington plans to adopt SFAS 112 in 1994 with no prior period restatement. The effect of adopting SFAS 112 will not be significant on the financial position or results of operations of Washington.

Financial instruments

     Disclosures are made of the fair value of financial instruments, both assets and liabilities recognized and not recognized in the consolidated balance sheet, for which it is practicable to estimate fair value as of the balance sheet date. Changes in market conditions subsequent to that date are not reflected and the fair value of financial instruments are not representative of Washington's total value. For example, when quoted market prices are not available, Washington calculates the present value of anticipated future cash flows. In that regard, the estimated fair value will be affected by prepayment and discount rate assumptions. Such method may not provide the actual amount which would be realized in the ultimate sale of the financial instrument.

     The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practical to estimate that value:

     Cash and short-term investments

     The carrying amount is a reasonable estimate of fair value.

     Securities

     Fair values are based on quoted market prices as published by various quotation services or, if quoted market prices are not available, on dealer quotes. Fair value of the investment in FHLB is its carrying amount.

     Loan receivables and commitments to extend credit

     Loans are grouped into homogeneous categories, such as one-to-four family mortgages, consumer loans, and loans held for sale. Fair value is based on either a quoted market price from a dealer for similar maturities, interest rate and type of collateral or the present value of anticipated future cash flows using the current rates at which similar loans would be made to borrowers with similar credit risks and for the same remaining maturities.

     Deposit liabilities

     Carrying amount is a reasonable estimate of fair value for savings, demand deposit, and money market accounts. Fair value of certificates of deposit is estimated by discounting the future cash flows using the rates currently offered for deposits of similar remaining maturities.

PER SHARE DATA

     Income/(loss) per share was computed by dividing net income/(loss) for each year by the weighted average number of shares outstanding (which excludes unvested shares of the MRP).

RECLASSIFICATIONS

     Certain reclassifications have been made to the 1992 and 1991 financial statements to conform to the 1993 presentation.

2. CASH AND DUE FROM BANKS

     Reserves maintained to meet Federal Reserve Board regulations amounted to $331,000 and $280,000 during the bi-weekly maintenance periods that included December 31, 1993 and 1992, respectively.

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

                                                 WASHINGTON BANCORP, INC. AND SUBSIDIARY
                                         NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

3. SECURITIES
                                                December 31, 1993                            December 31, 1992
                                                -----------------                            -----------------
                                    Weighted           Gross Unrealized          Weighted            Gross Unrealized
                                     Average  Carrying  ---------------- Market   Average  Carrying  -----------------   Market
                                      Yield     Value    Gains  Losses   Value     Yield     Value      Gains  Losses     Value
                                     ------   --------   -----  ------   ------- --------  --------     -----  ------    -------
                                              (Dollars in thousands)                       (Dollars in thousands)
Investment securities held to
 maturity
U.S. Treasury:
 Maturing between 1-5 years. . . .     5.45%  $13,546    $275  $  (1)   $13,820    5.95%    $19,090     $453    $ --   $19,543
                                      -----   -------    ----  ------   -------    ----     -------     ----    ----   -------
U.S. Government agencies:
 Maturing within 1 year. . . . . .       --        --      --      --        --    3.74       5,611        2     (7)     5,606
                                      -----   -------    ----  ------   -------    ----     -------     ----    ----   -------
Corporate Bonds and Notes:
 Maturing within 1 year. . . . . .       --        --      --      --        --    4.00      19,754      187    (37)    19,904
 Maturing between 1-5 years. . . .     4.28       303       5      --       308    4.53       3,151       46     (2)     3,195
                                      -----   -------    ----  ------   -------    ----     -------     ----    ----   -------
                                       4.28       303       5      --       308    4.07      22,905      233    (39)    23,099
                                      -----   -------    ----  ------   -------    ----     -------     ----    ----   -------
Other Securities:
 Maturing within 1 year. . . . . .       --        --      --      --        --    3.65       9,188        2     (8)     9,182
                                      -----   -------    ----  ------   -------    ----     -------     ----    ----   -------
                                       5.43%  $13,849    $280  $  (1)   $14,128    4.58%    $56,794     $690   $(54)   $57,430
                                      =====   =======    ====  ======   =======    ====     =======     ====   =====   =======
Mortgaged-backed securities held
 to maturity
Government National Mortgage
 Association ("GNMA") pass-
 through certificates . . . . . . .    6.24%  $ 7,155    $ 14  $ (75)   $ 7,094    7.12%    $ 7,213     $ 16   $(32)   $ 7,197
Federal National Mortgage
 Association ("FNMA") pass-through
 certificates. . . . . . . . . . .     5.85     1,582       5    (21)     1,566      --          --       --      --        --
Federal Home Loan Mortgage
 Association (FHLMC") pass-
 through certificates. . . . . . .     5.67       710      --     (5)       705      --          --       --      --        --
                                      -----   -------    ----  ------   -------    ----     -------     ----    ----   -------
                                       6.13%  $ 9,447    $ 19  $(101)   $ 9,365    7.12%    $ 7,213     $ 16   $(32)   $ 7,197
                                      =====   =======    ====  ======   =======    ====     =======     ====   =====   =======

                                     December 31, 1993                                       December 31, 1992
                                     -----------------                                       -----------------
                                    Weighted  Carrying                           Weighted            Gross Unrealized
                                     Average   Market                             Average  Carrying  -----------------   Market
                                      Yield     Value                              Yield     Value      Gains  Losses     Value
                                     ------   --------                           --------  --------     -----  ------    -------
                                  (Dollars in thousands)                                   (Dollars in thousands)
Investment securities available
 for sale
U.S. Treasury:
 Maturing between 1-5 years. . . .     4.69%  $51,822                                --%     $   --     $ --    $ --    $   --
 U.S. Government agencies:
 Maturing within 1 year. . . . . .     3.59       505                                --          --       --      --        --
 Corporate Bonds and Notes:
 Maturing within 1 year. . . . . .     4.12     3,836                              4.64       1,937       17      --   $ 1,954
 Other Securities:
 Maturing within 1 year. . . . . .     4.50     1,577                                --          --       --      --        --
                                      -----   -------                              ----     -------     ----    ----   -------

                                       4.64%  $57,740                              4.64%    $ 1,937     $ 17    $ --   $ 1,954
                                       ====   =======                              ====     =======     ====    ====   =======
Mortgaged-backed securities
 available for sale
Government National
 Mortgage Association ("GNMA")
 pass-through certificates . . . .     6.82%  $ 5,986                                --%     $   --     $ --    $ --    $   --
Federal Home Loan Mortgage
 Association ("FHLMC") pass-
 through certificates . . . . . . .    7.82     2,558                                --          --       --      --        --
Federal National Mortgage
 Association ("FNMA") pass-
 through certificates . . . . . . .    5.53%      973                                --          --       --      --        --
                                      -----   -------                              ----     -------     ----    ----   -------
                                       6.95%  $ 9,517                                --%     $   --     $ --    $ --    $   --
                                      =====   =======                              ====     =======     ====    ====   =======


     During 1993, Washington adopted SFAS 115 which increased the carrying value of the available-for-sale securities by $286,000 for unrealized gains. The carrying value of securities pledged to collateralize public deposits approximated $828,000 and $1,454,000 at December 31, 1993 and 1992,
respectively.

                        WASHINGTON BANCORP, INC. AND SUBSIDIARY
                NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)


4. LOANS AND REO

Loans

     The primary market area for lending encompasses Hudson and Bergen Counties, New Jersey. The following table sets forth the composition of the loan portfolio:

                                                       December 31,
                                                --------------------------
                                                   1993           1992
                                               -------------  -------------
Real estate:
 1-4 family . . . . . . . . . . . . . . .     $109,211,067   $125,858,058
 Multi-family/commercial. . . . . . . . .       53,860,461     52,742,859
 Construction . . . . . . . . . . . . . .        3,282,555      2,533,164
                                              ------------   ------------
   Total real estate loans. . . . . . . .      166,354,083    181,134,081
Commercial/financial. . . . . . . . . . .        1,421,985      3,551,679
Consumer and other loans. . . . . . . . .        1,322,178      1,731,241
                                              ------------   ------------
   Total loans. . . . . . . . . . . . . .      169,098,246    186,417,001
Less: Unearned interest . . . . . . . . .           79,393         87,541
 Deferred loan fees . . . . . . . . . . .          857,953      1,052,732
Allowance for losses. . . . . . . . . . .        2,828,000      2,776,000
                                              ------------   ------------
Loans, net. . . . . . . . . . . . . . . .     $165,332,900   $182,500,728
                                              ============   ============
Nonperforming loans

     Nonperforming loans, which are a component of loans, include loans which are accounted for on a nonaccrual basis and troubled debt restructurings.

                                                      December 31,
                                                --------------------------
                                                   1993            1992
                                                ----------      -----------
Nonaccrual loans:
 Real estate loans:
  1-4 family. . . . . . . . . . . . . .        $ 2,783,813     $5,527,941
  Multi-family/commercial . . . . . . .          9,981,691      1,648,146
  Construction. . . . . . . . . . . . .                --         944,000
                                               -----------     ----------
   Total real estate loans. . . . . . .         12,765,504      8,120,087
  Commercial/financial. . . . . . . . .                --         224,591
  Consumer and other loans. . . . . . .             32,647        254,571
                                               -----------     ----------
   Total nonaccrual loans . . . . . . .         12,798,151      8,599,249
Troubled debt restructurings:
 Commercial/financial . . . . . . . . .            151,788        207,088
                                               -----------     ----------
   Total nonperforming loans. . . . . .        $12,949,939     $8,806,337
                                               ===========     ==========

     Interest on nonperforming loans which would have been recorded had such loans been performing (based upon original contract terms) throughout the period approximated $826,000, $609,000 and $975,000 for the years ended December 31, 1993, 1992 and 1991, respectively. Interest income on those loans, which is recorded only when received, amounted to $223,000, $416,000 and $548,000 for the years ended December 31, 1993, 1992 and 1991, respectively.

                        WASHINGTON BANCORP, INC. AND SUBSIDIARY
                NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

     During the first quarter of 1993, a Chapter 11 bankruptcy petition was filed by the obligor of an approximately $9.0 million loan, a loan on which Washington Savings currently has a first mortgage and an assignment-of-rents (the "Bankruptcy Loan"). On November 10, 1993, the Court dismissed the bankruptcy petition. Nevertheless, Washington Savings did not receive any of the rental payments from April 1993 through November 1993, as the payments were made to a debtor-in-possession account and pursuant to a Court Order were released to the City of Philadelphia (and not to Washington Savings) to pay a substantial portion of property tax arrearages. Rental payments were resumed to Washington Savings in December 1993. Washington Savings anticipates that the Bankruptcy Loan will be renegotiated during 1994. Washington Savings has classified the Bankruptcy Loan as a nonaccrual loan included in the multi-family/commercial category. Management believes that Washington Savings has adequate collateral with respect to the Bankruptcy Loan and anticipates collection of the outstanding principal balance.

REO

                                                         December 31,
                                                  --------------------------
                                                     1993            1992
                                                   ---------      -----------
Acquired by foreclosure or deed in lieu
 of foreclosure . . . . . . . . . . . . . .       $3,920,667     $ 7,460,541
 Loans foreclosed in-substance. . . . . . .        5,037,371       7,339,481
 Less:
 Allowance for losses on REO. . . . . . . .        1,880,000       1,802,000
                                                  ----------     -----------
  REO, net .. . . . . . . . . . . . . . . .       $7,078,038     $12,998,022
                                                  ==========     ===========

Allowance for losses on loans and REO

                                           Loans         REO          Total
                                        ----------   ----------   ----------
Balance, December 31, 1990. . . . . .   $2,579,000  $  976,000    $3,555,000
Provision for losses. . . . . . . . .    1,500,000   1,170,206     2,670,206
Recoveries. . . . . . . . . . . . . .      240,898         --        240,898
Losses charged off. . . . . . . . . .   (1,330,898)   (818,206)   (2,149,104)
                                        ----------  ----------    ----------

Balance, December 31, 1991. . . . . .    2,989,000   1,328,000     4,317,000
Provision for losses. . . . . . . . .    1,100,000     851,900     1,951,900
Recoveries. . . . . . . . . . . . . .      257,045         --        257,045
Losses charged off. . . . . . . . . .   (1,570,045)   (377,900)   (1,947,945)
                                        ----------  ----------    ----------
Balance, December 31, 1992. . . . . .    2,776,000   1,802,000     4,578,000

Provision for losses. . . . . . . . .      420,000   1,023,965     1,443,965
Recoveries. . . . . . . . . . . . . .      261,319         --        261,319
Losses charged off. . . . . . . . . .     (629,319)   (945,965)   (1,575,284)
                                        ----------  ----------    ----------
Balance, December 31, 1993. . . . . .   $2,828,000  $1,880,000    $4,708,000
                                        ==========  ==========    ==========

Related-Party Loans

     An analysis of activity with respect to loans outstanding to directors, officers, their entities and immediate family is as follows:

                                                Year ended December 31,
                                                -----------------------
                                                  1993          1992
                                                ---------     ---------
Balance, beginning of year . . . . . . . .     $866,000      $1,007,000
New loans. . . . . . . . . . . . . . . . .          --          356,000
Repayments/reductions. . . . . . . . . . .     (320,000)       (497,000)
                                               --------      ----------
Balance, end of year . . . . . . . . . . .     $546,000      $  866,000
                                               ========      ==========

                        WASHINGTON BANCORP, INC. AND SUBSIDIARY
                NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

     As of December 31, 1993 and 1992, $543,000 and $842,000, respectively, of such loans represented collateralized real estate loans and $3,000 and $24,000, respectively, represented uncollateralized loans. All such loans were, in the opinion of management, made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with outside third parties.

5. PREMISES AND EQUIPMENT

                                                    December 31,
                                               ----------------------
                                                  1993         1992
                                             ----------     ----------
Land . . . . . . . . . . . . . . . . . .     $  513,570    $  532,496
Buildings. . . . . . . . . . . . . . . .      3,185,933     3,211,426
Leasehold improvements . . . . . . . . .        145,123       356,462
Equipment. . . . . . . . . . . . . . . .      2,483,214     2,423,942
                                             ----------    ----------
                                              6,327,840     6,524,326
Less: Accumulated depreciation and
 amortization. . . . . . . . . . . . . .      3,713,809     3,684,236
                                             ----------    ----------
                                             $2,614,031    $2,840,090
                                             ==========    ==========

     During 1993, a building used to store bank-owned vehicles (i.e., a garage) with a net book value of $37,000 was sold for $224,000.

                                 WASHINGTON BANCORP, INC. AND SUBSIDIARY
                         NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

6. INTEREST-BEARING DEPOSITS

                                                                     December 31,
                                                  --------------------------------------------------------
                                                          1993                          1992
                                                  -------------------------  ----------------------------
                                                    Average                     Average
                                                   effective                   effective
                                                 interest rate   Amount      interest rate     Amount
                                                 ------------- -----------   ------------- ------------
Regular savings accounts. . . . . . . . . . .       2.50%     $103,033,812      3.25%      $ 99,347,342
Money market accounts . . . . . . . . . . . .       2.25         6,700,155      3.15          7,369,440
Checking accounts . . . . . . . . . . . . . .       2.00         4,690,136      2.90          4,185,800
                                                    ----      ------------      ----       ------------
 Total savings and transaction deposits . . .       2.47       114,424,103      3.23        110,902,582
                                                    ----      ------------      ----       ------------
Market-rate certificates under $100,000 maturing:
 Three months or less . . . . . . . . . . . .       3.84        37,909,328      4.86         45,781,741
 Three months to six months . . . . . . . . .       3.69        22,848,926      4.97         29,851,480
 Six months to one year . . . . . . . . . . .       3.65        26,694,662      4.79         33,046,983
 One to two years . . . . . . . . . . . . . .       4.36        10,430,845      6.22         11,860,462
 Two to three years . . . . . . . . . . . . .       4.91        10,514,059      4.91          3,212,207
 Three to five years. . . . . . . . . . . . .       5.07         5,576,637      6.11          1,225,039
Market-rate certificates $100,000 and over maturing:
 Three months or less . . . . . . . . . . . .       4.02         2.754,760      4.90          3,294,615
 Three months to six months . . . . . . . . .       3.32         1,710,739      4.68          2,014,480
 Six months to one year . . . . . . . . . . .       4.12         1,819,949      5.16          2,417,186
 One to two years . . . . . . . . . . . . . .       4.51           527,622      6.89            428,375
 Two to three years . . . . . . . . . . . . .       4.99           701,366      5.30            214,475
 Three to five year . . . . . . . . . . . . .       5.05         1,113,268        --                --
                                                    ----      ------------      ----       ------------
 Total certificates of deposit. . . . . . . .       3.98       122,602,161      5.01        133,347,043
                                                    ----      ------------      ----       ------------
 Total interest-bearing deposits. . . . . . .       3.25%     $237,026,264      4.20%      $244,249,625
                                                    ====      ============      ====       ============
  Average effective interest rate on all
   deposits . . . . . . . . . . . . . . . . .       3.13%                       4.04%
                                                    ====                        ====

7. BORROWINGS

    On February 1, 1993, the FHLB advanced Washington Savings $400,000, maturing on February 1, 1996. There were no advances during 1992. The average amount outstanding during 1993 and 1991 was $367,000 and $23,308,000, respectively, with a weighted average rate of 4.9% and 8.4%, respectively. The FHLB advance is collateralized by mortgage-backed securities and the mortgage loan portfolio. During the fourth quarter of 1991, the proceeds primarily from the sale of one-to-four family performing mortgage loans and investment securities were used to prepay $15,900,000 of FHLB advances, incurring approximately $1,034,000 of early extinguishment costs. The costs have been included in the consolidated statements of operations as an extraordinary item. Due to the net operating loss carryforward position, there was no income tax effect for these transactions.

     In 1987, Washington Savings established an Employee Stock Ownership Plan ("ESOP"), which borrowed $l,449,000 from an unrelated third party lender to acquire 138,000 shares of Washington's Common Stock at $10.50 per share (secured by the shares purchased). The loan was scheduled to mature in 1997; however, the ESOP, at its option, repaid the remaining balance of the loan during 1992 with no penalty. The ESOP repaid the loan as contributions were received from Washington Savings. Interest was paid and accrued monthly at a variable rate which approximated the prime rate. The related interest expense incurred for the years ended December 31, 1992 and 1991 approximated $1,000 and $23,000, at an effective rate of 3.9% and 9.3%, respectively.

    Washington Savings also has a line of credit, which expires on September 1, 1994, of approximately $14.3 million with the FHLB, none of which was in use at December 31, 1993.

                        WASHINGTON BANCORP, INC. AND SUBSIDIARY
                NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

8. PENSION PLAN

    The components of net periodic pension cost include the following:

                                                  Year ended December 31,
                                               ----------------------------
                                                 1993     1992     1991
                                               --------  -------- ---------
Service cost of benefits earned . . . . . . . $131,925 $122,405  $102,672
Interest cost on projected benefit
 obligation . . . . . . . . . . . . . . . . .  220,512  209,194   205,182
Actual return on plan assets. . . . . . . . . (408,089)(279,886) (210,743)
Net amortization:
 Deferred investment liability. . . . . . . .  147,402   33,433       --
 Unrecognized net transition asset. . . . . .  (58,356) (58,356)  (58,356)
 Unrecognized prior service liability . . . .     (254)   1,456     1,456
                                              -------- --------  --------
Net periodic pension cost . . . . . . . . . . $ 33,140 $ 28,246  $ 40,211
                                              ======== ========  ========

    The funded status of the plan, which invests primarily in marketable equity and debt securities, and the amounts recognized in the consolidated balance sheets are as follows:

                                                           December 31,
                                                      -----------------------
                                                       1993        1992
                                                    ---------- ------------
Actuarial present value of accumulated benefit
 obligation:
 Vested benefits. . . . . . . . . . . . . . . .   $(2,838,600) $(2,338,576)
 Nonvested benefits . . . . . . . . . . . . . .      (182,800)    (150,610)
                                                  -----------  -----------
 Accumulated benefit obligation . . . . . . . .    (3,021,400)  (2,489,186)
Effect of assumed increase in future compensation
 levels . . . . . . . . . . . . . . . . . . . .      (415,000)    (341,898)
                                                  -----------  -----------
Projected benefit obligation. . . . . . . . . .    (3,436,400)  (2,831,084)
Plan assets at fair value . . . . . . . . . . .     3,617,300    3,333,266
Plan assets in excess of projected benefit
 obligation . . . . . . . . . . . . . . . . . .       180,900      502,182
Unrecognized net transition asset . . . . . . .      (242,200)    (300,524)
Unrecognized net (gain)/loss. . . . . . . . . .        87,200     (142,334)
Unrecognized prior service liability. . . . . .        (7,500)      (7,784)
                                                  -----------  -----------
Net pension asset . . . . . . . . . . . . . . .   $    18,400  $    51,540
                                                  ===========  ===========

    The expected long-term rate of return on plan assets used in determining the net periodic pension cost was 8.00% in 1993, 1992 and 1991. The projected benefit obligation is based on an assumed discount rate of 7.00% in 1993 and 8.00% in 1992, and an assumed rate of compensation increase of 5.50 and 6.00% in 1993 and 1992, respectively. The original net transition asset of $650,660 is being amortized over approximately eleven years and is due to expire in 1998.

9. BENEFIT PLANS

    The expense charged to operations for the following benefit plans during the years ended December 31, 1993, 1992 and 1991 approximated $151,000, $193,000 and $376,000, respectively.

Incentive Stock Option Plan ("Option Plan")

    The Option Plan authorizes the granting of 172,500 nonqualified and incentive stock options through 1997 to certain officers and other key employees. Each option entitles the holder to purchase one share of Common Stock at an exercise price equal to the fair market value as of the date of grant. Options may be exercisable at such times (not after ten years from grant) as the Stock Option Plan Committee determines. The exercise price may be paid in cash or

                        WASHINGTON BANCORP, INC. AND SUBSIDIARY
                NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

Common Stock. The following table summarizes stock option transactions during the three years ended December 31, 1993:


Balance at January 1, 1991, exercisable between $5.25
 and $18.75 . . . . . . . . . . . . . . . . . . . . . . . . .   58,000
Granted in 1992 at $4.00. . . . . . . . . . . . . . . . . . .   26,500
Granted in 1993 at $7.25. . . . . . . . . . . . . . . . . . .   88,000
Exercised in 1993 at $4.00. . . . . . . . . . . . . . . . . .     (500)
                                                               -------
Balance at December 31, 1993, exercisable between $4.00 and
 $18.75 . . . . . . . . . . . . . . . . . . . . . . . . . . .  172,000
                                                               =======
Exercisable at December 31, 1993. . . . . . . . . . . . . . .   74,700
                                                               =======
Available for future grant of stock options . . . . . . . . .      --
                                                               =======

Employee Stock Ownership Plan ("ESOP")

    The ESOP, established for employees age 21 or older who have at least one year of credited service, was funded by discretionary cash contributions that are invested in the Common Stock. Benefits may be paid either in shares of Common Stock or in cash. Shares purchased with such proceeds are held in a suspense account by the ESOP Trustee for allocation among members. Benefits become 20% vested each year of credited service, with 100% vesting after 5 years of credited service. Forfeitures will be reallocated among remaining participating employees. Benefits may be payable upon retirement, early retirement, disability or separation from service.

    The ESOP Trustee must vote all allocated shares held in the ESOP in accordance with the instructions of the participating employees. Shares for which employees do not give instructions, shares held by the ESOP trustee and unallocated shares will be voted in the same proportion as the shares with respect to which instructions have been given.

    The ESOP is subject to the requirements of the Employee Retirement Income Security Act of 1974, as amended (which applies to all employee stock ownership plans), and the regulations of the Internal Revenue Service and the Department of Labor thereunder. Washington has begun to terminate the ESOP. The effect of terminating the ESOP will not be significant to the financial position or results of operations of Washington.

Management Recognition Plan ("MRP")

    The MRP was established as a method of providing employees in key positions with a proprietary interest in a manner designed to encourage such key employees to remain with Washington. Washington contributed $630,000 to the MRP to enable it to acquire 60,000 shares of Common Stock. Such amount represents deferred compensation and has been accounted for as a reduction of stockholders' equity. Awards generally vest over either a three or five year period and will be 100% vested upon termination of employment by death, disability, retirement, or following a change in control of Washington.

Option Plan for Outside Directors ("Directors' Option Plan")

    Each member of the Board of Directors who is not an officer or employee of Washington was granted a single non-qualified option to purchase 7,187.5 shares (aggregate 57,500 shares) of the Common Stock at an exercise price equal to the fair market value as of the date of grant. Each option granted under the Directors' Option Plan expires upon the earlier of ten years following the date of the option or thirty days following the date the optionee ceases to be a director. The following table summarizes the Directors' Option Plan transactions during the three years ended December 31, 1993:

Balance at January 1, 1991, exercisable between $10.50 and
 $13.00 . . . . . . . . . . . . . . . . . . . . . . . . . . .   50,312.50
 Granted in 1993 at $7.25 . . . . . . . . . . . . . . . . . .   10,782.00
 Options returned for granting in 1993. . . . . . . . . . . .  (10,782.00)
                                                               ----------
Balance at December 31, 1993, excersisable between $7.25 and
 $13.00 . . . . . . . . . . . . . . . . . . . . . . . . . . .   50,312.50
                                                               ==========
Exercisable at December 31, 1993. . . . . . . . . . . . . . .   50,312.50
                                                               ==========
Available for future grant of stock options . . . . . . . . .         --
                                                               ==========

                        WASHINGTON BANCORP, INC. AND SUBSIDIARY
                Notes to Consolidated Financial Statements--(CONTINUED)

Directors Compensation Plan for Outside Directors ("DCP")

    During 1993, the DCP, a plan which covers any outside director who has served in that capacity for at least five consecutive calendar years, was approved in principle subject to certain conditions. Eligibility, benefits and vesting will continue should an outside director subsequently become an officer or employee. An outside director becomes fully vested upon either fifteen years of service as director, sixty-five years of age, death, or change in control of Washington, as described below. Subsequent to retirement, the DCP provides an annual benefit equal to (a) 50% of the outside director's annual retainer in effect at the time of retirement (the "then current retainer"), plus (b) 5% of the then current retainer for each additional year of service in excess of 5 years (up to a maximum of 10 additional years). Benefits are based on actuarial assumptions then in effect under the Retirement Plan of Washington Savings. Benefits payable under the DCP shall be paid directly from the general assets of Washington. Washington is not obligated to set aside, earmark or escrow funds or other assets to satisfy its obligations under the DCP. At December 31, 1993, the accumulated postretirement benefit obligation reflected on the consolidated balance sheet in other liabilities was $25,000.

    In the event of a change in control of Washington, each outside director (regardless of whether he has served as a director for five years) who is neither an officer nor an employee shall receive four times the then current retainer. The cumulative liability under a change in control of Washington is approximately $252,000. Such cumulative liability in excess of the aforementioned $25,000 was not reflected in the consolidated financial statements as of December 31, 1993.

Bonus programs

    Employees of Washington Savings are awarded cash bonuses based upon length of service, responsibility level and performance.

10. INCOME TAX EXPENSE/(BENEFIT)

                                                  Year ended December 31,
                                                --------------------------
                                                     1993    1992    1991
                                                     ----    ----    ----
                                                   (Dollars in thousands)
Current:
 Federal. . . . . . . . . . . . . . . . . . .     $   396   $288    $ --
 State. . . . . . . . . . . . . . . . . . . .          32     51      --
                                                  -------   ----    ----
                                                      428    339      --
Deferred. . . . . . . . . . . . . . . . . . .         110   (250)     --
Elimination of valuation allowance. . . . . .        (809)    --      --
Income tax refund . . . . . . . . . . . . . .        (747)    --      --
Charge in lieu of income taxes. . . . . . . .          --    539      --
Write-off of net deferred tax asset . . . . .          --            552
                                                  -------   ----    ----
                                                  $(1,018)  $628    $552
                                                  =======   ====    ====

    Upon adoption of SFAS 109, deferred tax assets of $2.4 million, deferred tax liabilities of $1.0 million and a valuation allowance of $809,000 were established, resulting in a net deferred tax asset of $550,000 as of January 1, 1993. As of December 31, 1993, the $809,000 valuation allowance was reduced to zero as a result of taxes paid in prior and current years and anticipated future taxable income sufficient to realize these tax benefits. Based upon Washington's historical and current pretax earnings, management believes it is more likely than not that the Company will generate future net taxable income in sufficient amounts to realize its net deferred tax asset at December 31, 1993, however, there can be no assurance that Washington will generate any earnings or any specific level of continuing earnings. In addition during 1993, an income tax refund of $747,000 was received as a result of an overassessment of previously paid federal income taxes.

    During 1992, Washington utilized its remaining net operating loss carryforwards of approximately $754,000 for federal income tax purposes and approximately $1,700,000 for financial reporting purposes to record an extraordinary credit in the amount of $539,000, which partially offset income tax expense of $628,000. During 1991, the $552,000 of expense was primarily a result of the write-off of the net deferred tax asset as a result of Washington's tax loss carryforward position.

                        WASHINGTON BANCORP, INC. AND SUBSIDIARY
                NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

     A reconciliation between the reported income tax expense/(benefit) and the amount computed by multiplying income before income taxes, extraordinary items and cumulative effect of change in accounting principle by the statutory Federal income tax rate is as follows:

                                                        Year ended December 31,
                                         ----------------------------------------------------
                                                1993              1992             1991
                                         ------------------  --------------   ---------------
                                                        (Dollars in thousands)
Statutory expense . . . . . . . . . .       $512     34.0%   $743      34.0%    $ 81     34.0%
(Deductible)/ nondeductible provision
 for losses on loans. . . . . . . . .        --      --     (151)      (6.9)     160     67.3
State income tax, net of federal
 benefit. . . . . . . . . . . . . . .         30      2.0      35       1.6      --     --
Reduction in valuation allowance. . .      (809)    (53.7)    --       --        --     --
Income tax refunds. . . . . . . . . .      (747)    (49.6)    --       --        --     --
Write-off of deferred tax asset, net
 of benefit . . . . . . . . . . . . .        --      --       --       --        310    130.2
Other . . . . . . . . . . . . . . . .        (4)      (.3)      1      --          1      (.2)
                                         -------    ---
                                        $(1,018)    (67.6)%  $628      28.7%    $552    231.7%

    Temporary differences, which give rise to deferred tax assets and liabilities under SFAS 109, as of December 31, 1993, are as follows:

                                                    Deferred Tax
                                                --------------------
                                                Assets    Liabilities
                                               ---------  ----------
                                               (Dollars in thousands)

Financial basis reserve for losses on loans
 and REO. . . . . . . . . . . . . . . . . . .  $1,710      $  --
Tax basis reserve for losses on loans and REO
 in excess of base year tax reserve . . . . .     --        1,088
Deferred loan origination fees. . . . . . . .     309         --
Interest on nonaccrual loans. . . . . . . . .     262         --
Premises and equipment. . . . . . . . . . . .     146         --
Deferred compensation . . . . . . . . . . . .      83         --
Unrealized gain on available for sale
 securities . . . . . . . . . . . . . . . . .     --          100
Other . . . . . . . . . . . . . . . . . . . .      54           7
                                               ------      ------
Deferred taxes/liabilities. . . . . . . . . .  $2,564      $1,195
                                               ======      ======
Net deferred tax asset. . . . . . . . . . . .  $1,369
                                               ======

    Under APB 11, the provision for losses on loans and REO was treated as a permanent difference which did not require deferred taxes. Under SFAS 109, differences between the book and tax basis reserve for losses on loans and REO are treated as temporary differences requiring deferred taxes, except that no deferred tax liability is required for the base year tax reserve of approximately $270,000 as of December 31, 1993.

    The deferred income tax provision/(benefit) on income from operations is due to the following items:

                                                  Year ended December 31,
                                                 -------------------------
                                                  1993      1992     1991
                                                  -----     -----    -----
                                                   (Dollars in thousands)
Financial basis reserve for losses on loans
 and REO. . . . . . . . . . . . . . . . . . .    $ 63    $  --      $ --
Tax basis reserve for losses on loans and REO
 in excess of base year tax reserve . . . . .     (87)      --        --
Deferred loan origination fees. . . . . . . .     (70)     (248)      --
Interest on nonaccrual loans. . . . . . . . .     186        23       --
Deferred compensation . . . . . . . . . . . .     (26)      (28)      --
Other . . . . . . . . . . . . . . . . . . . .      44         3       --
                                                -----     -----     ----
                                                 $110     $(250)    $ --
                                                =====     =====     ====

                        WASHINGTON BANCORP, INC. AND SUBSIDIARY
                NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

11. COMMITMENTS AND CONTINGENCIES

    Total rent expense for all bank branches under operating leases was approximately $73,000, $130,000 and $105,000 for the years ended December 31, 1993, 1992 and 1991, respectively. Future minimum lease payments required under noncancellable operating leases for bank branches as of December 31, 1993 are as follows:

                      1994 . . . . . . . . . .    $ 71,000
                      1995 . . . . . . . . . .      71,000
                      1996 . . . . . . . . . .      71,000
                      1997 . . . . . . . . . .      50,000
                      1998 . . . . . . . . . .       7,000
                      Thereafter . . . . . . .         --
                                                  --------
                                                  $270,000
                                                  ========

    Certain of the above leases contain renewal options which provide for increased rental payments as a result of increases in real estate taxes. It is generally expected that in the normal course of business, leases that expire will be renewed or replaced by other leases with similar terms.

    Washington has entered into a severance agreement with a certain key executive. In the event of a change in control of Washington (such as the Merger referred to in Note 15), this executive will receive a payment equal to three times his average annual compensation over the five previous years of his employment with Washington Savings, if terminated for other than cause or upon certain other events of termination of employment.

    In October 1991, a complaint was filed by a former officer in New Jersey Superior Court against Washington, Washington Savings and certain directors and officers seeking unspecified damages relating to the termination of such officer's employment. Washington and individual defendants have filed an answer and have asserted certain counterclaims. Although this complaint was recently dismissed, it was dismissed without prejudice to the plaintiff's right to refile the complaint by March 31, 1994. In April 1992, a complaint was filed in the New Jersey Superior Court against Washington and Washington Savings seeking unspecified damages and alleging violations of state securities laws, certain banking laws and state common law. This lawsuit is in the discovery stage. The plaintiffs recently amended their complaint to add claims against nine individual defendants, including current and former officers and directors of Washington and Washington Savings. Management believes that the defendants have meritorious defenses in both of these matters and intends to vigorously defend these matters. Given the uncertainties involved in judicial proceedings and the preliminary stage of discovery in these matters, management cannot determine the precise amount of any potential loss that may arise in these matters. Accordingly, no provision for loss, if any, that may result upon resolution of these matters has been recorded in Washington's financial statements.

    Washington Savings is also subject to other legal proceedings involving collection matters, contract claims and miscellaneous items arising in the normal course of business. It is the opinion of management that the resolution of such legal proceedings will not have a material impact on the financial statements of Washington or Washington Savings.

12. FINANCIAL INSTRUMENTS

  Off-Balance-Sheet Risk

    In the normal course of business, Washington Savings is a party to financial instruments with off-balance-sheet risk which are properly not recorded in the consolidated financial statements. These financial instruments principally represent commitments to extend credit to potential borrowers and involve, to varying degrees, elements of credit and interest-rate risk. At December 31, 1993 and 1992, the exposure to credit loss in the event of nonperformance by potential customers was represented by the contractual amount of the financial instruments as follows:

                        WASHINGTON BANCORP, INC. AND SUBSIDIARY
                NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

                                                                          Expiration
                                      Contractual      Interest              Dates
                                        Amount           Rates              Through
                                      ----------       --------           ----------
At December 31, 1993:
 Loan commitments-variable. . . .     $1,575,000    6.3% --  9.5%        March 1994
 Loan commitments-fixed . . . . .      4,939,000    6.3   -- 10.5        March 1994
 Lines of credit-variable . . . .      1,081,000    7.5   -- 11.0    September 1994
 Undisbursed construction
  loans-fixed . . . . . . . . . .        853,000    8.0   -- 10.0       August 1995

At December 31, 1992:
 Loan commitments-variable. . . .     $2,628,000    5.8% --  8.0%        March 1993
 Loan commitments-fixed . . . . .      2,519,000    7.8   -- 10.5        March 1993
 Lines of credit-variable . . . .        808,000    8.0   -- 11.0     November 1993
 Undisbursed construction
  loans-fixed . . . . . . . . . .        197,000    7.0   -- 10.0      October 1993

    Since loan commitments and lines of credit may expire without being exercised, the total commitment amount does not necessarily represent future cash requirements. In addition, expiration dates may be extended. The amount of collateral obtained upon originating the loan is based upon management's credit evaluation of the potential borrower and the real estate financed.

  Concentrations of Credit Risk

    Washington's exposure to credit risk is dependent upon the economic condition of its primary market areas for lending--Bergen and Hudson counties, New Jersey. In addition, as of December 31, 1993, the Bankruptcy Loan is the only loan to any one borrower whose aggregate loan concentration was greater than 10% of stockholders' equity. Refer to Note 4 for a discussion of the Bankruptcy Loan. Furthermore, another borrower whose aggregate loan balance was greater than 10% of stockholders' equity as of December 31, 1992, prepaid such loan during 1993.


    Washington Savings originates adjustable-rate loans to manage its interest exposure on its deposits. The adjustable-rate loans have interest rate adjustment limitations with annual and lifetime caps and are generally indexed to the 1 and 3 year Treasury indices. Future market factors may affect the correlation of the interest rate adjustment with the rates paid on deposits that have been primarily utilized to fund such loans. No loans had reached their interest rate adjustment limitation ceiling as of December 31, 1993.

  Fair Value of Financial Instruments

    The estimated fair values of financial instruments, for which it is practicable to estimate fair values, as of December 31, 1993 and 1992 are as follows:

                                                                   December 31,
                                          --------------------------------------------------------------
                                                      1993                          1992
                                          -----------------------------  -------------------------------
                                           Carrying Amount  Fair Value   Carrying Amount    Fair Value
                                           ---------------  ----------   ---------------    -----------
                                                                  (in thousands)
Financial assets:
 Cash and Federal funds sold . . . . . .     $6,183            $6,183        $7,336          $7,336
 Investments available for sale. . . . .     57,740            57,740         1,936           1,954
 Mortgage-backed securities
  available for sale. . . . . . . . . .       9,517             9,517           --              --
 Loans held for sale. . . . . . . . . .       4,852             4,909         9,000           9,032
 Investment securities. . . . . . . . .      13,849            14,128        56,794          57,430
 Mortgage-backed securities . . . . . .       9,447             9,365         7,213           7,197
 Loans. . . . . . . . . . . . . . . . .     169,098                         186,417
 Less: allowance for losses . . . . . .      (2,828)                         (2,776)
     unearned income. . . . . . . . . .        (937)                         (1,140)
                                            -------                         -------
                                            165,333           169,292       182,501         182,283
 Investment in FHLB . . . . . . . . . .       1,711             1,711         1,632           1,632
Financial liabilities:
 Deposits . . . . . . . . . . . . . . .     246,043           246,305       252,623         253,287
 Advances . . . . . . . . . . . . . . .         400               401           --              --

                                                        F-66

                        WASHINGTON BANCORP, INC. AND SUBSIDIARY
                NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

13. STOCKHOLDERS' EQUITY AND DIVIDEND RESTRICTIONS

     In 1987, when Washington Savings converted from a savings bank in mutual form to a savings bank in stock form, Washington established a liquidation account in an amount equal to Washington Savings's surplus and reserves at December 31, 1986 ($14,351,000). The liquidation account will be maintained for the benefit of eligible depositors who held deposit accounts of $50 or more in Washington Savings as of December 31, 1985 and who continue to maintain their accounts in Washington Savings. The liquidation account is reduced annually to the extent that eligible depositors have reduced their eligible deposits (subsequent increases will not restore an interest in the liquidation account). In the unlikely event of a complete liquidation, each eligible depositor will be entitled to receive a distribution from the liquidation account in a proportionate amount to the then current adjusted eligible balances for accounts then held. No dividends may be paid to stockholders if such dividends reduce stockholders' equity below the liquidation account, which was approximately $1.4 million at December 31, 1993.

     Certain restrictions exist regarding the ability of Washington Savings to transfer funds to Washington in the form of cash dividends, loans or advances.
FDIC regulations limit the amount of dividends that may be paid by Washington
Savings to Washington without prior approval of the FDIC to net profits (as defined) for the current year and the retained net profits (as defined) for the preceding two years. In addition, State banking regulations allow for the payment of dividends in any amount provided that capital stock will be unimpaired and there remains an additional amount of paid-in capital of not less than 50% of the capital stock amount. As of December 31, 1993, the undistributed earnings of Washington Savings approximated $11.6 million, of which $3.6 million was available for the payment of dividends to Washington.

14. REGULATORY MATTERS

     During the third quarter, the Federal Deposit Insurance Corporation (the
"FDIC") completed its examination of Washington Savings as of August 2, 1993.
As a result of that examination, the FDIC rescinded Washington Savings of its Memorandum of Understanding which Washington Savings had signed on December
22, 1992 with the FDIC and the State of New Jersey Department of Banking in connection with their examination as of July 13, 1992.

     Subsequently, the Federal Reserve Bank of New York (the "FRB") completed an off-site analysis of Washington. As a result of that analysis, the FRB rescinded its Memorandum of Understanding, which Washington had originally signed on August 13, 1991 in connection with their examination as of December
31, 1990.

     Under banking policies issued by the FDIC and the FRB, Washington and Washington Savings must maintain an adequate level of capital sufficient to meet a leverage capital ratio, a core risk-based capital ratio and a total risk-based capital ratio. The leverage capital ratio is calculated by dividing core capital by average total assets of the most recent quarter-end. The risk-based capital ratios require Washington and Washington Savings to classify their assets and certain off-balance-sheet activities into categories, and maintain specified levels of capital for each category. The least capital is required for the category deemed to have the least risk, and the most capital is required for the category deemed to have the greatest risk. For purposes of leverage and risk-based capital guidelines, core capital
(also known as Tier 1 capital) consists of common equity in accordance with generally accepted accounting principles ("GAAP") excluding net unrealized gains or losses on available-for-sale securities and deferred tax assets that are dependent on the future taxable income greater than one year, and total capital consists of core capital plus a portion of the allowance for losses on loans. The qualifying portion of the allowance for losses on loans for Washington and Washington Savings was approximately $1.8 million and $2.3 million as of December 31, 1993 and 1992, respectively. As of December 31,
1993 and 1992, capital ratios were as follows:


                                                        December 31,
                                      --------------------------------------------------
                                               1993                    1992
                                      ------------------------   -----------------------
                                                   Washington                 Washington
Capital ratios:            Required*  Washington     Savings     Washington     Savings
- ---------------            ---------  ----------   ----------    ----------   -----------
Leverage. . . . . . . .      5.00%       11.70%      11.38%       10.62%         10.33%
Core risk-based . . . .      6.00%       23.55       22.90        16.32          15.87
Total risk-based. . . .     10.00%       24.81       24.16        17.58          17.12

- ------------
* For qualification as a well-capitalized institution.

                        WASHINGTON BANCORP, INC. AND SUBSIDIARY
                NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

15. MERGER AGREEMENT

     On November 8, 1993, Washington signed a definitive agreement (the "Agreement") providing for the merger of Washington with and into Hubco, Inc. of Union City, New Jersey. Under the terms of the Agreement, shareholders of Washington will receive either $16.10 in cash or .6708 of a share of new Series A Convertible Preferred Stock of Hubco, Inc. for each share of Washington's common stock. In addition, Washington issued an option to Hubco, Inc., exercisable in certain circumstances, to acquire 765,000 shares of its authorized but unissued stock at a price of $11.50 per share. The Agreement is subject to several conditions, including regulatory and shareholder approvals. Since significant conditions to effect the merger have not occurred, most merger costs are not included in the 1993 results of operations in the accompanying financial statements.

16. PARENT ONLY FINANCIAL INFORMATION

     The following are the balance sheets as of December 31, 1993 and 1992, and the statements of operations and retained earnings and the statements of cash flows for the years ended December 31, 1993, 1992 and 1991 for Washington (parent company only).

BALANCE SHEETS

                                                         December 31,
                                                 ----------------------------
                                                     1993           1992
                                                   ---------      ---------
Assets:
  Due from banks. . . . . . . . . . . . . . .    $ 1,002,000    $ 1,000,000
  Investment in wholly-owned
    subsidiary, equity basis. . . . . . . . .     32,539,499     29,469,045
                                                 -----------    -----------
                                                 $33,541,499    $30,469,045
                                                 ===========    ===========

Stockholders' Equity:

 Preferred stock, par value $.10 per
  share, 3,000,000 shares authorized,
  no shares issued and outstanding. . . . . .        $  --          $  --
 Common stock, par value $.10 per share, 6,000,000
  shares authorized, shares issued and outstanding
  2,307,687 in 1993 and 2,307,187 in 1992 . .        230,768        230,718
 Paid-in capital. . . . . . . . . . . . . . .     22,500,728     22,498,778
 Retained earnings. . . . . . . . . . . . . .     10,744,003      7,919,549
 Unrealized gain on available-for-sale
  securities, net of tax. . . . . . . . . . .        186,000            --
                                                 -----------    -----------
                                                  33,661,499     30,649,045
Deferred compensation-MRP . . . . . . . . . .       (120,000)      (180,000)
                                                 -----------    -----------
                                                 $33,541,499    $30,469,045
                                                 ===========    ===========

STATEMENTS OF OPERATIONS AND RETAINED EARNINGS

                                               Year ended December 31,
                                        -------------------------------------
                                         1993        1992         1991
                                        ------       -----       ------
Equity in undistributed earnings/(loss)
 of subsidiary. . . . . . . . . .     $2,824,454  $2,095,981  $(1,348,130)
Retained earnings, beginning of
 year . . . . . . . . . . . . . .      7,919,549   5,823,568    7,171,698
                                     -----------  ----------   ----------
Retained earnings, end of year. .    $10,744,003  $7,919,549   $5,823,568
                                     ===========  ==========   ==========

STATEMENTS OF CASH FLOWS
                                                Year ended December 31,
                                     ---------------------------------------
                                         1993        1992         1991
                                        -------     ------       -------
Cash Flows from Financing Activities:
Exercise of stock options . . . .     $    2,000  $     --     $     --
Cash, at beginning of year. . . .      1,000,000   1,000,000    1,000,000
                                      ----------  ----------   ----------
Cash, at end of year. . . . . . .     $1,002,000  $1,000,000   $1,000,000
                                      ==========  ==========   ==========

============================================================
     NO DEALER, SALESMAN OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS NOT CONTAINED IN THIS SUBSCRIPTION, STOCKHOLDER AND COMMUNITY OFFERING PROSPECTUS IN CONNECTION WITH THE OFFERING MADE HEREBY, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESEN-TATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY HUBCO, INC. OR ANY OTHER PERSON, FIRM OR ENTITY. THIS SUB-SCRIPTION, STOCKHOLDER AND COMMUNITY OFFERING PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR THE SOLICITATION OF AN OFFER TO BUY, ANY OF THE SECURITIES OFFERED HEREBY TO ANY PERSON IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICI-TATION WOULD BE UNLAWFUL. NEITHER THE DELIVERY OF THIS SUBSCRIPTION, STOCKHOLDER AND COMMUNITY OFFERING PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL IN ANY CIRCUMSTANCES CREATE AN IMPLICATION THAT INFORMATION HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.
                      --------------------------
                           TABLE OF CONTENTS
                                                      PAGE
                                                      ----
Available Information. . . . . . . . . . . . . . . .     6

Incorporation of Certain Documents
 By Reference. . . . . . . . . . . . . . . . . . . .     6
Recent Developments. . . . . . . . . . . . . . . . .     7

Summary. . . . . . . . . . . . . . . . . . . . . . .     8
Summary of Selected Pro Forma Data . . . . . . . . .    20
Investment Considerations. . . . . . . . . . . . . .    22
Market Price and Dividends of HUBCO. . . . . . . . .    25
Use of Proceeds. . . . . . . . . . . . . . . . . . .    26
Capitalization of HUBCO. . . . . . . . . . . . . . .    26
Pro Forma Condensed Combined Unaudited
 Financial Statements. . . . . . . . . . . . . . . .    27
Selected Consolidated Financial Information
 of HUBCO. . . . . . . . . . . . . . . . . . . . . .    34
Management Discussion and Analysis of
 Financial Condition and Results of
 Operations of HUBCO . . . . . . . . . . . . . . . .    35
Business of HUBCO. . . . . . . . . . . . . . . . . .    52
Management Discussion and Analysis of
 Financial Condition and Results of
 Operations of Statewide . . . . . . . . . . . . . .    55
Business of Statewide. . . . . . . . . . . . . . . .    64
Selected Consolidated Fiancial Data of
 Washington. . . . . . . . . . . . . . . . . . . . .    81
Management Discussion and Analysis of
 Financial Condition and Results of
 Operations of Washington. . . . . . . . . . . . . .    83
Business of Washington . . . . . . . . . . . . . . .    99
Regulation and Supervision of HUBCO. . . . . . . . .   101
FIRREA . . . . . . . . . . . . . . . . . . . . . . .   103
Management of HUBCO. . . . . . . . . . . . . . . . .   104
Shareholdings of Principal Shareholders and
 Management of HUBCO . . . . . . . . . . . . . . . .   106
The Merger Conversion. . . . . . . . . . . . . . . .   107
Description of the Offerings . . . . . . . . . . . .   110
Subscription Procedures. . . . . . . . . . . . . . .   113
Certain Federal Income Tax Consequence . . . . . . .   118
Description of Capital Stock of HUBCO. . . . . . . .   121
Experts. . . . . . . . . . . . . . . . . . . . . . .   123
Legal Matters. . . . . . . . . . . . . . . . . . . .   124
Index to Consolidated Financial Statements
 of HUBCO. . . . . . . . . . . . . . . . . . . . . .   125


============================================================

============================================================


                           1,944,444 SHARES



                                [LOGO]

                              HUBCO, INC.

                             COMMON STOCK



                             ------------
                     SUBSCRIPTION, STOCKHOLDER AND
                     COMMUNITY OFFERING PROSPECTUS
                             ------------






                        COMMUNITY CAPITAL GROUP
                             A DIVISION OF
                            RYAN, BECK & CO.
                                    , 1994





============================================================

                                        PART II

                         INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution

     The expenses in connection with the issuance and distribution of the securities offered hereby (other than underwriting discounts and commissions) are:

      SEC Filing Fee for Registration Statement. . . . .  $ 13,880.00
      National Association of Securities Dealers
       Filing Fee for Registration Statement . . . . . .     4,525.00
      NASDAQ System Listing Fee. . . . . . . . . . . . .    17,500.00
      Legal Fees and Expenses. . . . . . . . . . . . . .   170,000.00
      Printing and Engraving Expenses. . . . . . . . . .   180,000.00
      Accounting Fees and Expenses . . . . . . . . . . .   100,000.00
      Blue Sky Fees and Expenses . . . . . . . . . . . .     3,000.00
      Application Fees . . . . . . . . . . . . . . . . .    57,000.00
      Miscellaneous. . . . . . . . . . . . . . . . . . .    25,000.00
                                                          -----------
        TOTAL. . . . . . . . . . . . . . . . . . . . . .  $570,905.00
                                                          ===========


Item 15. Indemnification of Directors and Officers.

     Certificate of Incorporation and By-Laws; New Jersey Law

     (i) Limitation of Liability of Directors and Officers. Section 14A:2-7(3) of the New Jersey Business Corporation Act permits a corporation to provide in its Certificate of Incorporation that a director or officer shall not be personally liable to the corporation or its shareholders for breach of any duty owed to the corporation or its shareholders, except that such provision shall not relieve a director or officer from liability for any breach of duty based upon an act or omission (a) in breach of such persons' duty of loyalty to the corporation or its shareholders, (b) not in good faith or involving a knowing violation of law or (c) resulting in receipt by such person of any improper personal benefit. HUBCO's Certificate of Incorporation includes limitations on the liability of officers and directors to the full extent permitted by New Jersey law.

     (ii) Indemnification of Directors, Officers, Employees and Agents. Under
Article X of its Certificate of Incorporation, HUBCO must, to the full extent permitted by law, indemnify its directors, officers, employees and agents.
Section 14A:3-5 of the New Jersey Business Corporation Act provides that a corporation may indemnify its directors, officers, employees and agents against judgments, fines, penalties, amounts paid in settlement, and expenses, including attorney's fees, resulting from various types of legal actions or proceedings if the actions of the party being indemnified meet the standards of conduct specified therein. Determinations concerning whether or not the applicable standard of conduct has been met can be made by (a) a disinterested majority of the Board of Directors, (b) independent legal counsel, or (c) an affirmative vote of a majority of shares held by the shareholders. No indemni-fication is permitted to be made to or on behalf of a corporate director, officer, employee or agent if a judgment or other final adjudication adverse to such person establishes that his acts or omissions (a) were in breach of his duty of loyalty in the corporation or its shareholders, (b) were not in good faith or involved a knowing violation of law or (c) resulted in receipt by such person of an improper personal benefit.

     Insurance. HUBCO's directors and officers are insured against losses arising from any claim against them such as wrongful acts or omissions, subject to certain limitations.

Item 16. Exhibits.

     Exhibits are listed by number corresponding to the Exhibit Table of Item 601 of Regulation S-K.


Exhibits
- --------

 1(a)* Form of Agency Agreement between Hubco, Inc. and Community Capital Group, a division of Ryan, Beck & Co., Inc.

 2(a)* Amended and Restated Agreement and Plan of Reorganization, dated as of November 23, 1993, between Statewide Savings Bank, S.L.A., HUBCO, Inc. and Hudson United Bank.

 2(b) Amendment No. 1 to Amended and Restated Agreement and Plan of Reorganization, dated as of February 25, 1994, between Statewide Savings Bank, S.L.A., HUBCO, Inc. and Hudson United Bank.

 4(a)**     Form of HUBCO, Inc. Common Stock Certificate.

 4(b)*      Certificate of Incorporation of Hubco, Inc., as amended.

 4(c)***    By-Laws of Hubco, Inc., as amended.

 5(a)* Opinion of Clapp & Eisenberg, P.C., as to the legality of the securities being registered.

 8* Opinion of Clapp & Eisenberg, P.C., as to certain tax consequences of the Merger.

23(a)       Consent of Arthur Andersen & Co.

23(b)       Consent of Deloitte & Touche.

23(c)       Consent of Coopers & Lybrand.

23(d) Consent of Clapp & Eisenberg, P.C. (included in Exhibit 5(a) hereto).

23(e)       Consent of Kaplan Associates.

24* Powers of Attorney of directors of HUBCO, Inc. in favor of Kenneth T. Neilson.

99(a)*      Subscription Order Form.

99(b)* Appraisal Agreement between Statewide Savings Bank, S.L.A. and Kaplan Associates, Inc.

99(c)*      Preliminary Appraisal by Kaplan Associates, dated December 7,
            1993.

- ------------

    * Previously filed.
   ** Incorporated by reference from Registrant's Registration Statement (No.
      33-47009) on Form S-2.
  *** Incorporated by reference from Registrant's Annual Report on Form 10-K for the Fiscal Year Ended December 31, 1991.
 **** To be filed by amendment.

Item 17. Undertakings.

     The undersigned registrant hereby undertakes:

     (a) To deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Securities Exchange Act of 1934; and, where interim financial information required to be presented by Article 3 of Regulation S-X is not set forth in the prospectus, to deliver or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

     (b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     (c) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or
  (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

     (d) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                       SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all the requirements for filing on Form S-3 and has duly caused this registration statement or amendment thereto to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Union City, State of New Jersey, on the 25 day of March, 1994.

                                   HUBCO, INC.

                                   By        /s/ KENNETH T. NEILSON
                                      --------------------------------------
                                                KENNETH T. NEILSON,
                                       PRESIDENT AND CHIEF EXECUTIVE OFFICER


     Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.


                Signature                            Title                               Date
                ---------                            -----                               ----
                    *                   Chairman of the Board and Director          March 25, 1994
- -------------------------------------
          (JAMES E. SCHIERLOH)


   /s/     KENNETH T. NEILSON           President and Director                      March 25, 1994
- -------------------------------------    (Chief Executive Officer)
          (KENNETH T. NEILSON)


                    *                   Director                                    March 25, 1994
- -------------------------------------
            (ROBERT J. BURKE)


                    *                   Director                                    March 25, 1994
- -------------------------------------
          (HENRY G. HUGELHEIM)

                                        Director
- -------------------------------------
            (HARRY J. LEBER)


                    *                   Director                                    March 25, 1994
- -------------------------------------
          (CHARLES F. X. POGGI)


                    *                   Director                                    March 25, 1994
- -------------------------------------
     (SISTER GRACE FRANCES STRAUBER)

                                        Director
- -------------------------------------
             (EDWIN WACHTEL)


                    *                   Assistant Treasurer (Principal              March 25, 1994
- -------------------------------------    Financial Officer and Principal
          (CHRISTINA L. MAIER)           Accounting Officer)


* By /s/   KENNETH T. NEILSON
    --------------------------------
           KENNETH T. NEILSON
           AS ATTORNEY-IN-FACT

                                     EXHIBIT INDEX

                                                                SEQUENTIALLY
                                                                  NUMBERED
EXHIBITS                        DESCRIPTION                         PAGE
- --------                        -----------                     ------------

 1(a)*      Form of Agency Agreement between Hubco, Inc. and Community
              Capital Group, a division of Ryan, Beck & Co., Inc.

 2(a)*      Amended and Restated Agreement and Plan of Reorganization, dated as of November 23, 1993, between Statewide Savings Bank, S.L.A., HUBCO, Inc. and Hudson United Bank.

 2(b)       Amendment No. 1 to Amended and Restated Agreement and Plan of
              Recorganization, dated as of February 25, 1994, between Statewide Savings Bank S.L.A., HUBCO, Inc. and Hudson United Bank.

 4(a)**     Form of HUBCO, Inc. Common Stock Certificate.

 4(b)*      Certificate of Incorporation of Hubco, Inc., as amended.

 4(c)***    By-Laws of Hubco, Inc., as amended.

 5(a)*      Opinion of Clapp & Eisenberg, P.C., as to the legality of the securities being registered.

 8*         Opinion of Clapp & Eisenberg, P.C., as to certain tax
              consequences of the Merger.

23(a)       Consent of Arthur Andersen & Co.

23(b)       Consent of Deloitte & Touche.

23(c)       Consent of Coopers & Lybrand.

23(d)       Consent of Clapp & Eisenberg, P.C. (included in Exhibit 5(a)
              hereto).

23(e)       Consent of Kaplan Associates.

24*         Powers of Attorney of directors of HUBCO, Inc. in favor of
              Kenneth T. Neilson.

99(a)*      Subscription Order Form.

99(b)*      Appraisal Agreement between Statewide Savings Bank, S.L.A. and
              Kaplan Associates, Inc.

99(c)*      Preliminary Appraisal by Kaplan Associates, dated December 7,
              1993.

- ------------
    * Previously filed.
   ** Incorporated by reference from Registrant's Registration Statement (No.
      33-47009) on Form S-2.
  *** Incorporated by reference from Registrant's Annual Report on Form 10-K for the Fiscal Year Ended December 31, 1991.
 **** To be filed by amendment.